Form 20-F
period 2005-01-31
GEMSTAR RESOURCES LTD
filed 2005-07-29
CIK 906361

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F

                             SEC File No. 001-31799
(Mark One)

       Registration statement pursuant to Section 12(b) or (g) of the Securities
 ---   Exchange Act of 1934 or

  X    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange
-----  Act of 1934

       For the fiscal year ended January 31, 2005   or

---- Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from ___________ to _________________



                             GEMSTAR RESOURCES LTD.
        ----------------------------------------------------------------

             (Exact name of registrant as specified in this charter)

                            British Columbia, Canada
        ----------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


     220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0
   --------------------------------------------------------------------------

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:


                         None                                  None
               ---------------------------           --------------------------
                  (Title of each class)              (Name of each exchange
                                                     on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
               --------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                 ----------------
                                 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                             5,652,000 Common Shares
               --------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                             Yes            No    X
                                                ----------    ---------

Indicate by check mark which financial statement item the registrant has elected to follow.
                                           Item 17    X     Item 18           .
                                                  --------         ---------

                                TABLE OF CONTENTS

                                                                          PAGE
                                     PART I

ITEM 1.  Identity of Directors, Senior Management and Advisors..............1
           1.1 Directors and Senior Management..............................1
           1.2 Advisors.....................................................1
           1.3 Auditors.....................................................1

ITEM 2.  Offer Statistics and Expected Timetable............................1

ITEM 3.  Key Information   2
           3.1 Selected Financial Data......................................2
                3.2 Capitalization and Indebtedness.........................3
                3.3 Reasons for the Offer and Use of Proceeds...............3
                3.4 Risk Factors............................................3

ITEM 4.  Information on the Company.........................................8
                4.1 History and Development.................................8
                4.2 Dotted Lake Property....................................9
                4.3 Competition............................................11
                4.4 Management & Employees.................................12
                4.5 Environmental Regulations..............................12

ITEM 5.   Operating and Financial Review and Prospects.....................13
                5.1 Results of Operations..................................13
                5.2 Liquidity..............................................14

ITEM 6.   Directors, Senior Management and Employees.......................15
                6.1 Directors and Senior Management........................15
                6.2 Compensation of Directors..............................17
                6.3 Board Practices........................................17
                6.4 Employees..............................................18
                6.5 Share Ownership of Directors and Officers..............18

ITEM 7.   Major Shareholders and Related Party Transactions................18
                7.1 Beneficial Ownership...................................18
                7.2 Related Party Transactions.............................19
                7.3 Interests of Experts and Counsel.......................21

ITEM 8.   Financial Information............................................21
                8.1 Legal Proceedings......................................21
                8.2 Significant Changes....................................21

ITEM 9.   The Offer and Listing............................................21
                9.1 Offering and Listing Details...........................21

ITEM 10.  Additional Information...........................................22
                10.1 Share Capital.........................................22
                10.2 Memorandum and Articles of Association................22
                10.3 Material Contracts....................................23
                10.4 Exchange Controls and other Limitations
                       Affecting Security Holders..........................24
                10.5 Canadian Federal Income Tax Consequences to
                       United States Investors.............................24
                10.6 United States Federal Income Tax Consequences
                       to U.S. Investors...................................25
                10.7   Statements by Experts...............................29
                10.8 Documents on Display..................................29

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk........29

ITEM 12. Descriptions of Securities Other than Equity Securities...........29
                12.1 Warrants..............................................29
                12.2 Stock Options.........................................29

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies...................30

ITEM 14. Material Modifications to the Rights of Security Holders
             and Use of Proceeds...........................................30

                                    PART III

ITEM 17. Financial Statements

ITEM 18. Financial Statements

ITEM 19. Exhibits

SIGNATURE

                           FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

                                     PART I


Item 1.   Identity of Directors, Senior Management and Advisors

     1.1 Directors and Senior Management:

         Not applicable.


Item 2.  Offer Statistics and Expected Timetable

         Not applicable


Item 3.  Key Information

     3.1          Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended January 31, 2005, 2004, 2003, 2002 and 2001. We derived all figures from our financial statements, which were audited by our independent auditor. This information should be read in conjunction with our financial statements includes in this annual report. Our audited financial statements for the fiscal years ended January 31, 2002 and 2001 are not included in this annual report.

Our financial statements included in this annual report and the table set forth below gave been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 9 to our audited financial statements. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United States generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles
===============================================================================================================================
                                  Fiscal Year      Fiscal Year       Fiscal Year          Fiscal Year           Fiscal year
                                    ended             ended              ended               ended                ended
                                January 31, 2005   Jan. 31, 2004     Jan. 31, 2003        Jan. 31, 2002       Jan. 31, 2001

                                   (in Cdn$)          (in Cdn$)        (in Cdn$)            (in Cdn$)             (in Cdn$)
-------------------------------------------------------------------------------------------------------------------------------
Net Operating Revenue                 Nil                Nil                 Nil                 Nil                 Nil
Loss from operations                ($102,174)        ($66,910)          ($421,332)           ($269,158)          ($73,946)

Loss per common share                ($0.02)           ($0.01)             ($0.07)              ($0.05)            ($0.01)
-------------------------------------------------------------------------------------------------------------------------------
Total assets                           $6,776           $4,202              $3,644             $160,781            $13,536
-------------------------------------------------------------------------------------------------------------------------------
Net assets                            ($984,028)       (877,455)          ($819,541)          ($598,209)          ($329,051)

-------------------------------------------------------------------------------------------------------------------------------
Long term debt                            Nil             Nil                Nil               $608,250            $239,994
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                  Nil             Nil                Nil                 Nil                  Nil
-------------------------------------------------------------------------------------------------------------------------------
Deficit                              ($2,102,096)     ($1,999,922)       $ (1,933,012)       ($1,718,055)        ($1,448,897)
-------------------------------------------------------------------------------------------------------------------------------
Capital stock                         $1,113,471       $ 1,113,471       $ 1,113,471          $1,113,471           $1,113,471
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number                5,651,714         5,651,714         5,651,714           5,651,714            5,970,000
of common shares
===============================================================================================================================

Canadian Generally Accepted Accounting Principles
===============================================================================================================================
                                  Fiscal Year      Fiscal Year       Fiscal Year          Fiscal Year           Fiscal year
                                    ended             ended              ended               ended                ended
                                January 31, 2005   Jan. 31, 2004     Jan. 31, 2003        Jan. 31, 2002       Jan. 31, 2001

                                   (in Cdn$)          (in Cdn$)        (in Cdn$)            (in Cdn$)             (in Cdn$)
-------------------------------------------------------------------------------------------------------------------------------
Net Operating Revenue                 Nil                Nil              Nil                  Nil                   Nil
-------------------------------------------------------------------------------------------------------------------------------
Loss from operations               ($102,174)         ($62,350)       $ (262,432)         $ (69,158)             $ (73,946)
-------------------------------------------------------------------------------------------------------------------------------
Loss per common share                ($0.02)            ($0.01)          ($0.05)            ($0.01)               ($0.01)
-------------------------------------------------------------------------------------------------------------------------------
Total assets                        $170,236           $167,662         $162,544           $360,781               $13,536
-------------------------------------------------------------------------------------------------------------------------------
Net assets                         ($820,568)          (713,995)       ($660,641)         ($398,209)            ($329,051)

-------------------------------------------------------------------------------------------------------------------------------
Long term debt                        Nil                Nil              Nil              $608,250              $239,994
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends per share              Nil                Nil              Nil                 Nil                   Nil
-------------------------------------------------------------------------------------------------------------------------------
Deficit                            ($1,938,636)       ($1,836,462)     ($1,774,112)       ($1,518,055)          ($1,448,897)
-------------------------------------------------------------------------------------------------------------------------------
Capital stock                       $1,113,471         $1,113,471       $1,113,471         $1,113,471            $1,113,471
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number              5,651,714         5,651,714        5,651,714            5,652,000            5,970,000
of common shares
===============================================================================================================================

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On July 21, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.2177. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past fiscal years ended January 31 and for the six-month period between January 31, 2005 and June 30, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

Time Period                              Average Exchange Rate for Period
-----------                               --------------------------------
Year ended Jan 31, 2005                               $1.2912
Year ended Jan 31, 2004                               $1.3422
Year ended Jan 31, 2003                               $1.5650
Year ended Jan 31, 2002                               $1.5596
Year ended Jan 31, 2001                               $1.4910

Time Period                                          Low - High

Month ended Jan 31, 2005                             $1.2005 - $1.2422
Month ended Feb. 28, 2005                            $1.2294 - $1.2562
Month ended Mar. 31, 2005                            $1.2017 - $1.2463
Month ended April 30, 2005                           $1.2146 - $1.2568
Month ended May 31, 2005                             $1.2373 - $1.2703
Month ended June 30, 2005                            $1.2256 - $1.2578

     3.2          Capitalization and Indebtedness

         The following table sets forth our capitalization and indebtedness as at June 30, 2005.

================================================================================
                                                       As at June 30, 2005
--------------------------------------------------------------------------------

Short term debt
   (unsecured and not guaranteed)                            $1,182,490
--------------------------------------------------------------------------------
Long term debt                                                   Nil
--------------------------------------------------------------------------------
Total debt                                                   $1,182,490
--------------------------------------------------------------------------------

Shareholder's Equity
  Common shares                                             $1,113,471
  Retained earnings (accumulated deficit)                  ($1,980,157)
--------------------------------------------------------------------------------
Total shareholders' equity                                 ($ 866,686)
================================================================================

     3.3          Reasons for the Offer and Use of Proceeds
                  Not Applicable

     3.4          Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares The following is a list of all known material risks relating to our business and an investment in our common shares:

We have a history of losses. Our inability to achieve profitability will negatively impact any investment in our shares.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on March 31, 1998 to January 31, 2005, we have incurred losses totalling $1,938,636 (US GAAP - $2,102,096). Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of cash flow. If we are unable to generate generate revenue, our business will fail.

We have limited financial resources, no source of operating cash flow and no commitments for additional funding for further exploration of the Dotted Lake property. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and ultimately the failure of our business.

Very few mineral properties are ultimately developed into producing mines. If we are unable to prove that a mineral reserve exists on our Dotted Lake property, our business may fail.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, our mineral properties have no known body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

It is unknown whether we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The probability of an individual mineral exploration prospect such as the Dotted Lake Property ever containing reserves is extremely remote. It is unlikely that the property contains reserves, so any funds expended on the property will most likely be lost.

If we do not obtain additional financing, our business will fail.

As at July 29, 2005, we had cash in the amount of $80,627. Our ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. Management is actively seeking additional financing, but has no specific commitments for investment. These matters raise doubt about the company's ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management has only limited experience in resource exploration. None of our directors or officers has any significant technical training or experience in resource exploration for, starting and operating a mine. With no direct training or experience in this sector, our management may not be fully aware of many of the specific requirements related to working within the industry. Their business decisions may not take into account standard engineering or managerial approaches that mineral exploration companies with qualified management commonly use. As a result, our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

Mineral exploration involves a high degree of risk against which we are not currently insured. Environmental liability that we incurred may irreparably harm our business.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock. We do not currently maintain insurance against environmental risks relating to the Dotted Lake property.

If title to the Dotted Lake is disputed, we may lose our sole business asset and our business may fail.

The Dotted Lake property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. There is a risk that the property boundaries could be challenged. In such circumstances, we will incur costs defending our title to the Dotted Lake property and may lose our interest in the claims, causing our business to fail.

We may require permits and licenses that we may not be able to obtain. If we are unable to obtain such permits and licenses, our business plan will fail.

Our operations may require licenses and permits from various governmental authorities. If we are unable to obtain such licenses and permits, we will not be able to continue exploration and development of the Dotted Lake property and we may have to abandon our business plan.

We will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the Phase II drilling program and any subsequent exploration work that results in a physical disturbance to the land if the program calls for the disturbance of more than 10,000 square meters of the property surface, or such areas that would total that amount when combined. A work permit is also required for the erection of structures on the property. There is no charge to obtain a work permit under the Mining Act.

Metal prices fluctuate widely. A decrease in metal prices may prevent us from raising the capital necessary to continue our business plan in the future. As well, low metal prices will reduce the value of any reserve we discover on the Dotted Lake property.

Factors beyond our control may affect the marketability of any minerals we discover. Metal prices have fluctuated widely, particularly in recent years. Our ability to raise capital for continuing exploration of the Dotted Lake property depends to a large degree on the market price for metals generally, as well as for gold in particular. In addition, the value of any reserve we discover on the Dotted Lake property will fluctuate depending on current metal prices. Low metal prices may make it uneconomical to commence production on the Dotted Lake property if a reserve is established, of which there is no guarantee.

The resource industry is very competitive. The competitive nature of the business may increase our cost of operations and prevent us from obtaining interests in additional mineral properties.

The resource industry is intensely competitive in all its phases. We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

In conducting exploration on the Dotted Lake property, we will be subject to environmental regulations. In addition, our operations may be adversely affected by changes in environmental regulations. A significant change in such regulations may prevent us from proceeding with our business plan.

Our operations are be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

When our exploration program on the Dotted Lake property proceeds to the drilling stage, we may be required to post small bonds if the rights of a private land owner may be affected. We may also be required to file statements of work with the Ministry of Northern Development and Mines. We will also be required to undertake remediation work on any exploration that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.

If a market our common shares does not develop, shareholders may be unable to sell their shares.

Our common shares do not trade on any recognized stock exchange or quotation system. Unless a market develops, it will be difficult for shareholders to sell their stock. As a result, shareholders may find that they are unable to achieve benefits from their investment.

When our securities become listed, they will be subject to penny stock regulation, which may impede an investor's ability to purchase our common shares.

If a market for our securities develops, the price of our common stock will be below $5.00 per share and we will be subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our shares of common stock. The market price of our shares would likely suffer as a result.

Enforcement of legal process may be difficult.

All members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, investors will not be able to:

1. effect service of process upon us, or upon individuals related to uswithin the United States;

2. enforce judgments obtained in United States courts against us based upon the civil liability provisions of the United States securities law;or

3. enforce judgments of United States court judgments based upon the civil liability provisions of the United States federal securities law.

However, investors may commence original actions against us, our directors and officers and our experts in British Columbia courts. However, as our sole mineral property asset is located in Ontario, additional legal proceedings would need to be commenced in that province in order to satisfy any judgment.

Investors may not be able to seek judgment in British Columbia or Ontario if the court determines that it is unable to rule in a matter that involves determinations respecting United States securities laws. In such circumstances, investors would be prevented from obtaining judgment that is enforceable against us.

As we are incorporated pursuant to the laws of British Columbia, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the British Columbia Company Act.


Item 4            Information on the Company

     4.1          History and Development

We were incorporated under the name "Gemstar Resources Ltd." pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on March 31, 1988. We are an exploration stage company that owns mineral claims in Ontario, Canada. There is no assurance that a commercially viable mineral deposit exists on our claims. Further exploration will be necessary before a final evaluation as to the economic and legal feasibility of our claims is determined.

Our head office is located at 220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0. Our telephone number is (604) 837-2739.

We  have  not  been  involved  in  any   bankruptcy,   receivership  or  similar
proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We currently own a 100% interest in five contiguous mineral claims known collectively as the Dotted Lake property which are situated in the Blake River area, Thunder Bay Mining Division of Ontario, Canada. There is no assurance that a commercially viable mineral deposit exists on the Dotted Lake property. Further exploration will be required before a final evaluation as to the economic feasibility of the property is determined. No exploration activity has been conducted on the Dotted Lake property in the past 12 years. Prior to that, only limited exploration was conducted on the claims.

We originally acquired the Dotted Lake property from LCM Equities Ltd., a private British Columbia company owned by Mr. John Donaldson, pursuant to a mineral property purchase agreement dated October 27, 2000. Pursuant to that agreement, we paid $200,000 to acquire a 100% interest in the Dotted Lake property.

In 2004, our interest in the Dotted Lake property lapsed due to our failure to complete the minimum required assessment exploration work on the claims. Management determined that it would be less expensive to allow the claims to lapse and then restake them, rather than completing the required assessment work.

We reacquired the property by staking the property in accordance with Ontario laws. This involved retaining a prospector to go to the location of the claims, drive wooden posts into the ground and affix metal tags to the posts that describe information respecting the claims. Information regarding the staking procedures was filed with the Ontario Ministry of Northern Development and Mines.

     4.2          Dotted Lake Property

Location and Access
-------------------
The Dotted Lake property is situated in north central Ontario, approximately 50 kilometers northeast of Lake Superior and 260 kilometers east-northeast from the city of Thunder Bay. Manitouwadge (45 kilometers to the north), Marathon (45 kilometers southwest) and White River (50 kilometers southeast) are the closest towns. The latter two communities are situated along Highway 17, part of the Trans-Canada Highway network, while the property itself lies some 20 kilometers north of Highway 17.

Currently, there is no road access directly on to the Dotted Lake property. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer or by snowmobile in winter. Alternatively, another bush road that connects with Highway 614, some
19.2 kilometers north of Hwy 17, terminates approximately 0.7 kilometers north of the north claim boundary.

Title and Claim Status
----------------------
We own a 100% interest in the Dotted Lake property, which consists of five contiguous mineral claims registered in the name of 1179406 Ontario Ltd., a private Ontario company that holds the claims in trust for us. It is a common procedure to have such claims held in trust given the expense that we would incur in registering as a recorded claim holder and an extraprovincial company in Ontario. We can request that the claims be registered in our name at any time.

The five mineral claims, recorded as claims numbered 3011450, 3011451, 3011452, 3011453 and 3011454, cover 1,216 hectares. In order to keep the claims in good standing, we must spend at least $31,200 on exploration of the Dotted Lake property by March 14, 2006 (with respect to claims 3011450 and 3011451) and March 23, 2006 (with respect to claims 3011452, 3011453 and 3011454). We do not have any other third party obligations with respect to the claims.

The principal benefit of having a trustee hold the claims on our behalf is that we avoid the expense that we would incur in registering as a recorded claim holder and an extraprovincial company in Ontario. However, if the trustee becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in Ontario courts.

The registration of the claims in the name of a trustee does not impact a third party's ability to commence an action against us respecting the Dotted Lake property or to seize the claims after obtaining judgment.

Previous Exploration
--------------------
Several companies and individuals have conducted exploration activities on various parts of the Dotted Lake property. To date, no mineral deposit has been delineated on the property, and consequently there has been no production from the property nor any reserve or resource estimated. We have not yet conducted any exploration on the Dotted Lake property.

During March 2005, we completed a magnetic and VLF-EM survey of the Dotted Lake property using an airplane. Magnetic surveys involve searching for changes in the magnetic field over property areas. Magnetic anomalies may be a result of accumulations of certain magnetic rocks such as phrrhotite, hematite and magnetite. These rock types are often found alongside base metals such as copper, zinc and nickel, or precious metals such as gold and silver.

VLF-EM surveys consist of two separate surveys: a very low frequency survey and an electromagnetic survey. Very low frequency surveys use radio waves to determine whether rocks on a mineral property conduct electricity. Almost all of the precious and base metals that we seek are above average conductors of electricity and will affect VLF readings. Electromagnetic surveys involve measuring the strength of the earth's magnetic field. Variations in the magnetic readings on a property may indicate the increased likelihood of precious or base minerals in the area.

We will focus future exploration programs on the Dotted Lake Property on specific property areas based on the results of these surveys.

Proposed Exploration
--------------------
In his geological report on the Dotted Lake property, our consulting geologist, Mr. James G. Burns, P.Eng., recommends a two phase exploration program for the Dotted Lake property. The report covered the claims that were previously staked on our behalf rather than the area covered by the current claims. However, Mr. Burns advises that the recommendations in his report remain the same for the re-staked claims.

Mr. James G. Burns, of 190 Graye Crescent, Timmins, Ontario, P4N 8K8, holds a Bachelor of Science degree in geological science from Queen's University in Kingston, Ontario. He has practiced continuously as a geologist since that date. Mr. Burns is a member of the Association of Professional Engineers of Ontario, the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association of Canada. Mr. Burn's has reviewed the summary of his geological report in this annual report and concurs will its contents.

The first phase should consist of line cutting, a induced polarization survey, a magnetic survey and a VLF survey.

Mr. Burns recommends a phase two exploration program consisting  of the drilling
of targets identified from the results of the phase one work. He    suggests the
following budgets:

Phase I

Line cutting:                                        $36,800
Induced polarization survey:                         $66,000
Detailing IP survey:                                  $6,000
Magnetic and VLF surveys:                            $17,250
Supervision:                                          $5,000
Geophysical interpretation and reporting:             $7,000
Contingency:                                         $13,950

Total:                                              $152,000

Phase II

Diamond drilling:                                   $150,000
Assays:                                               $4,000
Geologist:                                           $25,000
Core shack/office rental:                             $5,000
Reporting:                                            $1,750
Drafting:                                             $2,000
Contingency:                                          $2,000

Total:                                              $206,000

We intend to commence the Phase I exploration program on the Dotted Lake property in the fall of 2005. We anticipate completing the phase one program, as well as a review of the results of the program over a period of two months.

We intend to commence the Phase II exploration program in the spring of 2006. The program, including interpretation of results is expected to take two to three months.

The Dotted Lake property area experiences a temperate climate with moderate to long cold winters and short warm to hot summers. Total precipitation is about 1,000 millimeters, including over three meters of snow. Break up or freeze up conditions may impinge upon exploration activities, but normally exploration and mining may be conducted year round. However, it is more economical to conduct exploration programs in spring and summer when access to and travel across the property are easier, and when snow removal for surface exploration is not required.

     4.3          Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

     4.4          Management & Employees

We do not have any employees other than our directors and officers.

We are a party to an agreement with Darcy Krell, our Secretary, whereby Mr. Krell is engaged to perform certain management relations services on our behalf at a fee of $2,500 per month. Mr. Krell is the husband of our President, Ms. Linda Smith and the father of our director, Ms. Shannon Krell.

We retain Mr. Krell to arrange and negotiate mineral property acquisitions and exploration contracts (subject to director approval), arrange for and secure financings for the company, arrange for the collection of all receivables and the payment of all obligations, establishing and maintaining suitable banking relations, ensuring the maintenance of proper accounting records and perusing and replying to all corporate inquiries and correspondence.

     4.5          Environmental Regulations


We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in the Province of Ontario, specifically. Under these laws, prior to production, we have the right to explore the property, subject only to a notice of work which may entail posting a bond. To date, we have not been required to post a bond with respect to exploration on the Dotted Lake property.

In addition, production of minerals in Ontario will require prior approval of applicable governmental regulatory agencies. We can provide no assurance to investors that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known at this time.

We have budgeted for regulatory compliance costs as part of our operations. We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of future exploration.

Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

-    Water discharge will have to meet water standards;

-    Dust generation will have to be minimal or otherwise re-mediated;

- Dumping of material on the surface will have to be re-contoured and re-vegetated;

- An assessment of all material to be left on the surface will need to be environmentally benign;

-    Ground water will have to be monitored for any potential contaminants;

- The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

- There will have to be an impact report of the work on the local fauna and flora.

While we do not require any authorization to proceed with the initial phase of the recommended exploration program, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the Phase II drilling program and any subsequent exploration work that results in a physical disturbance to the land if the program calls for the disturbance of more than 10,000 square meters of the property surface, or such areas that would total that amount when combined. There is no charge to obtain a work permit under the Mining Act.

When our exploration program proceeds to the drilling stage, we may be required to post small bonds if the rights of a private land owner may be affected. We may also be required to file statements of work with the Ministry of Northern Development and Mines and to undertake remediation work on any exploration that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.


Item 5.  Operating and Financial Review and Prospects

         5.1      Results of Operations

We are an exploration stage company that owns the Dotted Lake property located in Ontario. To date, a majority of our operations and our expenditures have been as a result of related party transactions.

In the fiscal year ended January 31, 2005, we incurred a net loss of $102,174 consisting of management fees of $30,000, office costs of $26,028, professional fees of $18,812, audit fees of $14,605, travel and promotion $9,971, transfer agent and filing fees of $2,008, bank charges and interest of $402 and amortization costs of $348.

Our net loss increased from $62,350 in fiscal 2004 to $102,174 in fiscal 2005 primarily due to an increase in audit fees from $2,700 to $14,605 and an increase in professional fees from $2,253 to $18,812. These increased fees primarily related to our preparation and filing of a annual report on Form 20-F in the most recently completed fiscal year, as well as related reporting obligations.

At January 31, 2005, we had assets of $170,236 including $2,989 in cash and liabilities of $990,804 consisting of accounts payable and accrued liabilities of $109,009 and loans from related parties of $881,795. Of these loans, $779,638 are unsecured, non-interest bearing and have no fixed terms of repayment. An additional $106,754 are unsecured, non-interest bearing and shall mature on January 1, 2006 unless converted into equity with each $0.05 of principal outstanding convertible into one common share prior to maturity.

     5.2          Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors and through director or shareholder loans. We expect to finance operations in this manner in the future, as we have no source of revenue from our business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms.

In the next twelve months, we expect to complete the recommended phase one and phase two exploration programs on the Dotted Lake property. We anticipate that the programs will cost approximately $152,000 and $206,000 respectively.

We also anticipate spending an additional $30,000 on professional fees, including fees payable in connection with the filing of this annual report and complying with other reporting obligations. Administrative expenses over the period are expected to be approximately $60,000.

Total expenditures over the next 12 months are therefore expected to be $448,000. We have advanced $152,000 as an exploration advance in order to fund the recommended phase one program on the Dotted Lake property. We do not have sufficient funds on hand in order to proceed with the phase two recommended program or to cover our anticipated professional and administrative costs.

We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the second phase of the exploration program. We believe that debt financing will not be an alternative for funding the complete exploration program. We do not have any arrangements in place for any future equity financing.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from our intended exploration programs on our properties are unsuccessful.


Item 6.  Directors, Senior Management and Employees

     6.1          Directors and Senior Management

Directors:

Name of Director           Age
----------------------     ----
Linda Smith                 55
Shannon Krell               27
Alexander Mancor            56

Executive Officers:

Name of Officer             Age        Office
--------------------       -----       -------
Linda Smith                 55         President and Chief Executive Officer
Darcy Krell                 57         Secretary

Ms. Linda Smith and Mr. Darcy Krell are husband and wife. Mr. Krell is the father of Ms. Shannon Krell.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Linda Smith

Linda Smith has acted as our president and as a director since October 27, 2000. Ms. Smith also acted as Blue Lightning Ventures Inc.'s president and as a director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from August 1999 to June 2003 and for Candorado Operating Company Ltd. from June 2000 to November 2001. All of these companies are British Columbia and Alberta reporting corporations involved in mineral property exploration. Ms. Smith has also acted as treasurer and a director of Zeno Inc. since its incorporation on January 29, 2003. Zeno Inc. is a U.S. reporting company involved in mineral property exploration. Mr. Smith was also employed part-time as a dental assistant from 1995 to 2002. Ms. Smith aids Mr. Darcy Krell in providing management services to us. She is not currently compensated for her services.

Ms. Smith does not have any professional training or technical credentials in the field of mineral property exploration or development. About 50% of her business time is devoted to our affairs. The remainder of her business time is devoted to Blue Lightning Ventures Inc.

Shannon Krell

Shannon Krell has acted as our director since October 27, 2000. She has been a psychology student for the past five years and is currently attending Douglas College and the University of British Columbia. She is pursuing her undergraduate degree.

Ms. Krell does not have any  professional  training  or   technical  credentials
in the field of mineral  property   exploration   or   development.  She devotes
approximately 10% of her time to our affairs.

Alexander Mancor

Mr. Mancor has acted as our director since October 27, 2000. For the past five years, Mr. Mancor has owned and managed a series of residential rental properties in Burnaby, British Columbia. From 1973 to 1995, he acted as a contract distributor for Pacific Press Ltd. where he was in charge of wholesale and retail distribution of the Vancouver Province and Vancouver Sun newspapers in the Burnaby region.

Mr. Mancor does not have any professional training or technical credentials in the field of mineral property exploration or development. He devotes approximately 10% of his time to our affairs. The rest of his business time is devoted to his private property management business.

Darcy Krell

Since 1996, Mr. Krell has acted as a private investor in various reporting and private companies. He also acted as a director of Big Bar Gold Corporation (March 2002 to April 2004) and Blue Lightning Ventures Inc. (March 2002 to July
2004), both of which are Alberta and British Columbia reporting companies involved in mineral property exploration.

Mr. Krell does not have any professional training or  technical   credentials in
the field   of   mineral   property   exploration   or   development. He devotes
approximately 35% of his time to our affairs.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers other than as follows:

Ms. Linda Smith and Mr. Darcy Krell are husband and wife. Mr. Krell is the father of Ms. Shannon Krell.

         6.2      Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended January 31, 2005.

                           Summary Compensation Table
=======================================================================================================================
    Name and                                                                    Long-term Compensation
   Principal
    Position        Year            Annual Compensation
----------------- --------- ------------------------------------ ------------------------------------------------------
                                                     Other
                               Salary       Bonus    Annual                 Awards             LTIP         All Other
                                                     Compensation                              payouts      Compen
                                                                                                            -sation
                            ------------- ---------- ----------- ----------------------------- ----------- ------------
                                                                                 Securities
                                                                                 Underlying
                                                                  Restricted      Options/
                                                                 Stock Awards       SAR's
                                                                -------------- --------------
-----------------------------------------------------------------------------------------------------------------------
                    2005        Nil          Nil        Nil           Nil            Nil          Nil          Nil
  Linda Smith
   President,
Chief Executive
  Officer and
    Director
-----------------------------------------------------------------------------------------------------------------------
                    2005        Nil          Nil        Nil           Nil            Nil          Nil          Nil
 Shannon Krell
    Director
-----------------------------------------------------------------------------------------------------------------------
                    2005        Nil          Nil        Nil           Nil            Nil          Nil          Nil
Alexander Mancor
    Director
-----------------------------------------------------------------------------------------------------------------------
                    2005      $30,000        Nil        Nil           Nil            Nil          Nil          Nil
  Darcy Krell
   Secretary
=======================================================================================================================

We did not paid compensation to our directors in our most recently completed fiscal year. Management fees are paid to Mr. Darcy Krell at a rate of $2,500 per month. Mr. Krell is our secretary.

         6.3      Board Practices

Linda Smith has acted as our President and a director since October 27, 2000. Alexander Mancor and Shannon Krell were appointed as our directors on the same date. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to an agreement with Darcy Krell, our secretary, whereby Mr. Krell is engaged to perform certain management relations services on our behalf at a fee of $2,500 per month.

Our audit committee is comprised of Linda Smith, Alexander Mancor and Shannon Krell. We have not appointed a remuneration committee.

         6.4      Employees

We have not had any employees other than our directors and officers. When required, we have retained geological and other consultants.

         6.5      Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this annual report:
                                                      Percentage of Outstanding
                           Number of Shares Owned           Common Shares

Linda Smith:                           567,825                  10.05%
Shannon Krell:                               0                   0.00%
Alexander Mancor:                            0                   0.00%
Darcy Krell:                           900,000                  15.92%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report which is 5,651,714.

No incentive stock options are outstanding to our directors and officers.


Item 7.  Major Shareholders and Related Party Transactions

         7.1      Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this annual report, 5,651,714 common shares are issued and outstanding. The Company is authorized to issue up to 100,000,000 common shares without par value.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

Name of Shareholder         Number of Shares  Percentage of Issued Shares

Darcy Krell*                    900,000                      15.92%
Sherman Jen                     637,500                      11.28%
Linda Smith*                    567,825                      10.05%
Ryan Krell*                     500,000                       8.85%
Frank McGill                    409,119                       7.24%

* Darcy Krell and Linda Smith are husband and wife. Ryan Krell is the son of Darcy Krell.

Each of our issued shares entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

     7.2          Related Party Transactions

Since January 31, 2004, there are no transactions which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

       a) we have paid or accrued $2,500 per month for management fees to Darcy Krell doing business as DK Financial Consultants. Mr. Krell is our secretary and is the spouse of our president, Ms. Linda Smith;

       b) we have paid or accrued $1,500 per month for rent and office expenses to Darcy Krell doing business as DK Financial Consultants;

       c) as at January 31, 2005, Ryan Krell, brother of Shannon Krell, our director, and son of Darcy Krell, our secretary, has advanced a total of $106,754 to us as a non-interest bearing loan with no fixed terms of repayment. This amount is currently outstanding. shall mature on January 1, 2006 unless converted into equity with each $0.05 of principal outstanding convertible into one common share prior to maturity;

       e)  as at January 31, 2005, Linda Smith,  our president and a director,
           has advanced a total of $413,486    to us as a  non-interest  bearing
           loan with no fixed terms of repayment. This amount is currently outstanding; and

f) as at January 31, 2005 Darcy Krell has advanced a total of $291,152 to us as a non-interest bearing loan with no fixed terms of repayment. This amount is currently outstanding.

g) as at January 31, 2005 Shannon Krell has advanced a total of $75,000 to us as a non-interest bearing loan with no fixed terms of repayment. This amount is currently outstanding.


We believe that the above related party contracts are more favorable than those that would be obtained in arm's length transactions with third parties. All loans from related parties do not bear interest. Our management and rent agreements with Mr. Darcy Krell are comparable to other such agreements in the industry.

     7.3          Interests of Experts and Counsel
Our experts and legal counsel have no interest in our shareholdings.

Item 8.             Financial Information

     8.1          Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us, except for a British Columbia Supreme Court action by Ellis Foster, Chartered Accountants, our former auditor, for $51,680.54 as at June 30, 2001, plus interest accruing thereafter at a rate of 1% per month.

Ellis Foster commenced legal action against us, Dalian Maple Leaf International School, Sherman Investment Ltd. and Shu Liang Sherman Jen and Lan Ying Li on October 19, 2001. The claim alleges that Ellis Foster provided accounting and audit services to the defendants in connection with the preparation of financial statements relating to our proposed acquisition of Dalian Maple Leaf International School.

We have filed a Statement of Defence in the action denying that we retained Ellis Foster to provide accounting and audit services in connection with the preparation of financial statements for Dalian Maple Leaf International School. We further state that the other defendants are responsible for any fees incurred. Ellis Foster has not taken any steps to proceed with its legal claim since November 23, 2001.

     8.2          Significant Changes

There have been no significant changes since the date of the audited financial statements included herein.

Item 9.              The Offer and Listing

     9.1          Offer and Listing Details

Our common shares previously traded on the Canadian Venture Exchange and Vancouver Stock Exchange under the symbol "GMS". On July 12, 2001, our shares were suspended from trading on the TSX Venture Exchange due to our failure to meet the exchange's minimum working capital requirements. TSX Venture Exchange rules require that listed companies have a minimum of $50,000 in allocated working capital. At the time, we did not meet this requirement and trading in our shares was suspended. Accordingly, there is no current market for our common shares.

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange:

         Period                                High                      Low

February 1, 1999 to January 31, 2000          $0.15                     $0.03
February 1, 2000 to January 31, 2001          $0.25                     $0.06
February 1, 2001 to July 12, 2001             $0.10                     $0.06

We intend to apply to have our common shares quoted on the National Association of Securities Dealers' over-the-counter electronic bulletin board. However, there is no certainty that such listing or any other stock exchange listing will occur.

Item 10.   Additional Information

     10.1   Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value. Our issued share capital as of the date of this annual report is 5,651,714 fully paid common shares without par value. We did not issue any common shares in our capital in our fiscal year ended January 31, 2003, and we have not issued any common shares since that date.

All shares issued and to be issued in the future must be and have been approved by authorizing resolution consisting of a simple majority of our board of directors.

We do not hold any of our own shares.

We do not have any potential obligations to increase our issued capital.

Since February 1, 2000, we have not issued any common shares in our capital.

     10.2  Memorandum and Articles of Association

We were incorporated under the Company Act of British Columbia by registration of our articles of incorporation and memorandum. Pursuant to the provisions of the Company Act, a company may conduct any business that it is not restricted by the terms of its articles from conducting. Our articles contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in our best interests. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our articles of association that establish any threshold for disclosure of ownership. However, the British Columbia and Alberta Securities Commissions require that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

     10.3  Material Contracts

We have not entered into any material contracts within the past two years.

     10.4  Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5. Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

     10.5  Canadian Federal Income Tax Consequences to United States Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

 10.6  United States Federal Income Tax Consequences to United States Investors

The following general discussion sets forth a summary of the material United States federal income tax consequences that are applicable to the following persons who invest in and hold our common shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as specially defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the United States or of any state and (iii) estates or trust the income of which is subject to United States federal income taxation regardless of its source. This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder's particular circumstances (including potential application of the alternative minimum tax, (b) certain U.S. Investors subject to special treatment under federal income tax laws or foreign individuals or entities, (c) U.S. Investors owning directly or by attribution 10% or more of our common shares, or (d) any aspect of state, local or non-United States tax laws. Additionally, the following discussion assumes that the Company will not be classified as a "foreign personal holding company" under the Internal Revenue Code of 1986 as amended (the "Code").

         Passive Foreign Investment Company

For any of our taxable years, if 75% or more of our gross income is "passive income" (as defined in the Code) or if at least 50% of our assets, by average fair market value (or adjusted income basis if the Company elects), are assets that produce or are held for the production of passive income, we will be deemed to be a Passive Foreign Investment Company ("PFIC").

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Section 1291 to 1297 of the Code. As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat us as a "qualified electing fund" (a QEF election").

U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES

         The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below, and because we anticipate that we will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which we are a PFIC. There can be no assurance, however, that this will be the case. Accordingly, the timely making of the QEF election, as discussed below, generally should, subject to the discussion below under "Other PFIC Rules", avoid any significant adverse United State federal income tax consequences resulting from any classification of us as a PFIC, although this may depend on a particular U.S. Shareholder's particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat us as a QEF (an "Electing U.S. Shareholder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we are a PFIC (or is treated as a PFIC with respect to the U.S. Shareholder) on such Electing U.S. Shareholder's pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which, or with which, our taxable year ends, regardless of whether such amounts actually are distributed. An Electing U.S. Shareholder, however, would not take into account any income with respect to any of our taxable years for which we have no earnings and profits. Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of Common Shares.

The QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of our common shares (or deemed to be realized on the pledge of such shareholder's common shares) as capital gain;
(ii) treat such shareholder's share of our net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain in the case of an individual Electing U.S. Shareholder, the "step-up" in the tax basis of Common Shares to the fair market value of such shares on the date of such Electing U.S. Shareholder's death (which would otherwise not be retained); and
(iv) generally avoid interest charges resulting from PFIC status altogether.

In the event we are deemed a PFIC, we intend to comply with the reporting requirements prescribed by Treasury regulations. In particular, we will maintain information so that our ordinary earnings and net capital gain may be determined. However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for us to comply. If, after review of the requirements, we decide not to comply with the PFIC record-keeping requirements, we will so notify our shareholders.

A QEF Election must be made by attaching the following documents to the timely filed U.S. federal income tax return for the first taxable year of the U.S. Shareholder in which or with which our taxable year during which we were a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends: (i) a "Shareholder Section 1295 Election Statement" executed by the U.S. Shareholder, (ii) a "PFIC Annual Information Statement" received by the U.S. Shareholder from us, and (iii) a Form 8621. In addition, the Electing U.S. Shareholder must file a copy of the Shareholder Section 1295 Election Statement with the Internal Revenue Center, PO Box 21086, Philadelphia, PA 19114. In the case of common shares owned through a U.S entity, the election is made at the entity level.

The following three paragraphs apply to Electing U.S. Shareholders:

         Dividends Paid on Common Shares:

Dividends paid on our common shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules. Such dividends generally will not qualify for the dividends-received deduction available to corporations. Amount in excess of such earnings and profits will be applied against the Electing U.S. Shareholder's tax basis in the common shares, and to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares.

         Credit for Canadian Taxes Withheld:

Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder's tax liability attributable to foreign-source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit against United States federal income taxes by an Electing U.S. Shareholder who chooses to claim such a credit for the taxable year. Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim United States tax deduction for such Canadian tax in such taxable year.

         Disposition of Common Shares:

Any gain or loss on a sale or exchange of common shares by an Electing U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the common shares have been held for more than one year, and otherwise will be short-term capital or loss. The sale of common shares through certain brokers may be subject to the information reporting and back-up withholdings rules of the Code.

1.       The Non-QEF Election Alternative

If a U.S. Shareholder does not timely make a QEF Election for the first taxable year during which he holds (or is considered to hold) the common shares in question and we are a PFIC (a "Non-electing U.S. Shareholder"), then special rules under Section 1291 will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain "excess distribution" (as defined in the Code) by us. We have never made any distributions with respect to our common shares and we do not anticipate making any such distribution in the foreseeable future.

A non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of our common shares and all excess distributions over such shareholder's entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided such U.S. Shareholder's holding period and beginning after December 31, 1986 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income. Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which is non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

If we are a  PFIC  for  any  taxable  year  during  which  a  non-electing  U.S.
Shareholder holds, or is considered to hold, our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we no longer meet the definition of a PFIC. A Non-electing U.S. Shareholder may determine this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. Certain other elections are also available to Non-Electing U.S. Shareholders.

         Other PFIC Rules

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC, regardless of whether the common shares are held, or considered to be held, by an Electing or Non-electing U.S. Shareholder. For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. In addition, under Section 1291(f) of the Code, the Treasury has authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

         Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

     10.7  Statement by Experts

We have placed reliance upon Moen & Company, Chartered Accountants, of 701 West Georgia Street, Suite 1400, Vancouver, B.C., Canada V7Y 1C6, as experts in accounting and auditing matters relating to the disclosure in this annual report and the financial statements included therein.

All financial information and related contents included in this annual report has been reviewed and authorized by Moen & Company.

     10.8  Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We may make our filings with the SEC electronically as a reporting foreign private issuer.


Item 11. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.


Item 12. Descriptions of Securities Other than Equity Securities

         12.1     Warrants

We have no warrants issued and outstanding.

         12.2     Stock Options

We have no incentive stock options issued and outstanding.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of
                  Proceeds

Not applicable

Item 15.

Not applicable



Item 16.

Not applicable

                                    PART III



Item 17. Financial Statements

Our audited financial statements include:

- our balance sheets as at January 31, 2005, January 31, 2004 and January 31, 2003;

- the following statements for the fiscal years ended January 31, 2005, 2004 and 2003:

-    statements of operations and deficit; and

-    statements of cash flows; and

-    notes to the financial statements.

All of these were audited by our auditor, Moen & Company, Chartered Accountants, except for the information relating to the fiscal years ended January 31, 2003, which was audited by our former auditor, S.G. & Associates, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in the note disclosure. All figures are expressed in Canadian dollars.

Item 18. Financial Statements

         See "Item 17 Financial Statement"
                      -------------------


Item 19. Exhibits

     Exhibit 1:   Financial Statements

     Exhibit 2:   Certificate of Incorporation*

     Exhibit 3:   Memorandum and Articles of Association*

     Exhibit 4: Management Agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*

     Exhibit 5:  Consent of Geologist**

     Exhibit 31.1: Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      Exhibit 31.2: Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      Exhibit 32.1:  Certification of Chief Executive Officer pursuant to
                     Section 302 of the Sarbanes-Oxley Act of 2002

      Exhibit 32.2:  Certification of Chief Financial Officer pursuant to
                     Section 302 of the Sarbanes-Oxley Act of 2002

  *  Previously filed with Form 20-F on September 16, 2003

  **  Previously filed with Form 20-F on December 20, 2004

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.





                                                     GEMSTAR RESOURCES LTD.

Dated:  July 29, 2005
                                                     By:  /s/ Linda Smith
                                                     --------------------------
                                                     Linda Smith, President