Form 20-F
period 2006-01-31
GEMSTAR RESOURCES LTD
filed 2006-11-27
CIK 906361

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F
                                 Amendment No. 4
                             SEC File No. 001-31799
(Mark One)

          Registration  statement  pursuant  to  Section  12(b)  or  (g) of  the
------    Securities Exchange Act of 1934 or

  X       Annual  report  pursuant  to  Section  13 or 15(d) of  the  Securities
-----     Exchange Act of 1934

          For the fiscal year ended January 31, 2006  or

          Transition report pursuant to Section 13 or 15(d)  of  the  Securities
------    Exchange Act of 1934

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


     220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:


             None                                      None
---------------------------------           --------------------------
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

                                      None
               --------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                             5,651,714 Common Shares
               --------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                           Yes     X      No
                               ----------    ---------

Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17    X     Item 18
                                  --------         ---------

                                                  TABLE OF CONTENTS

                                                                                               PAGE
                                                       PART I
ITEM 1.  Identity of Directors, Senior Management and Advisors....................................1
                  1.1 Directors and Senior Management.............................................2
                  1.2 Advisors....................................................................2
                  1.3 Auditors....................................................................2

ITEM 2.  Offer Statistics and Expected Timetable..................................................2

ITEM 3.  Key Information..........................................................................2
                  3.1 Selected Financial Data.....................................................2
                  3.2 Capitalization and Indebtedness.............................................5
                  3.3 Reasons for the Offer and Use of Proceeds...................................5
                  3.4 Risk Factors................................................................5

ITEM 4.  Information on the Company...............................................................9
                  4.1 History and Development....................................................10
                  4.2 Dotted Lake Property.......................................................11
                  4.3 Competition................................................................13
                  4.4 Management & Employees.....................................................14
                  4.5 Environmental Regulations..................................................14

ITEM 5.  Operating and Financial Review and Prospects............................................15
                  5.1 Results of Operations......................................................15
                  5.2 Liquidity..................................................................17

ITEM 6.  Directors, Senior Management and Employees..............................................18
                  6.1 Directors and Senior Management............................................18
                  6.2 Compensation of Directors..................................................19
                  6.3 Board Practices............................................................20
                  6.4 Employees..................................................................21
                  6.5 Share Ownership of Directors and Officers..................................21

ITEM 7.  Major Shareholders and Related Party Transactions.......................................21
                  7.1 Beneficial Ownership.......................................................21
                  7.2 Related Party Transactions.................................................22
                  7.3 Interests of Experts and Counsel...........................................23

ITEM 8.  Financial Information...................................................................23
                  8.1 Legal Proceedings..........................................................23
                  8.2 Significant Changes........................................................23

ITEM 9. The Offer and Listing....................................................................23
                  9.1 Offering and Listing Details...............................................23

ITEM 10. Additional Information..................................................................24
                  10.1 Share Capital.............................................................24


                  10.2 Memorandum and Articles of Association....................................24
                  10.3 Material Contracts........................................................25
                  10.4 Exchange Controls and other Limitations Affecting Security Holders........26
                  10.5 Canadian Federal Income Tax Consequences to
                       United States Investors...................................................26

                  10.6 United States Federal Income Tax Consequences to U.S. Investors...........27
                  10.7 Statements by Experts.....................................................31
                  10.8 Documents on Display......................................................31

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk..............................31

ITEM 12. Descriptions of Securities Other than Equity Securities.................................31
                  12.1 Warrants..................................................................31
                  12.2 Stock Options.............................................................31

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.........................................32

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds............32

                                    PART III

ITEM 17. Financial Statements

ITEM 18. Financial Statements

ITEM 19. Exhibits

SIGNATURE

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

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

                                     PART I
                                     ------

Item 1.   Identity of Directors, Senior Management and Advisors

     1.1 Directors and Senior Management:

         Not applicable.


Item 2.  Offer Statistics and Expected Timetable

         Not applicable


Item 3.  Key Information

     3.1 Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended January 31, 2006, 2005, 2004, 2003 and 2002. We derived all figures from our financial statements, which were audited by our independent auditor. This information should be read in conjunction with our financial statements includes in this annual report. Our audited financial statements for the fiscal years ended January 31, 2004, 2003 and 2002 are not included in this annual report.

Our financial statements included in this annual report and the table set forth below gave been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 14 to our audited financial statements. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United States generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles

===============================================================================================================================
                              Fiscal Year           Fiscal Year          Fiscal Year        Fiscal Year         Fiscal Year
                                 ended                 ended                ended              ended                ended
                            January 31, 2006     January 31, 2005       Jan. 31, 2004       Jan. 31, 2003       Jan. 31, 2002
                              (in Cdn$)             (in Cdn$)            (in Cdn$)            (in Cdn$)           (in Cdn$)
-------------------------------------------------------------------------------------------------------------------------------
Net Operating Revenue            Nil                   Nil                  Nil                  Nil                 Nil
-------------------------------------------------------------------------------------------------------------------------------
Loss from operations         ($204,612)             ($92,349)            ($79,684)           ($421,332)           ($269,158)
-------------------------------------------------------------------------------------------------------------------------------
Loss per common share          ($0.04)              ($0.02)               ($0.01)             ($0.07)             ($0.05)
-------------------------------------------------------------------------------------------------------------------------------
Total assets                   $34,856              $170,236              $4,202               $3,644             $160,781
-------------------------------------------------------------------------------------------------------------------------------
Net assets                   ($1,025,710)          ($821,098)            ($877,455)          ($819,541)          ($598,209)

-------------------------------------------------------------------------------------------------------------------------------
Long term debt                 $39,676                 Nil                   Nil                 Nil              $608,250
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends per share         Nil                   Nil                   Nil                 Nil                 Nil
-------------------------------------------------------------------------------------------------------------------------------
Deficit                      ($2,150,757)         ($1,946,145)         ($1,999,922)         $ (1,933,012)       ($1,718,055)
-------------------------------------------------------------------------------------------------------------------------------
Capital stock                 $1,113,471           $1,113,471           $ 1,113,471          $ 1,113,471          $1,113,471
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number        5,651,714            5,651,714            5,651,714            5,651,714           5,651,714
of common shares
===============================================================================================================================


Canadian Generally Accepted Accounting Principles

===============================================================================================================================
                              Fiscal Year        Fiscal Year         Fiscal Year      Fiscal Year      Fiscal Year
                                 ended              ended              ended            ended             ended
                              January 31,         January 31,        January 31,      January 31,      January 31,
                                 2006                2005               2004             2003             2002
                              (in Cdn$)            (in Cdn$)          (in Cdn$)        (in Cdn$)       (in Cdn$)
-------------------------------------------------------------------------------------------------------------------------------
Net Operating Revenue            Nil                 Nil                Nil              Nil              Nil
-------------------------------------------------------------------------------------------------------------------------------
Loss from operations          ($138,379)          ($92,349)          ($79,684)      $ (262,432)      $ (69,158)
-------------------------------------------------------------------------------------------------------------------------------
Loss per common share          ($0.02)             ($0.02)            ($0.01)          ($0.05)          ($0.01)
-------------------------------------------------------------------------------------------------------------------------------
Total assets                   $101,089           $170,236            $167,662         $162,544         $360,781

-------------------------------------------------------------------------------------------------------------------------------
Net assets                    ($959,477)          ($821,098)         ($713.995)       ($660,641)       ($398,209)

-------------------------------------------------------------------------------------------------------------------------------
Long term debt                 $39,676               Nil                Nil               Nil           $608,250
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends per share         Nil                 Nil                Nil               Nil             Nil
-------------------------------------------------------------------------------------------------------------------------------
Deficit                      ($2,084,524)       ($1,946,145)       ($1,853,796)      ($1,774,112)     ($1,518,055)
-------------------------------------------------------------------------------------------------------------------------------
Capital stock                 $1,113,471         $1,113,471         $1,113,471        $1,113,471       $1,113,471
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number        5,651,714          5,651,714          5,651,714         5,651,714       5,652,000
of common shares
===============================================================================================================================

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On November 22, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.1414. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past fiscal years ended January 31 and for the six-month period between May 31, 2006 and October 31, 2006, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

  Time Period                           Average Exchange Rate for Period
  -----------                           --------------------------------
  Year ended Jan 31, 2006                            $1.2006
  Year ended Jan 31, 2005                            $1.2912
  Year ended Jan 31, 2004                            $1.3422
  Year ended Jan 31, 2003                            $1.5650
  Year ended Jan 31, 2002                            $1.5596

  Time Period                                      Low - High
  -----------                                      -----------
   Month ended May 31, 2006                    $1.0987 - $1.1232
   Month ended June 30, 2006                   $1.0991 - $1.1241
   Month ended July 31, 2006                   $1.1112 - $1.1415
   Month ended August 31, 2006                 $1.1066 - $1.1312
   Month ended September 30, 2006              $1.1052 - $1.1272
   Month ended October 31, 2006                $1.1154 - $1.1384

3.2   Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as at October 31, 2006

================================================================================
                                                        As at October 31, 2006
--------------------------------------------------------------------------------
Short term debt
(unsecured and not guaranteed)                                 $66,499
--------------------------------------------------------------------------------
Long term debt                                                 $39,676
--------------------------------------------------------------------------------
Total debt                                                   $1,157,189
--------------------------------------------------------------------------------

Shareholder's Equity
--------------------------------------------------------------------------------
Common shares                                               $1,125,047
--------------------------------------------------------------------------------
Retained earnings (accumulated deficit)                    ($2,181,733)
--------------------------------------------------------------------------------
Total shareholders' deficit                                 $1,056,686
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

WE HAVE A HISTORY OF LOSSES. OUR INABILITY TO ACHIEVE PROFITABILITY WILL NEGATIVELY IMPACT ANY INVESTMENT IN OUR SHARES.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on March 31, 1998 to January 31, 2006, we have incurred losses totalling $2,084,524 (US GAAP - $2,150,757). Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

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

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

As at January 31, 2006, we had cash in the amount of $16,945. Our ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. Management is actively seeking additional financing, but has no specific commitments for investment. These matters raise doubt about the company's ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

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

ENFORCEMENT OF LEGAL PROCESS MAY BE DIFFICULT.

All members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, investors will not be able to:

1. effect service of process upon us, or upon individuals related to us within the United States;

2. enforce judgments obtained in United States courts against us based upon the civil liability provisions of the United States securities law; or

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

As we are incorporated pursuant to the laws of British Columbia, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the British Columbia Business Corporations Act.


ITEM 4            INFORMATION ON THE COMPANY

     4.1          HISTORY AND DEVELOPMENT

We were incorporated under the name "Gemstar Resources Ltd." pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on March 31, 1988. In March 2006, we transitioned to the province's Business Corporations Act. We are an exploration stage company that beneficially owns mineral claims in Ontario, Canada. There is no assurance that a commercially viable mineral deposit exists on our claims. Further exploration will be necessary before a final evaluation as to the economic and legal feasibility of our claims is determined.

Our head office is located at 220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0. Our telephone number is (604) 837-2739.

We  have  not  been  involved  in  any   bankruptcy,   receivership  or  similar
proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We currently own a 100% interest in 78 contiguous mineral claim units known collectively as the Dotted Lake property which are situated in the Blake River area, Thunder Bay Mining Division of Ontario, Canada. There is no assurance that a commercially viable mineral deposit exists on the Dotted Lake property. Further exploration will be required before a final evaluation as to the economic feasibility of the property is determined.

We originally acquired the Dotted Lake property from LCM Equities Ltd., a private British Columbia company, pursuant to a mineral property purchase agreement dated October 27, 2000. Pursuant to that agreement, we paid $200,000 to acquire a 100% interest in the Dotted Lake property.

In 2003, our interest in the Dotted Lake property lapsed due to our failure to complete the minimum required assessment exploration work on the claims. Management determined that it would be less expensive to allow the claims to lapse and then restake them, rather than completing the required assessment work.

We reacquired the property by staking the property in accordance with Ontario laws. This involved retaining a prospector to go to the location of the claims, drive wooden posts into the ground and affix metal tags to the posts that describe information respecting the claims. Information regarding the staking procedures was filed with the Ontario Ministry of Northern Development and Mines.

During the quarter ended April 30, 2005, we undertook a ground VLF and magnetic survey over 100 meter spaced cut clines (for a total of 15 kilometers) at the northwestern side of the Dotted Lake property at a cost of $14,636. A VLF, or very low frequency survey, uses radio waves to determine whether rocks on a mineral property conduct electricity. Almost all of the precious and base metals that we seek are above average conductors of electricity and will affect VLF readings. Magnetic surveys involve measuring the strength of the earth's magnetic field. Variations in the magnetic readings on a property may indicate the increased likelihood of precious or base minerals in the area.

Concurrently, we retained Andre M. Pauwels, a professional geologist, to prepare a geological report on the property. He recommends a two phase exploration program on the property to determine whether it has the potential to host economic mineralization.

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

Title and Claim Status
----------------------

We beneficially own a 100% interest in the Dotted Lake property, which consists of 78 contiguous mineral claims units registered in the name of 1179406 Ontario Ltd., a private Ontario company that holds the claims in trust for us. It is a common procedure to have such claims held in trust given the expense that we would incur in registering as a recorded claim holder and an extraprovincial company in Ontario. We can request that the claims be registered in our name at any time.

The mineral claims cover approximately 1,216 hectares. In order to keep the claims in good standing, we must spend at least $31,200 on exploration of the Dotted Lake property by March 14, 2007. We do not have any other third party obligations with respect to the claims.

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

Proposed Exploration
--------------------

In his geological report on the Dotted Lake property, our consulting geologist, Andre Pauwels, a professional geologist., recommends a two phase exploration program for the Dotted Lake property.

The first phase should consist of a TDEM (time domain electromagnetic) survey at an estimated cost of $51,500. The TDEM survey is one of the several geophysical exploration methods. In the conventional TDEM survey, an induction coil is used as the magnetometer. It allows conductivity of rock below the surface to be measured at greater depths.

The second phase should consist of a drill program to determine the mineral content of rock below the surface of the Dotted Lake property. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

Mr. Pauwels suggests the following budgets:

PHASE I:  TDEM SURVEY AND RESEARCH
Planning , organization, supervision (senior geologist 9 days at $600 each):                        $5,400
Line cutting (15 kilometers at $500 each):                                                          $7,500
TDEM contract (12 kilometers at $1,500 each)                                                       $18,000
Mobilization of TDEM crew:                                                                          $6,000
Supplemental VLF/HLEM ground surveys:                                                               $3,000
Research western area of the claims (senior geologist 6 days at $600 each):                         $3,600
Processing 2005 airborne VLF data:                                                                  $2,500
Drafting, travel costs and miscellaneous:                                                           $3,000
Contingency 5%:                                                                                     $2,500

Total:                                                                                             $51,500

PHASE II:  DIAMOND DRILLING - SIX HOLES

Contract price (1,000 meters at $85 per meter):                                                    $85,000
Drill mobilization and de-mobilization:                                                            $15,000
Drill site preparation:                                                                             $7,200
Core boxes and supplemental drill supplies:                                                         $6,000
Assays (75 samples at $20):                                                                         $1,500
Senior geologist supervision, organization, logging travel:                                        $21,000
Field assistant for sampling and core handling (25 days at $200/day):                               $5,000
Report:                                                                                             $5,000
Drafting:                                                                                           $3,000
Domicile for geologist and field assistant:                                                         $5,200
Transportation (rental of trucks and snowmobiles)                                                   $2,000
Supplies for sampling and surveys, sample transport:                                                $2,000
Permitting and reclamation:                                                                         $6,000
Contingency 5%:                                                                                     $8,000

Total:                                                                                            $171,900

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

In the fiscal year ended January 31, 2006, we incurred a net loss of $138,379 consisting of office expenses of $38,855, accounting and audit fees $35,128, management fees of $30,000, travel and promotion costs of $23,061, professional fees of $5,000, transfer agent and filing fees of $4,239, convertible note accretion recorded at $1,356 and depreciation expense of $740.

Our net loss increased from $92,349 in fiscal 2005 to $138,379 in fiscal 2006 primarily due to an increase in accounting and audit fees (from $14,605 to $35,128), offices expenses (from $26,430 to $38,855) and travel and promotion costs (from $9,971 to $23,061).


At January 31, 2006, we had assets recorded at $101,089 consisting of $16,945 in cash, a term deposit of $6,900, a tax receivable of $5,080, property and computer equipment of $1,725 and mineral claims of $70,439. At the same date, we had liabilities of $1,060,566 consisting of $79,698 in accounts payable and accrued liabilities, $941,192 in loans from related parties and long term debt of $39,676.

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

In the next twelve months, we expect to complete the recommended phase one and phase two exploration programs on the Dotted Lake property. We anticipate that the programs will cost approximately $51,500 and $171,900 respectively.

We also anticipate spending an additional $30,000 on professional fees, including fees payable in connection with the filing of this annual report and complying with other reporting obligations. Administrative expenses over the period are expected to be approximately $60,000.

Total expenditures over the next 12 months are therefore expected to be $313,400. We do not have sufficient funds on hand in order to proceed with the phase two recommended program or to cover our anticipated professional and administrative costs.

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

Ms. Linda Smith and Mr. Darcy Krell are husband and wife. Mr. Krell is the father of Ms. Shannon Krell.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Linda Smith

Linda Smith has acted as our president and as a director since October 27, 2000. Ms. Smith also acted as Blue Lightning Ventures Inc.'s president and as a director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from August 1999 to June 2003 and for Candorado Operating Company Ltd. from June 2000 to November 2001. All of these companies are British Columbia and Alberta reporting corporations involved in mineral property exploration. Ms. Smith also acted as treasurer and a director of Zeno Inc. from January 2003 to November 2005. Zeno Inc. was a U.S. reporting company involved in mineral property exploration. Mr. Smith was also employed part-time as a dental assistant from 1995 to 2002. Ms. Smith aids Mr. Darcy Krell in providing management services to us. She is not currently compensated for her services.

Ms. Smith does not have any professional training or technical credentials in the field of mineral property exploration or development. All of her business time is devoted to our affairs.

Shannon Krell

Shannon Krell has acted as our director since October 27, 2000. She has been a psychology student for the past six years and is currently attending Douglas College and the University of British Columbia. She is pursuing her undergraduate degree.

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

Darcy Krell

Since 1996, Mr. Krell has acted as a private investor in various reporting and private companies. He also acted as a director of Big Bar Gold Corporation (March 2002 to April 2004) and Blue Lightning Ventures Inc. (March 2002 to July
2004), both of which are Alberta and British Columbia reporting companies involved in mineral property exploration. In addition, Mr. Krell acts as a director of Algorithm Media Inc., an Alberta and British Columbia reporting company that is pursuing mineral property acquisitions.

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


                           Summary Compensation Table
=======================================================================================================================
    Name and                                                                    Long-term Compensation
   Principal
    Position        Year            Annual Compensation
-----------------------------------------------------------------------------------------------------------------------
                                                    Other
                              Salary       Bonus    Annual                Awards                LTIP         All Other
                                                    Compensation                                payouts    Compensation
-----------------------------------------------------------------------------------------------------------------------
                                                                                 Securities
                                                                                 Underlying
                                                                  Restricted      Options/
                                                                 Stock Awards       SAR's
-----------------------------------------------------------------------------------------------------------------------
  Linda Smith       2006        Nil          Nil        Nil           Nil            Nil          Nil          Nil

   President,
Chief Executive
  Officer and
    Director
-----------------------------------------------------------------------------------------------------------------------
 Shannon Krell      2006        Nil          Nil        Nil           Nil            Nil          Nil          Nil

    Director
-----------------------------------------------------------------------------------------------------------------------
Alexander Mancor    2006        Nil          Nil        Nil           Nil            Nil          Nil          Nil

    Director
-----------------------------------------------------------------------------------------------------------------------
  Darcy Krell      2006      $30,000        Nil        Nil           Nil            Nil          Nil          Nil

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

       c) as at January 31, 2006, Ryan Krell, brother of Shannon Krell, our director, and son of Darcy Krell, our secretary, has advanced a total of $104,043 to us as a non-interest bearing loan with no fixed terms of repayment. This amount is currently outstanding. shall mature on January 1, 2008 unless converted into equity with each $0.05 of principal outstanding convertible into one common share prior to maturity;

       e) as at January 31, 2006, Linda Smith, our president and a director, has advanced a total of $413,535 to us as a non-interest bearing loan with no fixed terms of r epayment. This amount is currently outstanding; and

       f) as at January 31, 2006, Darcy Krell has advanced a total of $348,614 to us as a non-interest bearing loan with no fixed terms of repayment. This amount is currently outstanding.

       g) as at January 31, 2006, Shannon Krell has advanced a total of $75,000 to us as a non-interest bearing loan with no fixed terms of repayment. This amount is currently outstanding.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange:

         Period                              High                       Low
         ------                              ----                       ---
February 1, 1999 to January 31, 2000         $0.15                     $0.03
February 1, 2000 to January 31, 2001         $0.25                     $0.06
February 1, 2001 to July 12, 2001            $0.10                     $0.06

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

     10.2   MEMORANDUM AND ARTICLES OF ASSOCIATION

We were  incorporated  under the Company Act of British Columbia by registration of our articles of incorporation and memorandum and were subsequently transitioned to the replacement Business Corporations Act in 2006. Pursuant to the provisions of the Business Corporations Act, a company may conduct any business that it is not restricted by the terms of its articles from conducting. Our articles contain no such restrictions.

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

     10.7   STATEMENT BY EXPERTS

We have placed reliance upon Morgan & Company, Chartered Accountants, of 701 West Georgia Street, Suite 1400, Vancouver, B.C., Canada V7Y 1C6, as experts in accounting and auditing matters relating to the disclosure in this annual report and the financial statements included therein.

All financial information and related contents included in this annual report has been reviewed and authorized by Morgan & Company.

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

                                     PART II
                                     -------

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                  PROCEEDS

Not applicable

ITEM 15.

Not applicable



ITEM 16.

Not applicable

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

Our audited financial statements include:

o our balance sheets as at January 31, 2006 and January 31, 2005;

o the following statements for the fiscal years ended January 31, 2006 and 2005:

         o        statements of operations and deficit; and

         o        statements of cash flows; and

o notes to the financial statements.

All of these were audited by our auditor, Morgan & Company, Chartered Accountants. The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in the note disclosure. All figures are expressed in Canadian dollars.

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

Exhibit 1:      Financial Statements

Exhibit 2:      Certificate of Incorporation*

Exhibit 3:      Memorandum and Articles of Association*

Exhibit 4: Management Agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*

Exhibit 5:      Consent of Geologist**

Exhibit 12.1: Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2: Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1: Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2: Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  *  Previously filed with Form 20-F on September 16, 2003

  **  Previously filed with Form 20-F on December 20, 2004

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.





                                                     GEMSTAR RESOURCES LTD.

Dated:  November 24, 2006
                                                     By:  /s/ Linda Smith

                                                         Linda Smith, President