Form 20-F
period 2007-01-31
GEMSTAR RESOURCES LTD
filed 2007-06-20
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

__ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

  X   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2007 or

___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to _________________

____ Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Date of event requiring this shell company report _______________________

GEMSTAR RESOURCES LTD.
(Exact name of registrant as specified in this charter)

British Columbia, Canada
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,651,714 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]    No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [x]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 X Item 18 .

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

TABLE OF CONTENTS

II

III

IV

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

1.1 Directors and Senior Management:

Linda Smith 220 Decourcy Dr, Gabriola Island, BC, V0R 1X0	President, Chief Executive Officer and Director

Shannon Krell 220 Decourcy Dr, Gabriola Island, BC, V0R 1X0	Director

Alexander Mancor 5715 Royal Oak Ave. Burnaby, BC, V5H 3N3	Director

Andre Pauwels 4900 Mariposa Court, Richmond, BC, V7C 2J9	Director and Consulting Geologist

Darcy Krell 220 Decourcy Dr, Gabriola Island, BC, V0R 1X0	Secretary and Chief Financial Officer

1.2	Advisors:

Not Applicable

1.3	Auditor:

Morgan & Company, Chartered Accountants Suite 1488 – 700 West Georgia St Vancouver BC V7Y 1A1	Auditor

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board (United States) (PCAOB).

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

3.1	Selected Financial Data

The following tables set forth selected financial data of the Company for the fiscal years ended January 31, 2007, 2006, 2005, 2004 and 2003. We derived all figures from our financial statements, which were audited by our independent auditor. This information should be read in conjunction with our audited financial statements included in this annual report. Our audited financial statements for the fiscal years ended January 31, 2005, 2004 and 2003 are not included in this annual report.

Our audited financial statements included in this annual report and the table below have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 11 to our audited financial statements. All amounts are expressed in Canadian dollars.

The first table below presents this financial data for five years in accordance with United States generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.

United States Generally Accepted Accounting Principles

	Fiscal Year ended January 31, 2007 (in Cdn$)	Fiscal Year ended January 31, 2006 (in Cdn$)	Fiscal Year ended January 31, 2005 (in Cdn$)	Fiscal Year ended January 31, 2004 (in Cdn$)	Fiscal Year ended January 31 2003 (in Cdn$)
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($182,422)	($204,612)	($92,349)	($79,684)	($421,332)
Loss per common share	($0.02)	($0.04)	($0.02)	($0.01)	($0.07)
Total assets	$21,873	$34,856	$170,236	$4,202	$3,644
Net assets	($1,208,132)	($1,025,710)	($821,098)	($877,455)	($819,541)
Long term debt	Nil	$39,676	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,333,179)	($2,150,757)	($1,946,145)	($1,999,922)	$ (1,933,012)
Capital stock	$1,113,471	$1,113,471	$1,113,471	$ 1,113,471	$ 1,113,471
Weighted average number of common shares	5,651,714	5,651,714	5,651,714	5,651,714	5,651,714

Canadian Generally Accepted Accounting Principles

	Fiscal Year ended January 31, 2007 (in Cdn$)	Fiscal Year ended January 31, 2006 (in Cdn$)	Fiscal Year ended January 31, 2005 (in Cdn$)	Fiscal Year ended January 31, 2004 (in Cdn$)	Fiscal Year ended January 31 2003 (in Cdn$)
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($182,422)	($138,379)	($92,349)	($79,684)	$ (262,432)
Loss per common share	($0.03)	($0.02)	($0.02)	($0.01)	($0.05)
Total assets	$88,106	$101,089	$170,236	$167,662	$162,544
Net assets	($1,141,899)	($959,477)	($821,098)	($713.995)	($660,641)
Long term debt	Nil	$39,676	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,266,946)	($2,084,524)	($1,946,145)	($1,853,796)	($1,774,112)
Capital stock	$1,113,471	$1,113,471	$1,113,471	$1,113,471	$1,113,471
Weighted average number of common shares	5,651,714	5,651,714	5,651,714	5,651,714	5,651,714

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 18, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.0638. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years ended January 31 and for the six-month period between August 31, 2006 and January 31, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

Time Period	Average Exchange Rate for Period
Year ended Jan 31, 2007	$1.1357
Year ended Jan 31, 2006	$1.2006
Year ended Jan 31, 2005	$1.2912
Year ended Jan 31, 2004	$1.3422
Year ended Jan 31, 2003	$1.5650

Time Period	Low - High
Month ended January 31, 2007	$1.1647 - $1.1824
Month ended December 31, 2006	$1.1415 - $1.1652
Month ended November 31, 2006	$1.1275 - $1.1474
Month ended October 31, 2006	$1.1154 - $1.1384
Month ended September 30, 2006	$1.1052 - $1.1272
Month ended August 31, 2006	$1.1066 - $1.1312

3.2	Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as at January 31, 2007

Short term debt (unsecured and not guaranteed)	$1,230,005
Long term debt	$Nil
Total debt	$1,230,005
Shareholders’ Deficiency
Common shares and equity component of convertible note	$1,125,047
Accumulated deficit	($2,266,946)
Total shareholders’ deficiency	$1,141,899

3.3	Reasons for the Offer and Use of Proceeds

Not Applicable

3.4	Risk Factors

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

We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses for the foreseeable future. From March 31, 1998, the date of incorporation, to January 31, 2007, we have incurred losses totalling $2,266,946 under Canadian GAAP (Cdn$2,333,179 under US GAAP). Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of operating cash flow. If we are unable to generate revenue, our business will fail.

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

As at January 31, 2007, we had cash in the amount of $9,656. Our ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. Management is actively seeking additional financing, but has no specific commitments for investment. These matters raise doubt about the company’s ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management has only limited experience in resource exploration. None of our directors or officers has any significant technical training or experience in resource exploration for, starting and operating a mine. With no direct training or experience in this sector, our management may not be fully aware of many of the specific requirements related to working within the industry. Their business decisions may not take into account standard engineering or managerial approaches that mineral exploration companies with qualified management commonly use. As a result, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

Mineral exploration involves a high degree of risk against which we are not currently insured. If an environmental liability was incurred, it may irreparably harm our business.

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

Our listed securities are subject to penny stock regulation, which may impede an investor’s ability to purchase our common shares.

The price of our common stock is below $5.00 per share and is subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our shares of common stock. The market price of our shares would likely suffer as a result.

Enforcement of legal process may be difficult.

All members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, investors will not be able to:

1.	effect legal process upon us or upon individuals related to us within the United States;

2.	enforce judgments obtained in United States courts against us based upon the civil liability provisions of the United States securities law; or

3.	enforce United States court judgments based upon the civil liability provisions of the United States federal securities law.

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

We were incorporated under the name “Gemstar Resources Ltd.” pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on March 31, 1988. In March 2006, we transitioned to the province’s Business Corporations Act. We are an exploration stage company that beneficially owns mineral claims in Ontario, Canada. There is no assurance that a commercially viable mineral deposit exists on our claims. Further exploration will be necessary before a final evaluation as to the economic and legal feasibility of our claims is determined.

Our head office is located at 220 Decourcy Drive, Gabriola Island, British Columbia, Canada, V0R 1X0. Our telephone number is (604) 831-2739.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2001, we entered into an agreement to acquire 100% interest in the Dotted Lake property consisting of 76 mineral claim units located in the Thunder Bay Mining District, approximately 16 miles south-southeast of Manitouwadge, Ontario. In the following fiscal year ended January 31, 2002, the Company completed the acquisition of the Property by paying $200,000 in cash to the vendor, LCM Equity Inc. (“LCM”), a private British Columbia company unrelated to us. We also advanced $152,000 to LCM for planned exploration of the Property. All funds, totaling $352,000, came to us from our officers and immediate family members in the form of related party loans.

Originally, the claims were registered in the name of 1179406 Ontario Ltd., a private Ontario company holding them in trust for us. This trust arrangement is common practice due to the expense that would have to be incurred by registering as an extra-provincial claim holder in Ontario. However, we can request that the claims be registered in our name at any time.

Near the end of calendar 2002, as a result of extreme weather conditions, we were having difficulty undertaking our planned work program on the Property, which included the required assessment work to keep the claims in good standing. Following consultation with our consulting geologist, Mr Andre Pauwels P. Geo, we determined it would be less expensive to allow the claims to lapse and then re-stake them early in the following year. As a result, the claims were permitted to lapse and once the weather conditions improved, our consulting geologist re-staked the claims in March 2003 at a cost to us of $4,206 with initial expiry date of March 14, 2007. This expiry date was recently extended to March 14, 2008. The claims continue to be held in trust for us by 1179406 Ontario Ltd., a private Ontario company owned by Mr. R. J. Reukl.

During the quarter ended April 30, 2005, we completed an airborne magnetic survey of the 76 mineral claims at a cost of $40,000 paid in full from the funds advanced to LCM as mentioned above. Also, we commissioned and paid $4,500 to our consulting geologist as an advance against a new 43-101 evaluation report regarding the merits of the Property, required in prescribed form by the regulatory authorities.

During the quarter ended July 31, 2005, the Company undertook a ground VLF (Very Low Frequency) and magnetic survey over 100 metre spaced cut lines (15 km) at the north western side of the Property which cost $14,636. The 43-101 compliant geological report was completed by our consulting geologist, for an additional cost of $7,097, bringing the total for geological consulting fees to $26,233 to date. This report dated December 6, 2005 is available under our disclosure on www.sedar.com. It should be noted, the $112,000 balance of the funds advanced to LCM per above was returned to us in the quarter ended July 31, 2005 due to our discontinued use of LCM for exploration purposes.

The 43-101 report recommends a two phase exploration program on the property to determine whether it has the potential to host economic mineralization. The first phase would involve further geophysical surveys, including a TDEM survey, at an estimated cost of $51,500. The second phase calls for extensive diamond drilling at an estimated cost of $171,900 which will proceed only when the Phase I program has proven to be successful.

The Company did not conduct any work on the Property during the year ended January 31, 2007.

4.2	The Dotted Lake Property

Location and Access

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

Currently, there is no road access directly onto the Dotted Lake property. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer or by snowmobile in winter. Alternatively, another bush road that connects with Highway 614, some 19.2 kilometers north of Hwy 17, terminates approximately 0.7 kilometers north of the north claim boundary.

Title and Claim Status

We currently hold a 100% interest in 1 mineral claim comprising 15 claim units on the Dotted Lake property described above. In order to maintain its mineral claim in good standing, we are required to spend approximately $4,000 in exploration on the Property by March 14, 2008. We intend to commence the recommended Phase I program during the 2007/2008 winter work season. We do not have any other third party obligations with respect to the claim. There is no assurance that a commercially viable mineral deposit exists on the Dotted Lake property. Further exploration will be required before a final evaluation of the economic feasibility of the property.

As previously mentioned, the principal benefit of having a trustee hold the claims on our behalf is to avoid the expense that would otherwise be incurred by registering as an extra-provincial claim holder in Ontario. However, if the trustee becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses in enforcing our interest in the claims in Ontario courts. The registration of the claims in the name of a trustee does not impact a third party’s ability to commence an action against us respecting the Dotted Lake property or to seize the claims after obtaining judgment.

Previous Exploration

Several companies and individuals have conducted exploration activities on various parts of the Dotted Lake property. To date, no mineral deposit has been delineated on the property, and consequently there has been no production from the property nor any reserve or resource estimated. We have not yet conducted any exploration on the Dotted Lake property.

In March 2005, the magnetic and VLF-EM survey involved using an airplane to search for changes in the magnetic field over certain areas of the Dotted Lake property. Magnetic anomalies may be the result of accumulations of certain magnetic rocks such as phrrhotite, hematite and magnetite. These rock types are often found alongside base metals such as copper, zinc and nickel, or precious metals such as gold and silver.

VLF-EM surveys consist of two separate surveys: a very low frequency survey and an electromagnetic survey. Very low frequency surveys use radio waves to determine whether rocks on a mineral property conduct electricity. Almost all of the precious and base metals that we seek are above average conductors of electricity and will affect VLF readings. Electromagnetic surveys involve measuring the strength of the earth’s magnetic field. Variations in the magnetic readings on a property may indicate the increased likelihood of precious or base minerals in the area.

We will focus future exploration programs on specific areas of the Dotted Lake property based on the results of these surveys.

Proposed Exploration

In his December 2005 report on the Dotted Lake property, our consulting professional geologist, Mr. Andre Pauwels, recommended a two phase exploration program. The first phase consists of a TDEM (time domain electromagnetic) survey and research for an estimated cost of $51,500. The TDEM survey is one of several geophysical exploration methods. In the conventional TDEM survey, an induction coil is used as the magnetometer. It allows conductivity of rock below the surface to be measured at greater depths.

The second phase consists of an extensive diamond drilling program for an estimated cost of $171,900 to determine the mineral content of rock below the surface of the Dotted Lake property. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

Our consulting geologist has recommended the following exploration budgets:

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

Phase II: Diamond Drilling – Six Holes

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

The Dotted Lake property area experiences a temperate climate with moderate to long cold winters and short warm to hot summers. Total precipitation is about 1,000 millimeters, including over three meters of snow. Break up or freeze up conditions may impinge upon exploration activities, but normally exploration and mining may be conducted year round. However, it is more economical to conduct exploration programs in spring and summer when access to and travel across the property is easier, and when snow removal for surface exploration is not required.

4.3	Competition

The mineral property exploration business, in general, is intensively competitive and there is no assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, etc. The exact effect of these factors cannot be accurately predicted, but in combination these factors may make it very difficult to realize an adequate return on investment.

We compete with many companies possessing greater financial resources and technical capabilities than we have regarding the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified staff.

4.4	Management and Employees

We do not have any employees other than our directors and officers.

We are party to an agreement with Mr. Darcy Krell, our Secretary and Chief Financial Officer, whereby he is engaged to perform certain management and administrative services on our behalf for a fee of $4,000 per month, including $2,500 as management fees. Mr. Krell is the husband of our President, Ms. Linda Smith, and the father of our director, Ms. Shannon Krell.

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

  Water discharge will have to meet water standards;

  Dust generation will have to be minimal or otherwise re-mediated;

  Dumping of material on the surface will have to be re-contoured and re-vegetated;

  An assessment of all material to be left on the surface will need to be environmentally benign;

  Ground water will have to be monitored for any potential contaminants;

  The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

  There will have to be an impact report of the work on the local fauna and flora.

We do not require any authorization to proceed with the first Phase of the recommended exploration program. However, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the second Phase drilling program and any subsequent exploration work that results in a physical disturbance to the land. If more than 10,000 square meters of property surface are affected, or such areas that would total that amount when combined, a work permit is required. There is no charge to obtain a work permit under the Mining Act.

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

We are an exploration stage company that owns 1 claim now on the Dotted Lake property located in Ontario. To date, a majority of our operations and our expenditures have been the result of related party transactions.

In the fiscal year ended January 31, 2007, we incurred a net loss of $182,422 consisting primarily of the following general and administrative expenses: office and sundry expenses $47,456, accounting and audit fees $30,150, management fees $30,000, travel and promotion expenses $35,333, professional fees $20,150, transfer agent and filing fees $9,194, bad debt expense $8,169, convertible note accretion $1,356 and depreciation expense $614.

Our net loss increased from $138,379 for the year ended January 31, 2006 to $182,422 for the year ended January 31, 2007 primarily due to an increase in the following general and administrative expenses: office and sundry expenses (from $38,855 to $47,456), travel and promotion expenses (from $23,061 to $35,333), professional fees (from $5,000 to $20,150), transfer agent and filing fees (from $4,239 to $9,194) and bad debt expense (from $nil to $8,169); all partially offset by a decrease in accounting and audit fees (from $35,128 to $30,150).

At January 31, 2007, we had total assets of $88,106 consisting of cash $9,656, term deposit $6,900, mineral properties and deferred exploration costs $70,439 and computer equipment $1,111. At the same date, we had total liabilities of $1,230,005 consisting of $129,331 in accounts payable and accrued liabilities and $1,100,674 in loans from related parties.

5.2	Liquidity and Capital Resources

Since incorporation, we have financed our operations initially through the sale of common shares to investors and, over the past five years, exclusively through loans from officers and immediate family members. We expect to fund future exploration and corporate administration in the same manner since we have no source of revenue from our business operations. However, there is no guarantee we will be successful in arranging future financing on acceptable terms.

We are required to spend approximately $4,000 on the Dotted Lake property by March 14, 2008, in order to keep the mineral claim in good standing. We also anticipate starting-up the Phase I exploration program during the 2007/2008 winter work season and continuing to incur expenses of approximately $90,000 for administration of our corporate affairs over the next six month period. Accordingly, we will need approximately $120,000 to meet planned expenditures in the foreseeable future. However, we do not have sufficient funds on hand to pay these amounts nor to complete the Phase 1 exploration program. Additional loans or advances from related parties will be required but there is no assurance this can be arranged.

For the second phase of the exploration program, we anticipate that equity financing from the sale of common stock is our preferred source of funds as opposed to debt financing. However, there are no present arrangements in place for equity financing and we can not provide investors with any assurance that sufficient equity funds will be available going forward.

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

Item 6.	Directors, Senior Management and Employees

6.1	Directors and Senior Management

Directors:

Name	Age
Linda Smith	58
Shannon Krell	30
Alexander Mancor	62
Andre Pauwels	62

Executive Officers:

Name	Age	Office
Linda Smith	58	President and Chief Executive Officer
Darcy Krell	59	Secretary and Chief Financial Officer

Ms. Linda Smith and Mr. Darcy Krell are husband and wife and Mr. Krell is the father of Ms. Shannon Krell.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Linda Smith

Ms. Linda Smith has acted as our president and as a director since October 27, 2000. Ms. Smith also acted as Blue Lightning Ventures Inc.’s president and as a director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from August 1999 to June 2003 and for Candorado Operating Company Ltd. from June 2000 to November 2001. All of these companies are British Columbia and Alberta reporting corporations involved in mineral property exploration. Ms. Smith also acted as treasurer and a director of Zeno Inc. from January 2003 to November 2005. Zeno Inc. was a U.S. reporting company involved in mineral property exploration. Mr. Smith was also employed part-time as a dental assistant from 1995 to 2002. Ms. Smith aids Mr. Darcy Krell in providing management services to us. She is not currently compensated for her services.

Shannon Krell

Ms. Shannon Krell has acted as our director since October 27, 2000. She has been a psychology student for the past six years and is currently attending Douglas College and the University of British Columbia. She is pursuing her undergraduate degree.

Ms. Krell does not have any professional training or technical credentials in the field of mineral property exploration or development. She spends approximately 10% of her time on our affairs.

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

Mr. Mancor does not have any professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 10% of his time on our affairs. The rest of his business time is spent on his private property management business.

Andre Pauwels

Mr Andre Pauwels is a consulting geologist and serves as a director on various public mineral exploration companies including Gemstar Resources Ltd, Dundarave Resources Inc and Strikezone Minerals (Canada) Ltd. He graduated from the State University of Ghent, Belgium with a BSc in Geology and is a long term member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia. He has practiced world-wide mineral exploration since 1970 as a staff geologist for Union Miniere Explorations Canada (from 1970 to 1980), as senior geologist then exploration manager for Cominco Ltd (from 1981 to 2001) and as consulting geologist since 2001.

Darcy Krell

Mr. Krell has acted as a private investor in various reporting and private companies since 1996,. He also acted as a director of Big Bar Gold Corporation (March 2002 to April 2004) and Blue Lightning Ventures Inc. (March 2002 to July 2004), both of which are Alberta and British Columbia reporting companies involved in mineral property exploration. In addition, Mr. Krell acts as a director of Algorithm Media Inc., an Alberta and British Columbia reporting company that is pursuing mineral property acquisitions.

Mr. Krell does not have any professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on our affairs.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers other than as follows:

Ms. Linda Smith and Mr. Darcy Krell are husband and wife and Mr. Krell is the father of Ms. Shannon Krell.

6.2	Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended January 31, 2007.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION			All Other Compen- sation
		Salary	Bonus	Other Annual Compensation	Awards		LTIP payouts
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Linda Smith President,	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Chief Executive Officer and Director
Shannon Krell Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alexander Mancor Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andre Pauwels Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Darcy Krell Secretary and Chief Financial Officer	2007	$30,000	Nil	Nil	Nil	Nil	Nil	Nil

We did not pay any compensation to our directors in the fiscal year ended January 31, 2007. Management fees are paid to Mr. Darcy Krell, our Secretary and Chief Financial Officer, at the rate of $2,500 per month.

6.3	Board Practices

Linda Smith has acted as our President and a director since October 27, 2000. Alexander Mancor and Shannon Krell were appointed as our directors on the same date. Andre Pauwels was appointed director on December 20, 2006. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

Our audit committee is comprised of Linda Smith, Alexander Mancor and Shannon Krell. We have not appointed a compensation committee.

6.4	Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants.

6.5	Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this annual report:

		Percentage of Outstanding
	Number of Shares Owned	Common Shares

Linda Smith	567,825	10.05%
Shannon Krell	0	0.00%
Alexander Mancor	0	0.00%
Darcy Krell	900,000	15.92%
	1,467,825	25.97%

The above percentages are based on the 5,651,714 common shares issued and outstanding in our capital stock as of the date of this annual report.

In December 2006, we adopted an incentive stock option plan but to date no stock options have been granted to our directors and officers and no stock options are outstanding to the date of this annual report.

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

Name of Shareholder	Number of Shares	Percentage of Issued Shares

Darcy Krell*	900,000	15.92%
Sherman Jen	637,500	11.28%
Linda Smith*	567,825	10.05%
Ryan Krell*	500,000	8.85%
Frank McGill	409,119	7.24%
	3,014,444	53.34%

* Darcy Krell and Linda Smith are husband and wife. Ryan Krell is the son of Darcy Krell who has a non-interest bearing promissory note with us in the face amount of $106,754 which is convertible into 2,135,080 of our common shares prior to maturity on January 1, 2008.

Each of our issued shares entitles the holder to one vote in our general meetings. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

7.2	Related Party Transactions

Since January 31, 2004, there have been no transactions which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest except as follows:

a)	we have paid or accrued $2,500 per month for management fees to Darcy Krell doing business as DK Financial Consultants. Mr. Krell is our secretary and is the spouse of our president, Ms. Linda Smith.

b)	we have paid or accrued $1,500 per month for rent and office expenses to Darcy Krell doing business as DK Financial Consultants.

c)

as at January 31, 2007, Ryan Krell, brother of Shannon Krell, our director, and son of Darcy Krell, our secretary, has advanced a total face amount of $106,754 to us as a convertible non-interest bearing promissory note with no fixed terms of repayment. This amount is currently outstanding and will mature on January 1, 2008 unless converted into equity prior to maturity. Each $0.05 of principal outstanding is convertible into one common share which is equivalent to 2,135,080 shares.

e)

as at January 31, 2007, Linda Smith, our president and a director, has advanced a total of $411,129 to us as a non-interest bearing loan with no fixed term and no guarantee of repayment. This amount is currently outstanding.

f)

as at January 31, 2007, Darcy Krell, our secretary and chief financial officer, has advanced a total of $377,445 to us as a non-interest bearing loan with no fixed term and no guarantee of repayment. This amount is currently outstanding.

g)	as at January 31, 2007, Shannon Krell has advanced a total of $206,701 to us as a non- interest bearing loan with no fixed term and no guarantee of repayment. This amount is currently outstanding.

We believe that the above related party contracts are more favorable than those that would be obtained in arm’s length transactions with third parties. Our management and rental agreements with Mr. Darcy Krell are comparable to other such agreements in the industry.

7.3	Interests of Experts and Counsel

Our experts and legal counsel have no interest in our shareholdings.

Item 8.	Financial Information

The financial statements required by this Item 8 are attached hereto as an exhibit and are incorporated herein by reference.

8.1	Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us, except for a British Columbia Supreme Court action by Ellis Foster, Chartered Accountants, our former auditor, for $51,681 as at June 30, 2001, plus interest accruing thereafter at a rate of 1% per month.

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

We have filed a Statement of Defense in the action denying that we retained Ellis Foster to provide accounting and audit services in connection with the preparation of financial statements for Dalian Maple Leaf International School. We further state that the other defendants are responsible for any fees incurred. Ellis Foster has not taken any steps to proceed with its legal claim since November 23, 2001.

8.2	Significant Changes

There have been no significant changes since the date of the audited financial statements included herein.

Item 9.	The Offer and Listing

9.1	Offer and Listing Details

We are currently a reporting issuer in both British Columbia and Alberta and files as a foreign issuer with the United States Securities and Exchange Commission. After filing and receipting a registration statement on Form 20-F with the United States Securities and Exchange Commission, our common shares were posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol GMSRF:OB on February 14, 2007.

Previously our common shares traded on the Canadian Venture Exchange and its predecessor, the Vancouver Stock Exchange, under the symbol “GMS”. On July 12, 2001, our shares were suspended from trading on the TSX Venture Exchange due to failure to meet the Exchange’s minimum working capital requirements. The TSX Venture Exchange requires that listed companies have a minimum of $50,000 in allocated working capital. At that time, we did not meet this requirement and trading in our shares was suspended.

The Cease Trade Orders issued against us on November 7, 2003 by the Alberta Securities Commission (the “ASC”) and on January 14, 2004 by the British Columbia Securities Commission (the “BCSC”) were lifted on August 18, 2006 by the BCSC and on August 23, 2006 by the ASC. These reactivation and revocation orders resulted from the Company bringing its disclosure records up-to-date on SEDAR (www.sedar.com); preparing a new 43-101 report regarding the merits of the Dotted Lake property; meeting other regulatory requirements; and paying all required fees and penalties.

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

Our authorized share capital consists of 100,000,000 common shares without par value. Our issued share capital as of the date of this annual report is 5,651,714 fully paid common shares without par value. We have not issued any common shares since February 1, 2000 and no common shares were issued during the fiscal year ended January 31, 2007 and none since that date.

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

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director’s remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in our best interests. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

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

We have not entered into any material contracts over the past two years.

10.4	Exchange Controls and Other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5 Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

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

We have placed reliance upon Morgan & Company, Chartered Accountants, of 700 West Georgia Street, Suite 1488, Vancouver, B.C., Canada V7Y 1A1, as experts in accounting and auditing matters relating to the disclosure in this annual report and the financial statements included therein.

All financial information and related contents included in this annual report have been reviewed and authorized by Morgan & Company.

10.8	Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have made our filings with the SEC electronically as a reporting foreign private issuer.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial statements due to adverse changes in financial market prices and rates, including foreign exchange and interest rates.

Foreign Exchange Rate Sensitivity

Our functional currency is the Canadian dollar with expenses predominantly incurred in Canadian dollars. A relatively small portion of expenses is in U.S. dollars creating some exposure to both currency transaction and currency translation risk. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have a relatively minor financial impact on our operations and may also affect the value of our assets and the amount of our shareholders’ equity. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant exposure to changes in interest rates. Our long-term and short-term debt is non-interest bearing and requires no interest payments. Thus, we have not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time. Our interest earning investments are relatively small. So any reductions in interest rates will have a relatively minor effect on interest income from these investments.

Item 12.	Descriptions of Securities Other than Equity Securities

12.1	Warrants

We have no share purchase warrants issued and outstanding.

12.2	Stock Options

In December 2006, we adopted an incentive stock option plan but to date no stock options have been granted and no stock options are outstanding.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.	Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this twelve month transition report, being January 31, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls or in other factors, which could affect internal control subsequent to the date we carried out our evaluation.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management including our Chief Executive Officer and our Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Item 16A.	Audit Committee Financial Expert

Audit Committee

Our company’s board of directors acts as our audit committee. Our board of directors undertakes an independent review of our company’s financial statements, and meets with management to determine the adequacy of internal controls and other financial reporting matters. The members of our board of directors are Linda Smith, Shannon Krell, Alexander Mancor and Andre Pauwels. Our board of directors has determined that Alexander Mancor is the only member of our board of directors that is “independent” as the term is used in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the definition of independent director as defined in section 4200 of the Marketplace Rules of the NASD.

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Item 16B.	Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our board of directors, our company’s officers including President , Chief Financial Officer, contractors, consultants and advisors. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5) accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our president with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our company officers.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s President. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the President, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Code of Business Conduct and Ethics by another.

Item 16C.	Principal Accountant Fees and Services

During the fiscal years ended January 31, 2007 and 2006, we incurred approximately $14,000 and $12,000 respectively in fees to its principal independent accountant for professional services rendered in connection with the audits of our year end financial statements and its annual report filed on Form 20-F.

During fiscal years ended January 31, 2007 and 2006, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

(i) information technology services including, but not limited to, operating or supervising or managing our information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

(ii) any other non-assurance services including, but not limited to, tax-related services, actuarial services or valuation services.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

Item 17.	Financial Statements

Our audited financial statements include:

  our balance sheets as at January 31, 2007 and January 31, 2006;

  the following statements for the fiscal years ended January 31, 2007, 2006 and 2005:

   statements of operations and deficit

   statements of cash flows

  notes to the financial statements.

The financial statements for the years ended January 31, 2007 and 2006 were audited by Morgan & Company, Chartered Accountants. The financial statements for the year ended January 31, 2005 were audited by other auditors who have ceased operations. These auditors expressed an opinion without reservation in their report dated April 4, 2005. All are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in the note disclosure. All figures are expressed in Canadian dollars.

Item 18.	Financial Statements

See "Item 17 Financial Statement"

Item 19.	Exhibits

Exhibit 1:	Financial Statements
Exhibit 2:	Certificate of Incorporation*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 4:	Management Agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*
Exhibit 5:	Consent of Geologist**
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed with Form 20-F on September 16, 2003

** Previously filed with Form 20-F on December 20, 2004

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this statement on its behalf.

GEMSTAR RESOURCES LTD.

Dated: June 20, 2007
	By:	/s/ Linda Smith

Linda Smith,
President and Chief Executive Officer