Form 20-F/A
period 2007-01-31
GEMSTAR RESOURCES LTD
filed 2008-02-08
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED Form 20-F
SEC File No. 001-31799

(Mark One)

__ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

X Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2007 or

___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________to _________________

___ Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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

5,651,714 Common Shares

INTRODUCTORY NOTE

We are filing amendments to the Form 20-F for the year ended January 31, 2007 in order to revise the following items:

1.	Certain clarifications in Controls and Procedures, Item 15.
2.	Inclusion of Auditor’s report dated April 5, 2005 from our previous auditors, referenced in Item 17.
3.	Removal of titles from certification Exhibits 12.1 and 12.2.

PART II

Item 15. Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being January 31, 2007, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

PART III

Item 17. Financial Statements

Our financial statements for the years ended January 31, 2007 and 2006 were audited by Morgan & Company, Chartered Accountants, without reservation as follows:

•	audit report dated May 18, 2007
•	balance sheets as at January 31, 2007 and January 31, 2006
•	statements for the years ended January 31, 2007, 2006 and 2005
• operations and deficit
• cash flows
•	notes to financial statements.

Our financial statements for the year ended January 31, 2005 were audited by Moen and Company, Chartered Accountants, without reservation as follows:

•	audit report dated April 4, 2005

Moen and Company have subsequently ceased operations. Their report is a copy of the previously issued report which has not been reissued since they ceased operations.

All financial statements have been prepared in accordance with generally accepted accounting principles in Canada and have been reconciled to United States generally accepted accounting principles in the note disclosure. All figures are expressed in Canadian dollars.

GEMSTAR RESOURCES LTD.

FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders of
Gemstar Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Gemstar Resources Ltd. as at January 31, 2007 and 2006, and the related statements of operations and deficit, and cash flows for each of the years ended January 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years ended January 31, 2007 and 2006, in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended January 31, 2005 were audited by other auditors who have ceased operations. Those auditors expressed an opinion without reservation in their report dated April 4, 2005.

Vancouver, Canada	“Morgan & Company”

May 18, 2007	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated May 18, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”

May 18, 2007	Chartered Accountants

GEMSTAR RESOURCES LTD.

BALANCE SHEETS
(Stated in Canadian Dollars)

	JANUARY 31
	2007	2006

ASSETS
Current
Cash	$9,656	$16,945
GST receivable	-	5,080
	9,656	22,025

Term Deposit (Note 3)	6,900	6,900
Mineral Properties And Deferred Exploration Costs
(Note 4)	70,439	70,439
Computer Equipment (Note 5)	1,111	1,725

	$88,106	$101,089

LIABILITIES
Current
Accounts payable and accrued liabilities	$129,331	$79,698
Loans from related parties, including convertible
promissory note (Note 6)	1,100,674	941,192
	1,230,005	1,020,890
Deferred Liability (Note 7)	-	39,676
	1,230,005	1,060,566

SHAREHOLDERS’ DEFICIENCY

Share Capital (Note 8)
Authorized:
100,000,000 common shares without par value
Issued:
5,651,714 common shares	1,113,471	1,113,471

Equity Component Of Convertible Note (Note 6)	11,576	11,576
Deficit Accumulated During The Exploration Stage	(2,266,946)	(2,084,524)
	(1,141,899)	(959,477)

	$88,106	$101,089

Approved on Behalf of the Board of Directors:

“Linda Smith”	“Shannon Krell”
Director	Director

The accompanying notes are an integral part of these financial statements.

GEMSTAR RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	YEARS ENDED JANUARY 31
	2007	2006	2005

General And Administration Expenses
Amortization	$614	$740	$348
Accounting and audit fees	30,150	35,128	14,605
Accretion of convertible note	1,356	1,356	3,650
Bad debt expense	8,169	-	-
Management fees	30,000	30,000	30,000
Office and sundry	47,456	38,855	26,430
Professional fees	20,150	5,000	5,337
Transfer agent and filing fees	9,194	4,239	2,008
Travel and promotion	35,333	23,061	9,971

Net Loss For The Year	(182,422)	(138,379)	(92,349)

Deficit, Beginning Of Year	(2,084,524)	(1,946,145)	(1,853,796)

Deficit, End Of Year	$(2,266,946)	$(2,084,524)	$(1,946,145)

Weighted Average Number Of Common Shares
Outstanding, Basic and diluted	5,651,714	5,651,714	5,651,714

Net Loss Per Common Share, Basic and diluted	$(0.03)	$(0.02)	$(0.02)

The accompanying notes are an integral part of these financial statements.

GEMSTAR RESOURCES LTD.

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED JANUARY 31
	2007	2006	2005

Cash Flows Provided By (Used In):

Operating Activities
Net loss for the year	$(182,422)	$(138,379)	$(92,349)
Items not requiring use of cash:
Amortization	614	740	348
Accretion on convertible note	1,356	1,356	3,650
	(180,452)	(136,283)	(88,351)
Changes in non-cash working capital items:
GST receivable	5,080	(2,102)	(520)
Accounts payable and accrued liabilities	9,957	(29,311)	(3,721)
	(165,415)	(167,696)	(92,592)

Investing Activities
Refund of exploration advance	-	112,000	-
Investment in mineral properties and deferred
exploration costs	-	(26,233)	-
Purchase of computer equipment	-	(1,656)	-
	-	84,111	-

Financing Activities
Loans from related parties, net	158,126	57,511	94,994
Long-term debt	-	39,676	-
	158,126	97,187	94,994

Increase (Decrease) In Cash	(7,289)	13,602	2,402

Cash, Beginning Of Year	16,945	3,343	941

Cash, End Of Year	$9,656	$16,945	$3,343

Supplemental Cash Flow Information
Non-cash expenditures– investing activities	$-	$(40,000)	$-
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Gemstar Resources Ltd. (“the Company”) was incorporated in British Columbia, on March 31, 1998, which is also the date of inception. The Company is engaged in the acquisition, exploration and development of mineral resource properties and has not generated any revenue to date. The deficit has been accumulated during the exploration stage.

Going Concern

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2007, the Company had a working capital deficiency of $1,220,349 (January 31, 2006 - $998,865) and has incurred losses since inception of $2,266,946. Further losses are anticipated in the development of its business and there can be no assurance that the Company will be able to achieve or maintain profitability. Management is trying to identify sources of additional financing, including loans from related parties, to fund third party liabilities and the ongoing development of the Company’s business. There can be no assurance that financing will be available as necessary to meet the Company’s working capital requirements or, if available, that it will be on terms acceptable to the Company. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Realization values may be substantially different from the carrying values shown in these financial statements should the Company be unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s consideration of the following significant accounting policies:

	a)	Basis of Presentation

These financial statements are presented in Canadian dollars. The Company is currently considered an exploration stage enterprise and since its formation has not realized any revenues from its planned operations.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the following: reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenue and expenses during the reporting period. Significant estimates used in preparing these financial statements include: valuation of mineral properties and deferred exploration costs, and equity component of the convertible promissory note. Actual results could differ from these estimates.

	c)	Financial Instruments

Fair Value

The Company’s financial instruments consist of cash, an other receivable, and current liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying values due to their immediate or short term maturity. Fair value estimates are made at the date of issuance and at the balance sheet dates, based on relevant market information about the financial instruments.

Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short term maturity of its monetary current assets and current liabilities.

Credit Risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Translation of Foreign Currencies

Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:
		i)	Monetary items are translated at the rates prevailing at the balance sheet date;
		ii)	Non-monetary items are translated at historical rates;
		iii)	Revenues and expenses are translated at average rates in effect during the applicable accounting periods, except amortization translated at historical rates;
		iv)	Gains and losses on foreign currency translation are included in the statements of operations as incurred.

	e)	Cash

Cash consists of balances with the bank and a lawyer’s trust account held for the purpose of meeting short-term cash commitments, not for investing or other purposes. Because of its long-term nature, the term deposit, being restricted cash held by the Company’s banker as security for its credit card usage, is disclosed as a non-current asset.

	f)	Mineral Properties and Deferred Exploration Costs

Costs related to the acquisition and exploration of mineral properties are capitalized by property as incurred. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, capitalized costs are written off to operations. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the following: discovery of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete the exploration and development program; and future profitable production or proceeds from the disposition thereof.

	g)	Computer Equipment

The Company records amortization on computer equipment using the declining balance method at 30% per year. Repairs and maintenance are expensed as incurred.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	h)	Impairment of Long-Lived Assets

The Company records the impairment of long-lived assets, consisting primarily of mineral properties and deferred exploration costs and computer equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used over the long term are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the difference between the carrying value and the fair value.

	i)	Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carrying amount of the related long- lived asset by the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.

	j)	Convertible Promissory Note Payable

The convertible note is recorded by the Company in two parts, debt and shareholders’ equity, using the residual valuation method to determine the amount of each component. Under the residual valuation method, the debt component is determined by estimating the present value of the future cash payments discounted at a rate of interest, which the Company would be charged in the market place for similar debt without the conversion option. The difference between the proceeds of the loan and the debt component is recorded as equity. The debt component is accreted to its face value at maturity by charging expense using the straight-line method, which approximates the effective interest rate method over the term of the convertible note.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	k)	Stock Based Compensation Plan

The Company applies the Accounting Standard 3870, “Stock-Based Compensation and Other Stock Based Payments”, required by the Canadian Institute of Chartered Accountants. Under this standard, all stock options granted to consultants are recorded at the fair value of services and goods received. Stock options granted to directors and employees as compensation are measured at the fair value of the shares at the grant date net of the amount, if any, that recipients pay for the options when granted; and are expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, the amount previously recognized in contributed surplus is recorded as an increase to share capital together with any additional consideration paid by the option holder. No stock options have been granted and no stock options are outstanding.

	l)	Net Loss Per Share

The computation of basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares of the company during the period. The diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on the net loss.

At January 31, 2007, the Company had 2,135,080 potentially dilutive common shares outstanding in the form of a convertible loan from one of the related parties. The basic net loss per share equals the diluted net loss per share since the potentially dilutive securities are anti-dilutive to the basic net loss per share.

	m)	Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities at enacted income tax rates. Future tax assets are recognized to the extent that they are considered ‘more likely than not’ to be realized. Valuation allowances are provided when unrecognized net future income tax assets are ‘not more likely than not’ to be realized.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	n)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 – “Consolidation of Variable Interest Entities” to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective February 1, 2006 and has determined that it does not have a primary beneficiary interest in VIE’s.

	o)	Environmental Protection Practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

	p)	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the disclosure in these financial statements.

3.	TERM DEPOSIT – RESTRICTED ON CREDIT CARD

The amount of $6,900 as at January 31, 2007 has been invested into a one-year guaranteed investment certificate with interest at 2.75% maturing on October 29, 2007. It is required by the bank as security for the Company’s credit card usage.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

4.	MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The Company staked the Dotted Lake Property in the Thunder Mining District of the province of Ontario, Canada, in March 2003, and holds a 100% interest in 1 mineral claim comprising 15 claim units with a due date now extended to March 14, 2008. The claim is presently in good standing and held in trust for the Company by an unrelated private company in Ontario. In order to maintain the mineral claim in good standing, the Company is required to spend approximately $4,000 in exploration on the property by March 14, 2008. As at January 31, 2007, the Company has invested the following amounts:

	2007	2006

Mineral properties
Staking	$4,206	$4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	26,233	26,233
	66,233	66,233

	$70,439	$70,439

The Company maintains this property for future expenditures and has determined there is no asset impairment as at January 31, 2007.

5.	COMPUTER EQUIPMENT

	2007	2006
Cost	$3,309	$3,309
Accumulated amortization	(2,198)	(1,584)
	$1,111	$1,725

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

6.	LOANS FROM RELATED PARTIES, INCLUDING CONVERTIBLE PROMISSORY NOTE

a)

As at January 31, 2007, loans aggregating $995,275 (2006 - $837,149) from the Company’s officers and immediate family members are unsecured, non-interest bearing and have no specific terms of repayment. On January 25, 2006, the related parties signed debt deferral agreements to a date beyond July 31, 2007.

b)

As at January 31, 2007, a loan from an officer of the Company in the amount of $105,399 (2006 - $104,043) is secured by a convertible promissory note dated February 3, 2003 and amended on December 31, 2005, which is non-interest bearing and due on January 1, 2008. The note is convertible into 2,135,080 common shares of the Company prior to maturity on the basis of each $0.05 of principal outstanding being converted into one common share.

In accordance with Accounting Standard 3861, “Financial Instruments – Disclosure and Presentation”, the Company has used the residual valuation method to allocate the proceeds of issuance between the convertible note and the embedded conversion feature based on their relative fair values. Accordingly, the Company recognized the $11,576 fair value of the embedded conversion feature as an equity component at inception using a 3.9% debt discount rate. Accretion expense is credited over the term of the convertible note until the face value of $106,754 is achieved at maturity. Accretion expense of $1,356 was recorded for the year ended January 31, 2007 (January 31, 2006 and 2005 - $1,356 and $3,650, respectively) thereby increasing the carrying value of the convertible note from $95,178 at the date funds were received to $105,399 as at January 31, 2007.

	c)	The Company incurred related party management fees and office expenses aggregating $48,000 for each of the years ended January 31, 2007, 2006 and 2005.

The foregoing related party transactions are conducted in the normal course of business and recorded at their exchange amount, which is the amount of consideration paid or received as established and agreed to between the related parties as if they were dealing at arm’s length.

7.	DEFERRED LIABILITY

On January 25, 2006, a Company lawyer signed a debt deferral agreement to a date beyond July 31, 2007 regarding $39,676 of unpaid legal fees. At January 31, 2007, this amount was reclassified to current liabilities since it is potentially due within the next twelve months. It remains unsecured and bears no interest.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

8.	SHARE CAPITAL

As at January 31, 2007 and 2006, the Company has issued 5,651,714 of its total authorized share capital of 100,000,000 common shares. There were no shares issued by the Company for the years ended January 31, 2007 and 2006.

The Company has no share purchase warrants outstanding. However, the previously described promissory note payable is convertible into 2,135,080 common shares of the Company prior to its January 1, 2008 maturity date on the basis of each $0.05 of principal outstanding being convertible into one common share.

Stock Option Plan

In December 2006, the Company adopted a Stock Option Plan (the “Plan”) to be administered under the following basic terms and conditions:

	(i)	the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time. At January 31, 2007, this amounts to 565,000 stock options;

(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

	(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant Stock Exchange;

	(iv)	the exercise price shall be determined by the Plan Committee at the time of grant;

	(v)	the option period shall not exceed five (5) years from the date of grant.

No stock options have been granted and no stock options are outstanding.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

9.	INCOME TAXES

a)

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% (2006 – 34%) to income before income taxes. The difference results from the following items:

	2007	2006
Computed expected (benefit of) income taxes	$61,900	$47,200
Increase in valuation allowance	(61,900)	(47,200)
Income tax provision	$-	$-

b)	Significant components of the Company’s future income tax assets are as follows:

	2007	2006
Operating loss carryfoward	$2,267,000	$2,085,000
Statutory tax rate	34%	34%
Future income tax asset	770,800	708,900
Valuation allowance	(770,800)	(708,900)
Net future tax assets	$-	$-

c)

The Company has incurred operating losses of approximately $2,267,000 which, if unutilized, will expire through to 2007. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

10.	SEGMENTED INFORMATION

As at January 31, 2007 and 2006, the Company operated in one reportable operating segment being the exploration of precious metals and in one geographic segment being Canada.

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Under Canadian GAAP, companies have the option to capitalize exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, mineral property acquisition costs are capitalized and exploration costs are expensed as incurred until such time as economic reserves are quantified. The Company has considered the guidance under EITF 04-2 and has determined that capitalization of mineral property acquisition costs is inappropriate at the current stage of the Company’s mineral property exploration activities under US GAAP. To date, the Company’s mineral interests consist mainly of exploration stage properties. Furthermore, there is uncertainty as to the Company’s ability to fund the exploration work necessary to determine if the properties have recoverable reserves or any future economic benefits. As a result, acquisition costs to date are considered to be impaired and accordingly, have been written off as mineral property expenditures.

At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed. The effect of this difference on these financial statements is quantified below:

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	a)	Effect on Balance Sheets

	2007	2006
Mineral properties and deferred exploration costs
Per Canadian GAAP	$70,439	$70,439
Deferred exploration costs written off	(66,233)	(66,233)
Per United States GAAP	$4,206	$4,206
Shareholders’ deficiency
Per Canadian GAAP	$(1,141,899)	$(959,477)
Deferred exploration costs written off	(66,233)	(66,233)
Per United States GAAP	$(1,208,132)	$(1,025,710)

b)	Effect on Statements of Operations and Deficit

	2007	2006	2005
Net loss for the year
Per Canadian GAAP	$(182,422)	$(138,379)	$(92,349)
Deferred exploration costs written off	-	(66,233)	-
Per United States GAAP	$(182,422)	$(204,612)	$(92,349)

Net loss per common share, basic and
diluted
Per Canadian GAAP	$(0.02)	$(0.02)	$(0.02)
Deferred exploration costs written off	-	(0.02)	-
Per United States GAAP	$(0.02)	$(0.04)	$(0.02)

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	c)	Effect on Statements of Cash Flows

	2007	2006	2005
Cash flows provided by (used in)
Operating activities
Per Canadian GAAP	$(165,415)	$(167,696)	$(92,592)
Deferred exploration costs written off	-	(26,233)	-
Per United States GAAP	$(165,415)	$(193,929)	$(92,592)
Investing activities
Per Canadian GAAP	$-	$84,111	$-
Deferred exploration costs
reclassified to operating activities	-	26,233	-
Per United States GAAP	$-	$110,344	$-

d)	Recent United States Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of SFAS No. 155 had no impact on the financial position or results of operations of the Company.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	d)	Recent United States Accounting Pronouncements (Continued)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of SFAS No. 156 had no impact on the financial position or results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of SFAS No. 158 had no impact on the financial position or results of operations of the Company.

GEMSTAR RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006
(Stated in Canadian Dollars)

11.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	d)	Recent United States Accounting Pronouncements (Continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAB No.108 had no impact on the financial position or results of operations of the Company.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“SFAS 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of SFAS 48 does not have any material impact on the Company’s results of operations or financial position.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this statement on its behalf.

GEMSTAR RESOURCES LTD.

Dated: February 8, 2008
	By:	/s/ Linda Smith
Linda Smith,
President and Chief Executive Officer