Form 20-F/A
period 2007-01-31
GEMSTAR RESOURCES LTD
filed 2008-02-13
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT No. 2)
SEC File No. 001-31799

(Mark One)

___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

   X    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2007 or

___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ___________

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

5,651,714 Common Shares

INTRODUCTORY NOTE

We are filing amendment No. 2 to the Form 20-F for the year ended January 31, 2007 solely to include the Auditors’ Report from our previous auditors dated April 4, 2005, which was accidently omitted from Amendment No. 1.

The items contained in Amendment No. 1 have also been included in this amendment to keep all changes together in the same document and thereby avoid unnecessary confusion. These items are as follows:

1.	Certain clarifications in Controls and Procedures, Item 15.
2.	Inclusion of Auditors’ report from our previous auditors dated April 5, 2005, referenced in item 17.
3.	Removal of titles from the first line of certification exhibits 12.1 and 12.2.

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

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

AUDITORS' REPORT

To the Shareholders of Gemstar Resources Ltd.

We have audited the Balance Sheets of Gemstar Resources Ltd. as at January 31, 2005 and January 31, 2004, and the Statements of Income, Retained Earnings (Deficit), and Cash Flows for the years ended January 31, 2005, and January 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and January 31, 2004 and the results of its operations and its cash flows for the years ended January 31, 2005 and January 31, 2004 in accordance with Canadian generally accepted accounting principles.

“Moen and Company” Chartered Accountants
Vancouver, British Columbia, Canada April 4, 2005

"Independent Accountants and Auditors"

Legend

This is an exact copy of the previously issued auditors' report which has not been reissued since they ceased operations.

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

GEMSTAR RESOURCES LTD.

Dated: February 12, 2008
	By:	/s/ Linda Smith
Linda Smith,
President and Chief Executive Officer