Form 20-F
period 2008-01-31
Rouge Resources Ltd.
filed 2008-07-24
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

SEC File No. 001-31799

(Mark One)

[   ]   Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2008

or

[   ]   Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to _________________

[   ]   Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of event requiring this shell company report _______________________

ROUGE RESOURCES LTD.
(formerly Gemstar Resources Ltd.)
(Exact name of registrant as specified in this charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#203-409 Granville Street, Vancouver
British Columbia, V6C 1T2, Canada
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

565,171 Common Shares

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

Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [   ]      International Financial Reporting Standards as issued                           Other [X]
by the International Accounting Standards Board [   ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]  Item 18 . [   ]

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

PART I

Item 1.                             Identity of Directors, Senior Management and Advisors

       1.1 Directors and Senior Management:

Linda Smith #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director

Shannon Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director

Darcy Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Secretary and Chief Financial Officer

       1.2 Advisors:

Not Applicable

       1.3 Auditor:

Morgan & Company, Chartered Accountants, Suite 1488 – 700 West Georgia St, Vancouver BC, V7Y 1A1	Auditor

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

Item 2.                             Offer Statistics and Expected Timetable

Not applicable

Item 3.                             Key Information

       3.1               Selected Financial Data

The following tables set forth selected financial data of the Company for the fiscal years ended January 31, 2008, 2007, 2006, 2005 and 2004. We derived all figures from our financial statements, which were audited by our independent auditor. This information should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2008 and 2007 included in this annual report. Our audited financial statements for the fiscal years ended January 31, 2006, 2005 and 2004 are not included in this annual report.

Our audited financial statements and the table below have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 10 of our audited financial statements in this annual report. All amounts are expressed in Canadian dollars.

The first table below presents this financial data for five years in accordance with United States generally accepted accounting principles (“US GAAP”). The second table presents the data in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

US GAAP

	Fiscal Year ended January 31, 2008 (in Cdn$)	Fiscal Year ended January 31, 2007 (in Cdn$)	Fiscal Year ended January 31, 2006 (in Cdn$)	Fiscal Year ended January 31, 2005 (in Cdn$)	Fiscal Year ended January 31, 2004 (in Cdn$)
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($156,658)	($182,422)	($204,612)	($92,349)	($79,684)
Loss per common share	($.28)	($0.32)	($0.36)	($0.16)	($0.14)
Total assets	$23,810	$21,873	$34,856	$170,236	$4,202
Net assets	($1,364,790)	($1,219,708)	($1,025,710)	($821,098)	($877,455)
Long term debt	Nil	Nil	$39,676	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,489,837)	($2,333,179)	($2,150,757)	($1,946,145)	($1,999,922)
Capital stock	$1,113,471	$1,113,471	$1,113,471	$1,113,471	$ 1,113,471
Weighted average number of common shares	565,171	565,171	565,171	565,171	565,171

Canadian GAAP

	Fiscal Year ended January 31, 2008 (in Cdn$)	Fiscal Year ended January 31, 2007 (in Cdn$)	Fiscal Year ended January 31, 2006 (in Cdn$)	Fiscal Year ended January 31, 2005 (in Cdn$)	Fiscal Year ended January 31, 2004 (in Cdn$)
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($156,658)	($182,422)	($138,379)	($92,349)	($79,684)
Loss per common share	($0.28)	($0.32)	($0.24)	($0.16)	($0.14)
Total assets	$90,043	$88,106	$101,089	$170,236	$167,662
Net assets	($1,256,776)	($1,141,899)	($959,477)	($821,098)	($713.995)
Long term debt	Nil	Nil	$39,676	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,423,604)	($2,266,946)	($2,084,524)	($1,946,145)	($1,853,796)
Capital stock	$1,113,471	$1,113,471	$1,113,471	$1,113,471	$1,113,471
Weighted average number of common shares	565,171	565,171	565,171	565,171	565,171

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On July 21, 2008, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.0019. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years ended January 31 and for the six-month period between August 31, 2007 and January 31, 2008, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as mentioned above:

Time Period	Average Exchange Rate for Period
Year ended Jan 31, 2008	$1.0603
Year ended Jan 31, 2007	$1.1357
Year ended Jan 31, 2006	$1.2006
Year ended Jan 31, 2005	$1.2912
Year ended Jan 31, 2004	$1.3422

Time Period	Average Exchange Rate for Period
Month ended January 31, 2008	$1.0099
Month ended December 31, 2007	$1.0021
Month ended November 31, 2007	$0.9661
Month ended October 31, 2007	$0.9751
Month ended September 30, 2007	$1.0252
Month ended August 31, 2007	$1.0579

       3.2                             Capitalization and Indebtedness

The following table sets forth our indebtedness and capitalization as at January 31, 2008:

	US GAAP	Canadian GAAP
Indebtedness
Short term debt (unsecured and not guaranteed)	$1,388,600	$1,346,819
Long term debt	$Nil	$Nil
Total	$1,388,600	$1, 346,819

Shareholders’ Deficiency
Common shares and equity component of convertible note	$1,113,471	$1,155,252
APIC/ Contributed surplus	$11,576	$11,576
Accumulated deficit	($2,489,837)	($2,423,604)
Total	($1,364,790)	($1,256,776)

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

We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses for the foreseeable future. From March 31, 1998, the date of incorporation, to January 31, 2008, we have incurred losses totalling $2,423,604 under Canadian GAAP (C$2,489,837 under US GAAP). Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

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

As at January 31, 2008, we had cash in the amount of $5,999. Our ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. Management is actively seeking additional financing, but has no specific commitments for investment. These matters raise doubt about the company’s ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

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

Our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

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

Item 4                             Information on the Company

       4.1               History and Development

We were incorporated under the name “Gemstar Resources Ltd.” pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on March 31, 1988. In March 2006, we transitioned to the province’s Business Corporations Act. On October 23, 2007, we changed our name to Rouge Resources Ltd. and restructured our share capital by consolidating our issued and outstanding common shares on a one for ten (1:10) basis and increasing our authorized share capital from 10,000,000 common shares to an unlimited number without par value..

We continue to be engaged in the acquisition, exploration and development of mineral resource properties and beneficially own mineral claims in Ontario, Canada. There is no assurance that a commercially viable mineral deposit exists on our claims. Further exploration will be necessary before a final evaluation as to the economic and legal feasibility of our claims is determined. The deficit has accumulated during the exploration stage since we have not generated any revenue to date.

Our head office is located at #203 – 409 Granville Street, Vancouver British Columbia, Canada, V6C 1T2. Our telephone number is (604) 831-2739.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2001, we entered into an agreement to acquire 100% interest in the Dotted Lake property consisting of 76 mineral claim units located in the Thunder Bay Mining District in Ontario, Canada. In the following fiscal year ended January 31, 2002, the Company completed the acquisition of the Property by paying $200,000 in cash to the vendor LCM Equity Inc. (“LCM”), a private British Columbia company unrelated to us. We also advanced $152,000 to LCM for planned exploration of the Property. All funds, totaling $352,000, came to us from our officers and immediate family members in the form of related party loans.

From the outset, the claims have been registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl holding them in trust for us. This trust arrangement is common practice due to the expense that would have to be incurred by registering as an extra-provincial claim holder in Ontario. However, we can request the claims be registered in our name at any time.

Near the end of calendar 2002, as a result of extreme weather conditions, we were having difficulty undertaking our planned work program on the Property, which included the required assessment work to keep the claims in good standing. Following discussion with our consulting geologist, Mr Andre Pauwels P. Geo, we determined it would be less expensive to allow the claims to lapse and then re-stake them early in the following year. As a result, the claims were permitted to lapse and once the weather conditions improved, our consulting geologist re-staked the claims in March 2003 at a cost to us of $4,206 with an initial expiry date of March 14, 2007. This expiry date was extended to March 14, 2008 and more recently to August 11, 2008 by the Ontario Ministry of Northern Development and Mines.

During the quarter ended April 30, 2005, we completed an airborne magnetic survey of the 76 mineral claim units at a cost of $40,000 paid in full from the funds advanced to LCM as mentioned above. Also, we commissioned and paid $4,500 to our consulting geologist as an advance against a new 43-101 evaluation report regarding the merits of the Property, required in prescribed form by the regulatory authorities.

During the quarter ended July 31, 2005, the Company undertook a ground VLF (Very Low Frequency) and magnetic survey over 100 metre spaced cut lines (15 km) at the north western side of the Property which cost $14,636. The $112,000 balance of the funds advanced to LCM per above was returned to us in the quarter ended July 31, 2005 due to our discontinued use of LCM for exploration purposes.

The 43-101 compliant geological report was completed effective December 6, 2005 by our consulting geologist for an additional cost of $7,097, bringing the total paid for geological consulting fees to $26,233 to date. The 43-101 report recommends a two phase exploration program on the property to determine whether it has the potential to host economic mineralization. The first phase would involve further geophysical surveys, including a TDEM (Time Domain Electromagnetic) survey, at an estimated cost of $51,500. The second phase calls for extensive diamond drilling at an estimated cost of $171,900 which will proceed only when the Phase I program has proven to be successful.

The report is available under our disclosure on www.sedar.com. We did not conduct any work on the Property during the year ended January 31, 2008 and 2007.

       4.2               The Dotted Lake Property

Location and Access

The Dotted Lake property is situated in north central Ontario, approximately 50 kilometers northeast of Lake Superior and 260 kilometers east-northeast from the city of Thunder Bay. Manitouwadge (45 kilometers north), Marathon (45 kilometers southwest) and White River (50 kilometers southeast) are the closest towns. The latter two communities are situated along Highway 17, part of the Trans-Canada Highway network, while the property itself lies approximately 20 kilometers north of Highway 17.

Currently, there is no road access directly onto the Dotted Lake property. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer or by snowmobile in winter. Alternatively, another bush road that connects with Highway 614, approximately 19.2 kilometers north of Hwy 17, terminates 0.7 kilometers north of the north claim boundary.

Title and Claim Status

We currently hold a 100% interest in 1 mineral claim comprising 15 claim units totalling approximately 375 hectares on the Dotted Lake property described above. We have been granted an extension of time for the performance and reporting of assessment work to maintain our mineral claim in good standing from March 14, 2008 to August 11, 2008 by the Ontario Ministry of Northern Development and Mines. We intend to commence a soil sampling program on the Property in Spring-Summer 2008 for an estimated cost up to $15,000 before implementing any of the recommendations contained in the December 2005 report. We do not have any other third party obligations with respect to the claim. There is no assurance that a commercially viable mineral deposit exists on the Dotted Lake property. Further exploration will be required before final evaluation of the economic feasibility of the property.

As previously mentioned, the principal benefit of having a trustee hold the claims on our behalf is to avoid the expense that would otherwise be incurred by registering as an extra-provincial claim holder in Ontario. However, if the trustee becomes bankrupt or transfers the claims to a third party, we may incur significant legal expenses enforcing our interest in the claims in Ontario courts. The registration of the claims in the name of a trustee does not impact a third party’s ability to commence an action against us respecting the Dotted Lake property or to seize the claims after obtaining judgment.

Previous Exploration

Several companies and individuals have conducted exploration activities on various parts of the Dotted Lake property. To date, no mineral deposit has been delineated on the property, and consequently there has been no production from the property nor any reserve or resource estimated. We have not yet conducted any exploration on the Dotted Lake property other than the VLF-EM survey conducted in March 2005 using an airplane to search for changes in the magnetic field over certain areas of the Dotted Lake property. Magnetic anomalies may be the result of accumulations of certain magnetic rocks such as phrhotite, hematite and magnetite. These rock types are often found alongside base metals such as copper, zinc and nickel, or precious metals such as gold and silver.

A VLF-EM survey consists of two separate surveys: a Very Low Frequency survey and an ElectroMagnetic survey. Very low frequency surveys use radio waves to determine whether rocks on a mineral property conduct electricity. Almost all of the precious and base metals that we seek are above average conductors of electricity and will affect VLF readings. Electromagnetic surveys involve measuring the strength of the earth’s magnetic field. Variations in the magnetic readings on a property may indicate the increased likelihood of precious or base minerals in the area.

We will focus future exploration programs on specific areas of the Dotted Lake property based on the results of these surveys at an appropriate time.

Proposed Exploration

In the December 2005 report on the Dotted Lake property, our consulting professional geologist, Mr. Andre Pauwels, recommended a two phase exploration program. The first phase consists of a TDEM (time domain electromagnetic) survey and research for an estimated cost of $51,500. The TDEM survey is one of several geophysical exploration methods. In the conventional TDEM survey, an induction coil is used as the magnetometer. It allows conductivity of rock below the surface to be measured at greater depths.

The second phase consists of an extensive diamond drilling program for an estimated cost of $171,900 to determine the mineral content of rock below the surface of the Dotted Lake property. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

Our consulting geologist recommended the following exploration budgets in his report.

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

The Dotted Lake property area experiences a temperate climate with moderate to long cold winters and short warm to hot summers. Total precipitation is about 1,000 millimeters, including over three meters of snow. Break up or freeze up conditions may impinge upon exploration activities, but normally exploration and mining may be conducted year round. However, it is more economical to conduct exploration programs in spring and summer when access to and travel across the property is easier, and when snow removal for surface exploration is not required. Accordingly, we intend to commence a soil sampling program on the Property in Spring-Summer 2008 for an estimated cost up to $15,000 before implementing any of the recommendations contained in the December 2005 report.

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

We are party to an agreement with Mr. Darcy Krell, our Secretary and Chief Financial Officer, who is engaged to perform certain management and administrative services on our behalf for a fee of $4,000 per month, including $2,500 as management fees. Mr. Krell is the husband of our President, Ms. Linda Smith, and the father of our director, Ms. Shannon Krell.

We retain Mr. Krell to arrange and negotiate mineral property acquisitions and exploration contracts (subject to director approval); arrange for and secure financings for the company; arrange for the collection of all receivables and the payment of all obligations; establish and maintain suitable banking relations; ensure the maintenance of proper accounting records and compliance with all statutory reporting requirements; and acknowledge corporate inquiries and correspondence as required.

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

We have budgeted for regulatory compliance costs as part of our operations. We will have to incur the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of future exploration.

Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

-	Water discharge will have to meet water standards;

-	Dust generation will have to be minimal or otherwise re-mediated;

-	Dumping of material on the surface will have to be re-contoured and re- vegetated;

-	An assessment of all material to be left on the surface will need to be environmentally benign;

-	Ground water will have to be monitored for any potential contaminants;

-	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

-	There will have to be an impact report of the work on the local fauna and flora.

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

Item 5.                             Operating and Financial Review and Prospects

       5.1               Results of Operations

We are an exploration stage company that owns 1 claim now on the Dotted Lake property located in Ontario. To date, a majority of our operating expenses have arisen from related party transactions.

The audited financial statements for the year ended January 31, 2008 (“2008 year”) are compared below to the audited financial statements for the year ended January 31, 2007 (“2007 year”).

The Company reported a net loss of $156,658 in the 2008 year compared to $182,422 in the 2007 year. This $25,764 decrease in net loss was due to the changes in individual line items of General & Administrative expenses, the most significant of which are discussed below:

-       decrease in bad debt expense by $7,311 in the 2008 year was due to the non-recurring write-off of GST refundable in the 2007 year since the Company was only able to obtain a registration number from Canada Revenue Agency effective June 16, 2007.

-       decrease in office and sundry expenses by $14,150 and professional fees by $7,357 in the 2008 year was due to the non-recurring expenses in the 2007 year regarding reactivating the Company as a reporting issuer in British Columbia and Alberta and as a foreign issuer in the United States with the Securities and Exchange Commission.

-       increase in accounting and audit fees by $2,219 in the 2008 year was due to normal cost increases.

At January 31, 2008, we had total assets of $90,043 under Canadian GAAP consisting of: cash $5,999, GST receivable, credit card deposit $6,900, mineral properties and deferred exploration costs $70,439 and computer equipment $2,641. At the same date, we had total liabilities of $1,346,919 consisting of $106,078 in accounts payable and accrued liabilities and $1,240,741 in demand loans from related parties.

At January 31, 2008, we had accumulated approximately $921,000 of non-capital losses which are available for carry forward as deduction against future taxable incomes (if any) until expiry in various years prior to 2029.

       5.2               Liquidity and Capital Resources

Since incorporation, we have financed our operations initially through the sale of common shares to investors and, over the past five years, exclusively through loans from officers and immediate family members. We expect to fund future exploration and corporate administration in the same manner since we have no revenue from our business operations. However, there is no guarantee we will be successful in arranging future financing on acceptable terms.

As of January 31, 2008, our cash position was $5,999 compared to $9,656 one year ago. During the 2008 year, the cash flow deficiency of $3,657 ($7,289 during the 2007 year) resulted from the following: (i) spending $180,512 on operating activities compared to $165,415 in the 2007 year; (ii) spending $2,662 on investing activities for the purchase of computer equipment compared to $nil in the 2007 year; and (iii) receiving $179,517 (net) in additional loans from related parties compared to $158,126 in the 2007 year.

As previously mentioned, we plan to invest approximately $15,000 on the Property during the Spring-Summer 2008 in order to keep its mineral claim in good standing. We also anticipate spending approximately $150,000 for on-going administration of our corporate affairs during the ensuing twelve month period to January 31, 2009. In order to meet these expenditures, we plan to complete a $200,000 private equity placement and continue borrowing from related parties, as required. There is no assurance we will be able to raise these funds.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from our intended exploration programs on our Dotted Lake property are unsuccessful.

Item 6.                             Directors, Senior Management and Employees

       6.1               Directors and Officers

Name	Age	Position

Linda Smith	59	President, Chief Executive Officer and Director
Shannon Krell	31	Director
Darcy Krell	60	Secretary and Chief Financial Officer

There are no arrangements or undertakings between any of our directors or executive officers, pursuant to being selected as a director or executive officer. However, there are family relationships among our directors and officers in that Ms. Linda Smith and Mr. Darcy Krell are husband and wife and Mr. Krell is the father of Ms. Shannon Krell.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Linda Smith

Ms. Linda Smith has acted as our president and as a director since October 27, 2000. Ms. Smith also acted as Blue Lightning Ventures Inc.’s president and director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from August 1999 to June 2003 and for Candorado Operating Company Ltd. from June 2000 to November 2001. All of these companies are British Columbia and Alberta reporting corporations involved in mineral property exploration. Ms. Smith also acted as treasurer and a director of Zeno Inc. from January 2003 to November 2005. Zeno Inc. was a U.S. reporting company involved in mineral property exploration. Ms. Smith was also employed part-time as a dental assistant from 1995 to 2002. At present, Ms. Smith assists Mr. Darcy Krell in providing management services to us and is currently not compensated for her services. In addition, Ms. Smith acts as a director of Algorithm Media Inc., an Alberta and British Columbia reporting company that is also pursuing mineral property acquisitions.

Shannon Krell

Ms. Shannon Krell has acted as our director since October 27, 2000. She has been a psychology student for the past seven years and is currently attending Douglas College and the University of British Columbia in pursuit of her undergraduate degree.

Ms. Krell does not have any professional training or technical credentials in the field of mineral property exploration or development. She spends approximately 10% of her time on our affairs.

Darcy Krell

Mr. Krell has acted as a private investor in various reporting and private companies since 1996. He also acted as a director of Big Bar Gold Corporation from March 2002 to April 2004 and Blue Lightning Ventures Inc. from March 2002 to July 2004, both of which are Alberta and British Columbia reporting companies involved in mineral property exploration. In addition, Mr. Krell acts as a director of Algorithm Media Inc., an Alberta and British Columbia reporting company, that is also pursuing mineral property acquisitions.

Mr. Krell does not have any professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on our affairs.

       6.2               Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended January 31, 2008:

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compens -ation	Awards		LTIP payouts	All Other Compen- sation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Linda Smith President, Chief Executive Officer and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shannon Krell Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Darcy Krell Secretary and Chief Financial Officer	2008	$30,000	Nil	Nil	Nil	Nil	Nil	Nil

We did not pay any compensation to our directors in the fiscal year ended January 31, 2008. However, certain management and administrative services are performed by Mr. Darcy Krell, our Secretary and Chief Financial Officer, for a fee of $4,000 per month, including $2,500 for management services disclosed in the table above.

       6.3               Board Practices

Linda Smith was appointed as our President and a director on October 27, 2000 and Shannon Krell was appointed as a director on the same date. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

Our audit committee is comprised of Linda Smith and Darcy Krell and we have not appointed a compensation committee.

       6.4               Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants.

       6.5               Share Ownership of Directors and Officers

Our directors and officers own beneficially the following common shares as of the date of this annual report:

		Percentage of Issued and
	Number of Shares Owned	Outstanding Shares

Linda Smith	56,783	10.05%
Shannon Krell	0	0.00%
Darcy Krell	90,000	15.92%
	146,783	25.97%

The above percentages are based on the 565,171 common shares issued and outstanding in our capital stock as of the date of this annual report following the 1:10 share consolidation on October 23, 2007.

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

As of the date of this annual report, 565,171 common shares are issued and outstanding and we are authorized to issue an unlimited number of common shares without par value.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

	Number of Shares	Percentage of Issued and
Name of Shareholder	Owned	Outstanding Shares

Darcy Krell*	90,000	15.92%
Sherman Jen	63,750	11.28%
Linda Smith*	56,783	10.05%
Ryan Krell**	50,000	8.84%
Frank McGill	40,912	7.24%
	301,445	53.33%

*          Darcy Krell and Linda Smith are husband and wife.

**        Ryan Krell is the son of Darcy Krell who has a non-interest bearing promissory note with us in the face amount of $106,755 which is convertible at the holder’s option into 213,510 of our common shares prior to the new maturity date of January 1, 2011 (formerly January 1, 2008).

Each of our issued shares entitles the holder to one vote in our general meetings. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements which at a subsequent date may result in a change in our control.

       7.2               Related Party Transactions

During the year ended January 31, 2008, there were no transactions with any director, executive officer or beneficial holder of more than 5% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, which materially affected or will materially affect us, except as follows:

a)

for the year ended January 31, 2008, we accrued $2,500 per month for management fees to Darcy Krell doing business as DK Financial Consultants. Mr. Krell is our secretary and chief financial officer and is the spouse of our president, Ms. Linda Smith.

b)

for the year ended January 31, 2008, we accrued $1,500 per month for rent and office expenses to Darcy Krell doing business as DK Financial Consultants. This is comparable to other such agreements in the industry.

c)

As at January 31, 2008, Ryan Krell, brother of Shannon Krell, our director, and son of Darcy Krell, our secretary and chief financial officer, has advanced $106,755 to us as a non-interest bearing convertible promissory note dated February 3, 2003 and amended on December 31, 2005 and December 31, 2007. It is now due on January 1, 2011 and convertible into 213,510 of our common shares prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation.

Originally, $95,179 was allocated to the debt and $11,576 to the embedded conversion feature as an equity component. The carrying value was accreted up to its face value of $106,755 over the original term to January 1, 2008 maturity. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification and an additional equity component of the debt was determined. Accordingly, $64,974 was allocated to the debt and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. Accretion expense of $2,331 was recorded for the year ended January 31, 2008 of which $1,356 related to the original allocation and $975 to the recent modification.

d)

as at January 31, 2008, Linda Smith, our President and a director, has advanced a total of $411,129 to us as a non-interest bearing demand loan with no fixed term and no guarantee of repayment. This amount is currently outstanding.

e)

as at January 31, 2008, Darcy Krell, our Secretary and Chief Financial Officer, has advanced a total of $481,259 to us as a non-interest bearing demand loan with no fixed term and no guarantee of repayment. This amount is currently outstanding.

f)

as at January 31, 2008, Shannon Krell, a director, has advanced a total of $282,404 to us as a non-interest bearing demand loan with no fixed term and no guarantee of repayment. This amount is currently outstanding.

The foregoing related party transactions are conducted in the normal course of business and are recorded at their exchange amount, which is the consideration paid or received by us as agreed between the parties.

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

Item 9.                             The Offer and Listing

       9.1               Offer and Listing Details

We are currently a reporting issuer in both British Columbia and Alberta and file as a foreign issuer with the United States Securities and Exchange Commission. After filing and receipting a registration statement on Form 20-F with the United States Securities and Exchange Commission, our common shares were posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol GMSRF:OB on February 14, 2007. With the name change to Rouge Resources Ltd., the trading symbol was changed to ROUGF:OB effective March 26, 2008.

The following table sets forth the high and low prices of our common shares in US funds since trading commenced OTC:BB:

Period	High	Low
February 14, 2007 to April 30, 2007	No trading
May 1, 2007 to July 31, 2007	No trading
August 1, 2007 to October 30, 2007	$0.50	$0.20
November 1, 2007 to January 31, 2008	$0.70	$0.10
February 1, 2008 to April 30, 2008	$1.00	$0.12

Average price August 1, 2007 to April 30, 2008	$0.66

Previously our common shares traded on the Canadian Venture Exchange and its predecessor, the Vancouver Stock Exchange, under the symbol “GMS”. On July 12, 2001, our shares were suspended from trading on the Canadian Venture Exchange due to failure to meet the Exchange’s minimum working capital requirements. The Canadian Venture Exchange (now called the TSX Venture Exchange) requires that listed companies have a minimum of $50,000 in allocated working capital. At that time, we did not meet this requirement and trading in our shares was suspended.

The Cease Trade Orders issued against us on November 7, 2003 by the Alberta Securities Commission (the “ASC”) and on January 14, 2004 by the British Columbia Securities Commission (the “BCSC”) were lifted on August 18, 2006 by the BCSC and on August 23, 2006 by the ASC. These reactivation and revocation orders resulted from the Company bringing its disclosure records up-to-date on SEDAR (www.sedar.com); preparing a new 43-101 report regarding the merits of the Dotted Lake property dated December 6, 2005; meeting other regulatory requirements; and paying all required fees and penalties.

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange:

Period	High	Low
February 1, 1999 to January 31, 2000	1.50	$0.30
February 1, 2000 to January 31, 2001	$2.50	$0.60
February 1, 2001 to July 12, 2001	$1.00	$0.60

Item 10.                      Additional Information

       10.1               Share Capital

On October 23, 2007, the Company affected a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital resulting in all share and per share information in this annual report being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented. Accordingly, the issued and outstanding common shares were reduced from 5,651,714 to 565,171. After the share consolidation, the Company increased its authorized share capital from 10,000,000 common shares to an unlimited number without par value.

We have not issued any common shares since February 1, 2000 and no common shares were issued during the fiscal year ended January 31, 2008 and none since that date.

All shares issued and to be issued in the future have been and must be approved by an authorizing resolution consisting of a simple majority of our board of directors.

We do not hold any of our own shares. We do not have any potential obligations to increase our issued and outstanding share capital.

       10.2        Memorandum and Articles of Association

We were incorporated pursuant to the Company Act of British Columbia by registration of our articles of incorporation and memorandum on March 31, 1988 and were subsequently transitioned to the replacement Business Corporations Act in March 2006. Pursuant to the provisions of the Business Corporations Act, a company may conduct any business that it is not restricted by the terms of its articles. Our articles contain no such restrictions.

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

There are no provisions in our articles of association that establish any threshold for disclosure of ownership. However, the British Columbia and Alberta Securities Commissions require that persons who are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

       10.3               Material Contracts

A contract for soil sampling on the Dotted Lake Property in the Spring-Summer 2008 amounting to $14,985 was agreed subsequent to the year end. Otherwise, we have not entered into any material contracts over the past two years.

       10.4               Exchange Controls and Other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements. See "Item 10.5" below.

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

       10.5               Canadian Federal Income Tax Consequences to U.S. Investors

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

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to nonresidents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

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

       10.6               United States Federal Income Tax Consequences to U.S. Investors

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

       Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be reintroduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

       10.7               Statement by Experts

We have placed reliance upon Morgan & Company, Chartered Accountants, of 700 West Georgia Street, Suite 1488, Vancouver, B.C., Canada V7Y 1A1, as experts in accounting and auditing matters.

       10.8               Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have made our filings with the SEC electronically as a reporting foreign issuer.

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

       12.2               Stock Options

The Company’s Stock Option Plan (the “Plan”), adopted in December 2006, is administered under the following basic terms and conditions:

       (i) the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time;

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

       (iii) the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant regulatory authorities;

       (iv) the exercise price shall be determined by a plan committee at the time of grant;

       (v) the option period shall not exceed five (5) years from the date of grant.

No stock options have been granted and no stock options are outstanding at January 31, 2008 and 2007.

PART II

Item 13.                             Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.                             Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15.                             Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being January 31, 2008, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed, under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada. A reconciliation of all material differences between Canadian and US GAAP has been disclosed in the notes to the financial statements.

Management conducted an assessment of the effectiveness of our Company’s internal control over financial reporting as of May 23, 2008, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of May 23, 2008 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in Canada; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisitions, use, or disposition of our Company’s assets that could have a material affect on the our Company’s financial statements are prevented or detected on a timely basis.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparations and presentations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 16A.                      Audit Committee Financial Expert

Audit Committee

Linda Smith and Darcy Krell act as our audit committee; undertakes a review of our company’s financial statements; and determines the adequacy of internal controls and other financial reporting matters. The members of our board of directors are Linda Smith and Shannon Krell and they have determined that no member of either the board or the audit committee is “independent” as the term is used in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the definition of independent director as defined in section 4200 of the Marketplace Rules of the NASD.

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

Item 16C.                      Principal Accountant Fees and Services

During the fiscal years ended January 31, 2008 and 2007, we incurred approximately $14,000 each year in fees to its principal independent accountant for professional services rendered in connection with the audits of our year end financial statements and its annual report filed on Form 20-F.

During fiscal years ended January 31, 2008 and 2007, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following: (i) information technology services including, but not limited to, operating or supervising or managing our information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

(ii) any other non-assurance services including, but not limited to, tax-related services, actuarial services or valuation services.

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

Item 17.                             Financial Statements

Our financial statements for the years ended January 31, 2008 and 2007 were audited by Morgan & Company, Chartered Accountants, without reservation as follows:

Audit report dated May 28, 2008
Balance sheets as at January 31, 2008 and 2007
Statements for the years ended January 31, 2008, 2007 and 2006
Operations and deficit
Cash flows
Notes to financial statements for the years ended January 31, 2008 and 2007

All our financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in the note disclosure. All figures are expressed in Canadian dollars.

Item 18.	Exhibits

Exhibit 1:	Financial Statements

Exhibit 2:	Certificate of Incorporation*

Exhibit 3:	Memorandum and Articles of Association*

Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)

Exhibit 3B:	Certificate of name change ( March 6, 2008)

Exhibit 4:	Management Agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*

Exhibit 5:	Consent of Geologist**

Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed with Form 20-F on September 16, 2003

** Previously filed with Form 20-F on December 20, 2004

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: July 22, 2008
	By:	/s/ Linda Smith
Linda Smith,
President and Chief Executive Officer