Form 20-F
period 2009-01-31
Rouge Resources Ltd.
filed 2009-06-12
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

[   ]  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2009

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

Darcy Krell - (Tel) 604-831-2739, (Fax) 604-831-2735
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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
10,565,171 Common Shares

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
Yes [X]     No [   ]

Indicate by check mark wether the registrant has submitted electronically and posted on its corporate
Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [X] (Not Required)

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
Item 17  [X]     Item 18 [   ].

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

PART I

ITEM 1.                     Identity of Directors, Senior Management and Advisors

     1.1 Directors and Senior Management:

Linda Smith #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director

Darcy Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Secretary, Chief Financial Officer and Director

Shannon Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director

     1.2 Advisors:

Lawyer: Mr. Doug Eacrett Law, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2

Consulting Geologist: Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9

     1.3 Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	New auditor replaced Morgan & Company for the year ended January 31, 2009.

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

ITEM 2.                     Offer Statistics and Expected Timetable

Not applicable

ITEM 3.                     Key Information

     3.1           Selected Financial Data

The following tables set forth selected financial data of the Company for the fiscal years ended January 31, 2009, 2008, 2007, 2006 and 2005. We derived all figures from our financial statements, which were audited by our independent auditor. This information should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2009 and 2008 included in this annual report. Our audited financial statements for the fiscal years ended January 31, 2007, 2006 and 2005 are not included in this annual report.

Our audited financial statements and the table below have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation to United States generally accepted accounting principles (“US GAAP”) is included in Note 11 of our audited financial statements in this annual report. All amounts are expressed in Canadian dollars.

The first table below presents this financial data for five years in accordance with US GAAP. The second table presents the data in accordance with Canadian GAAP.

US GAAP (in Cdn $)

	Year Ended January 31, 2009	Year Ended January 31, 2008	Year Ended January 31, 2007	Year Ended January 31, 2006	Year Ended January 31, 2005
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($198,370)	($154,327)	($181,066)	($203,256)	($88,699)
Loss per common share	($0.06)	($.27)	($0.32)	($0.36)	($0.16)
Total assets	$20,346	$23,810	$21,873	$34,856	$170,236
Shareholders’ deficiency	($1,075,031)	($1,364,790)	($1,219,708)	($1,025,710)	($821,098)
Long term debt	Nil	Nil	Nil	$39,676	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,700,078)	($2,481,144)	($2,326,817)	($2,145,751)	($1,942,495)
Capital stock	$1,613,471	$1,113,471	$1,113,471	$1,113,471	$1,113,471
Weighted average number of shares outstanding	10,565,171	565,171	565,171	565,171	565,171

Canadian GAAP (in Cdn $)

	Fiscal Year ended January 31, 2009	Fiscal Year ended January 31, 2008	Fiscal Year ended January 31, 2007	Fiscal Year ended January 31, 2006	Fiscal Year ended January 31, 2005
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($195,335)	($156,658)	($182,422)	($138,379)	($92,349)
Loss per common share	($0.05)	($0.28)	($0.32)	($0.24)	($0.16)
Total assets	$101,485	$90,043	$88,106	$101,089	$170,236
Shareholders’ deficiency	($952,111)	($1,256,776)	($1,141,899)	($959,477)	($821,098)
Long term debt	Nil	Nil	Nil	$39,676	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,618,939)	($2,423,604)	($2,266,946)	($2,084,524)	($1,946,145)
Capital stock	$1,613,471	$1,113,471	$1,113,471	$1,113,471	$1,113,471
Weighted average number of shares outstanding	10,565,171	565,171	565,171	565,171	565,171

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 3, 2009, the exchange rate in effect was US$1.00 = Cdn$1.0884. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years ended January 31 and for the six-month period ended January 31, 2009, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as mentioned above:

Time Period	Average Exchange Rate for Period
Year ended Jan 31, 2009	$1.0846
Year ended Jan 31, 2008	$1.0603
Year ended Jan 31, 2007	$1.1357
Year ended Jan 31, 2006	$1.2006
Year ended Jan 31, 2005	$1.2912

Time Period	Average Exchange Rate for Period
Month ended January 31, 2009	$1.2229
Month ended December 31, 2008	$1.2360
Month ended November 31, 2008	$0.2219
Month ended October 31, 2008	$0.1727
Month ended September 30, 2008	$1.0568
Month ended August 31, 2008	$1.0518

     3.2           Capitalization and Indebtedness

The following table sets forth our indebtedness and capitalization as at January 31, 2009:

	US GAAP	Canadian GAAP
Indebtedness
Short term debt (unsecured and not guaranteed)	$1,095,377	$1,053,596
Long term debt	$Nil	$Nil
Total	$1,095,377	$1, 053,596

Shareholders’ Deficiency
Common shares	$1,613,471	$1,613,471
APIC/ Contributed surplus	$11,576	$53,357
Accumulated deficit	($2,700,078)	($2,618,939)
Total	($1,075,031)	($952,111)

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

We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses for the foreseeable future. From March 31, 1998, the date of incorporation, to January 31, 2009, we have incurred losses totalling $2,618,939 under Canadian GAAP (Cdn$2,700,078 under US GAAP). Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of operating cash flow. If we are unable to generate revenue, our business may fail.

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

As at January 31, 2009, we had cash in the amount of $4,856. Our ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. Management is actively seeking additional financing, but has no specific commitments for investment. These matters raise doubt about the company’s ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

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

If title to the Dotted Lake property is disputed, we may lose our sole business asset and our business may fail.

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

ITEM 4                     Information on the Company

     4.1           History and Development

We were incorporated under the name “Gemstar Resources Ltd.” pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on March 31, 1988. In March 2006, we transitioned to the province’s Business Corporations Act. On October 23, 2007, we changed our name to Rouge Resources Ltd.; restructured our share capital by consolidating our issued and outstanding common shares on a one for ten (1:10) basis; and increased our authorized share capital from 10,000,000 common shares to an unlimited number without par value..

We are a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

We are engaged in the acquisition, exploration and, if warranted, development of mineral resource properties and beneficially own 1 mineral claim in north-central Ontario, Canada. Our head office is located at #203 – 409 Granville Street, Vancouver British Columbia, Canada, V6C 1T2 and our telephone number is (604) 831-2739.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets.

In fiscal 2001, we entered into an agreement to acquire 100% interest in the Dotted Lake property (“the Property”) located in the Thunder Bay Mining District of North Central Ontario, Canada. Since then, we have conducted certain exploration activities described below; completed a 43-101 compliant geological report; and otherwise have kept the property in good standing with the Ontario Ministry of Northern Development and Mines for future exploration.

Since the Company is in the exploration stage, it has no current revenues nor has it earned any since inception. There is no assurance that a commercially viable mineral deposit exists on our Property. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time will be required before our mineral claim can be explored and, if warranted, developed into a commercial enterprise.

     4.2           The Dotted Lake Property

As at January 31, 2009, the Company had incurred the following expenditures on the Property since inception:

	January 31,	January 31,
	2009	2008

Mineral properties
Staking	$4,206	$4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	41,139	26,233
	81,139	66,233

	$85,345	$70,439

(i)           Location and Access

The Property is situated in north central Ontario, approximately 50 kilometers northeast of Lake Superior and 260 kilometers east-northeast of Thunder Bay. Manitouwadge (45 kilometers north), Marathon (45 kilometers southwest) and White River (50 kilometers southeast) are the closest towns. The latter two communities are situated along Highway 17, part of the Trans-Canada Highway network, while the property itself lies approximately 20 kilometers north of Highway 17. Hemlo Gold Mines is 20km south of the Property.

Currently, there is no road access directly onto the Property but drivable logging roads are within 1km. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer or snowmobile in winter. Alternatively, another bush road that connects with Highway 614, approximately 19.2 kilometers north of Hwy 17, terminates 0.7 kilometers north of the north claim boundary.

The Property experiences a temperate climate with moderate to long cold winters and short warm to hot summers. Total annual precipitation is about 1,000 millimeters, including over three meters of snow. Break up or freeze up conditions may impinge upon exploration activities, but normally exploration and mining may be conducted year round. However, it is more economical to explore in spring and summer when access to and travel across the property is much easier, and when snow removal for surface exploration is not required.

(ii)         Title and Claim Status

We currently hold a 100% interest in 1 mineral claim comprising 15 claim units totalling approximately 375 hectares known as the Dotted Lake property. It is currently in good standing until March 14, 2010 after which additional exploration spending of approximately $1,000 would be required to maintain it for another year.

From the beginning, the claim has been registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust as a convenience for us to help keep costs down since we were an extra-provincial claimholder in Ontario. However, on April 8, 2009 the trust arrangement was changed from Mr. Reukl to Mr. D.T. Krell, one of our directors, who now owns the claim in trust for us. We do not have any third party obligations against the claim.

There is no assurance that a commercially viable mineral deposit exists on the Property and further exploration will be required before final evaluation of its economic feasibility.

(iii)        Previous Exploration

Several companies and individuals have conducted exploration activities on various parts of the Property over many years. To date, no mineral deposit has been delineated and, consequently, there has been no production from the property nor any reserve or resource estimated.

In fiscal 2002, we completed our acquisition of the Property by paying $200,000 in cash to an unrelated private British Columbia company named LCM Equity Inc. (“LCM”). We also advanced $152,000 to LCM for planned exploration of the Property. All of these funds came from our officers and immediate family members in the form of related party loans.

Near the end of calendar 2002, as a result of extreme weather conditions, we were having difficulty undertaking our planned work program on the Property, including the required assessment work to keep the claims in good standing. Following discussion with our consulting geologist, Mr Andre Pauwels P. Geo, we decided it would be less expensive to allow the claim to lapse and then re-stake it early the following year. As a result, the claim was permitted to lapse and, consequently, the acquisition cost was written off during the year ended January 31, 2003. Once the weather conditions improved, our consulting geologist re-staked the claim in March 2003 at a cost to us of $4,206 with an initial expiry date of March 14, 2007 from the Ontario Ministry of Northern Development and Mines. The expiry date has since been extended and to date the claim remains in good standing.

During the quarter ended April 30, 2005, we completed an airborne VLF-EM survey of the mineral claim at a cost of $40,000 paid in full from the $152,000 of exploration funds advanced to LCM per above. We were searching for changes in the magnetic field over certain areas of the Property. Magnetic anomalies may result from accumulations of certain magnetic rocks such as phrhotite, hematite and magnetite. These rock types are often found alongside base metals such as copper, zinc and nickel, or precious metals such as gold and silver.

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

Also, during the quarter ended April 30, 2005, we commissioned and advanced $4,500 to our consulting geologist to complete an evaluation report regarding the merits of the Property in accordance with Form 43-101 prescribed by the regulatory authorities.

During the quarter ended July 31, 2005, we undertook a ground VLF (Very Low Frequency) and magnetic survey over 100 meter spaced cut lines (15 km) at the north western side of the Property costing $14,636. Also, during this quarter, the $112,000 balance of funds advanced to LCM per above was returned to us after we discontinued using LCM’s exploration services.

Effective December 6, 2005, the 43-101 compliant evaluation report was completed by our consulting geologist, Mr. Andre Pauwels, for an additional cost of $7,097. It recommended the two phase exploration program below:

- Phase 1 spending of $51,500 on geological surveys to explore the exhalite horizon on the Property including a TDEM (Time Domain Electromagnetic) survey centered at the Fairservice showing to test for massive sulphides bodies at depth and to do research to delineate the possible western extension of the exhalite horizon on the property. The TDEM survey is one of several geophysical exploration methods. In the conventional TDEM survey, an induction coil is used as the magnetometer which allows conductivity of rock below the surface to be measured at greater depths.

- Phase 2 spending of $171,900 on extensive targeted diamond drilling to determine the mineral content of rock below the surface of the Property. Drilling involves extracting a long cylinder of rock, known as a drill core, from the ground for analysis to determine the amount of metal content at different depths. This phase will only be considered after Phase I has proven successful.

This 43-101 report is available under our public disclosures on www.sedar.com.

During the years ended January 31, 2007 and 2008, we kept our claim in good standing but did not conduct any work on the Property. In fiscal 2007, this was mainly due to the significant amount of time, effort and cost required to lift the cease trade orders by August 2006 initiated by the British Columbia and Alberta Securities Commissions in late fiscal 2004.

(iv)         Current and Proposed Exploration

In May 2008, we hired Fladgate Exploration Consulting to conduct a soil sampling program on the Property to try and find a drilling target. The program involved examining surface samples for base metal content and cost $14,906. Their report dated August 5, 2008 indicated the possibility of some gold and zinc mineralization in certain of the 47 samples collected. This increased the total exploration spending on the Property since acquisition to $85,345 of which $4,206 relates to the re-staking in March 2003.

Before proceeding with more extensive exploration, the Fladgate report recommended a $12,000 follow-up soil sampling program to expand on the gold samples found during its May 2008 testing. Depending on the results of this follow-up program planned for fiscal 2010, the Company remains committed to the recommendations contained in its 43-101 compliant Evaluation Report dated December 6, 2005. The phased exploration budget contained therein totaled $223,400 as follows:

Phase I: TDEM Survey and Research

Planning , organization, supervision (senior geologist 9 days at $600 each):	$5,400
Line cutting (15 kilometers at $500 each):	$7,500
TDEM contract (12 kilometers at $1,500 each)	$18,000
Mobilization of TDEM crew:	$6,000
Supplemental VLF/HLEM ground surveys:	$3,000
Research western area of the claims (senior geologist 6 days at $600 each):	$3,600
Processing 2005 airborne VLF data:	$2,500
Drafting, travel costs and miscellaneous:	$3,000
Contingency 5%:	$2,500

Total	$51,500

Phase II: Diamond Drilling – Six Holes

Contract price (1,000 meters at $85 per meter):	$85,000
Drill mobilization and de-mobilization:	$15,000
Drill site preparation:	$7,200
Core boxes and supplemental drill supplies:	$6,000
Assays (75 samples at $20):	$1,500
Senior geologist supervision, organization, logging travel:	$21,000
Field assistant for sampling and core handling (25 days at $200/day):	$5,000
Report:	$5,000
Drafting:	$3,000
Domicile for geologist and field assistant:	$5,200
Transportation (rental of trucks and snowmobiles)	$2,000
Supplies for sampling and surveys, sample transport:	$2,000
Permitting and reclamation:	$6,000
Contingency 5%:	$8,000

Total	$171,900

     4.3           Competition

The mineral property exploration business, in general, is intensely competitive and there is no assurance that even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Numerous factors beyond our control may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, etc. The exact effect of these factors cannot be accurately predicted, but in combination these factors may make it very difficult to realize an adequate return on investment.

We compete with many companies possessing greater financial resources and technical capabilities than we have regarding the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified staff.

     4.4           Management and Employees

We do not have any employees other than our directors and officers.

We are party to an amended agreement dated May 1, 2008 with Mr. Darcy Krell, our Secretary and Chief Financial Officer, who is engaged to perform certain management and administrative services on our behalf for a fee of $6,500 per month, including $5,000 as management fees. Mr. Krell is the husband of our President, Ms. Linda Smith, and the father of our director, Ms. Shannon Krell.

We retain Mr. Krell to arrange and negotiate mineral property acquisitions and exploration contracts (subject to director approval); arrange for and secure financings for the company; arrange for the payment of all company obligations and the collection of all receivables, if any; establish and maintain suitable banking relations; ensure the maintenance of proper accounting records and compliance with all statutory reporting requirements; and acknowledge corporate inquiries and correspondence as required.

     4.5           Environmental Regulations

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in the Province of Ontario, specifically. Under these laws, prior to production, we have the right to explore the property, subject only to a notice of work which may entail posting a bond. To date, we have not been required to post a bond with respect to our exploration activities on the Dotted Lake property.

In addition, production of minerals in Ontario will require prior approval of applicable governmental regulatory agencies. We can provide no assurance to investors that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals is unknown at this time.

We have budgeted for regulatory compliance costs as part of our operations. We will have to incur the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is also unknown at this time as we do not know the extent of future exploration.

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

We do not require any government authorization to proceed with Phase 1 of the exploration program recommended in our 43-101 technical evaluation report since it (and our other exploration activities conducted to date) will cause little, if any, physical disturbance of the land. However, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the Phase 2 drilling program and any subsequent exploration work that results in a physical disturbance to the land. If more than 10,000 square meters of property surface are affected, or such areas that would total that amount when combined, a work permit is required. There is no charge to obtain a work permit under the Mining Act.

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

ITEM 5.                     Operating and Financial Review and Prospects
                                     (stated in Canadian $ under Canadian GAAP)

          5.1           Results of Operations

We are an exploration stage company owning 1 claim on the Dotted Lake property located in north-central Ontario, Canada and no revenue has been realized to date.

The following table shows selected audited financial information for the three most recently completed fiscal years:

	Year Ended January 31, 2009	Year Ended January 31, 2008	Year Ended January 31, 2007
FINANCIAL POSITION
Total Assets	$ 101,485	$ 90,043	$ 86,106
Total Liabilities (all current)	$ 1,053,596	$ 1,346,819	$ 1,230,005
Accumulated Deficit	$ (2,618,939)	$ (2,423,604)	$ (2,266,946)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Total Expenses / Net Loss	$ (195,335)	$ (156,658)	$ (182,422)
Net Loss per Share	$ 0.05	$ 0.28	$ 0.32

The following results of operations should be read in conjunction with the audited financial statements for the years ended January 31, 2009 and 2008:

		Year Ended		Year Ended
		January 31, 2009		January 31, 2008
Revenue	$	Nil	$	Nil
Expenses
Accretion of convertible promissory note		$11,871		$2,331
Management fees		52,750		30,000
Office administration and travel		49,026		69,967
Professional fees		70,056		45,162
Transfer agent and filing fees		11,632		9,198

Total Expenses / Net Loss		$(195,335)		$(156,658)

Revenue
The Company is in the exploration stage and has not generated any revenues since inception.

Expenses and Net Loss
The Company reported a net loss of $195,335 in fiscal 2009 compared to $156,658 in fiscal 2008. This $38,677 increase in expenses and net loss was due to the net changes in the following expense line items:

-       increase in professional fees (legal, audit and accounting) by $24,893 due to higher costs associated with being a public company.

-      increase in management fees by $22,750 due to more time and effort required to run the business leading to a fee increase from $2,500 to $5,000 per month effective May 1, 2008.

-      decrease in office administration, travel and other by $20,940 due to combination of reduced management travel and office expenses in fiscal 2009 during economic downturn and non-recurring expenses in fiscal 2008 pertaining to reactivating the Company as a reporting issuer in British Columbia and Alberta and a foreign issuer in the United States.

-       increase in transfer agent and filing fees by $2,434 due to higher costs of administering the shareholders’ annual general meeting.

-      increase in accretion of convertible promissory note by $9,540 due to three year extension of its maturity date to January 1, 2011, giving rise to additional accretion of the embedded conversion feature.

          5.2           Liquidity and Capital Resources

(i) Working Capital (Deficiency)	As At	As At
	January 31, 2009	January 31, 2008

Current assets	$7,392	$10,063
Current liabilities	(1,053,596)	(1,346,819)

Working capital (deficiency)	$(1,046,204)	$(1,336,756)

During the year ended January 31, 2009, the working capital deficiency decreased by $290,552 mainly due to decreased amounts owing to related parties.

(ii) Cash Flow	Year Ended	Year Ended
	January 31, 2009	January 31, 2008
Net cash used in Operating Activities	$(162,573)	$(180,512)
Net cash used in Investing Activities	(14,906)	(2,662)
Net cash provided by Financing Activities	176,336	179,517

Decrease in Cash during the Year	$(1,143)	$(3,657)

Cash, Beginning of Year	5,999	9,656
Cash, End of Year	$4,856	$5,999

At January 31, 2009, the Company’s cash position was $4,856 compared to $5,999 at January 31, 2008. The decrease in cash of $1,143 in fiscal 2009 and $3,657 in 2008 resulted from the following cash flow activities:

(i)	Net cash used in operating activities of $162,573 in 2009 and $180,512 in 2008 was due to operating losses in both years net of an increase in current liabilities in 2009 and a decrease in 2008.

(ii)	Net cash used in investing activities of $14,906 in 2009 and $2,662 in 2008 was due to completion of a soil sampling program on the Property in 2009 and purchase of office equipment in 2008.

(iii)

Net cash provided by financing activities of $176,336 in 2009 was due to $500,000 of cash raised from a non-brokered private placement of $323,664 repayment of advances to related parties. The $179,517 of cash provided in 2008 was exclusively due to advances received from related parties.

(iii) Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	70,000
General, administration and other expenses	60,000
$190,000
Mineral exploration regarding on-going soil sampling program	12,000
Total	$202,000

As previously mentioned, we plan to spend approximately $12,000 on the Property during the Spring-Summer 2008 based on the Fladgate report recommendation of a follow-up soil sampling program to expand on the gold samples found during its May 2008 testing. We also anticipate spending approximately $190,000 for on-going management and administration of our corporate affairs during the ensuing twelve month period to January 31, 2010.

With no operating revenues to date, the Company initially financed its operations through the issuance of common shares and, over the past six years, has primarily used related party loans from Company officers and immediate family members. However, during the 2nd half of year ended January 31, 2009, we were successful in raising $500,000 through the issuance of 10,000,000 units at a price of $0.05 per unit under a non-brokered private placement to help pay down our debt and reduce our working capital deficiency. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 for two years.

At January 31, 2009, we had total assets of $101,485 under Canadian GAAP consisting of: cash $4,856, GST receivable $2,536, credit card deposit $6,900, mineral properties and deferred exploration costs $85,345 and computer equipment $1,848. At the same date, we had total liabilities of $1,053,596 consisting of $124,648 in accounts payable and accrued liabilities and $928,948 in demand loans from related parties.

At January 31, 2009, we had accumulated $1,046,095 of non-capital losses available for carry forward as deduction against future taxable incomes (if any) which expire from 2010 to 2029.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If the Company is unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, the Company may not be able to meet its obligations as they come due and may be forced to scale down or perhaps even cease business operations.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from our intended exploration programs on our Property are unsuccessful.

ITEM 6.                     Directors, Senior Management and Employees

          6.1           Directors and Officers

As at January 31, 2009, our directors and executive officers, their ages, positions held, and duration of such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Linda Smith (1)	President, Chief Executive Officer and Director	60	October 27, 2000
Darcy Krell (1)	Secretary, Chief Financial Officer and Director	61	October 27, 2000
Shannon Krell	Director	32	October 27, 2000

(1) Member of the Audit Committee

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

Darcy Krell

Mr. Krell has acted as our Secretary and Chief Financial Officer since October 27, 2000 and is a private investor in various reporting and private companies since 1996. He also acted as a director of Big Bar Gold Corporation from March 2002 to April 2004 and Blue Lightning Ventures Inc. from March 2002 to July 2004, both of which are Alberta and British Columbia reporting companies involved in mineral property exploration. In addition, Mr. Krell acts as a director of Algorithm Media Inc., an Alberta and British Columbia reporting company, that is also pursuing mineral property acquisitions.

Mr. Krell is long on experience but has no professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on our affairs.

Shannon Krell

Ms. Shannon Krell has acted as our director since October 27, 2000. She recently graduated in psychology from the University of British Columbia in Vancouver and is currently attending the University of Victoria on Vancouver Island in pursuit of her Bachelor of Law degree.

Ms. Krell has no professional training or technical credentials in the field of mineral property exploration or development. She spends approximately 10% of her time on our affairs.

          6.2      Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors for the fiscal years ended January 31, 2009 and 2008:

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compens -ation	Awards		LTIP payouts	All Other Compen- sation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Linda Smith President, Chief Executive Officer and Director	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Darcy Krell Secretary, Chief Financial Officer and Director	2009 2008	$52,750 $30,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Shannon Krell Director	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

We did not pay any compensation for director services per se in the fiscal years ended January 31, 2009 and 2008. However, certain management and administrative services are performed by Mr.

Darcy Krell, our Secretary and Chief Financial Officer, for a fee of $7,500 per month of which $5,000 is for management services and included in the above table. The management fees were increased from $2,500 to $5,000 per month effective May 1, 2008 due to more time and effort required to run the business.

          6.3      Board Practices

Linda Smith was appointed as our President and a director on October 27, 2000 and Shannon Krell was appointed as a director on the same date. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting. The last annual general meeting was held in Vancouver, BC on November 13, 2008.

Our audit committee is comprised of Linda Smith and Darcy Krell and we have not appointed a compensation committee.

          6.4      Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants.

          6.5      Share Ownership of Directors and Officers

Our directors and officers own beneficially the following common shares as of the date of this annual report:

		Percentage of Issued and
	Number of Shares Owned	Outstanding Shares

Linda Smith *	56,783	0.54%
Darcy Krell *	40,000	0.38%
Shannon Krell **	0	0.00%
	96,783	. 0.92%

* Darcy Krell and Linda Smith are husband and wife.
** Shannon Krell is the daughter of Darcy Krell and Linda Smith

The above percentages are based on the 10,565,171 common shares issued and outstanding in our capital stock as of the date of this annual report following the issuance of 10,000,00 shares during the year ended January 31, 2009 and the 1:10 share consolidation during the year ended January 31, 2008.

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

As of the date of this annual report, 10,565,171 common shares are issued and outstanding and we are authorized to issue an unlimited number of common shares without par value.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

	Number of Shares	Percentage of Issued and
Name of Shareholder	Owned	Outstanding Shares

Ryan Krell**	1,050,000	9.93%
Marie Krell	1,000,000	9.47%
Ivan Martinez	1,000,000	9.47%
Al Mencor	1,000,000	9.47%
Don MacDougall	1,000,000	9.47%
Frank McGill	1,000,000	9.47%
Ted Hayes	900,000	8.51%
Lyle Smith	800,000	7.57%
Karen Law	800,000	7.57%
Colleen Barrow	800,000	7.57%
Steve Chen	700,000	6.62%
	10,050,000	95.12%

**

Ryan Krell is the son of Linda Smith and Darcy Krell and has a non-interest bearing promissory note with us in the face amount of $106,755. This note is convertible at the holder’s option into 213,510 of our common shares prior to the new maturity date of January 1, 2011 (formerly January 1, 2008).

Each of our issued shares entitles the holder to one vote at our general shareholder meetings. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements which at a subsequent date may result in a change in our control.

          7.2           Related Party Transactions

As at January 31, 2009, there were no balances or transactions with any director, executive officer or beneficial holder of more than 5% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, which materially affected or will materially affect us, except as follows:

a) As at January 31, 2009, loans payable of $851,128 (2008 - $1,174,792) to the Company’s officers and immediate family members were unsecured and non-interest bearing with no specific terms of repayment.

b) As at January 31, 2009, a loan from an immediate family member of an officer of the Company in the face amount of $106,755 (2008 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and December 31, 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation on October 23, 2007. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification including re-calculation of the equity component of the debt. Consequently, $64,974 was allocated to the debt component and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. The debt component continues to be accreted to its face value at maturity. Accretion expense of $11,871 was recorded for the year ended January 31, 2009 (2008 - $2,331) increasing the debt component to $77,820 at January 31, 2009.

c) During the years ended January 31, 2009 and 2008, the Company recorded the following transactions with related parties:

	Year Ended	Year Ended
	January 31,	January 31,
	2009	2008

Management fees	$52,500	$30,000
Office rent	18,000	18,000

	$70,750	$48,000

The foregoing related party transactions are conducted in the normal course of business and are recorded at their exchange amount, which is the consideration paid or received by us as agreed between the parties.

          7.3           Interests of Experts and Counsel

Our experts and legal counsel have no interest in our shareholdings.

ITEM 8.                     Financial Information

The financial statements required by this Item are attached hereto as an exhibit and are incorporated herein by reference.

          8.1                     Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

          8.2                     Significant Changes

There have been neither significant subsequent events nor changes in our business plan since the date of the audited financial statements included herein.

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

The following table sets forth the high and low prices of our common shares in US funds since trading commenced on the OTC:BB:

Period	High	Low
February 14, 2007 to April 30, 2007	No trading
May 1, 2007 to July 31, 2007	No trading
August 1, 2007 to October 30, 2007	$0.50	$0.20
November 1, 2007 to January 31, 2008	$0.70	$0.10
February 1, 2008 to April 30, 2008	$1.00	$0.12
May 1, 2008 to July 31, 2008	$0.10	$0.13
August 1, 2008 to October 31, 2008	$0.05	$0.10
November 1, 2008 to January 31, 2009	$0.06	$0.07
February 1, 2009 to April 30, 2009	$0.01	$0.06

Previously our common shares were traded on the Canadian Venture Exchange and its predecessor, the Vancouver Stock Exchange, under the symbol “GMS” before the name change to Rouge Resources Ltd. On July 12, 2001, our shares were suspended from trading on the Canadian Venture Exchange due to failure to meet the Exchange’s minimum working capital requirements. The Canadian Venture Exchange (now called the TSX Venture Exchange) requires that listed companies have a minimum of $50,000 in unallocated working capital. At that time, we did not meet this requirement and trading in our shares was suspended.

The Cease Trade Orders issued against us on November 7, 2003 by the Alberta Securities Commission (the “ASC”) and on January 14, 2004 by the British Columbia Securities Commission (the “BCSC”) were lifted on August 18, 2006 by the BCSC and on August 23, 2006 by the ASC. These reactivation and revocation orders resulted from the Company bringing its disclosure records up-to-date on SEDAR (www.sedar.com); preparing a new 43-101 report regarding the merits of the Dotted Lake property dated December 6, 2005; meeting all other regulatory requirements; and paying all required fees and penalties.

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange:

Period	High	Low
February 1, 1999 to January 31, 2000	1.50	$0.30
February 1, 2000 to January 31, 2001	$2.50	$0.60
February 1, 2001 to July 12, 2001	$1.00	$0.60

ITEM 10.                     Additional Information

          10.1                    Share Capital

 (i) Common Shares

Authorized

Unlimited common shares without par value

Issued

	Number of Shares	$

Balance at January 31, 2008 and 2007	565,171	1,113,471

Private placement at $0.05 per share	10,000,000	500,000

Balance at January 31, 2009	10,565,171	1,613,471

During the year ended January 31, 2009, the Company completed a non-brokered private placement of 10 million units at $0.05 for total proceeds of $500,000. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for two years. No value was attributed to the warrant.

During the year ended January 31, 2008, the Company affected a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital resulting in all share and per share information in these financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented. Accordingly, the issued and outstanding share capital was reduced from 5,651,714 to 565,171 common shares. After the share consolidation, the Company increased its authorized share capital from 10,000,000 common shares to an unlimited number without par value.

(ii) Share Purchase Warrants

Balance		Balance
January 31,		January 31,	Exercise
2008	Issued	2009	Price	Expiry

Nil	10,000,000	10,000,000	$ 0.10	June 30, 2010

As at January 31, 2009, the weighted average remaining contractual life of the share purchase warrants is 1.14 years and the weighted average exercise price is $0.10.

(iii) Stock Option Plan

The Company’s Stock Option Plan (the “Plan”) was adopted in December 2006 and is administered under the following basic terms and conditions:

(a)	the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time;
(b)

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

(c)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant regulatory authorities;
(d)	the exercise price shall be determined by a plan committee at the time of grant; and
(e)	the option period shall not exceed five years from the date of grant.

No stock options have been granted and no stock options are outstanding at January 31, 2009.

(iv) Contributed Surplus

$
Balance, January 31, 2007	11,576
Equity component of convertible debt	41,781

Balance, January 31, 2009 and 2008	53,357

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

          10.3           Material Contracts

The only material contract currently outstanding is the amended management agreement with Mr. Darcy Krell whereby management fees increased from $2,500 to $5,000 per month effective May 1, 2008 due to more time and effort required to run the business.

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

The following six paragraphs apply to electing U.S. shareholders:

(i)           Dividends Paid on Common Shares:

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

(ii)        Credit for Canadian Taxes Withheld:

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

(iii)        Disposition of Common Shares:

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

(iv)         The Non-QEF Election Alternative

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

(v)           Other PFIC Rules

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

(vi)          Future Developments

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

          10.7                     Statements by Experts

We have placed reliance upon:

(i) our new auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1, as expert in Canadian and US accounting and auditing matters; and

(ii) our lawyer, Mr. Doug Eacrett Law, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2, as expert in Canadian securities law.

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

ITEM 11.                     Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial statements due to adverse changes in financial market prices and rates, including credit, foreign exchange, interest rates and liquidity.

We are engaged primarily in the mineral exploration business and manages related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. We are of the opinion that we address environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

We are also exposed in varying degrees to a variety of financial instrument related risks as follows:

(i)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is in our cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

(ii)

Foreign exchange risk is the risk that we will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. We operate primarily in Canada and therefore are not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

(iii)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Our exposure to interest rate risk relates to our ability to earn interest income on cash balances at variable rates. The fair value of our cash account is relatively small and unaffected by changes in short term interest rates. Our long term debt bears interest at a fixed rate and we are therefore not affected by changes in long term interest rates.

(iv)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet our liquidity requirements.

ITEM 12.                     Descriptions of Securities Other than Equity Securities

                    12.1      Warrants

Refer to Item 10.2 (ii) above.

                    12.2      Stock Options

Refer to Item 10.2 (iii) above.

PART II

ITEM 13.                     Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.                     Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.                     Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being January 31, 2009, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer

concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed, under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada. A reconciliation of all material differences between Canadian and US GAAP has been disclosed in Note 11 to the audited financial statements.

Management conducted an assessment of the effectiveness of our Company’s internal control over financial reporting as of May 29, 2009, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of May 29, 2009 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in Canada; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisitions, use, or disposition of our Company’s assets that could have a material affect on our Company’s financial statements are prevented or detected on a timely basis.

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

ITEM 16A.           Audit Committee Financial Expert

Audit Committee

Linda Smith and Darcy Krell act as our audit committee; undertake reviews of our company’s financial statements; and determine the adequacy of internal controls and other financial reporting matters. The members of our board of directors are Linda Smith, Darcy Krell and Shannon Krell and they have determined that no member of either the board or the audit committee is “independent” as the term is used in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the definition of independent director as defined in section 4200 of the Marketplace Rules of the NASD.

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

ITEM 16C.           Principal Accountant Fees and Services

During the fiscal years ended January 31, 2009 and 2008, we incurred approximately $26,500 and $14,300 respectively in fees to its principal independent accountant for professional services rendered in connection with the audits of our year end financial statements and our annual report filed on Form 20-F.

During fiscal years ended January 31, 2009 and 2008, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

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

ITEM 16D.           Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 16F.           Change in Registrant’s Certifying Accountant

Pursuant to Section 4.11 of Canadian National Instrument 51-102, we replaced Morgan & Company, Chartered Accountants, as the auditor of Rouge Resources Ltd. and appointed Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, in their place. This was reported on March 24, 2009 to the British Columbia and Alberta Securities commissions and we confirm that:

(i) There were no reservations contained in the auditor's reports on our annual financial statements for the two completed fiscal years preceding the date of the resignation of Morgan & Company, Chartered Accountants.

(ii) Our audit committee and board of directors participated in and approved the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as successor auditor to replace Morgan & Company, Chartered Accountants, following their resignation.

(iii) In connection with its audits for the two most recent fiscal years in which Morgan & Company, Chartered Accountants, was auditor, there have been no disagreements with Morgan & Company, Chartered Accountants, on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Morgan & Company, Chartered Accountants, would have caused them to make reference thereto in their report on our financial statement for such years.

(iv) In our opinion, no reportable events occurred prior to the resignation from office of Morgan & Company, Chartered Accountants, on or about March 24, 2009.

ITEM 16G.           Corporate Governance

Not applicable.

PART III

ITEM 17.                     Financial Statements

Our financial statements for the year ended January 31, 2009 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants, and for the year ended January 31, 2008 were audited by Morgan & Company, Chartered Accountants, both without reservation, as follows:

•	Audit report dated May 8, 2009

•	Balance sheets as at January 31, 2009 and 2008

•	Statements for the years ended January 31, 2009, 2008 and 2007

• Operations, Comprehensive Loss and Deficit

• Cash Flows

•	Notes to financial statements for the years ended January 31, 2009 and 2008

All our financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP and disclosed in Note 11. All figures are expressed in Canadian dollars.

ITEM 18.                     Exhibits

The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (May 8 09)

Exhibit 2:	Certificate of Incorporation*

Exhibit 3:	Memorandum and Articles of Association*

Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)

Exhibit 3B:	Certificate of name change ( March 6, 2008)

Exhibit 4:	Management agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*

Exhibit 4B:	Amended management agreement dated May 1, 2008 between Rouge Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.

Exhibit 5:	Consent of Geologist**

Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  * Previously filed with Form 20-F on September 16, 2003

** Previously filed with Form 20-F on December 20, 2004

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: June 10, 2009
By: /s/ Linda Smith
_________________________________
Linda Smith,
President and Chief Executive Officer