Form 20-F
period 2010-01-31
Rouge Resources Ltd.
filed 2010-06-18
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

[   ]  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

[X]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2010
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
40,565,171 Common Shares

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
Yes [X]    No [   ].

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

PART I

ITEM 1.                    Identity of Directors, Senior Management and Advisors

         1.1 Directors and Senior Management:

Linda Smith #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director
Darcy Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Secretary, Chief Financial Officer and Director
Shannon Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director
Ryan Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director
Ivan Martinez #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director

         1.2 Advisors:

Doug Eacrett, Barrister & Solicitor, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2	Company Lawyer
Ms. Caitlin Jeffs, P.Geo, 48 Peter Street, Thunder Bay ON, Canada P7A 4H3, (part owner of Fladgate Exploration Consulting Corp.)	Consulting Geologist
Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9	Consulting Geologist

         1.3 Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	Replaced Morgan & Company for the year ended January 31, 2009 forward.

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

ITEM 2.                   Offer Statistics and Expected Timetable

Not applicable

ITEM 3.                   Key Information

         3.1          Selected Financial Data

The following tables set forth selected financial data of the Company for the fiscal years ended January 31, 2010, 2009, 2008, 2007 and 2006. We derived all figures from our financial statements, which were audited by our independent auditor. This information should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2010, 2009 and 2008 included in this annual report. Our audited financial statements for the fiscal years ended January 31, 2007 and 2006 are not included in this annual report.

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

US GAAP (in Cdn $)

	Year Ended January 31, 2010	Year Ended January 31, 2009	Year Ended January 31, 2008	Year Ended January 31, 2007	Year Ended January 31, 2006
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($125,361)	($198,370)	($154,327)	($181,066)	($203,256)
Loss per common share	($0.01)	($0.05)	($0.28)*	($0.32)*	($0.36)*
Total assets	$67,839	$20,346	$23,810	$21,873	$34,856
Shareholders’ deficiency	($1,087,545)	($1,062,184)	($1,363,814)	($1,209,487)	($1,028,421)
Long term debt	Nil	Nil	Nil	Nil	$39,676
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,804,875)	($2,679,514)	($2,481,144)	($2,326,817)	($2,145,751)
Capital stock	$1,613,471	$1,613,471	$1,113,471	$1,113,471	$1,113,471
Weighted average number of shares outstanding	10,565,171	3,597,958	565,171*	565,171*	565,171*

Note – Certain figures above have been modified to reflect the disclosure for year ended January 31, 2010

* Reflects retroactive consolidation of issued and outstanding shares on a one-for-ten basis (1:10) in October, 2007.

Canadian GAAP (in Cdn $)

	Fiscal Year ended January 31, 2010	Fiscal Year ended January 31, 2009	Fiscal Year ended January 31, 2008	Fiscal Year ended January 31, 2007	Fiscal Year ended January 31, 2006
Net Operating Revenue	Nil	Nil	Nil	Nil	Nil
Loss from operations	($118,922)	($195,335)	($156,658)	($182,422)	($138,379)
Loss per common share	($0.01)	($0.05)	($0.28)*	($0.32)*	($0.24)*
Total assets	$169,424	$101,485	$90,043	$88,106	$101,089
Shareholders’ deficiency	($971,033)	($952,111)	($1,256,776)	($1,141,899)	($959,477)
Long term debt	Nil	Nil	Nil	Nil	$39,676
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	($2,737,861)	($2,618,939)	($2,423,604)	($2,266,946)	($2,084,524)
Capital stock	$1,613,471	$1,613,471	$1,113,471	$1,113,471	$1,113,471
Weighted average number of shares outstanding	10,565,171	3,597,958	565,171*	565,171*	565,171*

Since June 1, 1970, the government of Canada permitted a floating exchange rate to determine the value of the Canadian dollar compared to the United States dollar. On June 4, 2010, the exchange rate in effect was C$1.00 = US$0.95. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years and the past six months ended January 31, 2010, the following exchange rates were in effect for United States dollars exchanged into Canadian dollars:

Year Ended	Actual Year End Exchange Rate
January 31, 2010	$0.93
January 31, 2009	$0.81
January 31, 2008	$1.00
January 31, 2007	$0.85
January 31, 2006	$0.87

Month Ended	Average Month End Exchange Rate
January 31, 2010	$0.96
December 31, 2009	$0.95
November 31, 2009	$0.94
October 31, 2009	$0.95
September 30, 2009	$0.92
August 31, 2009	$0.92

         3.2          Capitalization and Indebtedness

The following table sets forth our indebtedness and capitalization as at January 31, 2010 in Canadian dollars:

	US GAAP	Canadian GAAP
Indebtedness
Short term debt (unsecured and not guaranteed)	$1,155,384	$1,140,457
Long term debt	$Nil	$Nil
Total	$1,155,384	$1, 140,457

Shareholders’ Deficiency
Common shares	$1,613,471	$1,613,471
APIC/ Contributed surplus	$11,576	$53,357
Accumulated deficit	($2,804,875)	($2,737,861)
Total	($1,087,545)	($971,033)

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

We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses for the foreseeable future. From March 31, 1998, the date of incorporation, to January 31, 2010, we have incurred losses totalling C$2,804,875 under US GAAP and $2,737,861 under Canadian GAAP. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of operating cash flow. If we are unable to generate revenue, our business may fail.

We have limited financial resources, no source of operating cash flow and no commitments for additional funding for further exploration of our mineral property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and ultimately the failure of our business.

Very few mineral properties are ultimately developed into producing mines. If we are unable to prove that a mineral reserve exists on our mineral property interests, our business may fail.

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

It is unknown whether we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The probability of an individual mineral exploration prospect ever containing reserves is extremely remote. It is unlikely that the property contains reserves, so any funds expended on the property will most likely be lost.

If we do not obtain additional financing, our business will fail.

As at January 31, 2010, we had cash in the amount of $53,623. Our ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. Subsequent to year ended January 31, 2010, management closed a private placement of 30,000,000 units for proceeds of $1,500,000. There are no other specific commitments for investment in the Company which raises doubt about the company’s ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management has only limited experience in resource exploration. None of our directors or officers has any significant technical training or experience in resource exploration, starting or operating a mine. With no direct training or experience in this sector, our management may not be fully aware of many of the specific requirements related to working within the industry. Their business decisions may not take into account standard engineering or managerial approaches that mineral exploration companies with qualified management commonly use. As a result, our operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

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

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock. We do not currently maintain insurance against environmental risks relating to our mineral property interests.

If title to our mineral property interests is disputed, we may lose our business assets and our business may fail.

Our mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. There is a risk that the property boundaries could be challenged. In such circumstances, we will incur costs defending our title to our mineral property interests and may lose our interest in the claims, causing our business to fail.

We may require permits and licenses that we may not be able to obtain. If we are unable to obtain such permits and licenses, our business plan will fail.

Our operations may require licenses and permits from various governmental authorities. If we are unable to obtain such licenses and permits, we will not be able to continue exploration and development of our mineral property interests and we may have to abandon our business plan.

We will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for any subsequent exploration work that results in a physical disturbance to the land if the program calls for the disturbance of more than 10,000 square meters of the property surface, or such areas that would total that amount when combined. A work permit is also required for the erection of structures on the property. There is no charge to obtain a work permit under the Mining Act.

Metal prices fluctuate widely. A decrease in metal prices may prevent us from raising the capital necessary to continue our business plan in the future. As well, low metal prices will reduce the value of any reserve we discover on our mineral property interests.

Factors beyond our control may affect the marketability of any minerals we discover. Metal prices have fluctuated widely, particularly in recent years. Our ability to raise capital for continuing exploration of our mineral property interests depends to a large degree on the market price for metals generally, as well as for gold in particular. In addition, the value of any reserve we discover on the Dotted Lake property will fluctuate depending on current metal prices. Low metal prices may make it uneconomical to commence production on our mineral property interests, if a reserve is established, of which there is no guarantee.

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

In conducting exploration on our mineral property interests, we will be subject to environmental regulations. In addition, our operations may be adversely affected by changes in environmental regulations. A significant change in such regulations may prevent us from proceeding with our business plan.

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

When our exploration program on our mineral property interests proceeds to the drilling stage, we may be required to post small bonds if the rights of a private land owner may be affected. We may also be required to file statements of work with the Ministry of Northern Development and Mines. We will also be required to undertake remediation work on any exploration that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.

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

ITEM 4                   Information on the Company

         4.1          History and Development

We were incorporated under the name “Gemstar Resources Ltd.” pursuant to the Company Act in the Province of British Columbia, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on March 31, 1988. In March 2006, we transitioned to the province’s Business Corporations Act. In October, 2007, we changed our name to Rouge Resources Ltd.; restructured our share capital by consolidating our issued and outstanding common shares on a one for ten (1:10) basis; and increased our authorized share capital from 10,000,000 common shares to an unlimited number without par value. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

We are a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

We are engaged in the acquisition, exploration and, if warranted, development of mineral resource properties. Our head office is located at #203 – 409 Granville Street, Vancouver British Columbia, Canada, V6C 1T2 and our telephone number is (604) 831-2739.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets.

Since the Company is in the exploration stage, it has no current revenues nor has it earned any since inception. There is no assurance that a commercially viable mineral deposit exists on our Mineral Property Interests. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time will be required before our mineral claim can be explored and, if warranted, developed into a commercial enterprise.

         4.2          Mineral Property Interests

In fiscal 2001, we entered into an agreement to acquire 100% interest in a single 15-unit mining claim totaling 375 hectares, called the Dotted Lake Property (“the Property”), located in the Thunder Bay Mining District of North Central Ontario, Canada. Since then, we have conducted certain acquisition and exploration activities described below; completed a 43-101 compliant geological report; expanded our claims on the Property; and kept our Mineral Property Interests in good standing with the Ontario Ministry of Northern Development and Mines for future exploration.

As at January 31, 2010, the Company had incurred the following expenditures on the Dotted Lake Property since inception:

	January 31,	January 31,
	2010	2009

Mineral properties
Staking	$15,261	$4,206

Deferred exploration costs
Geological survey	69,736	64,236
Geological consulting fees	20,794	16,903
	90,530	81,139

	$105,791	$85,345

(i)          Location and Access

The Property is situated in north central Ontario, approximately 50 kilometers northeast of Lake Superior and 260 kilometers east-northeast of Thunder Bay. Manitouwadge (45 kilometers north), Marathon (45 kilometers southwest) and White River (50 kilometers southeast) are the closest towns. The latter two communities are situated along Highway 17, part of the Trans-Canada Highway network, while the property itself lies approximately 20 kilometers north of Highway 17. Hemlo Gold Mines is 20km south of the Property and currently being mined by Barrick Gold Corp.

Currently, there is no road access directly onto the Property but drivable logging roads are within 1km. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer and snowmobile in winter. Alternatively, another bush road that connects with Highway 614, approximately 19.2 kilometers north of Highway 17, terminates 0.7 kilometers north of the north claim boundary.

The Property experiences a temperate climate with moderate to long cold winters and short warm to hot summers. Total annual precipitation is about 1,000 millimeters, including over three meters of snow. Break up or freeze up conditions may impinge upon exploration activities, but normally exploration and mining may be conducted year round. However, it is more economical to explore in spring and summer when access to and travel across the Property is much easier because snow removal for surface exploration is not required.

(ii)        Title and Claim Status

Our original claim on the Property was staked in 2001 and then re-staked in March 2003. In October, 2009, the Company expanded its 100% owned holdings in the Property from a single 15-unit claim to ten claims of 82 units. The claims are now in good standing with the Ontario Ministry of Northern Development for Mines and Forestry until March 14, 2011.

From the beginning, the claim was registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust as a convenience for us to help keep costs down since we were an extra-provincial claimholder in Ontario. However, on April 8, 2009 the trust arrangement was changed from Mr. Reukl to Mr. D.T. Krell, one of our directors, who now owns the claim in trust for us. We do not have any third party obligations against the claims.

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

In fiscal 2002, we completed our initial acquisition of the Property by paying $200,000 in cash to an unrelated private British Columbia company called LCM Equity Inc. (“LCM”). We also advanced $152,000 to LCM for planned exploration of the Property. All of these funds came from our officers and immediate family members in the form of unsecured related party loans.

Near the end of calendar 2002, as a result of extreme weather conditions, we were having difficulty undertaking our planned work program on the Property, including the required assessment work to keep the claims in good standing. Following discussion with our consulting geologist at the time, Mr Andre Pauwels P. Geo, we decided it would be less expensive to allow the claim to lapse and then re-stake it early the following year. As a result, the claim was permitted to lapse and, consequently, the acquisition cost was written off during the year ended January 31, 2003. Once the weather conditions improved, our consulting geologist re-staked the claim on our behalf in March 2003 at a cost of $4,206.

During the quarter ended April 30, 2005, we completed an airborne VLF-EM survey of the mineral claim at a cost of $40,000 paid in full from the $152,000 of exploration funds advanced to LCM per above. We were searching for changes in the magnetic field over certain areas of the Property, since Magnetic anomalies may result from accumulations of certain magnetic rocks such as phrhotite, hematite and magnetite. These rock types are often found alongside base metals such as copper, zinc and nickel, or precious metals such as gold and silver.

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

During the quarter ended July 31, 2005, we undertook a ground VLF (Very Low Frequency) and magnetic survey over 100 meter spaced cut lines (15 km) at the north western side of the Property costing $14,636. Also, during this quarter, the $112,000 balance of funds advanced to LCM in fiscal 2002 was returned to us after we discontinued using LCM’s exploration services.

Effective December 6, 2005, the 43-101 compliant evaluation report was completed by our consulting geologist, Mr. Andre Pauwels, P.Geo., for an additional cost of $7,097. The report recommended a two phase exploration program with a total budget of $223,400 as follows:

- Phase 1 spending of $51,500 on geological surveys (see below) to explore the exhalite horizon on the Property including a TDEM (Time Domain Electromagnetic) survey centered at the Fairservice showing to test for massive sulphides bodies at depth and to do research to delineate the possible western extension of the exhalite horizon on the property. The TDEM survey is one of several geophysical exploration methods. In the conventional TDEM survey, an induction coil is used as the magnetometer which allows conductivity of rock below the surface to be measured at greater depths.

Planning , organization, supervision (senior geologist 9 days at $600 each)	$5,400
Line cutting (15 kilometers at $500 each)	$7,500
TDEM contract (12 kilometers at $1,500 each)	$18,000
Mobilization of TDEM crew	$6,000
Supplemental VLF/HLEM ground surveys	$3,000
Research western area of the claims (senior geologist 6 days at $600 each)	$3,600
Processing 2005 airborne VLF data	$2,500
Drafting, travel costs and miscellaneous	$3,000
Contingency 5%	$2,500

Total	$51,500

- Phase 2 spending of $171,900 on extensive targeted diamond drilling (six holes) to determine the mineral content of rock below the surface of the Property. Drilling involves extracting a long cylinder of rock, known as a drill core, from the ground for analysis to determine the amount of metal content at different depths. This phase will only be considered after Phase I has proven successful.

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

During the years ended January 31, 2007 and 2008, we kept our claim in good standing but did not conduct any work on the Property. In fiscal 2007, this was mainly due to the significant time, effort and cost required to lift the cease trade orders initiated by the British Columbia and Alberta Securities Commissions in late fiscal 2004, which was accomplished by August 2006.

In May 2008, we hired Caitlin Jeffs, P.Geo. as consulting geologist and part owner of Fladgate Exploration Consulting to conduct a soil sampling program on the Property to try and find a drilling target. The program involved examining surface soil samples for base metal content which cost $14,906. Their report dated August 5, 2008 indicated the possibility of some gold and zinc mineralization in certain of the 47 samples collected.

(iv)       Current and Proposed Exploration

In October, 2009, the Company expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to ten claims of 82 units by means of additional staking at a cost of $11,055. At the same time, an additional $9,392 was expended on soil sampling in accordance with the Fladgate report of August 2008 which identified anomalous zinc with coincident gold anomalies. Further work has been recommended once again to expand on the anomalies.

At January 31, 2010, we had expended $105,791 exploring the Property of which $15,261 related to staking and $90,530 to soil sampling, geological surveys and consulting fees & expenses.

Subsequent to the January 31, 2010 year end, we entered into an option agreement (the "Option") with local prospectors to purchase an additional 2 claims of 22 units adjacent to the Dotted Lake Property known as the Lampson Lake Property. Mr. Darcy Krell as Company director is the optionee to the agreement in trust for the Company. It is close to the world class 21 million ounce Hemlo gold deposit, currently being mined by Barrick Gold Corp. We have an exclusive option to purchase a 100% interest in this new property by making option payments totaling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which has already been paid, $12,000 one year later, $16,000 two years later and $25,000 three years later. This new property is subject to a 3% net smelter royalty when and if mineral exploration and development eventually leads to mining revenue from the property.

Upon exercise of the Option, our holdings will then total 12 claims of 104 mining units on 1683 hectares which include some favourable rock formations that host the Fairservice zinc occurrence. Soil samples taken from this occurrence by previous operators have shown reasonable quantities of both zinc and gold. Moreover, our modest soil sampling program on the original Dotted Lake claim in the summer of 2008 and again in the Fall of 2009 noted anomalous zinc with coincident gold anomalies a relatively short distance south of the Fairservice zinc occurrence. Since further work has been recommended to expand on the anomalies, we have asked Fladgate Exploration Consulting to conduct a follow-up work program. This will include mapping, prospecting, soil sampling, trenching and analyzing trhe new property over the next few months at an estimated cost of $85,000.

Depending on the results, we remain committed to the phase 2 diamond drilling recommendations contained in our 43-101 compliant Evaluation Report dated December 6, 2005.

         4.3          Competition

The mineral property exploration business, in general, is intensely competitive and there is no assurance that even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Numerous factors beyond our control may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, etc. The exact effect of these factors cannot be accurately predicted, but in combination they may make it very difficult to realize an adequate return on investment.

We compete with many companies possessing greater financial resources and technical capabilities than we have regarding the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified staff.

         4.4          Management and Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants on a contract basis in order to keep overhead expenses to a minimum.

We are party to an amended agreement dated May 1, 2008 with Mr. Darcy Krell, our Secretary and Chief Financial Officer, who is engaged to perform certain management and administrative services on our behalf for a fee of $7,500 per month, including $5,000 for management fees and $2,500 for office rent. Mr. Krell is the husband of our President, Ms. Linda Smith, and the father of our director, Ms. Shannon Krell.

We retain Mr. Krell to arrange and negotiate mineral property acquisitions and exploration contracts (subject to director approval); arrange for and secure financings for the company; arrange for the payment of all company obligations and the collection of all receivables, if any; establish and maintain suitable banking relationships; ensure the maintenance of proper accounting records and compliance with all statutory reporting requirements; and administer corporate inquiries and correspondence as required.

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

We did not require any government authorization to proceed with Phase 1 of the exploration program recommended in our 43-101 technical evaluation report since it has caused little, if any, physical disturbance of the land to date. However, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the Phase 2 drilling program and any subsequent exploration work that results in a physical disturbance to the land should we decide to proceed. If more than 10,000 square meters of property surface are affected, or such areas that would total that amount when combined, a work permit is required. There is no charge to obtain a work permit under the Mining Act.

When our exploration program proceeds to the drilling stage, we may be required to post small performance bonds if the rights of a private land owner may be affected. We may also be required to file statements of work with the Ministry of Northern Development and Mines and to undertake remediation work on any exploration that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.

ITEM 5.                   Operating and Financial Review and Prospects
                                  (stated in Canadian $ under Canadian GAAP)

         5.1          Results of Operations

We are an exploration stage company currently owning 10 claims of 82 mining units on the Dotted Lake property located in north-central Ontario, Canada and no revenue has been realized to date.

The following table shows selected information for the three most recently completed fiscal years taken from our audited financial statements:

	Year Ended January 31, 2010	Year Ended January 31, 2009	Year Ended January 31, 2008
FINANCIAL POSITION
Total Assets	$ 169,424	$ 101,485	$ 90,043
Total Liabilities (all current)	$ 1,140,457	$ 1,053,596	$ 1,346,819
Accumulated Deficit	$ (2,737,861)	$ (2,618,939)	$
OPERATIONS
Total Revenues	Nil	Nil	Nil
Total Expenses / Net Loss	$ (118,922)	$ (195,335)	$ (156,658)
Net Loss per Share	$ (0.01)	$ (0.05)	$ (0.28)

The following results of operations should be read in conjunction with the audited financial statements for the years ended January 31, 2010 and 2009:

		Year Ended		Year Ended
		January 31, 2010		January 31, 2009
Revenue	$	Nil	$	Nil

Expenses
Amortization and accretion		$14,562		$12,664
Management fees		60,000		52,750
Office administration and travel		44,395		48,234
Professional fees		40,338		70,055
Transfer agent and filing fees		11,308		11,632

Sub-total		(170,603)		(195,335)
Write-off accounts payable		51,681		-

Net and Comprehensive Loss for the Year		$(118,922)		$(195,335)

Revenue
The Company is in the exploration stage and has not generated any revenues since inception.

Net and Comprehensive Loss
The Company reported a net loss of $118,922 during the 2010 fiscal year compared to $195,335 during the 2009 fiscal year. This $76,413 decrease in net loss resulted from lower operating expenses of $24,732 and an accounts payable write-off of $51,681 as follows:

-	decrease of $3,839 in office administration and travel expenses primarily due to reduction in management travel.
-

decrease of $29,717 in professional fees (legal, audit and accounting) due to relatively low activity levels in 2010 and higher costs in 2009 from delayed billings of prior year which distorted the comparison somewhat.

-	decrease of $324 in transfer agent and filing fees

-	accounts payable write-off from 2001 totaling $51,681

partially offset by higher operating expenses as follows:

-	increase of $1,898 in accretion of convertible promissory note due to re-calculation of the equity component following extension of the maturity date to January 31, 2011.
-	increase of $7,250 in management fees following implementation of a new agreement

         5.2          Liquidity and Capital Resources

	As At	As At
(i) Working Capital (Deficiency)	January 31, 2010	January 31, 2009

Current assets	$55,439	$7,392
Current liabilities	(1,140,457)	(1,053,596)

Working capital (deficiency)	$(1,085,018)	$(1,046,204)

During the year ended January 31, 2010, the working capital deficiency increased by $38,814 mainly due to decreased amounts owing to related parties partially offset by larger bank balances.

(ii) Cash Flow	Year Ended	Year Ended
	January 31, 2010	January 31, 2009
Net cash used in Operating Activities	$(157,773)	$(162,573)
Net cash used in Investing Activities	(20,446)	(14,906)
Net cash provided by Financing Activities	226,946	176,336
Incr. (Decr.) in Cash during the Year	$48,767	$(1,143)

Cash, Beginning of Year	4,856	5,999
Cash, End of Year	$53,623	$4,856

At January 31, 2010, the Company’s cash position was $53,623 compared to $4,856 at January 31, 2009. The $48,767 increase in cash in 2010 and $1,143 decrease in cash in 2009 resulted from the following activities:

(i)	Net cash used in operating activities of $157,773 in 2010 and $162,573 in 2009 was primarily due to operating losses in both years along with a non-cash write-off of an old accounts payable in 2010.

(ii)	Net cash used in investing activities of $20,446 in 2010 and $14,906 in 2009 resulted from on- going expenditures on claim staking and soil sampling.

(iii)

Net cash provided by financing activities of $226,946 in 2010 and $176,336 in 2009. The 2009 funding came from related parties and share subscriptions from an early start to a new private placement. The 2009 funding came from shares issued for cash net of loan re- payments to related parties.

(iii) Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	40,000
General, administration and other expenses	55,000
$155,000
Mineral exploration	85,000

Total	$240,000

Further exploration on our mineral property interests will be managed over the next few months by our present consulting geologist, Fladgate Exploration Consulting, at an estimated cost of $85,000 to expand on the anomalous zinc and coincident gold anomalies noted from previous soil samples tested. We also anticipate spending approximately $155,000 for on-going management, professional fees and administration of our corporate affairs during the ensuing twelve month period.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and borrowings from related parties. Accordingly on May 13, 2010, the Company announced the closing of a private placement of 30,000,000 units at a price of $0.05 per unit for proceeds of $1,500,000. As at January 31, 2010, $100,000 of this amount was recorded as subscriptions received. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years.

There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due and may be forced to scale down or perhaps even cease business operations.

At January 31, 2010, we had total assets of $169,424 in accordance with Canadian GAAP as follows: cash $53,623, GST receivable $1,816, credit card deposit $6,900, mineral property interests $105,791 and computer equipment $1,294. At the same date, we had total liabilities of $1,140,457 consisting of $70,556 in accounts payable and accrued liabilities and $1,069,901 in amounts due to related parties.

At January 31, 2010, we had accumulated $1,042,000 of non-capital losses available for carry forward as deduction against future taxable incomes (if any) which expire from 2015 to 2030.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from our intended exploration programs on our Mineral Property Interests are unsuccessful.

ITEM 6.                   Directors, Senior Officers and Employees

         6.1          Directors and Senior Officers

As at January 31, 2010, our directors and senior officers, their ages, positions held and duration of such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Linda Smith (1)	President, Chief Executive Officer and Director	61	October 27, 2000
Darcy Krell (1)	Secretary, Chief Financial Officer and Director	62	October 10, 2008
Shannon Krell	Director	33	October 27, 2000
Ryan Krell	Director	36	November 13, 2008
Ivan Martinez	Director	29	November 13, 2008

(1) Member of the Audit Committee

There are no arrangements or undertakings between any of our directors or executive officers, pursuant to being selected as a director or senior officer. However, there are family relationships among our directors and officers in that Ms. Linda Smith and Mr. Darcy Krell are husband and wife and Ms. Shannon Krell and Mr. Ryan Krell are their daughter and son.

The following describes the business experience of our directors and senior officers, including other directorships held in reporting companies:

Linda Smith

Ms. Linda Smith has acted as our president and one of our directors since October 27, 2000 to present. She spends approximately 15% of her time assisting Mr. Darcy Krell in providing management services to us and receives no compensation for her services.

Ms. Smith acted as Blue Lightning Ventures Inc.’s president and director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from June 1999 to April 2003; for Candorado Operating Company Ltd. from June 2000 to November 2001; and for Algorithm Media Inc. from December 2005 to December 2009. All of these companies are British Columbia and Alberta reporting corporations and involved in mineral property exploration.

Ms. Smith was also employed as a part-time dental assistant from May 1995 to October 2002.

Darcy Krell

Mr. Krell has acted as our Secretary, Chief Financial Officer and one of our directors since October 10, 2008 to present and has been a private investor in various public and private companies since 1996. He is long on business experience but has no professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on our affairs.

Mr Krell also acted as a director of Big Bar Gold Corporation from March 2000 to April 2004 and Blue Lightning Ventures Inc. from March 2002 to July 2004. In addition, Mr. Krell acted as a director of Algorithm Media Inc. from December 2005 to January 2010. All of these companies are Alberta and British Columbia reporting companies and involved in mineral property exploration.

Shannon Krell

Ms. Shannon Krell has acted as one of our directors since October 27, 2000 to present and spends approximately 5% of her time on our affairs. She graduated with a Bachelor’s Degree in social sciences in May 2008 from the University of Victoria on Vancouver Island, BC.

She is currently working as a professional counselor for both Vancouver Coastal Health and Aids Vancouver since January 2002 and October 2004 respectively. Ms. Krell has no professional training nor experience in the field of mineral property exploration and development.

Ryan Krell

Mr. Ryan Krell has acted as one of our directors since November 13, 2008 to present and spends approximately 5% of his time on our affairs. He graduated with a Business Administration diploma in January 2004 from Douglas Community College in Vancouver, BC.

He acted as director of Blue Lightning Ventures Inc from August 1999 to November 2004. He is currently working as an Office Coordinator for Vancouver Coastal Health since February 2004 and before that, part time as IWA Canada union representative. Mr. Krell has no professional training nor experience in the field of mineral property exploration and development.

Ivan Martinez

Mr. Martinez has acted as one of our directors since November 13, 2008 to present and spends approximately 5% of his time on our affairs. He graduated with an Engineering Degree March 2005 from the Instituto Tecnologico in Queretaro, Mexico.

He is currently working as Office Manager for Vancouver Coastal Health since March 2009 and prior to that, as an engineer for Data Link Technologies in Vancouver from February 2004 to November 2008 and for Dana Mexico in Toluca Mexico from May 1999 to January 2004. Mr. Martinez has no professional training nor experience in the field of mineral property exploration and development.

         6.2          Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors for the fiscal years ended January 31, 2010 and 2009:

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compen- sation	Awards		LTIP payouts	All Other Compen- sation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Linda Smith as President, Chief Executive Officer and Director	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Darcy Krell, as Secretary, Chief Financial Officer and Director	2010 2009	$60,000 $52,750	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Shannon Krell as Director	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

We did not pay any compensation for director services per se in the fiscal years ended January 31, 2010 and 2009. However, certain management and administrative services are performed by Mr. Darcy Krell, our Secretary and Chief Financial Officer, for a fee of $5,000 per month for management services which are included in the above table. The management fees were increased from $2,500 to $5,000 per month effective May 1, 2008 due to more time and effort required to run the business.

         6.3          Board Practices

Linda Smith was appointed as our president and one of our directors on October 27, 2000 and Darcy Krell and Shannon Krell were also appointed as directors on the same date. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for reelection. We are required to hold an annual general meeting once every calendar year and not longer than thirteen months from the last annual general meeting. The last annual general meeting was held in Vancouver, BC on December 14, 2009.

Our audit committee is comprised of Linda Smith and Darcy Krell and we have not appointed a compensation committee.

         6.4          Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants.

         6.5          Share Ownership of Directors and Senior Officers

Our directors and officers own beneficially the following common shares as of the date of this annual report:

		Percentage of Issued and
	Number of Shares Owned	Outstanding Shares

Linda Smith *	500,000	1.2%
Darcy Krell *	550,000	1.4%
Shannon Krell **	500,000	1.2%
Ryan Krell **	1,550,000	3.8%
Ivan Martinez	2,000,000	4.9%
	5,100,000	12.5%

* Darcy Krell and Linda Smith are husband and wife.
** Shannon Krell and Ryan Krell are daughter and son of Linda Smith and Darcy Krell.

The above percentages are based on the 40,565,171 common shares issued and outstanding in our capital stock as of the date of this annual report ..

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

As of the date of this annual report, 40,565,171 common shares are issued and outstanding and we are authorized to issue an unlimited number of common shares without par value.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares.

	Number of Shares	Percentage of Issued and
Name of Shareholder	Owned	Outstanding Shares

Ted Hayes	2,900,000	7.2%
Steve Chen	2,700,000	6.7%
	5,600,000	13.9%

Each of our issued shares entitles the holder to one vote at our annual general shareholder meetings. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements which at a subsequent date may result in a change in our control.

         7.2          Related Party Transactions

As at January 31, 2010, there were no balances or transactions with any director, executive officer or beneficial holder of more than 5% of our outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, which materially affected or will materially affect us, except as follows:

a)

As at January 31, 2010, loans payable aggregating $1,069,901 (2009 - $928,948) are owing to officers of the Company and an immediate family member of an officer of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Included in the amounts due to related parties is a convertible promissory note from an immediate family member of an officer of the Company in the amount of $41,827 (2009 - $77,820). The amount is non-interest bearing and is unsecured and the maturity date is January 1, 2011. The note was convertible into 213,510 common shares of the Company prior to maturity at the holder’s option. During the year ended January 31, 2010, $50,000 was repaid.

Subsequent to January 31, 2010, all related party loans and advances were repaid from a $1,500,000 private placement.

b)	A director of the Company charged the following amounts to the Company during the years ended January 31:

	January 31,	January 31,	January 31,
	2010	2009	2008

Management fees	$60,000	$52,750	$30,000
Office rent	30,000	18,000	18,000

All related party transactions are conducted in the normal course of business and are recorded at their exchange amount, which is the consideration agreed to between the parties.

         7.3          Interests of Experts and Counsel

Our experts and legal counsel have no interest in our shareholdings.

ITEM 8.                   Financial Information

The audited financial statements for the year ended January 31, 2010 are attached hereto as an exhibit and incorporated herein by reference.

         8.1          Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

         8.2          Significant Changes

The following significant events took place subsequent to the January31, 2010 year end:

a) On May 13, 2010, the Company announced the closing of a private placement of 30,000,000 units at a price of $0.05 per unit for proceeds of $1,500,000. As at January 31, 2010, $100,000 of this amount was recorded as subscriptions received. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years.

b) Effective April 20, 2010, the Company entered into an option agreement to purchase two claims of the Lampson Lake Property, adjacent to the Dotted Lake Property. The Company has an option to purchase a 100% interest by making option payments totalling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement (paid), $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty.

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

The following table sets forth the high and low prices of our common shares in US funds on a quarterly basis since trading began on the OTC:BB:

3 months ended	High	Low
February 14 to April 30, 2007	No trading
July 31, 2007	No trading
October 30, 2007	$0.50	$0.20
January 31, 2008	$0.70	$0.10
April 30, 2008	$1.00	$0.12
July 31, 2008	$0.13	$0.10
October 31, 2008	$0.10	$0.05
January 31, 2009	$0.07	$0.06
April 30, 2009	$0.06	$0.01
July 31, 2009	No trading
October 31, 2009	No trading
January 31, 2010	No trading
April 30, 2010	No trading
May 1 to May 31, 2010	$0.10	$0.06

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange:

Period	High	Low
February 1, 1999 to January 31, 2000	$1.50	$0.30
February 1, 2000 to January 31, 2001	$2.50	$0.60
February 1, 2001 to July 12, 2001	$1.00	$0.60

ITEM 10.          Additional Information

         10.1          Share Capital

(i) Common Shares

Authorized

Unlimited common shares without par value

Issued and Outstanding

	January 31, 2010		January 31, 2009
	Number of	Amount	Number of	Amount
	shares		shares

Balance, beginning	10,565,171	$1,613,471	565,171	$1,113,471
Private placement @ $0.05 per share	-	-	10,000,000	500,000

Balance, ending	10,565,171	$1,613,471	10,565,171	$1,613,471

During the year ended January 31, 2008, the Company affected a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital resulting in all share and per share information in the financial statements continued herein being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented. Accordingly, the issued and outstanding share capital was reduced from 5,651,714 to 565,171 common shares. After the share consolidation, the Company increased its authorized share capital from 10,000,000 common shares to an unlimited number without par value.

During the year ended January 31, 2009, the Company completed a non-brokered private placement of 10 million units at $0.05 for total proceeds of $500,000. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for two years. No value was attributed to the warrants

During the year ended January 31, 2010, no shares were issued by the Company.

Subsequent to the year ended January 31, 2010, the Company announced the closing of a private placement of 30,000,000 units at a price of $0.05 per unit for proceeds of $1,500,000. As at January 31, 2010, $100,000 of this amount was recorded as subscriptions received. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years.

We do not hold any of our own shares and have no potential obligations to increase our issued and outstanding share capital beyond the above.

(ii) Share Purchase Warrants

Balance		Balance
January 31,		January 31,	Exercise
2009	Issued	2010	Price	Expiry

10,000,000	-	10,000,000	$ 0.10	June 30, 2010

As at January 31, 2010, the weighted average remaining life of the share purchase warrants is 5 months and the weighted average exercise price is $0.10.

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

(c)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant regulatory authorities;
(d)	the exercise price shall be determined by a plan committee at the time of grant; and
(e)	the option period shall not exceed five years from the date of grant.

No stock options have been granted and accordingly no stock options are outstanding at January 31, 2010 and 2009.

(iv) Contributed Surplus

$
Balance, January 31, 2007	11,576
Equity component of convertible debt	41,781

Balance, January 31, 2010, 2009 and 2008	53,357

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

         10.3          Material Contracts

We have only two material contracts currently outstanding as follows: (i) the amended management agreement with Mr. Darcy Krell whereby management fees increased from $2,500 to $5,000 per month effective May 1, 2008 due to more time and effort required to run the business; and (ii) the option agreement dated April 20, 2010 to purchase two claims of the Lampson Lake Property, adjacent to the Dotted Lake Property. We have an option to purchase a 100% interest by making option payments totalling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement (paid), $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty.

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

         10.7          Statements by Experts

We have placed reliance upon:

(i) our lawyer, Doug Eacrett, Barrister & Solicitor, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2, as expert in Canadian securities law.

(ii) our consulting geologists, Ms Caitlin Jeffs, 48 Peter Street, Thunder Bay ON, Canada P7A 4H3, part owner of Fladgate Exploration Consulting Corp., and Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9, as experts in exploration geology of precious and base metal mineral programs.

(iii) our auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1, as expert in Canadian and US accounting and auditing matters and Canadian income tax matters; and

         10.8          Documents on Display

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

We are engaged primarily in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations in commodity-based market prices associated with resource property interests. We are of the opinion that we address environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

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

PART II

ITEM 13.          Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.          Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report, being January 31, 2010, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our company’s Chief Executive Officer and our Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no changes in our company’s internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed, under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada. A reconciliation of all material differences between Canadian and US GAAP has been disclosed in Note 11 to our audited financial statements.

Management conducted an assessment of the effectiveness of our Company’s internal control over financial reporting as of May 29, 2010, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of May 29, 2010 was effective.

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

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any revenues to date.

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

ITEM 16C.       Principal Accountant Fees and Services

During the years ended January 31, 2010 and 2009, we incurred $14,000 per year in fees to its principal independent accountant for professional services rendered in connection with the audits of our year end financial statements, our annual report filed on Form 20-F, and our corporate income tax returns.

During fiscal years ended January 31, 2010 and 2009, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

(i)          information technology services including, but not limited to, operating or supervising or managing our information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

(ii)         other non-assurance services including, but not limited to, actuarial services or valuation services.

ITEM 16D.       Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 16F.       Change in Registrant’s Certifying Accountant

Not Applicable

ITEM 16G.       Corporate Governance

Not applicable.

PART III

ITEM 17.          Financial Statements

Our financial statements for the year ended January 31, 2010 and 2009 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants, and for the year ended January 31, 2008 were audited by Morgan & Company, Chartered Accountants, all without reservation, as follows:

Audit report dated May 18, 2010
Balance sheets as at January 31, 2010 and 2009
Statements for the years ended January 31, 2010, 2009 and 2008
Operations, Comprehensive Loss and Deficit
Cash Flows
Notes to financial statements for the years ended January 31, 2010 and 2009

All our financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in Note 11 of the audited financial statements. All figures are expressed in Canadian dollars.

ITEM 18.          Exhibits

The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (May 18, 2010)
Exhibit 2:	Certificate of Incorporation*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 6, 2008)**

Exhibit 4:	Management agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*
Exhibit 4B:	Amended management agreement dated May 1, 2008 between Rouge Resources Ltd. and Darcy Krell doing business as DK Financial Consultants. **
Exhibit 5:	Consent of Geologist*
Exhibit 6:	Mineral Property Option Agreement dated April 20, 2010 between 3 optioners (Brian Fowler, Patrick Dick and Harold Griggs) and Darcy Krell (in trust for the Company)
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed with Form 20-F on September 16, 2003
** Previously filed with Form 20-F on June 10, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: June 18, 2010
	By:	/s/ Linda Smith
Linda Smith,
President and Chief Executive Officer