Form 20-F/A
period 2010-01-31
Rouge Resources Ltd.
filed 2011-02-15
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
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

#203-409 Granville Street, Vancouver
British Columbia, V6C 1T2, Canada
(Address of principal executive offices)

Darcy Krell	Copies to:
(Tel) 604-831-2739	Thomas E. Puzzo, Esq.
(Fax) 604-831-2735	Law Offices of Thomas E. Puzzo, PLLC
(Name, Telephone, Email and/or Facsimile	4216 NE 70th Street
number and Address of Company Contact Person)	Seattle, Washington 98115
Telephone No.: (206) 522-2256
Facsimile No.: (206) 260-0111

Securities registered or to be registered pursuant to section 12(b) of the Act:

None	None
(Title of each class)	(Name of each exchange
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

PART I

ITEM 1.                    Identity of Directors, Senior Management and Advisors

         1.1 Directors and Senior Management:

Linda Smith #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director
Darcy Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Secretary, Chief Financial Officer and Director
Shannon Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director
Ryan Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director
Ivan Martinez #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director

         1.2 Advisors:

Doug Eacrett, Barrister & Solicitor, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2	Company Lawyer
Thomas E. Puzzo, Esq. Law Offices of Thomas E. Puzzo, PLLC 4216 NE 70th Street, Seattle, Washington 98115, USA	Special US Securities Counsel
Ms. Caitlin Jeffs, P.Geo, 48 Peter Street, Thunder Bay ON, Canada P7A 4H3, (part owner of Fladgate Exploration Consulting Corp.)	Consulting Geologist
Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9	Consulting Geologist

         1.3 Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	Replaced Morgan & Company for the year ended January 31, 2009 forward.

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

         4.2          Mineral Property Interests

In fiscal 2001, we entered into an agreement to acquire 100% interest in a single 15-unit mining claim , claim number 3011450, totaling 375 hectares, called the Dotted Lake Property (“the Property”), located in the Thunder Bay Mining District of North Central Ontario, Canada. Since then, we have conducted certain acquisition and exploration activities described below; completed a 43-101 compliant geological report; expanded our claims on the Property; and kept our Mineral Property Interests in good standing with the Ontario Ministry of Northern Development and Mines for future exploration.

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

Currently, there is no road access directly onto the Property but drivable logging roads are within 1km. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer and snowmobile in winter. Alternatively, another bush road that connects with Highway 614, approximately 19.2 kilometers north of Highway 17, terminates 0.7 kilometers north of the north claim boundary gas detailed in figure 2, below.

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

Hudson Bay
Fort Severn
Peawanuck
MANITOBA
Severn R
River
James Bay
Baie James
Big Trout Lake
Sandy Lake
Winisk
Attawapiskat
Lansdowne House
Moosonee
Pikangikum
Albany
River
Moose R
ONTARIO
Red Lake
QUEBEC / QUÉBEC
N
Sioux Lookout
Armstrong
Kapuskasing
L Nipigon
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Marathon
Kirkland Lake
Fort Frances
Thunder Bay
Wawa
Chapleau
New Liskeard
USA / É-U d'A
L Superior
Ottawa R
Greater/ Grand Sudbury
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Pembroke
Cornwall
Espanola
Ottawa
Little Current
Huntsville
Brockville
Bancroft
St Lawrence R
Fl Saint-Laurent
LEGEND
National capital
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
L Michigan
Parry Sound
Kingston
Owen Sound
Orillia
Belleville
L Huron
Port Elgin
Barrie
Peterborough
Oshawa
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Hamilton
Welland
London
USA
UNITED STATES OF AMERICA
Sarnia
St Thomas
Chatham-Kent
Windsor
L Erie
Scale
100 0 100 200 300
km
Manitouwadge
Dotted Lake Property
Marathon
Lake Superior
0 25 50
kilometres
CANADA

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Figure 1 - Dotted Lake Claims Location in the Province of Ontario

586,000 mE
588,000 mE
590,000 mE
592,000 mE
594,000 mE
5,418,000 mN
5,416,000 mN
5,414,000 mN
N
3011450
4252412
4252413
4252414
4252415
4252416
4252417
4252418
4252419
4252420
0
1
2
kilometres
Wetland
Property Boundary
Claim Boundary
Logging Road
Trail
50 Foot Contours
Water Course
Manitouwadge
Highway 614
Dotted Lake Property
Marathon
Highway 17
Lake Superior
Rouge Resources Ltd.
Dotted Lake Property
Date: Jan. 25, 2011
Author: S. McCormick
Office: Fladgate Exploration
Scale: 1:20000
Property & Claim Boundaries

Figure 2 - Dotted Lake Claims

(ii)        Title and Claim Status

Our original claim on the Property was staked in 2001 and then re-staked in March 2003. In October, 2009, the Company expanded its 100% owned holdings in the Property from a single 15-unit claim to ten claims of 82 units totaling 1312 hectares, by means of staking. The claims are now in good standing with the Ontario Ministry of Northern Development for Mines and Forestry until March 14, 2011. In order to maintain the claims in good standing, $400 of work is required per year per 16 hectare claim unit.  The Dotted Lake Property claims require $32,800 work in order to keep the claims in good standing each year.

From the beginning, claim 3011450 was registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust as a convenience for us to help keep costs down since we were an extra-provincial claimholder in Ontario. However, on April 8, 2009 the trust arrangement was changed from Mr. Reukl to Mr. D.T. Krell, one of our directors, who now owns the claim in trust for us. We do not have any third party obligations against the claims. All other claims in table below were staked and registered in the name of Mr. D.T. Krell who holds them in trust for us.

Subsequent to the January 31, 2010 year end, on April 20, 2010, the Company entered into an option to purchase agreement with local prospectors regarding an additional 2 claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property.  The Company has an exclusive option to purchase a 100% interest in claims 4245668 and 4246254 by making option payments totalling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which was paid on April 20, 2010; $12,000 on April 20, 2011; $16,000 on the April 20, 2012; and $25,000 on the April 20, 2013.  The claims are subject to a 3% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property.

A pool of skilled labour for mining and exploration is present in the communities of Manitouwadge, Marathon and White River.  All three communities have housing and facilities for educational, commercial and leisure activities.  The Town of Thunder Bay, 400 km to the west, is the nearest large regional population centre with many services and amenities for industrial, educational and leisure activities.  The airport at Thunder Bay has daily schedules flights to Toronto, Calgary and Winnipeg.  The nearest railroad is the CP Railroad 20km to the south along the TransCanada Highway.  A high voltage power transmission line passes 18km south of the property.

There is no assurance that a commercially viable mineral deposit exists on the Property and further exploration will be required before final evaluation of its economic feasibility.

Mining Claim No.	Township/Area	Units	Date Recorded	Date Credits to be applied	$ Required/Year
3011450	Black River	15	14-Mar-03	14-Mar-11	$6,000
4252412	Black River	12	17-Nov-09	17-Nov-11	$4,800
4252413	Black River	12	17-Nov-09	17-Nov-11	$4,800
4252414	Black River	2	17-Nov-09	17-Nov-11	$800
4252415	Black River	2	17-Nov-09	17-Nov-11	$800
4252416	Black River	1	17-Nov-09	17-Nov-11	$400
4252417	Olga Lake	2	17-Nov-09	17-Nov-11	$800
4252418	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800
4252419	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800
4252420	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800

Property Geology

The present claims cover an 8.4 km long portion of the Dotted Lake arm of the Schrieber-Hemlo greenstone belt. The predominant rock type in the Dotted Lake arm is foliated, fine grained, dark green, amphibole rich metavolcanic rock.  Medium and coarse grained amphibolites are less common and occasional remnant pillow textures have been observed indicating a submarine depositional environment. Small sills and dykes of granitoid rocks are common in the volcanic rocks.  A few thin (1 cm to 30 cm) layers of intermediate to felsic volcanic tuffs were observed in the area just north of Dotted Lake in the general vicinity of the Fairservice showing (Pauwels, 2005).  A small patch of intermediate volcanics is indicated on Milne’s map (Milne 1968) in the same area and short sections of felsic volcanic rocks were intersected in the Noranda drill holes (Degagne 1991).  Magnetite, pyrrhotite-rich and garnetiferous amphibolitic iron formation is reported from drill holes 2 and 3 drilled by Noranda and contains massive sphalerite at the Fairservice showing.  These horizons, although volumetrically a small proportion of the rocks in the area, appear to be continuous along strike within the metavolcanic rocks according to geophysical surveys.  Foliation of the metavolcanic rock is persistently east-northeasterly trending within an isoclinal syncline within the metavolcanics of the Dotted Lake Arm.  This syncline appears to plunge to the west-southwest.  The metamorphism within the belt is amphibolite grade.

The eastern portion of the claims contain a mafic and ultramafic intrusive complex of gabbro, peridotite and serpentinized peridotite intruded along the southern flank of the mafic volcanics.  Ground magnetic surveys in the area indicate that this complex extends 800m further to the west than indicated on OGS Map 3086  (Siragusa 1986).  This area is covered by overburden. Granitoid rocks of the Dotted Lake Batholith cover the southern portion of the property.  The granatoids are pink to light pink in colour, foliated and medium grained, and appear to intrude both the metavolcanics and mafic/ultramafic rocks.

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

v)      Sample Collection, Preparation, and Analytical Procedures

For the two soil sampling programs run in 2008 and 2009 all samples were sealed in a brown Kraft bag tied with orange flagging tape with the sample number clearly written in black marker on the outside of the bag.  The sample number, description and UTM location was written in a field notebook.  All samples were transported from the field location to Fladgate’s offices in Thunder Bay and hung in a secure building to dry.  Once the soil samples were dry, they were transported to the ALS Chemex prep laboratory in Thunder Bay by Fladgate personnel.

Before the samples were taken to ALS Chemex for analysis, QA/QC samples were inserted into the sample series approximately every 25 samples.  For the soil samples no QA/QC samples were submitted during the 2008 program and only blank samples were submitted for the 2009 program.  For blank material, pure silica sand was obtained from Accurassay Laboratories in Thunder Bay.  During the 2009 soil sampling program, insufficient amounts of silica sand were submitted and the lab was unable to run both the multi element ICP package and the precious metals analysis.  As a result, only the multi-element analysis was completed and therefore no gold results are available.  All soil samples were analyzed using a 33 element four acid digestion ICP method and Pt, Pd, Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-61 and PGM-ICP23).

The QA/QC procedures implemented during these early stage exploration programs would not be sufficient for a drill program that could potentially be used in a resource estimate in the future.  If further exploration work is done on the property a more comprehensive QA/QC procedure will be necessary.

All samples collected during exploration programs run in the last two years have been sent to ALS Chemex for analysis.  ALS Chemex has an ISO 9001:2000 certification at all of its laboratories in Canada.  ISO, the International Organization for Standardization, is an internationally accepted organization for certifying quality management systems where an organization has demonstrated and documented their processes to consistently provide products that meet applicable regulatory and customer requirements

         4.3          Competition

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

Write-off accounts payable

Ellis Foster Chartered Accountants, our former auditor, commenced a British Columbia Supreme Court action against us, Dalian Maple Leaf International School, Sherman Investment Ltd. and Shu Liang Sherman Jen and Lan Ying Li on October 19, 2001 in the amount of $51,681.

The claim alleged that Ellis Foster provided accounting and audit services to the defendants in connection with the preparation of financial statements relating to our proposed acquisition of Dalian Maple Leaf International School.

We filed a Statement of Defense in the action denying that we retained Ellis Foster to provide accounting and audit services in connection with the preparation of financial statements for Dalian Maple Leaf International School.  We further stated that the other defendants are responsible for any fees incurred.

Since Ellis Foster had not taken any steps to proceed with its legal claim against us since November 23, 2001 and due to the seven year statute of limitations in BC, we wrote off the entire debt during the year ended January 31, 2010.

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

          5.3           Off-balance sheet arrangements

The following material contracts arising from our operations which are currently outstanding are as follows:

i) the Amended Management Agreement with Mr. Darcy Krell dated May 1, 2008.

For the year ended January 31, 2010, Mr. Krell received a management fee of $60,000 under this agreement. We paid certain management and administrative services fees to Mr. Krell prior to him becoming one of our directors in October 2008 in his capacity as our Secretary and Chief Financial Officer. The management fees were $2,500 per month until May 1, 2008, when they were increased to $5,000 per month pursuant to this amended agreement due to more time and effort required to run the business.

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

ii) the Option Agreement dated April 20, 2010 with certain Ontario prospectors to purchase two claims of the Lampson Lake Property, adjacent to the Dotted Lake Property.

The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which was paid on April 20, 2010; $12,000 on April 20, 2011; $16,000 on April 20, 2012; and $25,000 on April 20, 2013. The claims are subject to a 3% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property.

iii) Trust Agreement with Darcy Krell dated April 8, 2009

This agreement confirms that our mineral properties are held in the name of Mr. Krell as trustee for the Company. From the beginning, the claim was registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust as a convenience for us to help keep costs down since we were an extra-provincial claimholder in Ontario. However, on April 8, 2009 the trust arrangement was changed from Mr. Reukl to Mr. Darcy Krell, one of our directors, who now holds the claim in trust for us. There are no third party obligations against the claim.

Material differences between Canadian and United States GAAP

Our financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are described and quantified below.

Mineral Property Interests

Acquisition and exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of the financial statements. For US GAAP, acquisition costs are capitalized in accordance with EITF 04-2 and reviewed for impairment on a reporting period basis. For US GAAP, exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.

Equity component of convertible note

Under Canadian GAAP, companies allocate the proceeds of issuance between the convertible debt component and the embedded conversion feature based on their fair values. Under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

a)	Effect on Balance Sheets

	2010	2009

Mineral property interests
Per Canadian GAAP	$105,791	$85,345
Deferred exploration costs written off	(101,585)	(81,139)
Per US GAAP	$4,206	$4,206

Liabilities
Per Canadian GAAP	$1,140,457	1,053,596
Equity portion of convertible note reversed	53,357	53,367
Accretion of convertible note reversed	(38,430)	(24,423)
Per US GAAP	1,155,384	1,082,530

Shareholders’ deficiency
Per Canadian GAAP	$(971,033)	$(952,111)
Deferred exploration costs written off	(101,585)	(81,139)
Equity portion of convertible note reversed	(53,357)	(53,357)
Accretion of convertible note reversed	38,430	24,423
Per US GAAP	$(1,087,545)	$(1,062,184)

b)	Effect on Statements of Operations and Deficit

	2010	2009	2008

Net and comprehensive loss for the year
Per Canadian GAAP	$(118,922)	$(195,335)	$(156,658)
Deferred exploration costs written off	(20,446)	(14,906)	-
Accretion of convertible note reversed	14,007	11,871	2,331
Per US GAAP	$(125,361)	$(198,370)	$(154,327)

Net and comprehensive loss per common share, basic and diluted
Per Canadian GAAP	$(0.01)	$(0.05)	$(0.28)
Per US GAAP	$(0.01)	$(0.05)	$(0.28)

c)	Effect on Statements of Cash Flows

	2010	2009	2008

Cash flows used in operating activities
Per Canadian GAAP	$(157,733)	$(162,523)	$(180,512)
Deferred exploration costs written off	(20,446)	(14,906)	-
Accretion of convertible note reversed	14,007	11,871	2,331
Per US GAAP	$(164,172)	$(165,608)	$(178,181)

Cash flows used in investing activities
Per Canadian GAAP	$(20,446)	$(14,906)	$(2,662)
Deferred exploration costs written off	20,446	14,906	-
Per US GAAP	$-	$-	$(2,662)

d) Recently Adopted Accounting Guidance

On February 1, 2009, the Company adopted authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. The Company has completed no business combinations so the adoption of the new guidance did not affect our financial statements.

On February 1, 2009, the company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. The adoption of the new guidance did not affect the Company’s financial statements.

During the year ended January 31, 2010, the FASB issued new codification standards which represent the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards that existed before the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for the Company’s third quarter ended October 31, 2009. The adoption of the new guidance did not affect the Company’s financial statements.

e) Recent Accounting Guidance Not Yet Adopted

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

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

PART II

ITEM 13.          Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.          Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report. Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of January 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

As of January 31, 2010, management assessed the effectiveness of our internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in the United States of America and includes those policies and procedures that:

  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

  Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control –Integrated Framework. Based on that evaluation, completed by Linda Smith, our President and Chief Executive Officer, and Darcy Krell, Chief Financial Officer, management concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (i) lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (ii) inadequate segregation of duties consistent with control objectives; and (iii) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by our President and Chief Executive Officer, and our Chief Financial Officer, in connection with the review of our financial statements as of January 31, 2010.

Management believes that the lack of a functioning audit committee and the lack of a majority of outside directors on our board of directors results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter of the year ended October 31, 2010 that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Auditor’s Attestation Report

The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended January 31, 2010. In this annual report on Form 20-F, the Company’s independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has not stated its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended January 31, 2010, and has not issued an attestation report on the Company’s internal control over financial reporting.

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

ITEM 18.          Exhibits

The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (May 18, 2010)
Exhibit 2:	Certificate of Incorporation*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 6, 2008)**

Exhibit 4:	Management agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*
Exhibit 4B:	Amended management agreement dated May 1, 2008 between Rouge Resources Ltd. and Darcy Krell doing business as DK Financial Consultants. **
Exhibit 5.1:	Consent of Geologist*
Exhibit 5.2:	Consent of Morgan and Company, dated February 1, 2011
Exhibit 6:	Mineral Property Option Agreement dated April 20, 2010 between 3 optioners (Brian Fowler, Patrick Dick and Harold Griggs) and Darcy Krell (in trust for the Company) ***
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed with Form 20-F on September 16, 2003
** Previously filed with Form 20-F on June 10, 2009
*** Previously filed with Form 20-F on June 18, 2010

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: February 15, 2011
	By:	/s/ Linda Smith
Linda Smith,
President and Chief Executive Officer