Form 20-F/A
period 2010-01-31
Rouge Resources Ltd.
filed 2011-03-15
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
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

         4.2          Mineral Property Interests

In fiscal 2001, we entered into an agreement to acquire 100% interest in a single 15-unit mining claim, claim number 3011450, totaling 375 hectares, called the Dotted Lake Property (“the Property”), located in the Thunder Bay Mining District of North Central Ontario, Canada. Since then, we have conducted certain acquisition and exploration activities described below; completed a 43-101 compliant geological report; expanded our claims on the Property; and kept our Mineral Property Interests in good standing with the Ontario Ministry of Northern Development and Mines for future exploration.

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

          5.3          Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Auditor’s Attestation Report

The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2010. In this annual report on Form 20-F, the Company’s independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has not stated its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended January 31, 2010, and has not issued an attestation report on the Company’s internal control over financial reporting.

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

ITEM 18.          Exhibits

The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (May 18, 2010)
Exhibit 2:	Certificate of Incorporation*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 6, 2008)**

Exhibit 4:	Management agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*
Exhibit 4B:	Amended management agreement dated May 1, 2008 between Rouge Resources Ltd. and Darcy Krell doing business as DK Financial Consultants. **
Exhibit 5.1:	Consent of Geologist*
Exhibit 5.2:	Consent of Morgan and Company, dated February 1, 2011 ****
Exhibit 6:	Mineral Property Option Agreement dated April 20, 2010 between 3 optioners (Brian Fowler, Patrick Dick and Harold Griggs) and Darcy Krell (in trust for the Company) ***
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed with Form 20-F on September 16, 2003
** Previously filed with Form 20-F on June 10, 2009
*** Previously filed with Form 20-F on June 18, 2010
**** Previously filed with Amendment No.1 to Form 20-F on February 15, 2011

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: March 15, 2011
	By:	/s/ Linda Smith
Linda Smith,
President and Chief Executive Officer