Form 20-F
period 2011-01-31
Rouge Resources Ltd.
filed 2011-06-06
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2011
or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________to _________________

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
Phone No.: (206) 522-2256 Fax No: (206) 260-0111

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
[X] Yes [ ] No

Indicate by check mark wether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ ] Yes [X] No (Not Required)

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

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

1.1           Directors and Senior Management:

Linda Smith #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director
Darcy Krell #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Secretary, Chief Financial Officer and Director
Mark Holden #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director
Brian Lueck #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director

1.2           Advisors:

Doug Eacrett, Barrister & Solicitor, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2	Company Lawyer
Thomas E. Puzzo, Esq. Law Offices of Thomas E. Puzzo, PLLC 4216 NE 70th Street, Seattle, Washington 98115, USA	Special US Securities Counsel
Ms. Caitlin Jeffs, P.Geo, 48 Peter Street, Thunder Bay ON, Canada P7A 4H3, (part owner of Fladgate Exploration Consulting Corp.)	Consulting Geologist
Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9	Consulting Geologist

1.3           Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	Replaced Morgan & Company for the year ended January 31, 2009 forward.

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable

ITEM 3.	Key Information

3.1           Selected Financial Data

The following tables set forth selected financial data of the Company for the fiscal years ended January 31 2011, 2010, 2009, 2008 and 2007. We derived all figures from our financial statements, which were audited by our independent auditor. This information should be read in conjunction with our audited financial statements for the fiscal years ended January 31 2011, 2010 and 2009 included in this annual report. Our audited financial statements for the fiscal years ended January 31, 2008 and 2007 are not included in this annual report.

Our audited financial statements and the table below have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation to United States generally accepted accounting principles (“US GAAP”) is included in Note 10 of our audited financial statements for the years ended January 31, 2011, 2010 and 2009 in this annual report. All amounts are expressed in Canadian dollars.

The first table below presents this financial data for five years in accordance with US GAAP. The second table presents the data in accordance with Canadian GAAP.

US GAAP (in Cdn $)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	January 31,	January 31,	January 31,	January 31,	January 31,
	2011	2010	2009	2008	2007
Revenue	Nil	Nil	Nil	Nil	Nil
Net and comprehensive loss	$(328,854)	$(114,306)	$(198,370)	$(154,327)	$(181,066)
Loss per common share	$(0.01)	$(0.01)	$(0.05)	$(0.28)*	$(0.32)*
Total assets	$185,417	$78,894	$20,346	$23,810	$21,873
Shareholders’ equity (deficiency)	$(8,018)	$(1,076,490)	$(1,062,184)	$(1,363,814)	$(1,209,487)
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	$(3,118,814)	$(2,789,960)	$(2,675,654)	$(2,477,284)	$(2,322,957)
Capital stock	$3,110,796	$1,613,471	$1,613,471	$1,113,471	$1,113,471
Weighted average number of shares outstanding	33,578,870	10,565,171	3,597,958	565,171*	565,171*

Note – Certain figures above have been modified to reflect the disclosure for year ended January 31, 2011

* Reflects retroactive consolidation of issued and outstanding shares on a one-for-ten basis (1:10) in October, 2007.

Canadian GAAP (in Cdn $)

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	ended	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,	January 31,
	2011	2010	2009	2008	2007
Revenue	Nil	Nil	Nil	Nil	Nil
Net and comprehensive loss	$(255,692)	$(118,922)	$(195,335)	$(156,658)	$(182,422)
Loss per common share	$(0.01)	$(0.01)	$(0.05)	$(0.28)*	$(0.32)*
Total assets	$364,035	$169,424	$101,485	$90,043	$88,106
Shareholders’ equity (deficiency)	$170,600	$(971,033)	$(952,111)	$(1,256,776)	$(1,141,899)
Long term debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	$(2,993,553)	$(2,737,861)	$(2,618,939)	$(2,423,604)	$(2,266,946)
Capital stock	$3,110,796	$1,613,471	$1,613,471	$1,113,471	$1,113,471
Weighted average number of shares outstanding	33,578,870	10,565,171	3,597,958	565,171*	565,171*

* Reflects retroactive consolidation of issued and outstanding shares on a one-for-ten basis (1:10) in October, 2007.

Since June 1, 1970, the government of Canada permitted a floating exchange rate to determine the value of the Canadian dollar compared to the United States dollar. On May 27, 2011, the exchange rate in effect was C$1.00 = US$0.98. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years and the past six months ended January 31, 2011, the following exchange rates were in effect for United States dollars stated in Canadian dollars:

Year Ended	Actual Year End Exchange Rate
January 31, 2011	$1.00
January 31, 2010	$0.93
January 31, 2009	$0.81
January 31, 2008	$1.00
January 31, 2007 (ie. Cdn$1.00 = US$0.85)	$0.85

Month Ended	Average Month End Exchange Rate
January 31, 2011	$1.00
December 31, 2010	$1.00
November 31, 2010	$1.02
October 31, 2010	$1.02
September 30, 2010	$1.03
August 31, 2010 (ie. Cdn$1.00 = US$1.05)	$1.05

3.2           Capitalization and Indebtedness

The following table sets forth our indebtedness and capitalization as at January 31, 2011 in Canadian dollars:

	US GAAP	Canadian GAAP
Indebtedness
Short term debt (unsecured and non-interest bearing)	$193,436	$193,436
Long term debt	Nil	Nil
Total	$193,436	$193,436

Shareholders’ Equity (Deficiency)
Share capital	$3,110,796	$3,110,796
APIC/ Contributed surplus	-	$ 53,357
Accumulated deficit	($3,118,814)	($2,993,553)
Total	($8,018)	$ 170,600

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

We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses for the foreseeable future. From March 31, 1988, the date of incorporation, to January 31, 2011, we have incurred losses totaling C$3,118,814 under US GAAP and $2,993,553 under Canadian GAAP. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

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

As at January 31, 2011, we had cash in the amount of $144,952. Our ability to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company has not to date determined whether its mineral property interests contain economically recoverable resources. At present, there are no specific commitments for investment in the Company which raises doubt about the company’s ability to continue as a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

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

All members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, investors will not be able to:

i)	effect legal process upon us or upon individuals related to us within the United States;

ii)	enforce judgments obtained in United States courts against us based upon the civil liability provisions of the United States securities law; or

iii)	enforce United States court judgments based upon the civil liability provisions of the United States federal securities law.

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

We are a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:P.

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

As at January 31, 2011, the Company had incurred the following expenditures on the Dotted Lake and Lampson Lake Properties since inception:

	2011	2010
Dotted Lake Property
Acquisition cost
Staking	$15,261	$15,261
Deferred exploration costs
Geological surveys	142,637	69,736
Geological consulting fees and expenses	33,948	20,794
	176,585	90,530
	191,846	105,791
Lampson Lake Property
Acquisition cost
Option payment		-
	7,000
Other acquisition cost	2,033	-
	9,033
Total	$200,879	$105,791

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

Currently, there is no road access directly onto the Property but drivable logging roads are within 1km. From Highway 614, located 13 kilometres north of Highway 17, a bush road leads seven kilometers north-eastward to the southwest shore of Dead Otter Lake. From there, the property may be conveniently reached by boat in summer and snowmobile in winter. Alternatively, another bush road that connects with Highway 614, approximately 19.2 kilometers north of Highway 17, terminates 0.7 kilometers north of the north claim boundary detailed in figure 2, below.

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

Hudson Bay
James Bay
Baie James
ONTARIO
CANADA
MANITOBA
QUEBEC / QUÉBEC
USA / É-U d'A
UNITED STATES OF AMERICA
USA
Fort Severn
Peawanuck
Big Trout Lake
Sandy Lake
Attawapiskat
Lansdowne House
Moosonee
Pikangikum
Red Lake
Armstrong
Sioux Lookout
Kapuskasing
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Kirkland Lake
Marathon
Fort Frances
Thunder Bay
Wawa
Chapleau
New Liskeard
Greater/Grand Sudbury
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Pembroke
Ottawa
Cornwall
Espanola
Huntsville
Brockville
Little Current
Parry Sound
Bancroft
Kingston
Owen Sound
Orillia
Belleville
Port Elgin
Barrie
Peterborough
Oshawa
Toronto
Goderich
Kitchener
St Catharines
Hamilton
Welland
London
Sarnia
St Thomas
Chatham-Kent
Windsor
L Superior
L Michigan
L Huron
L Ontario
L Erie
L Nipigon
LEGEND
National capital
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
N
Scale
100 0 100 200 300 km
Manitouwadge
Dotted Lake Property
Marathon
Lake Superior
0 25 50
kilometres

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Figure 1 - Dotted Lake Claims Location in the Province of Ontario

N
4252412
4252413
4252414
4252415
4252416
4252417
4252418
4252419
4252420
3011450
0
1
2
kilometres
Wetland
Property Boundary
Claim Boundary
Logging Road
Trail
50 Foot Contours
Water Course
Manitouwadge
Marathon
Highway 17
Lake Superior
Rouge Resources Ltd.
Dotted Lake Property
Property & Claim Boundaries

Figure 2 - Dotted Lake Claims

(ii)           Title and Claim Status

Our original claim on the Property was staked in 2001 and then re-staked in March 2003. In October, 2009, the Company expanded its 100% owned holdings in the Property from a single 15-unit claim to ten claims of 82 units totaling 1312 hectares, by means of staking.

From the beginning, claim 3011450 was registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust as a convenience for us to help keep costs down since we were an extra-provincial claimholder in Ontario. However, on April 8, 2009 the trust arrangement was changed from Mr. Reukl to Mr. Darcy Krell, a Company officer and director, who now owns the claim in trust for us. All claims in the table below are being held in trust on behalf of the Company by Mr. Darcy Krell per Amended Trust Agreement dated December 16, 2010. All claims are presently in good standing with the Ontario Ministry of Northern Development for Mines and Forestry until November 11, 2011. In order to maintain the claims in good standing going forward, $400 of work is required per 16 hectare claim unit for a total of $32,800 per year. We do not have any third party obligations against the claims.

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

There is no assurance that a commercially viable mineral deposit exists on the Dotted Lake Property or for that matter on the adjacent Lampson Lake Property. Further exploration will be required before final evaluation of the economic feasibility.

Mining Claim No.	Township/Area	Units	Date Recorded	Date Credits to be applied	$ Required/Year
3011450	Black River	15	14-Mar-03	14-Mar-11	$6,000
4252412	Black River	12	17-Nov-09	17-Nov-11	$4,800
4252413	Black River	12	17-Nov-09	17-Nov-11	$4,800
4252414	Black River	2	17-Nov-09	17-Nov-11	$800
4252415	Black River	2	17-Nov-09	17-Nov-11	$800
4252416	Black River	1	17-Nov-09	17-Nov-11	$400
4252417	Olga Lake	2	17-Nov-09	17-Nov-11	$800
4252418	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800
4252419	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800
4252420	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800
Total of 10 Claims		Total of 82 Units			Total of $32,800

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

At January 31, 2010, we expended $105,791 exploring the Property of which $15,261 related to staking and $90,530 to soil sampling, geological surveys and consulting fees & expenses.

Early in the year ended January 31, 2011, we entered into an option to purchase agreement with local prospectors regarding an additional 2 claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. We have an exclusive option to purchase a 100% interest in these 2 claims by making option payments totaling $60,000 of which $7,000 was paid on signing the agreement dated April 20, 2010. The second payment of $12,000 was made on April 20, 2011 with $16,000 due in the second anniversary year of the effective date and a final payment of $25,000 due in the third anniversary year of the effective date. Upon exercise of the Option, our holdings will then total 12 claims of 104 mining units on 1683 hectares

Soil samples taken from the adjacent Fairservice zinc occurrence by previous operators have shown reasonable quantities of both zinc and gold. This is consistent with our modest soil sampling program on the original Dotted Lake claim in the summer of 2008 and again in the Fall of 2009 which also noted anomalous zinc with coincident gold anomalies a relatively short distance south of the Fairservice zinc occurrence.

Follow-up work was recommended to expand on these anomalies by Fladgate Exploration Consulting which we did later in the year ended January 31, 2011 including $72,901 for prospecting and trenching and $13,154 for preparing an independent technical report covering a review of all work completed on the property to date together with recommendations for future exploration work.

Depending on the results, we remain committed to phase 1 and 2 spending recommendations contained in our 43-101 compliant Evaluation Report dated December 6, 2005 disclosed in Item 4.2 (iii) above entitled “Previous Exploration”.

v)           Sample Collection, Preparation, and Analytical Procedures

For the two soil sampling programs run in 2008 and 2009, all samples were sealed in a brown Kraft bag tied with orange flagging tape with the sample number clearly written in black marker on the outside of the bag. The sample number, description and UTM location was written in a field notebook. All samples were transported from the field location to Fladgate’s offices in Thunder Bay and hung in a secure building to dry. Once the soil samples were dry, they were transported to the ALS Chemex prep laboratory in Thunder Bay by Fladgate personnel.

Before the samples were taken to ALS Chemex for analysis, QA/QC samples were inserted into the sample series approximately every 25 samples. For the soil samples no QA/QC samples were submitted during the 2008 program and only blank samples were submitted for the 2009 program. For blank material, pure silica sand was obtained from Accurassay Laboratories in Thunder Bay. During the 2009 soil sampling program, insufficient amounts of silica sand were submitted and the lab was unable to run both the multi-element ICP package and the precious metals analysis. As a result, only the multi-element analysis was completed and therefore no gold results are available. All soil samples were analyzed using a 33 element four acid digestion ICP method and Pt, Pd, Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-61 and PGM-ICP23).

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

We are party to an amended agreement dated May 1, 2008 with Mr. Darcy Krell, our Secretary and Chief Financial Officer, who is engaged to perform certain management and administrative services on our behalf for a fee of $7,500 per month, including $5,000 for management fees and $2,500 for office rent. Mr. Krell is the husband of our President, Ms. Linda Smith.

We retain Mr. Krell to arrange and negotiate mineral property acquisitions and exploration contracts (subject to director approval); arrange for and secure financings for the company; arrange for the payment of all company obligations and the collection of all receivables, if any; establish and maintain suitable banking relationships; ensure the maintenance of proper accounting records and compliance with all statutory reporting requirements; and administer corporate inquiries and correspondence as required. As previously mentioned, all mineral claims of the Company are being held in trust on behalf of the Company by Mr. Krell per Amended Trust Agreement dated December 16, 2010.

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

Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

i)	Water discharge will have to meet water standards;

ii)	Dust generation will have to be minimal or otherwise re-mediated;

iii)	Dumping of material on the surface will have to be re-contoured and re-vegetated;

iv)	An assessment of all material to be left on the surface will need to be environmentally benign;

v)	Ground water will have to be monitored for any potential contaminants;

vi)	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

vii)	There will have to be an impact report of the work on the local fauna and flora.

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
(stated in Canadian $ under Canadian GAAP)

5.1           Results of Operations

We are an exploration stage company currently owning 10 claims of 82 mining units on the Dotted Lake property located in north-central Ontario, Canada with an option to purchase an additional 2 claims of 12 mining units on the adjacent Lampson Lake property. No revenue has been realized to date.

The following table shows selected information for the three most recently completed fiscal years taken from our audited financial statements in accordance with Canadian GAAP:

		Year Ended		Year Ended		Year Ended
		January 31, 2011		January 31, 2010		January 31, 2009
FINANCIAL POSITION
Total Assets		$364,036		$169,424		$101,485
Total Liabilities (all current)		193,436		1,140,457		1,053,596
Accumulated Deficit		(2,993,553)		(2,737,861)		(2,618,939)
OPERATIONS
Total Revenues	$	Nil	$	Nil	$	Nil
Total Expenses / Net and Comprehensive Loss		(255,692)		(118,922)		(195,335)
Net and Comprehensive Loss per Share		(0.01)		(0.01)		(0.05)

The following results of operations should be read in conjunction with the audited financial statements for the years ended January 31, 2011, 2010 and 2009:

		Year Ended		Year Ended		Year Ended
		January 31, 2011		January 31, 2010		January 31, 2009

Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		15,365		14,562		12,664
Management fees		60,000		60,000		52,750
Office administration and travel		69,589		44,395		48,234
Professional fees		65,509		40,338		70,055
Transfer agent and filing fees		45,229		11,308		11,632

Sub-total		$(255,692)		$(170,603)		$(195,335)
Write-off accounts payable		-		51,681		-

Net and Comprehensive Loss for the Year		$(255,692)		$(118,922)		$(195,335)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Total Expenses, Net and Comprehensive Loss for Year Ended January 31, 2011

The Company reported a net loss of $255,692 for year ended January 31, 2011 compared to a net loss of $118,922 for the previous year. This $136,770 increase in net loss resulted from the following:

  $803 increase in amortization and promissory note accretion
  $25,194 increase in office administration and travel expenses mainly due to increased travel and higher costs of doing business
  $25,171 increase in professional fees (legal, audit and accounting) primarily due to time and effort required to administer regulatory requirements.
  $33,921 increase in transfer agent and filing fees mainly due to an additional $30,000 in regulatory fees.
  $51,681 one-time accounts payable write-off for year ended January 31, 2010, not applicable in the current year.

5.2           Liquidity and Capital Resources

	As At	As At	As At
Working Capital (Deficiency)	January 31, 2011	January 31, 2010	January 31, 2009

Current assets	$153,371	$55,439	$7,392
Current liabilities	(193,436)	(1,140,457)	(1,053,596)

Working capital (deficiency)	$(40,065)	$(1,085,018)	$(1,046,204)

As at January 31, 2011, the working capital deficiency decreased significantly to $40,065 from $1,085,018 at January 31, 2010. This significant change was due to successful completion of a $1,500,000 private placement during the current year which was used primarily to fund substantial repayment of related party advances and to meet obligations of on-going Company operations.

Cash Flow	Year Ended	Year Ended	Year Ended
	January 31, 2011	January 31, 2010	January 31, 2009

Net cash used in Operating Activities	$(224,963)	$(157,773)	$162,573)
Net cash used in Investing Activities	(97,119)	(20,446)	(14,906)
Net cash provided by Financing Activities	413,411	226,946	176,336
Incr. (Decr.) in Cash during the Year	91,329	48,767	(1,143)

Cash, Beginning of Year	52,623	4,856	5,999
Cash, End of Year	$144,952	$53,623	$4,856

At January 31, 2011, the Company’s cash position was $144,952 compared to $53,623 at January 31, 2010. The $91,329 increase in cash for year ended January 31, 2011 (“2011 year”) and the $48,767 increase in cash for year ended January 31, 2010 (“2010 year”) resulted from the following activities:

(i)

Net cash used in operating activities of $224,963 in 2011 and $157,733 in 2010 was due in both years to on-going operating losses adjusted for relatively minor items not requiring use of cash and changes in operating assets and liabilities.

ii)

Net cash used in investing activities of $97,119 in 2011 resulted from the following: first payment of $7,000 on the option agreement to purchase the Lampson Lake Property over the next three years; $72,901 paid for prospecting and trenching the Dotted Lake Property as follow up to the positive gold mineralization results identified during soil sampling in 2008 and 2009; and $13,154 paid for drafting an updated technical report on the property.

The $20,446 in 2010 was expended on additional staking and soil sampling on the Dotted Lake property.

(iii)

Net cash provided by financing activities was $413,411 in 2011. Proceeds of $1,397,325 were received (net of share subscription advances and share issue costs) from a private placement of which $1,011,855 was used to pay back advances from related parties and the remainder as working capital.

The net cash provided by financing activities was $226,946 in 2010. Funding of $126,946 was received from related parties and $100,000 from share subscription advances.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	60,000
General, administration and other expenses	104,000
$224,000
Mineral property expenditures
Mineral exploration on Dotted Lake property	226,000
Second option payment on Lampson Lake property	12,000
$238,000
Total	$462,000

Pursuant to the recommendations from our consulting geologist, Fladgate Exploration Consulting, we plan to conduct further exploration on our mineral property interests at an estimated cost of $226,000 subject to funds availability. These exploration funds are required for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples. The second option payment of $12,000 on the Lampson Lake property was made in April 2011. In addition, we plan to spend approximately $224,000 for on-going management, professional fees and administration of our corporate affairs, including a continuing increase in regulatory fees, during the ensuing twelve month period.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if prices for metals such as zinc, gold, copper and platinum fall or if results from the intended exploration programs on our mineral property interests are unsuccessful.

As at January 31, 2011, our financial position was as follows:

  total assets of $364,036 in accordance with Canadian GAAP comprised of cash $144,952, other receivable $8,419, credit card deposit $6,900, mineral property interests $200,879 and computer equipment $2,886;
  total liabilities of $193,436 comprised of accounts payable & accrued liabilities $92,523 and amounts due to related parties $100,913.
  total shareholders’ equity of $170,600 comprised of share capital $3,110,796, contributed surplus $53,357, and accumulated deficit $2,993,553.

In addition at January 31, 2011, we have non-capital lasses of $1,072,000 available for carry forward as deduction against future taxable incomes (if any) which expire from 2012 to 2031.

5.3           Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

5.4           Material differences between Canadian and United States GAAP

These financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with US GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are described and quantified below.

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

Equity component of convertible note, ie. contributed surplus

Under Canadian GAAP, companies allocate convertible loan proceeds between the debt component and the embedded conversion feature based on their relative fair values. Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

a)	Effect on Balance Sheets

	2011	2010	2009
Mineral property interests
Per Canadian GAAP	$200,879	$105,791	$85,345
Deferred exploration costs written off	(178,618)	(90,530)	(81,139)
Per US GAAP	$22,261	$15,261	$4,206

Liabilities
Per Canadian GAAP	$193,436	$1,140,457	$1,053,596
Equity portion of convertible note reversed	53,357	53,357	53,367
Accretion of convertible note reversed	(53,357)	(38,430)	(24,423)
Per US GAAP	$193,436	$1,155,384	$1,082,530

Shareholders’ deficiency
Per Canadian GAAP	$170,600)	$(971,033)	$(952,111)
Deferred exploration costs written off	(178,618)	(90,530)	(81,139)
Equity portion of convertible note reversed	(53,357)	(53,357)	(53,357)
Accretion of convertible note reversed	53,357	38,430	24,423
Per US GAAP	$(8,018)	$(1,076,490)	$(1,062,184)

b)	Effect on Statements of Operations, Comprehensive Loss and Deficit

	2011	2010	2009
Net and comprehensive loss for the year
Per Canadian GAAP	$(255,692)	$(118,922)	$(195,335)
Deferred exploration costs written off	(88,088)	(9,391)	(14,906)
Accretion of convertible note reversed	14,926	14,007	11,871
Per US GAAP	$(328,854)	(114,306)	$(198,370)

Net and comprehensive loss per common share,
basic and diluted
Per Canadian GAAP	$(0.01)	$(0.01)	$(0.05)
Per US GAAP	$(0.01)	$(0.01)	$(0.05)

c)	Effect on Statements of Cash Flows

	2011	2010	2009
Cash flows used in operating activities
Per Canadian GAAP	$(224,963)	$(157,733)	$(162,523)
Deferred exploration costs written off	(88,088)	(9,391)	(14,906)
Accretion of convertible note reversed	14,926	14,007	11,871)
Per US GAAP	$(298,125)	$(153,117)	$(165,608)

Cash flows used in investing activities
Per Canadian GAAP	$(97,119)	$(20,446)	$(14,906)
Deferred exploration costs written off	88,088	9,391	14,906
Per US GAAP	$(9,031)	$11,055	$-

d)	Recent Accounting Guidance Not Yet Adopted

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

ITEM 6.	Directors, Senior Officers and Employees

6.1           Directors and Senior Officers

As at January 31, 2011, background information about our directors and senior officers is shown below

Name	Position Held with the Company	Age	Date First Elected or Appointed
Linda Smith	President, Chief Executive Officer and Director	62	October 27, 2000
Darcy Krell	Secretary, Chief Financial Officer and Director	63	October 10, 2008
Mark Holden	Director	53	October 25, 2010
Brian Lueck	Director	51	October 25, 2010

There are no arrangements or undertakings between any of our directors or executive officers, pursuant to being selected as a director or senior officer. However, there is a family relationship between our officers in that Ms. Linda Smith and Mr. Darcy Krell are husband and wife. Ryan Krell, Ivan Martinez and Shannon Krell each resigned as director of the Company on October 25, 2010.

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

Mark Holden

Mr. Holden is a director of Otterburn Resources Corporation (TSX Venture Exchange : OTB) since May 2010. Formerly, CEO of Conversion Works Corporation from October 2010 - February 2011. Formerly President and CEO of Hip Digital Media, an online music and media distribution company, from September 2006 to April 2009 responsible for corporate vision and operations. Previously, Mr. Holden was President of M Holden Productions Ltd., from 1998 to September 2006.

Brian Lueck

Mr Lueck has been a Philippine resident for more than 13 years and active in mineral exploration for more than 23 years. Mr Lueck became President and Chief Operating Officer and a director of Solfotara in 2008. He is also currently Chief Operating Officer and a director of CDC (AIM: CDC). Prior thereto, he was a consulting geologist for Metals Exploration plc from 2005 to 2008. He also was the President and a director of Prospector International Resources Inc. (between 1998 and 2000) and Yukon Gold Corp. and Alliance Pacific Gold Corp. (between 1994 and 1998). Mr Lueck was a director of several Canadian public companies involved in mineral exploration, including Lodestar Exploration Inc. and Regent Ventures Inc. from 1987 to 1992. Mr Lueck received a B.S. in Geology from the University of British Columbia. He is also a practicing member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr Lueck is currently chairman of Crazy Horse Resources Inc. (TSX Venture Exchange: CZH) and a director of Otterburn Resources.

6.2           Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors for the fiscal years ended January 31, 2011 and 2010:

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compen- sation	Awards		LTIP payouts	All Other Compen- sation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Linda Smith as President, Chief Executive Officer and Director	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Darcy Krell, as Secretary, Chief Financial Officer and Director	2011 2010	$60,000 $60,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$30,000 $30,000
Mark Holden as Director	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Lueck as Director	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil

We did not pay any compensation for director services per se in the fiscal years ended January 31, 2011 and 2010. However, certain management and administrative services are performed by Mr. Darcy Krell, our Secretary and Chief Financial Officer, for a fee of $5,000 per month for management services which are included in the above table. The management fees were increased from $2,500 to $5,000 per month effective May 1, 2008 due to more time and effort required to run the business. The other compensation pertains to office rent of $2,500 per month.

6.3           Board Practices

Linda Smith was appointed as our president and one of our directors on October 27, 2000. Darcy Krell was appointed as one of our directors on October 10, 2008. Mark Holden and Brian Lueck were appointed directors on October 25, 2010. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once every calendar year and not longer than thirteen months from the last annual general meeting. The last annual general meeting was held in Vancouver, BC on December 20, 2010.

Our audit committee is comprised of all members of the Board and we have not appointed a compensation committee.

6.4           Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants.

6.5           Share Ownership of Directors and Senior Officers

Our directors and officers own beneficially the following common shares as of the date of this annual report:

		Percentage of Issued and
	Number of Shares Owned	Outstanding Shares
Linda Smith	500,000	1.2%
Darcy Krell	550,000	1.4%
Mark Holden	0	0.0%
Brian Lueck	0	0.0%
	1,050,000	2.6%

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

	Number of Shares	Percentage of Issued and
Name of Shareholder	Owned	Outstanding Shares

Steve Chen	2,700,000	6.7%

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

7.2           Related Party Transactions

As at January 31, 2011, loans payable aggregating $100,913 (2010: $1,069,901) are owing to officers of the company and an immediate family member of an officer of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Included in the amounts due to related parties is a convertible promissory note form an immediate family member of an officer of the Company in the amount of $Nil (2010 - $41,827). The amount was non-interest bearing and is unsecured and the maturity date was January 1, 2011. The loan was fully repaid during the year end January 31, 2011. Accretion on the conversion feature of $14,926 (2010 - $14,007) was recorded in expenses during the year ended January 31, 2011.

The following amounts were charged to the Company by a director of the Company during the years ended January 31:

	2011	2010	2009
Management fees	$60,000	$60,000	$52,750
Office rent	30,000	30,000	18,000
	$90,000	$90,000	$70,750

Related party transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

7.3           Interests of Experts and Counsel

Our experts and legal counsel have no interest in our shareholdings.

ITEM 8.	Financial Information

The audited financial statements for the year ended January 31, 2011 are attached hereto as an exhibit and incorporated herein by reference.

8.1           Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

8.2           Subsequent Events

In April 2011, the Company made its second payment of $12,000 pursuant to the option agreement dated April 20, 2010 regarding 100% purchase of the Lampton Lake Property (See Item 4.2 (iv) above).

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

The following table sets forth the high and low prices of our common shares in US funds on a quarterly basis since trading began on the OTC:BB:

3 months ended	High	Low

February 14 to April 30, 2007	No trading
July 31, 2007	No trading
October 30, 2007	$0.50	$0.20
January 31, 2008	$0.70	$0.10
April 30, 2008	$1.00	$0.12
July 31, 2008	$0.13	$0.10
October 31, 2008	$0.10	$0.05
January 31, 2009	$0.07	$0.06
April 30, 2009	$0.06	$0.01
July 31, 2009	No trading
October 31, 2009	No trading
January 31, 2010	No trading
April 30, 2010	No trading
July 31, 2010 (no trading)	$0.30	$0.30
Oct 31, 2010 (no trading)	$0.35	$0.35
January 31, 2011 (no trading)	$0.35	$0.35
April 30, 2011 (no trading)	$0.35	$0.35

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

10.1           Share Capital

 (i) Common Shares

Authorized

Unlimited common shares without par value

Issued and Outstanding

	January 31, 2011		January 31, 2010
	Number of		Number of
	shares	Amount	shares	Amount

Balance, beginning	10,565,171	$1,613,471	10,565,171	$1,613,471
Private placement @ $0.05 per share	30,000,000	1,500,000	-	-
Share issue costs		(2,675)	-	-

Balance, ending	40,565,171	$3,110,796	10,565,171	$1,613,471

During the year ended January 31, 2011, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 for total proceeds of $1,500,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years. No fair value was attributed to the warrants. Share issuance costs of $2,675 were incurred in relation to this private placement.

(ii) Share Purchase Warrants

January 31,			January 31,	Exercise
2010	Issued	Expired	2011	Price	Expiry

10,000,000	30,000,000	(10,000,000)	30,000,000	$ 0.10	April 30, 2012

As at January 31, 2011, the weighted average remaining life of the share purchase warrants is 1.08 years and the weighted average exercise price is $0.10.

(iii) Stock Option Plan

The Company has adopted a stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to five years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any insider in any twelve month period will not exceed 10% of the issued and outstanding common shares and the number of common shares reserved for issuance to any employee or consultant will not exceed 2% of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

No stock options have been granted in current and prior years and no stock options are currently outstanding.

(iv) Equity component of convertible note, ie. Contributed Surplus

Balance, January 31, 2011 and 2010	$53,357

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

10.3           Material Contracts

We have three material contracts currently outstanding as follows:

(i) the amended management agreement with Mr. Darcy Krell whereby management fees increased from $2,500 to $5,000 per month effective May 1, 2008 due to more time and effort required to run the business;

(ii) the option agreement dated April 20, 2010 to purchase two claims of the Lampson Lake Property, adjacent to the Dotted Lake Property. We have an option to purchase a 100% interest by making payments totaling $60,000 as follows: $7,000 upon signing the agreement (paid April 2010), $12,000 one year later (paid April 2011), $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty.

(iii) the amended trust agreement dated December 16, 2010 identifying that all our mineral claims are held in trust on behalf of the Company by Mr. Krell.

10.4           Exchange Controls and Other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See Item 10.5 below.

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.7           Statements by Experts

We have placed reliance upon:

     (i) our lawyer, Doug Eacrett, Barrister & Solicitor, Suite 203 - 409 Granville St, Vancouver BC, Canada V6C 1T2, as expert in Canadian securities law.

     (ii) our special US securities counsel, Thomas E. Puzzo, Esq., Law Offices of Thomas E. Puzzo, PLLC, 4216 NE 70th Street, Seattle, Washington 98115, USA, as expert in US securities law.

     (iii) our consulting geologists, Ms Caitlin Jeffs, 48 Peter Street, Thunder Bay ON, Canada P7A 4H3, part owner of Fladgate Exploration Consulting Corp., and Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9, as expert in mineral exploration geology of precious and base metals.

     (iv) our auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1, as expert in Canadian and US accounting, auditing and Canadian income tax.

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

(iv)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available capital to meet our third party obligations as they become due.

ITEM 12.	Descriptions of Securities Other than Equity Securities

12.1           Warrants

Refer to Item 10.1 (ii) above.

12.2           Stock Options

Refer to Item 10.1 (iii) above.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report. Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of January 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting

As of January 31, 2011, management assessed the effectiveness of our internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in the United States of America and includes those policies and procedures that:

i) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

ii) Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control –Integrated Framework. Based on that evaluation, completed by Linda Smith, our President and Chief Executive Officer, and Darcy Krell, our Chief Financial Officer, management concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (i) lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (ii) inadequate segregation of duties consistent with control objectives; and (iii) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by our President and Chief Executive Officer, and our Chief Financial Officer, in connection with the review of our financial statements as of January 31, 2011.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended January 31, 2011 that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Auditor’s Attestation Report

The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2010. In this annual report on Form 20-F, the Company’s independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has not stated its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended January 31, 2011, and has not issued an attestation report on the Company’s internal control over financial reporting.

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

Audit Committee

All four directors act as our audit committee; undertake reviews of our company’s financial statements; and determine the adequacy of internal controls and other financial reporting matters. The members of our board of directors are Linda Smith, Darcy Krell, Mark Holden and Brian Lueck and they have determined that no member of either the board or the audit committee is “independent” as the term is used in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the definition of independent director as defined in section 4200 of the Marketplace Rules of the NASD.

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

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our board of directors, our company’s officers including President , Chief Financial Officer, contractors, consultants and advisors. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

     (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     (ii) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

     (iii) compliance with applicable governmental laws, rules and regulations;

     (iv) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

     (v) accountability for adherence to the Code of Business Conduct and Ethics.

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

During the years ended January 31, 2011 and 2010, we incurred fees of $17,000 and $17,500 per year respectively to its principal independent accountant for professional services rendered in connection with the audits of our year end financial statements, our annual report filed on Form 20-F, and our corporate income tax returns.

During fiscal years ended January 31, 2011 and 2010, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

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

Our financial statements for the years ended January 31, 2011, 2010 and 2009 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants without reservation, as follows:

Audit report dated May 20, 2011
Balance sheets as at January 31, 2011 and 2010
Statements for the years ended January 31, 2011, 2010 and 2009
Operations, Comprehensive Loss and Deficit
Cash Flows
Notes to financial statements for the years ended January 31, 2011 and 2010

All our financial statements are prepared in accordance with Canadian GAAP and are reconciled to US GAAP in Note 10 of the audited financial statements. All figures are expressed in Canadian dollars. Our financial statements for the years ended January 31, 2008 and 2007 were audited by Morgan & Company, Chartered Accountants without reservation.

ITEM 18.	Exhibits

The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (May 20, 2011)
Exhibit 2:	Certificate of Incorporation*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 6, 2008)**
Exhibit 4:	Management agreement dated November 1, 2000 between Gemstar Resources Ltd. and Darcy Krell doing business as DK Financial Consultants.*
Exhibit 4B:	Amended management agreement dated May 1, 2008 between Rouge Resources Ltd. and Darcy Krell doing business as DK Financial Consultants. **
Exhibit 5.1:	Consent of Geologist*
Exhibit 5.2:	Consent of Morgan and Company, dated February 1, 2011****
Exhibit 6:	Mineral Property Option Agreement dated April 20, 2010 between 3 optioners (Brian Fowler, Patrick Dick and Harold Griggs) and Darcy Krell (in trust for the Company) ***
Exhibit 7:	Amended Trust Agreement dated December 16, 2010 between Rouge Resources Ltd and Darcy Krell
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with Form 20-F on September 16, 2003
**	Previously filed with Form 20-F on June 10, 2009
***	Previously filed with Form 20-F on June 18, 2010
****	Previously filed with Amendment No.1 to Form 20-F on February 15, 2011

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: June 3, 2011
	By:	/s/ Linda Smith
Linda Smith,
President and Chief Executive Officer