Form 20-F
period 2012-01-31
Rouge Resources Ltd.
filed 2012-05-31
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

[   ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2012
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
[   ] Yes     [X] No

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements concern the Company’s plans for its properties, operations and other matters. T hese statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to the outcome of legal proceedings;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  political and regulatory risks associated with mining and exploration;
  risks related to the maintenance of exchange listings;
  risks related to environmental regulation and liability;
  the potential for delays in exploration or development activities;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  risks related to gold price and other commodity price fluctuations

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report on Form 20-F under “Description of the Business –Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

ITEM 1.                     Identity of Directors, Senior Management and Advisors

     1.1 Directors and Senior Management:

Linda J. Smith #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director
Darcy T. Krell #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Secretary, General Manager and Director
J. Ronald McGregor #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Chief Financial Officer, Director
Brian A. Lueck #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
Mark H. Holden #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director
Steven J. Chan #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
James O. Burns #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director

     1.2 Advisors:

Doug Eacrett, Barrister & Solicitor, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2	Company Lawyer
Dale Rondeau C/o Thomas Rondeau, LLP, Business Lawyers Suite 300 – 576 Seymour St, Vancouver, British Columbia, V6B 3K1, Canada	Special Canadian Securities Counsel
Thomas E. Puzzo, Esq. Law Offices of Thomas E. Puzzo, PLLC 382344th Ave. NE, Seattle, Washington 98105, USA	Special US Securities Counsel
Ms. Caitlin Jeffs, H.B.Sc., P.Geo, Mr. Michael Thompson, H.B.Sc., P.Geo, C/o Fladgate Exploration Consulting Corporation 195 Park Avenue, Thunder Bay Ontario, P7B 1B9, Canada.	Consulting Geologists
Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9	Consulting Geologist

     1.3 Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	Replaced Morgan & Company for the year ended January 31, 2009 forward.

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

ITEM 2.                     Offer Statistics and Expected Timetable

Not applicable

ITEM 3.                     Key Information

     3.1 Selected Financial Data

The following tables show selected financial data of the Company derived from our audited financial statements. The data should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2012, 2011 and 2010 included as an exhibit in this annual report. Our audited financial statements for the fiscal years ended January 31, 2009 and 2008 are not included in this annual report.

Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). This is the Company’s first set of annual financial statements prepared in accordance with IFRS.

The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 15 to the January 31, 2012 audited financial statements contained hereinAll amounts are expressed in Canadian dollars.

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

The financial data below is presented in accordance with IFRS in Cdn $ for the years ended January 31.

IFRS (in Cdn $)	2012	2011	2010	2009	2008

Comprehensive loss	($279,284)	($255,692)	($118,922)	($195,335)	($156,658)
Comprehensive loss per share	($0.01)	($0.01)	($0.01)	($0.05)	($0.28)*
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Total assets	$243,140	$364,036	$169,424	$101,485	$90,043
Long term debt	$39,676	Nil	Nil	Nil	Nil
Accumulated deficit	($3,272,837)	($2,993,553)	($2,737,861)	($2,618,939)	($2,423,604)
Capital stock	$3,110,796	$3,110,796	$1,613,471	$1,613,471	$1,113,471
Shareholders’ equity (deficiency)	($108,684)	$170,600	($971,033)	($952,111)	($1,256,776)
Weighted average number of shares outstanding	40,565,171	33,578,870	10,565,171	3,597,958	565,171*

*Reflects retroactive consolidation of issued and outstanding shares on a one-for-ten basis (1:10) in October, 2007.

Note – Certain figures above have been modified to reflect the disclosure for year ended January 31, 2012

Since June 1, 1970, the government of Canada permitted a floating exchange rate to determine the value of the Canadian dollar compared to the United States dollar. On May 28, 2012, the exchange rate in effect was C$1.00 = US$0.9765. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years and the past six months ended January 31, 2012, the following exchange rates were in effect for United States dollars stated in Canadian dollars:

Years Ended	Actual Year End Exchange Rate
January 31, 2012 (ie. Cdn$1.00 = US$0.99)	$0.99
January 31, 2011	$1.00
January 31, 2010	$0.93
January 31, 2009	$0.81
January 31, 2008	$1.00

Months Ended	Average Month End Exchange Rate
January 31, 2012 (ie. Cdn$1.00 = US$0.9926)	$0.9926
December 31, 2011	$0.9793
November 31, 2011	$0.9727
October 31, 2011	$0.9978
September 30, 2011	$0.9680
August 31, 2011	$1.0206

     3.2      Capitalization and Indebtedness

The following table sets forth our indebtedness and capitalization as at January 31, 2012 in Canadian dollars:

	US GAAP	IFRS
Indebtedness
Short term debt (unsecured and non-interest bearing)	$312,148	$312,148
Long term debt	$39,676	$39,676
Total	$351,821	$351,824
Shareholders’ Equity (Deficiency)
Share capital	$3,110,796	$3,110,796
APIC/ Contributed surplus	-	$ 53,357
Accumulated deficit	($3,396,066)	($3,272,837)
Total	($285,269)	$ 108,684

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
We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses for the foreseeable future. From March 31, 1988, the date of incorporation, to January 31, 2012, we have incurred losses totaling $3,272,837 under IFRS. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of operating cash flow. If we are unable to generate revenue, our business may fail.
We have limited financial resources, no source of operating cash flow and no other commitments for additional funding for further exploration of our mineral property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and ultimately the failure of our business.

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

Our auditors have expressed substantial doubt about our ability to continue as a going concern, and if we do not obtain additional financing, our business will fail.
As at January 31, 2012, we had cash balance of $17,823. Our ability to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, upon the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company has not to date determined whether its mineral property interests contain economically recoverable resources. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the Dotted Lake project, investor perceptions and expectations and the global financial and metals markets. The Company will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration. There can be no assurance the Company will be successful in this endeavor. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

Due to the speculative nature of mineral property exploration, there is substantial risk that no commercially viable mineral deposits will be found on our Dotted Lake property or other mineral properties that we acquire.
In order for us to even commence mining operations we face a number of challenges which include finding qualified professionals to conduct our exploration program, obtaining adequate financing to continue our exploration program, locating a viable mineral body, partnering with a senior mining company, obtaining mining permits, and ultimately selling minerals in order to generate revenue. Moreover, exploration for commercially viable mineral deposits is highly speculative in nature and involves substantial risk that no viable mineral deposits will be located on any of our present or future mineral properties. There is a substantial risk that the exploration program that we will conduct on the Dotted Lake project may not result in the discovery of any significant mineralization, and therefore no commercial viable mineral deposit. There are numerous geological features that we may encounter that would limit our ability to locate mineralization or that could interfere with our exploration programs as planned, resulting in unsuccessful exploration efforts. In such a case, we may incur significant costs associated with an exploration program, without any benefit. This would likely result in a decrease in the value of our common stock.

General economic conditions could have a negative impact on our business.
Ongoing volatility in global financial markets has had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;
  the volatility of the gold price may impact our future revenues, profits and cash flow;
  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
  the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on our financial condition and results of operations.

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
Our mineral property interests may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects. There is a risk that the property boundaries could be challenged. In such circumstances, we will incur costs defending our title to our mineral property interests and may lose our interest in the claims, causing our business to fail. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be.

The Option Agreement pursuant to which we acquired our interest in the Lampson Lake Property provides that we must make payments to the Optionors on certain dates. If we fail to make such payments in a timely fashion, we may lose our interest in the Lampson Lake Property. The legal nature of aboriginal land claims, in particular, is a matter of considerable complexity. The impact of any such claim on our ownership interest in our properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of aboriginal rights in the area in which the properties optioned by us are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our activities. Even in the absence of such recognition, we may at some point be required to negotiate with first nations in order to facilitate exploration and development work on the properties optioned by us.

We may require permits and licenses that we may not be able to obtain. If we are unable to obtain such permits and licenses, our business plan will fail.
Our current or future operations, including exploration and development activities and the commencement and continuation of commercial production, require licenses, permits or other approvals from various federal, provincial and/or local governmental authorities and such operations are or will be governed by laws and regulations relating to prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, water use, environmental protection, aboriginal land claims and other matters. We believe that it is in substantial compliance with all material laws and regulations which currently apply to our activities. There can be no assurance, however, that we will obtain on reasonable terms or at all the permits and approvals, and the renewals thereof, which we may require for the conduct of our current or future operations or that compliance with applicable laws, regulations, permits and approvals will not have an adverse effect on any mining project which the Issuer may undertake. Possible changes to mineral tax legislation and, regulations could cause additional expenses, capital expenditures, restrictions and delay on the Issuer’s planned exploration and operations, the extent of which cannot be predicted. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

Mineral prices fluctuate widely. A decrease in mineral prices may prevent us from raising the capital necessary to continue our business plan in the future. As well, low mineral prices will reduce the value of any reserve we discover on our mineral property interests.
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

We rely on the technical and financial skills and contributions of our management team, the loss of any one of which may adversely impact our business.
Our success will be largely dependent, in part, on the services of our senior management and directors whose contributions include both technical and financial skills and assistance. We have not purchased any “key man” insurance, nor have we entered into any non-competition or non-disclosure agreements with any of our directors, officers or key employees and have no current plans to do so. We may hire consultants and others for geological and technical expertise but there is no guarantee that we will be able to retain personnel with sufficient technical expertise to carry out the future development of our properties.

Some of our directors are or will be directors of other companies, which could result in conflicts of interest.
Certain of our directors, officers and other members of management do, and may in the future, serve as directors, officers, promoters and members of management of other companies and, therefore, it is possible that a conflict may arise between their duties as a director, officer, promoter or member of our management team and their duties as a director, officer, promoter or member of management of such other companies. Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity and the requirement of directors to disclose conflicts of interest. We will rely upon these laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers.

Enforcement of US legal process may be difficult.
All members of our Board of Directors and management reside in Canada and our address for service is a Canadian address. Accordingly, investors will not be able to:

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

Currency fluctuations may increase the costs of doing business for us.
The Company's offices and primary activities are currently located in Canada and commodities are sold in international markets at prices denominated in US dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the US dollar. Any appreciation of these currencies vis-a-vis the US dollar could increase the Company's cost of doing business in these countries. In addition, the US dollar is subject to fluctuation in value vis-a-vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.
Our Memorandum (charter document) authorized the issuance of an unlimited number of common shares. As of May 28, 2012, the Company had 40,565,171 common shares outstanding. We may issue an unlimited number of additional common shares. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

If we lose our “Foreign Private Issuer” status in the U.S., our operating costs will increase.
The Company is required to determine its “foreign private issuer” status (as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law) (the “Exchange Act”), annually at the end of its second fiscal quarter. Although more than 50% of its voting securities were held by U.S. residents as of the last business day of its most recently completed second fiscal quarter, the Company is still considered a foreign private issuer as it met the following conditions: (i) a majority of its executive officers and directors, taken separately, are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

Because we do not intend to pay any cash dividends on our common shares, our shareholders will not be able to receive a return on their shares unless they sell them.
We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.

ITEM 4                     Information on the Company

     4.1      History and Development

Rouge Resources Ltd (the “Company” or “We” or the “Issuer”) was incorporated under the name “Gemstar Resources Ltd” on March 31, 1988, pursuant to the provisions of the Company Act (British Columbia). In March 2006, the Company was transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company changed its name to “Rouge Resources Ltd.”; consolidated its outstanding share capital on a one new for ten old (1:10) share basis; and increased its authorized share capital from 10 million shares without par value to an unlimited number of shares without par value. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

The Company has been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign private issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about January 5, 2005. As a fully reporting issuer, the Company’s shares are quoted on the OTCQB operated by OTC Markets Group, Inc. in the United States under the stock symbol “ROUGF”. The Company’s registered and records office address is located at 203 - 409 Granville St., Vancouver, British Columbia, V6C 1T2 and our telephone number is (604) 831-2739.

Description of the Business

The Issuer is a mineral exploration company focused on the exploration of certain mining claims located in the Thunder Bay Mining District of North Central Ontario, Canada, called the Dotted Lake Property. The Dotted Lake Property has been the only focus of the Issuer’s exploration activities to date.

The material events in the development of the Issuer’s current business over the last three fiscal years to the date of this Annual Report are summarized as follows:

  In March 2008, the Issuer consolidated its share capital on a 10 for 1 basis and changed its name from Gemstar Resources Ltd. to Rouge Resources Ltd.

  In May 2008, the Issuer hired Caitlin Jeffs, P.Geo, of Fladgate Exploration Consulting Corporation as consulting geologist to conduct a soil sampling program on the Dotted Lake Property.

  On August 5, 2008, Caitlin Jeffs, P.Geo completed an internal report of the results of the Issuer’s soil sampling program, indicating the possibility of both anomalous gold and anomalous zinc mineralization in two of the 47 samples collected and analyzed during the program.

  On December 24, 2008, the Issuer announced the closing of a non-brokered private placement of 10,000,000 units at $0.05 per unit for gross proceeds of $500,000 before share issue costs. Each unit was comprised of one Share of the Issuer and one additional non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional Share of the Issuer at a price of $0.10 per share for two years from the date of closing. Proceeds of the private placement were used for exploration expenditures on the Issuer’s property, operating expenses and general working capital purposes.

  In October 2009, the Issuer expanded its holdings in the Dotted Lake Property to a 100% interest in a total of ten claims of 82 units by staking. Shortly thereafter, the Issuer commenced a new soil sampling program in accordance with the report dated August 5, 2008.

  On May 13, 2010, the Issuer announced the closing of a non-brokered private placement of 30,000,000 units at a price of $0.05 per unit for gross proceeds of $1,500,000 before share issue costs. Each unit was comprised of one Share of the Issuer and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional Share of the Issuer at a price of $0.10 per share for two years from the date of closing. Proceeds of the private placement were used for repayment of related party loans, exploration expenditures on the Original Dotted Lake Property, on-going operating expenses and general working capital purposes.

  On April 20, 2010, the Issuer entered into an Option Agreement with certain Ontario prospectors to acquire a 100% undivided interest in the Lampson Lake Property, subject to certain royalty interests when and if future revenue is generated. Exercise of the Option requires the Issuer to pay a total of $60,000 to the vendors over a period of three years of which $35,000 has been paid to date.

  On September 7, 2010, the Issuer’s independent consulting geologists completed a NI 43-101 compliant Technical Report, detailing all work completed on the Dotted Lake Property to date and recommendations for further exploration work.

  On October 25, 2010, the Issuer announced the resignations of Shannon Krell, Ryan Krell and Ivan Martinez from its board of directors and the appointment of Brian A Lueck and Mark H. Holden in their stead as independent directors.

  On November 30, 2010, a revised version of its NI 43-101 Technical Report was completed by the authors and delivered to the Issuer.

  At the December 13, 2011 Annual General Meeting of shareholders, three new directors were elected: J. Ronald McGregor, Steven J. Chan and James O. Burns. Subsequently, Mr. J. Ronald McGregor was appointed Chief Financial Officer of the Issuer to replace Mr. Darcy T. Krell.

  In February 2012, the Issuer entered into an agreement to defer $39,676 in debt owed to a professional advisor which amount has been converted from a short term to a long term liability. This amount is now due on or after July 31, 2013.

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

     4.2      Mineral Property Interests

The following table summarizes the amounts expended on the original Dotted Lake Property, including option payments on the Lampson Lake claims, (“The Property”) as at January 31, 2012 and 2011:

			Total for	Total for
			year ended	year ended
	Dotted	Lampson	January 31,	January 31,
	Lake	Lake	2012	2011
Property acquisition costs
Balance, beginning of period	$15,261	$9,033	$24,294	$15,261
Additions	-	12,000	12,000	9,033
Balance, end of period	$15,261	$21,033	$36,294	$24,294

Exploration and evaluation costs
Balance, beginning of period	$176,585	$-	$176,585	$90,530
Additions
Drilling and related costs				57,832

Field and camp costs				213
Geological consulting				16,099
Project administration				6,754
Travel and accommodation				5,157
	-	-	-	86,055
Balance, end of period	$176,585	$-	$176,585	$176,585
Total, end of period	$191,846	$21,033	$212,879	$200,879

The original Dotted Lake Property was originally comprised of one claim acquired by the Company in 2001 at a cost of $200,000. The claim was allowed to lapse in late calendar 2002 and accordingly was written off during year ended January 31, 2003. It was re-staked by the Company in March 2003 which was less expensive than completing the exploration work assessment during the extreme winter weather conditions existing at the time. Since then, the Company has conducted certain acquisition and exploration activities on the Property; completed a National Instrument 43-101 compliant geological report; and kept its mineral interests in The Property in good standing with the Ontario Ministry of Northern Development and Mines (“MNDM”) for future exploration. In October 2009, the Company expanded its 100% owned holdings in the original Property from a single 15-unit claim to ten claims of 82 units by means of staking at a cost of approximately $11,000. Title to the Property was originally held in trust for the Company by a Company officer and director, Mr. Darcy T. Krell.

On April 20, 2010, the Company entered into an option agreement with local prospectors (the “Optionors”) regarding the Lampson Lake Property, an additional two claims comprising 22 units. adjacent to The Dotted Lake Property. The Company has an exclusive option to purchase 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012 subsequent to the current year end; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious stones recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters 3/4 of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred by the Optionors to Mr. Darcy T. Krell on July 13, 2010 in trust for the Company.

Mr. Krell transferred title to the Dotted Lake Property to the Company on January 27, 2012. After final payment for the Lampson Lake option on April 20, 2013, the Company’s holdings will then total 12 claims of 104 mining units on 1,683 hectares. The Dotted Lake Property is currently in good standing with the MNDM with due dates for work credits to be applied on claim anniversary dates ranging from November 17, 2012 to March 14, 2013.

The Company continues to monitor claims in the Dotted Lake area and may make additional acquisitions from time to time when management considers the claim to be strategic or otherwise a potential benefit to the Company.

Technical Report

The following discussion regarding the Dotted Lake Property with the exception of the information set out in Table 1 below, is taken from the NI 43-101 compliant Technical Report dated September 7, 2010 (as revised on November 30, 2010) prepared by Caitlin Jeffs H. B.Sc., P.Geo. and Michael Thompson H. B.Sc., P.Geo. of Fladgate Exploration Consulting Corporation of Thunder Bay, Ontario. The full text of the Technical Report is available for review at the registered office of the Company at Suite 203-409 Granville Street, Vancouver, BC V6C 1T2 and may also be accessed online, under the Company’s profile on the website: www.sec.gov/edgar. The information in the table entitled “Table 1 Claims Details” below has been derived from a mineral tenure search dated April 24, 2012 conducted through the online database of the MNDM website.

Property Description and Location
The Dotted Lake Property is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada (Figure 1). The Dotted Lake Property lies 45 km south of the town of Manitouwadge on NTS Sheet 42C13. The centre of the Dotted Lake Property has approximate geographic coordinates of 48°54’26”N, 85°45’50”W (UTM NAD83 Zone 16N 590,597mE, 5,416,050mN). The Dotted Lake Property is comprised of 12 mining claims totaling 104 units and covering 1683 hectares oriented approximately east west, 8.5 km long by roughly 2 km wide in an irregular shape (Table 1).

The Dotted Lake Property is an exploration stage property. There have been no improvements or mining activities conducted on the property and no permanent structures have been built on the property. There have been no mineral resource estimations completed on the Dotted Lake Property. Work on the property in the past three years has identified gold mineralization hosted in sulphide rich shear bands in granitoid rock.

The Issuer has not applied for any environmental or work permits on the Dotted Lake Property. There are no environmental or work permits required by law in Ontario for the exploration activities described or proposed in the Technical Report. Stripping and trenching on mining claims in Ontario is allowed without permits so long as the stripped area is under 10,000 square metres. A Permit to Take Water is required by the Ministry of Environment in Ontario if more than 50,000 litres of water is taken in one day, this amount would only be taken if multiple drills were active on a property at one time.

The authors of the Technical Report are not aware of any outstanding environmental liabilities attached to the Dotted Lake Property and there is no reason to believe there should be any. There has been no active mining or processing on the Dotted Lake Property.

The Dotted Lake Property was initially registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust for Gemstar Resources Ltd. (the Issuer’s former name) However, on April 8, 2009 the claim was transferred into the name of Darcy T. Krell, an officer and director of the Issuer, in trust for the Issuer. The registration of the Dotted Lake Property in the name of the Issuer was recorded on January 27, 2012.

The authors of the Technical Report verified titles and work summaries of the claims at the MNDM website. In order to maintain the claims in good standing, $400 of work is required per year per 16 hectare claim unit. The Dotted Lake Property claims (including the Lampson Lake Property) require approximately $41,000 of work in order to keep the claims in good standing each year. Work credits can be banked and used in future years. As of the date of the Technical Report, the Issuer had $7,323 banked for future credits and has spent $91,585 on a trenching and prospecting program that had not yet been submitted for assessment. Under the MNDM system, each claim comes due on the anniversary of the date the claim was recorded, therefore not all claims will come due on the same day in 2012 and 2013 (Table 1).

The Dotted Lake Property claims are outlined in Table 1 below and shown on Figure 1 and Figure 2. The property claim boundaries were located by records provided from Ontario’s MNDM website.

Table 1 – Dotted Lake Property Claims

Mining Claim No.	Township/Area	Units	Date Recorded	Date Due for Work Credits to be applied	$ Work Required/Year
3011450 (i)	Black River	15	14-Mar-03	14-Mar-13	$6,000
4245668 (ii)	Black River	6	6-Mar-09	6-Mar-13	$1,869
4246254 (ii)	Black River	16	21-Apr-09	21-Apr-13	$6,400
4252412 (iii)	Black River	12	17-Nov-09	17-Nov-12	$4,800
4252413 (iii)	Black River	12	17-Nov-09	17-Nov-12	$4,800
4252414 (iii)	Black River	2	17-Nov-09	17-Nov-12	$800
4252415 (iii)	Black River	2	17-Nov-09	17-Nov-12	$800
4252416 (iii)	Black River	1	17-Nov-09	17-Nov-12	$400
4252417 (iii)	Black River	2	17-Nov-09	17-Nov-12	$800
4252418 (iii)	Olga Lake	12	17-Nov-09	17-Nov-12	$4,800
4252419 (iii)	Olga Lake	12	17-Nov-09	17-Nov-12	$4,800
4252420 (iii)	Olga Lake	12	17-Nov-09	17-Nov-12	$4,800
	Totals	104			$41,069

(i)	Issuer’s original claim re-staked in March 2003.

(ii)

Lampson Lake Property optioned by the Issuer on April 20, 2010. Title was transferred to Darcy T. Krell in trust for the Issuer on July 13, 2010 pending final option payment due on April 20, 2013. Title was subsequently transferred to the Issuer and recorded on January 27, 2012.

(iii)	Staked by Darcy T. Krell on behalf of the Issuer in October 2009. Title was transferred from Mr. Krell to the Issuer on January 27, 2012.

Accessibility, Local Resources and Infrastructure
The Dotted Lake Property is situated in Northwestern Ontario and includes the north end of Dotted Lake. The property is not road accessible, but a newly constructed trail crossing the property to the northwest shoreline of Dotted Lake is suitable for ATV’s and wide enough for drill mobilization. The closest road is a logging road situated approximately 1 km north of the claims. This logging road branches east from Highway 614 at a point either 31 km south of Manitouwadge or 19.2 km north of the junction of Highway 614 with Highway 17, the TransCanada Highway. A blazed trail, starting at a distance of 8.2 km from Highway 614 along this logging road, leads into the property to the north end of Dotted Lake (Figure 2).

The nearest towns are Manitouwadge 26 km to the north, Marathon 45 km to the southwest and White River 42 km to the southeast. A pool of skilled labour for mining and exploration is present in the communities of Manitouwadge, Marathon and White River. All three communities have housing and facilities for educational, commercial and leisure activities. The city of Thunder Bay, 400 km to the west, is the nearest large regional population centre with many services and amenities for industrial, educational and leisure activities. The nearest railroad is the Canadian Pacific Railroad 20 km to the south along the TransCanada Highway. A Hydro One high voltage power transmission line passes 18 km south of the Dotted Lake Property.

Hudson Bay
Fort Severn
Peawanuck
James Bay
Baie James
Attawapiskat
MANITOBA
Big Trout Lake
Sandy Lake
Lansdowne House
Moosonee
Pikangikum
ONTARIO
Red Lake
Armstrong
Sioux Lookout
Kenora
Dryden
Kapuskasing
Cochrane
Geraldton
Iroquois Falls
Timmins
Kirkland Lake
Marathon
Fort Frances
Thunder Bay
Wawa
Chapleau
New Liskeard
QUEBEC / QUÉBEC
N
USA / É-U d'A
L Superior
Greater/Grand Sudbury
North Bay
Sault Ste Marie
Elliot Lake
Espanola
Hawkesbury
Pembroke
Ottawa
Cornwall
Little Current
Huntsville
Parry Sound
Bancroft
Brockville
Kingston
Owen Sound
Orillia
Belleville
Peterborough
Port Elgin
Barrie
Oshawa
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Hamilton
Welland
London
St Thomas
Sarnia
Chatham-Kent
Windsor
L Erie
USA
UNITED STATES OF AMERICA
L Michigan
L Huron
CANADA
LEGEND
National capital
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
Scale
100 0 100 200 300 km
Manitouwadge
Dotted Lake Property
Marathon
Lake Superior
0 25 50
kilometres

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Figure 1 - Dotted Lake Claims Location in the Province of Ontario

Figure 2 – Dotted Lake Claims

Climate and Physiography
The climate is characterized by long cold winters and hot summers. Average daily temperatures in summer range from 10° to 24°C and from 0° to -22°C in the winter months. In general, soil sampling, geological mapping and trenching programs are limited to the summer months. Snow cover and freezing conditions prevail from mid-November until late April and make transportation through the property easier for large equipment during the months when swampy wet ground is frozen and easier to move across.

The Dotted Lake Property is covered by lakes, swamps and low wooded hills. Elevations on the property vary from 380 to 450 m above sea level. A steep slope that is difficult to move down or up crosses the centre of the property in a north easterly direction. Vegetation is typical for a mixed boreal forest and the dominant tree species are spruce, balsam, jackpine, birch and poplar.

History

     1.      Previous Exploration Programs
High-grade zinc mineralization was first discovered on the Dotted Lake Property by trapper/prospector A. Fairservice in 1957 and is known as the “Fairservice zinc showing”. Initial work consisted of hand dug trenches and pits. A grab sample from the showing reported by Smyk contained 9.44% Zn, 0.012% Cu and 0.006 oz/ton gold. Since then the claims have been held by a variety of parties and several campaigns of AEM, and magnetic surveys have covered the property. Several campaigns of ground surveys along cut lines included VLF-EM, ground magnetics, HLEM, soil sampling and geological mapping have also been performed on the property.

The area has seen several periods of exploration. Initially the interest in the area was sparked by the Fairservice discovery and resulted in two companies exploring the property in the late 1950’s and through the 1960’s.

Table 2 – Past Exploration at Dotted Lake

Year	Operator	Work	PrincipalReference
1957	A. Fairservice	Discovery of Fairservice showing, sampling and trenching	MNDMF Mineral Deposits Inventory (MDI)
1964-1967	Irish Copper Mines Ltd.	Airborne EM and Magnetic Survey	Rattew, A.R., 1965
1968	Ontario Department of Mines	Geological mapping of Black River area	Milne, V.G., 1968
1982-1983	Clear Mines Ltd.	Geology, soil sampling (577 samples), ground magnetics and VLF ground surveys (15km), AEM by Aerodat (1,1570 square kilometres)	Symonds, D.F e.a., 1983 Scott Hogg, R.L., 1983
1988	McLaughlin Mines Ltd.	Soil sampling (120 samples), analysed for gold, silver and PGE	Ven Huizen, G.L., 1988
1989-1991	Noranda	Ground HLEM, VLF and Magnetic surveys over 1km by 5km along 100m to 200m spaced lines. Diamond Drilling 3 holes, 502m	Degagne, P., 1991 Walmsley, T., 1991
1991	Ontario Geological Survey	Mapping, description and sampling Fairservice showing	McKay, D., 1994
2005	Gemstar Resources Ltd.	Airborne VLF and Magnetic survey 100km 2/50m spaced lines	Berrie, C., 2005
2005	Gemstar Resources Ltd.	Ground Magnetic, VLF and line cutting 15km	Private Report
2008	Gemstar Resources Ltd.	Soil Sampling Program (3 traverses, 47 samples)	Jeffs, C., 2008
2009	Ontario Exploration Corporation	Line cutting (5km grid), Magnetic and VLF-EM survey over 5km (400 samples at 12.5m intervals), Prospecting, 32 grab samples	Griggs, H., 2009
2009	Rouge Resources Ltd.	Soil Sampling Program (5 traverse lines with 200m spacing; 61 samples with 50m spacing)	Jeffs, C., 2010
2010	Rouge Resources Ltd.	Trenching and Prospecting, four trenches	Internal Information

     2.      Significant Exploration Results

                    a.      1950’s-1960’s

In 1965 Irish Copper Mines Limited carried out an airborne EM survey in the White Lake area which covered the north western arms of Dotted Lake. Although a number of EM anomalies were encountered in the area, they were all very weak and only one conductive zone was interpreted as a possible sulfide conductor. This conductive zone was the only anomalous feature recommended for ground follow up.

A combined EM and Magnetics airborne geophysical survey was conducted in 1965 for Carravelle Mines Ltd. by Selco Exploration Co. on the Pulfa Prospect, between Black River in the west and White Lake in the east. The objective of this survey was to test the ground for unknown mineral or bedrock conductors. This survey was done as part of a larger survey which covered territory adjoining to the Pulfa Group of claims, with a total area of approximately 83 square miles and included the entire Dotted Lake Property. More detailed airborne surveys were completed in later years.

b. 1980’s-1990’s

In 1983 Clear Mines Ltd. systematically soil sampled and mapped over the area of the Fairservice showing covering a 2 km by 1 km area. Airborne magnetic and EM surveys encompassing 1,570 square kilometres, including the Dotted Lake area, were performed by contractor Aerodat Ltd. for Clear Mines Ltd. Several EM anomalies were detected but none over the Fairservice showing. The geochemical survey showed scattered anomalies for copper, zinc and lead.

The most comprehensive geophysical groundwork was completed by Noranda in 1991. Systematic VLF, magnetic and multi-frequency HLEM surveys were completed on 100 m to 200 m spaced lines over a 1 km by 5 km area. The Fairservice showing was found to be located on the western terminus of a 2.6 km long linear conductor/magnetic high. Noranda drilled three holes on this trend. The drilling, which included a hole at the Fairservice showing, did not intersect any significant mineralization but indicated that the long linear anomaly was possibly caused by magnetite and pyrrhotite bearing iron formation with local sphalerite at the Fairservice showing.

               c.      2000’s

In 2005, the Issuer, then known as Gemstar Resources Ltd., completed an airborne magnetic survey covering the central portion of the present claim block, followed by ground VLF and magnetic survey over the northwestern side of Dotted Lake including the area of the Fairservice showing.

The results of this survey are outlined in an operations report by Terraquest Ltd. Note that the title of that report states that an airborne magnetic and VLF-EM survey was completed, but no VLF data was processed. The report includes a digital terrain model and three magnetic maps (total magnetic intensity map, a vertical magnetic derivative map and the measured horizontal gradient). Apart from the contoured maps, no other interpretative comments or material were provided in the report.

Ground VLF-EM and magnetic surveys were completed on cut lines in the north central portion of the property. One hundred metre spaced lines were cut in March of 2005 and a total of 16.5 km were surveyed from April 6 to 10, 2005. Magnetic and VLF readings were recorded every 12.5 m. The survey is the subject of a report titled: “Geophysical Report for Gemstar Resources Ltd. on the Dotted Lake Property, Black River Area” authored by J.C. Grant CET, FGAC, May 2005. The report describes the specifications of the survey and has an interpretative section that relates the VLF conductors and magnetic features to their possible causes.

In 2008 a soil sampling program was carried out on the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over three 1 km long traverse lines trending north northwest approximately perpendicular to the main trend of structures in the region.

A second soil sampling program in 2009 was carried out on the Dotted Lake Property over the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over five 500 m long traverse lines trending north northwest approximately perpendicular to the main trend of structures in the region. The B horizon was taken to follow up on anomalous results from the 2008 soil sampling program to try and determine a clear trend in anomalous mineralization and also to confirm that the anomaly returned during the 2008 program was not a discrete occurrence.

In 2009 OEC contracted Katrine Exploration and Development to carry out a line cutting program just south of Lampson Lake (currently included as part of the western half of the Dotted Lake Property). A grid was established of 5 line kilometres of cut grid lines, spaced at 100 m intervals. A magnetic and VLF EM survey was performed by Larder Geophysics over the cut grid. A total of 5 line kilometres of magnetometer/VLF EM survey was read, consisting of approximately 400 magnetometer VLF EM readings with a 12.5 m sample interval. Assays from the 2009 OEC funding proved to provide little encouragement in base metals. The best values returned from sampling were 781 ppm Cu and 425 ppm Zn. One sample returned a value of 2.33 g/t Au, approximately 300 m south of Lampson Lake and appears to lie along a presumed shear zone. The sample was described as “mafic volcanic, altered, intense biotite, sheared, 3-5% pyrite and non-magnetic”.

A trenching and prospecting program was completed by Fladgate Exploration for the Issuer in 2010. Four trenches were cut following up on soil anomalies returned in the 2008 and 2009 programs and prospecting.

Geological Setting

     1.      Regional and Local Geography
Information on the regional and area geology is mainly from government sources, maps and reports. The property is situated in the Wawa sub-province of the Superior province of the Canadian Shield. All rocks are of Archaean age, with the exception of Proterozoic diabase dykes. The claims cover a portion of the north eastern part of the Schreiber-Hemlo Greenstone Belt. The eastern segment is subdivided into the 2.77 billion year old Hemlo-Black River assemblage to the northeast and the 2.7 billion year old Heron Bay Assemblage to the southwest. The assemblages are separated by the Lake Superior-Hemlo fault zone. The primary rock type of the Hemlo-Greenstone Black River assemblage is mafic volcanics. Felsic and intermediate volcanic rocks and clastics overlie the mafic volcanics. The belt is intruded by numerous felsic granitoids. Several stages of regional folding occurred in the belt, the latest stage is the most pervasive and occurred contemporaneous to, or predated, the intrusion of the granitoid bodies.

     2.      Property Geology
Local geological data is taken from government reports and from exploration work by Clear Mines Ltd. and also from drill holes completed by Noranda in 1991 and are supplemented by a report prepared by Andre M. Pauwels in December 2005 for the Issuer, then known as Gemstar Resources Ltd.

The predominant rock type in the Dotted Lake arm is foliated, fine grained, dark green, amphibole rich metavolcanic rock. Medium and coarse grained amphibolites are less common and occasional remnant pillow textures have been observed indicating a submarine depositional environment. Small sills and dykes of granitoid rocks are common in the volcanic rocks. A few thin (1 cm to 30 cm) layers of intermediate to felsic volcanic tuffs were observed in the area just north of Dotted Lake in the general vicinity of the Fairservice zinc showing. Magnetite, pyrrhotite-rich and garnetiferous amphibolitic iron formation is reported from drill holes 2 and 3 drilled by Noranda and contains massive sphalerite at the Fairservice zinc showing. These horizons, although volumetrically a small proportion of the rocks in the area, appear to be continuous along strike within the metavolcanic rocks according to geophysical surveys. Foliation of the metavolcanic rock is persistently east-northeasterly trending within an isoclinal syncline within the metavolcanics of the Dotted Lake Arm. This syncline appears to plunge to the west-southwest. The metamorphism within the belt is amphibolite grade.

The eastern portion of the claims contain a mafic and ultramafic intrusive complex of gabbro, peridotite and serpentinized peridotite intruded along the southern flank of the mafic volcanics. Ground magnetic surveys in the area indicate that this complex extends 800m further to the west than indicated on the mapping done by the Ontario Geological Survey. This area is covered by overburden. Granitoid rocks of the Dotted Lake Batholith cover the southern portion of the property. The granatoids are pink to light pink in colour, foliated and medium grained, and appear to intrude both the metavolcanics and mafic/ultramafic rocks.

Table 3 – Dotted Lake Property potential VMS style deposit

General VMS Characteristics	Observations at Fair service/Dotted Lake
Depositional Environment Marine volcanism	Depositional Environment Marine pillow basalts predominate in the area.
Bimodal (felsic-mafic) volcanic succession	Mainly mafic metavolcanics-minor felsic volcanic component at and near the showing.
Host horizon grades laterally into exhalative horizon.	The Fairservice showing is within an exhalite horizon (iron formation) that can be traced over at least 2.4km.
Mineralization Concordant bands of massive sulphides, chalcopyrite, pyrite, sphalerite, galena.	Mineralization Coarsely banded sphalerite concordant with strike - mineralization over 10m strike length, little or no chalcopyrite, no galena, small amounts of pyrite.

General VMS Characteristics	Observations at Fair service/Dotted Lake
Footwall Alteration Large zones of alteration are developed in the footwall below the main mineralization.	Footwall Alteration No large zones observed. Minor alteration around the mineralization at Fairservice. Rocks have regional metamorphic grade of amphibolite facies.

Recent gold results on the property discussed in the section below titled “Mineralization” indicate there is potential for a new deposit style on the Dotted Lake Property. The gold mineralization does not appear to be Hemlo style as the host lithology is felsic and not mafic and there is no anomalous arsenic, mercury or molybdenum which are all key elements associated with the gold at the Hemlo Deposit. Preliminary observations indicate the potential for a sheared Archean granitoid type deposit similar to that of the Hammond Reef deposit currently being evaluated by Osisko Mining. It must be stressed that this is a preliminary conclusion based on limited observations and data. More exploration work is required to expand on these results.

Mineralization
Mineralization at the Dotted Lake Property was first discovered at the Fairservice zinc showing. The showing was described in detail by M. Smyk. According to Smyk, the showing is hosted within a narrow band (up to 80 cm wide) of iron formation within mafic volcanic rock. It is described as follows:

“The mineralized zone occurs in the mafic volcanics and is oriented parallel to both the host rock foliation and the elongation direction of the pillows. The host metavolcanics become noticeably altered within 1 m of the mineralized zone.”

The mineralization is further described to be exposed over a maximum 20 m length and to contain sphalerite, magnetite, amphibole and disseminated garnet. The southern contact of the mineralization is a 1 m to 2 m thin felsic dyke, in part with the appearance of fissile sericite schist. The mineralization was interpreted by McKay to be hosted by iron formation which can be seen in intermittent outcrops over 200 m to the east of the showing. Grab samples from this iron formation reported by Smyk showed low anomalous zinc values.

Several rock samples at the Ontario Geological Survey in Thunder Bay show a 2 cm band of massive, coarsely crystalline, dark brown sphalerite (35%) adjacent to well aligned coarse grains of magnetite (25%) intermixed with coarse crystals of sphalerite and a matrix of dark green amphibole and chlorite (40%) and a small amount of disseminated phyrrotite and chalcopyrite. A grab sample reported by Smyk contained 9.44% Zn, 0.012% Cu, and 0.006 oz per ton gold.

One other zinc occurrence hosted in iron formation is reported from the Dotted Lake Arm. This occurrence, called the Brinklow zinc showing, is located approximately 6 km to the southwest of the Fairservice zinc showing and 2.5 km west of the Dotted Lake Property boundary. The Brinklow showing was drilled by Noranda in 1994 with no significant results.

The occurrence of massive sulphide bands hosted in an exhalative sedimentary unit within sea floor volcanic rocks with a component of intermediate to felsic volcanic rock classifies the mineralization as a metamorphosed volcanogenic massive sulphide (VMS) type of occurrence.

During the 2010 trenching program a new zone of mineralization was discovered in trench Tr-10-4. This zone consists of a narrow (approximately 30 cm wide) sheared granitoid rock, with 5-10% pyrite, strong sericite and trace of arsenopyrite. A grab sample taken from this rock unit returned a grade of 16.95 ppm Au, 218 ppm Zn and 7.7 ppm Ag. The same unit was channel sampled later on as part of Tr-10-4 channel sampling and returned an assay of 9.02 ppm Au, 859 ppm Zn and 1.2 ppm Ag over 0.40 m. This shear zone appears to be related to shearing noted in the northern part of the property, following the same east-west trend.

Exploration

Since 2008 Fladgate Exploration has conducted three exploration campaigns consisting of soil sampling, rock sampling, prospecting and trenching programs on behalf of the Issuer on the Dotted Lake Property.

     1.      Soil Sampling May 2008
During the period of May 21 to May 25, 2008 work carried out by Fladgate Exploration on the Dotted Lake Property included soil sampling of the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over three 1 km long traverse lines spaced 200 metres apart. A total of 47 samples were collected and analyzed for base and precious metals. Two samples, 01-01 and sample 01-03 (see Figure 4) assayed 0.484 ppm Au and 0.144 ppm Au respectively. The two anomalous samples are approximately 80 metres apart and do not indicate clearly if there is significant strike length to the mineralization or any clear trend in the strike direction (Figure 4).

     2.      Soil Sampling September 2009
During the period September 11 to September 14, 2009 work carried out by Fladgate Exploration on the Dotted Lake Property included soil sampling of the 3011450 claim area (see Figure 4). This project entailed sampling B horizon soils on 50 meter intervals over five 500 m long traverse lines spaced 200 m apart trending north northwest approximately perpendicular to the main trend of structures in the region. The subsoil B horizon was taken to follow up on anomalous results from the 2008 soil sampling program to try and determine a clear trend in anomalous mineralization and also to confirm that the anomaly returned during the 2008 program was not a discrete occurrence.

A total of 61 samples were collected and analyzed for base and precious metals. One high grade gold result, sample 3-29 assayed 0.234 ppm Au. The sample is one line west of the high grade gold results returned in the 2008 soil sampling program showing a possible east west trend to the gold anomalies and indicating a potential gold target in the bedrock below. Anomalous zinc was noted along the same trend in sample 4-41 located at 590,579 east and 5,416,197 north assaying 1,200 ppm Zn (Figure 4).

Soil Sampling Results Au ppm
0.05 to 4 (4)
0.004 to 0.05 (20)
0.003 to 0.004 (19)
0.001 to 0.003 (63)
(9) number of samples in range
359871 Claim Boundary and Number
590,000 mE
590,500 mE
5,417,500 mN
5,417,000 mN
5,416,500 mN
5,416,000 mN
09-3-32
09-3-29
01-03
01-02
01-01
4245668
4252418
4252417
3011450
Dotted Lake
4252415
4252416

Figure 4 – Soil Sample Results

     3.      Trenching 2010
During May 25 to June 5, 2010, the exploration program carried out by Fladgate Exploration over the Dotted Lake Property included prospecting, stripping/trenching, channel sampling and trench mapping. The goal of this program was to expose and test the bed rock in the vicinity of the location of the encouraging soil anomalies encountered in 2008 and 2009. Limited additional prospecting samples provided a cursory examination of other areas of the property as well.

Four trenches and approximately 8 km of access trail were completed between May 25 and June 5, 2010. The proposed trench targets were determined based on the historical data and soil anomalies highlighted in the 2008 and 2009 soil sampling programs. Trench locations are shown on Figure 5. Trenches were generally oriented in a south-north direction, perpendicular to the east-west trend of the bedrock. The exposed rock was washed using high-pressure water pump, then geologically mapped and channel sampled. Sample locations were tagged with aluminum tags with the appropriate samplenumber.

Figure 5 - Trench Locations

A total of 339 m of trenching was completed in a series of four trenches during May 25 to June 5, 2010. Three of the trenches, Tr-10-1, Tr-10-2 and Tr-10-3 were completed in the area of the Fairservice zinc showing. The fourth trench, Tr-10-4, was excavated in the vicinity of gold soil anomalies from 2008 and 2009 soil sampling. The trenches were excavated to an average depth of 0.5 -2 m and a width of 4 m exposing a total surface of 1356 m2. A summary of the trenching is set out below:

Table 4 – Trench Summary

Trench No.	Length (m)	Width (m)	Depth of over burden (m)	Surface Area (m2 )
Trench 1	17	4	0.5	68
Trench 2	152	4	1	608
Trench 3	23	4	1	92
Trench 4	147	4	2	588

Mapping was completed between May 30 to June 6, and June 12 to 16, 2010, at a scale of 1:100. Trenches Tr-10-1, Tr-10-2 and Tr-10-3 exposed mainly metavolcanic rocks and series of quartz feldspar porphyry and granodioritic dykes running approximately east-west. The metamorphism for the most part is of amphibole grade. The fourth trench, Tr-10-4 exposed granodiorite and gneissic- porphyritic rocks with narrow shear zones. The shear zones are 0.1 to 3.0 m wide, trend roughly east west, are pyrite rich with predominantly gneissic characteristics.

               a.      Trench Tr-10-1
Trench Tr-10-1 is 17 metres long and 4 metres wide and is predominantly foliated amphibolized mafic volcanics with moderately stretched pillow selvages, local isolated white quartz veins parallel to the strike, disseminated pyrite and trace of chalcopyrite. The key elements of this trench are a fault trending at 296° with a minor displacement and a 2.1 m wide shear zone within the mafic volcanics. The shearing is described as strong with traces of sericite, local disseminated fine grained red garnets, massive pyrite and rusty quartz veins. This trench is cross cut by two quartz feldspar porphyry dykes at 260°. These dykes are white, fine grained, with traces of pyrite.

A total of 15 channel samples were cut and assayed for gold and zinc. The shear zone appears well mineralized due to significant amounts of pyrite but no significant gold or zinc values were returned from the samples.

               b.     Trench Tr-10-2
Trench Tr-10-2 is 152 m long and 4 m wide, located to the immediate west of the Fairservice zinc showing and exposed garntiferous amphibolitic iron formation, metavolcanics and a series of granitoid dykes. The iron formation is described as green, medium grained with fibrous amphibole matrix with up to 10% fine grained red garnets, minor narrow local bands of sphalerite, and up to 5% pyrite. The rest of the trench consists of a series of metavolcanics (amphibolite and amphibolized mafic pillows), granitoid dykes and gabbro dykes. There are also minor faults and fractures noted in this trench.

A total of 77 channel samples were taken from trench Tr-10-2 and tested for gold and zinc. One sample returned a relatively elevated zinc value of 1010 ppm.

               c.      Trench Tr-10-3
Trench Tr-10-3 is 23 m long and 4 m wide and exposes mainly metavolcanic and massive gabbro. There is also minor shearing near the southern portion of the trench. The metavolcanic unit is described as fine grained, amphibolized, well foliated, locally sheared with trace to 2% pyrite. The gabbro unit is massive with medium grained hornblende and a narrow quartz feldspar porphyry dyke near the upper part of the trench. The quartz feldspar porphry dyke is identical to the ones in Tr-10-1 and Tr-10-2. A total of 11 channel samples were cut and assayed on Tr-10-3, but no significant values were returned.

               d.      Trench Tr-10-4
Trench Tr-10- 4 is located approximately 500 m south east of Fairservice zinc showing and it is 147 m long by 4 m wide with an average depth of 2 m. Due to the rubbly bedrock and deeply pocketed shear zones, the extent of cleaning in this trench was limited. This trench was located near the soil sampling anomalies returned in the 2008-2009 exploration programs. Trench Tr-10-4 is predominantly granite, granodiorite (some are gneissic) and quartz monzonite. The only well mineralized portions of this trench are two narrow, 30-40 cm wide, shear zones with up to 10% pyrite, strong sericite alteration and local patchy translucent quartz eyes.

A total of 41 channel samples were cut and assayed for gold and zinc. The channel samples from trench Tr-10-4 returned two significant samples in sheared, mineralized granodiorite, one of which returned 9.02 ppm Au and 859 ppm Zn over 0.40 m and another that returned 1.14 ppm Au over 1.00 m. Significant portions of the trench in the area around the two mineralized samples were unable to be channelled due to intense shearing and rubbly rock creating deep sections of the trench that Fladgate was unable to clean and channel sample. There is a possibility that in these areas of intense shearing there could be more mineralization.

               4.      Significant Results
Significant assays from the exploration programs run by the Issuer from 2008-2009 have been summarized in Table 5 below:

Table 5 – Significant Assay Results

Soil Samples	Sample ID	Year	Au ppm	Zn ppm
	01-01	2008	0.484	43
	01-03	2008	0.144	53
	03-29	2009	0.234	73
	03-32	2009	0.062	42
	04-41	2009	0.009	1215
Rock Samples	Sample ID	Year	Au ppm	Zn ppm
	Tr-10-4 H073934	2010	9.02	859
	Prospecting I920008	2010	16.95	218

               5.      Prospecting
Prospecting the Dotted Lake Property was also incorporated during the period of the trenching program, and was mostly focused in the vicinity of the soil anomalies to investigate and confirm the trench targets. A total of 11 rock samples were collected as part of the prospecting on claims 3011450, 4245668, 4252415 and 4246254. Prospecting sample I920008 (see Table 5) returned Au 16.95 ppm, Zn 218 ppm and Ag 7.7 ppm near the 2008-2009 soil anomalies. This sample was taken from trench Tr-10-4 location as a rock sample during the excavation.

               6.      Expenditures on the Issuer's Dotted Lake Property
The Issuer has spent approximately $161,636 in exploration work on the Dotted Lake Property since re-acquiring the first claim in 2003, with $107,000 of that amount having been spent within the three years preceding the date of the Technical Report.

Table 6 – Dotted Lake Exploration Expenditures 2007-2010

Item	CDN$	Comments
Accommodation	$6,474	Hotel while in the field
Assays	$9,781	ALS Chemex
Equipment rental	$28,410	Trenching and Road Building, channel cutting saw and cleaning pumps
Field supplies	$925	Bags, trays, etc.
Labour	$53,980	Geologists, project manager, and geotechs.

Meals	$1,361	Meals for geologists and geotechs while in the field

Travel and transportation	$3,121	Trucks and Mob-deMob of excavator
ATV's	$2,950	ATV's for access to property
Total	$107,002

          7.      Dotted Lake Exploration Targets
Two significant targets exist on the Dotted Lake Property, the Fairservice zinc target and the newly discovered gold zone.

Drilling

The Issuer has had no drilling completed on the Dotted Lake Property. Historically three diamond drillholes were completed by Noranda in 1991. The drilling is listed in Table 2 and results are discussed in the section titled “History”.

Sampling Method and Approach

In the past three years the Issuer has completed three exploration programs on the Dotted Lake Property all managed by Fladgate Exploration. The exploration programs included both rock and soil sampling.

          1.      Soil Sampling
A total of 109 soil samples were collected by Fladgate Exploration on the 3011450 claim of the Dotted Lake Property during the soil sampling programs completed in 2008-2009. During the 2008 soil sampling program samples were taken every 50 m on 200 m spaced lines. The spacing of the sampling lines and sample locations along lines was applicable for an initial exploration program assessing the property for an anomalous mineralization covering large areas of the property. A second soil sampling program was completed in 2009 to target anomalies returned in the 2008 program. In 2009 samples were taken every 50 metres on 200 metre spaced lines. The lines were between the 2008 sampling lines making a grid of samples taken every 50 metres on 100 metre spaced lines. The soil sampling program run in 2009 added tighter spacing to the sampling grid required to help further identify the nature of the anomalous mineralization discovered during the 2008 soil sampling program.

Samples were taken with a soil sampling auger and were between 100 and 400 grams. B horizon soils were taken wherever possible and some A and B horizon samples were taken when necessary. Samples were placed in a brown Kraft bag, the sample ID was written on the bag and also written in a notebook with a description including a location. Wherever soil was not present outcrop descriptions were noted. Records were kept of slope, vegetation and soil descriptions for each sample location.

The initial sample spacing from the Issuer’s 2008 soil sampling program was at a 200 metre sample line spacing suitable for an initial exploration program targeted at identifying any anomalous mineralization. The soil sampling assays returned anomalous gold and zinc mineralization, but did not clearly outline a specific strike of mineralization. The 2009 soil sampling program closed the soil sample lines to 100 metre spacing which returned further anomalous mineralization and identified a possible strike. Soil sampling has proven to be a useful exploration tool and could be used to expand on gold mineralization discovered during the 2010 trenching program. A similar soil sampling program could be useful in identifying any further mineralization on a property wide scale, but once again a second program might be necessary to infill soil sampling lines at tighter spacing in areas that return anomalous results.

          2.      Channel Sampling
From May 25 to June 17, 2010 channel sampling was carried out by Fladgate Exploration Consulting Corporation, utilizing a Stihl “quick-cut” rock saw. Two continuous parallel cuts on the outcrop were sawed then chipped out using a chisel. Each sample was placed in a thick plastic sample bag with the sample number clearly written on the outside of the bag with permanent marker and one portion of a three part sampling ticket placed inside. Each sample was sealed with a cable strap. The location of the samples was noted in the sample book and on the trench map. A total of 142 channel samples taken from the trenches including QA/QC samples, were tagged and bagged and shipped to ALS Chemex in Thunder Bay, Ontario by Fladgate Exploration personnel. All the collected samples were in the custody of Fladgate staff at all times. All the samples were assayed using ICP method. Assays were analyzed for a suite of 35 elements, including copper, gold, silver and zinc. Gold samples above 10 ppm were analyzed again using fire assay with an atomic absorption finish method.

Sample Preparation, Analysis and Security
Fladgate Exploration has managed the Issuer’s last three exploration programs on the Dotted Lake Property and implemented a similar QA/QC procedure for all three programs.

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

Before the samples were taken to ALS Chemex for analysis, QA/QC samples were inserted into the sample series approximately every 25 samples. For the soil samples no QA/QC samples were submitted during the 2008 program and only blank samples were submitted for the 2009 program. For blank material, pure silica sand was obtained from Accurassay Laboratories in Thunder Bay. During the 2009 soil sampling program, insufficient amounts of silica sand were submitted and the lab was unable to run both the multi element ICP package and the precious metals analysis. As a result, only the multi-element analysis was completed and therefore no gold results are available. In the future better care must be taken with QA/QC procedures.

All soil samples were analyzed using a 33 element four acid digestion ICP method and Pt, Pd, Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-61 and PGM-ICP23).

During the trenching and prospecting program completed in 2010 all samples were cut utilizing a Stihl “quick-cut” rock saw. Two continuous parallel cuts on the outcrop were sawed then chipped out using a chisel. Each sample was placed in a thick plastic sample bag with the sample number clearly written on the outside in of the bag with permanent marker and one portion of a three part sampling ticket placed inside. Each sample was sealed with a cable strap. Samples were then transported to Thunder Bay by Fladgate personnel and delivered directly to the ALS Chemex prep laboratory in Thunder Bay.

ALS Chemex Laboratories in Thunder Bay was used for assaying the samples taken during the trenching program in 2010. All trenching and prospecting samples were analyzed using a 35 element aqua regia ICP method and Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-41 and Au-ICP21). One gold assay returned a value greater than 10 ppm and was analyzed using fire assay with atomic absorption finish.

The quality measures taken to insure the accuracy of the assaying and analytical procedures during the trenching program included four QA/QC samples inserted in the batch of samples. The QA/QC samples consisted of blank samples and gold standard samples. The blank samples consisted of a piece of granite from Nelson Granite in Vermillion Bay, ON. The gold standard samples were purchased from RockLabs Limited in Aukland, New Zealand. Only one standard type was used, SL-34, which was a mid grade gold standard with a recommended value of 5.893 ppm (Table 7).

A total of 2 standard reference samples were submitted for assay during the 2010 trenching program. Standard sample H073944 returned a gold value at 5.85 ppm, and sample H073945 returned a gold value of 5.58 ppm. Sample H073945 returned a value 0.256 ppm lower than the recommended value for the SL-34 standard, and sample H073944 was at the lower end of the +/- 5% bracket considered acceptable for the SL-34 standard (Table 8). It is possible the lab had a low bias for the samples assayed during the 2010 sampling program, but not enough standards were submitted to return a statistically relevant dataset. In future programs, specifically drilling programs, a more comprehensive QA/QC program should be implemented.

A total of 2 Blank samples, H073943 and H073946, were also sent for assay during the 2010 trenching program, which both were returned with a gold value of <0.001 ppm.

Table 7 – QA/QC Reference Samples Summary

Type of Reference Material	Number of Standards sent	Label	Element	Recommended Value	95% Confidence Level
					Low	High
Gold Standard	2	SL-34	Gold	5.893 ppm	5.836 ppm	5.950 ppm

Table 8 – Trenching QA/QC Standard Sample Results

Standard Reference Sample ID	Sample ID	Assay Result (ppm)
SL-34	H073944	5.85
	H073945	5.58

The QA/QC procedures implemented during these early stage exploration programs would not be sufficient for a drill program that could potentially be used in a resource estimate in the future. If further exploration work is done on the Dotted Lake Property a more comprehensive QA/QC procedure will be necessary.

All samples collected during exploration programs run in the last three years have been sent to ALS Chemex for analysis. ALS Chemex has an ISO 9001:2000 certification at all of its laboratories in Canada. ISO, the International Organization for Standardization, is an internationally accepted organization for certifying quality management systems where an organization has demonstrated and documented their processes to consistently provide products that meet applicable regulatory and customer requirements.

Data Verification
The Technical Report relies mostly on historic data and reports and little documentation is available about past practices of data verification. No pulps or samples, apart from a few specimen samples remain available. More recent surveys, done on behalf of the Issuer in previous years, appear to have been technically well executed and the reporting and methods and results are discussed in more detail in the Technical Report.

The three most recent exploration programs have assay certificates from a certified laboratory and the programs were managed by one of the co-authors, Caitlin Jeffs.

Adjacent Properties
There are no mineralized properties or valid claims immediately adjacent to the Dotted Lake Property. The closest property is the Black Fox Property owned by Lund Gold Corp. located approximately 3 kilometres due south of the southern border of the Dotted Lake Property. The Black Fox Property has minimal exposed outcrop and was only sporadically explored before the Ontario government conducted airborne geophysical surveys over the region in 1999. According to the Lund Gold website, government geologists discovered high-grade float near the centre of the property, with samples returning consistent results ranging from 165 to 189 g/t gold. The altered float samples consisted of fragile angular blocs that are assumed proximal to their source location.

Mineral Processing and Metallurgical Testing
No mineral processing or metallurgical testing has been done on samples from the Dotted Lake Property to date.

Mineral Resource and Reserve Estimates
No mineral resources or mineral reserves have been located on the Dotted Lake Property.

Other Relevant Data and Information
All available and relevant technical reports and data relating to the Dotted Lake Property have been reviewed by the authors and the parts relevant to the evaluation of the Dotted Lake Property have been used to compose the Technical Report. The authors of the Technical Report are not aware of any information not used for the Technical Report the omission of which could make the Technical Report erroneous or misleading.

Interpretations and Conclusions
The Issuer has held the Dotted Lake Property since 2003 and has been slowly advancing the exploration work to determine the potential of the ground.

Exploration work to date has included airborne and ground geophysics in 2005, soil sampling in 2008 and 2009 and prospecting and trenching in 2010. The Issuer has spent a total of $161,636 in exploration on the property between 2003 and August of 2010 of which $107,000 was spent between May 2008 and August 2010.

The soil sampling programs completed in 2008 and 2009 were intended to evaluate the property for further mineralization and potentially to expand on the known zinc mineralization at the Fairservice zinc showing. The soil sampling successfully outlined previously undetected gold mineralization, but was not successful in expanding on the Fairservice zinc showing. Soil sampling has proven to be a valuable tool on this property and could be used to further explore the new claims acquired since the 2009 soil sampling program was completed.

The sampling procedure used during the exploration completed in 2008, 2009 and 2010 was adequate for initial exploration work, but any future programs should include a more thorough QA/QC procedure including a variety of check samples such as duplicate samples, reruns of sample pulps, a variety of standard samples including low and high grade gold and blank samples. Security of the samples and the procedures of marking sample identification and locations were sufficient and these practices should be continued in any further exploration programs.

The Dotted Lake Property should be considered to be an early stage exploration project upon which the Issuer should continue to conduct further exploration in order to gain a further understanding of the nature and extent of the gold mineralization exposed in trench Tr-10-4.

Recommendations
The Dotted Lake Property lies in an underexplored area of the Schrieber-Hemlo greenstone belt which is host to the Hemlo Gold deposit.

Based on the positive results from the Issuer’s initial exploration work, it is recommended to continue working on the property to fully define the gold potential. The Issuer’s next phase of exploration should continue to outline the strike extent and width of the gold mineralization uncovered in the past three years exploration programs. It is recommended to initially explore the property by further soil sampling, prospecting and trenching.

The initial soil sampling programs completed in 2008 and 2009 successfully indicated the location of previously undiscovered gold mineralization. It is recommended by Fladgate to conduct another soil sampling program covering all of the newly acquired claims. Continuing with the previously used spacing of 200 m spaced lines with 50 m spaced samples would require approximately 1200 samples to cover all of the newly acquired claims.

Trenching completed during the 2010 exploration program was limited to four metre wide strip trenching appropriate for following up on an ill-defined soil sampling target. During the 2010 program multiple significant results were discovered. Two of those significant results were located in the northern edge of trench Tr-10-4. The alteration associated with the mineralization was not completely exposed during the trenching, and only a four metre wide swath of the strike extent was exposed. Further exposure of this mineralized zone is recommended to discover if the mineralized zones continues to the north and also to uncover readily exposed strike extent of the mineralization to observe if the mineralization is a constant width and continuous along strike. Once results from the expanded soil sampling program recommended have been analyzed further trenching targets should be explored. A second phase of exploration is recommended, pending positive results from the trenching and soil sampling. The second phase will consist of approximately 1500 m of diamond drilling to test gold mineralization discovered on surface.

The budget for the two phases of exploration is summarized in Table 9.

Table 9 – Budget for proposed exploration on Dotted Lake Property

Budget Item	Total (CAD$)	Comments
Exploration (Phase 1) Property wide soils and further trenching
Consulting geologist	$52,000	Consulting geologist at $650/day
Geotechnicians	$39,000	Geotechnician at $325/day
Truck and ATV Rental and Fuel	$22,000	Truck at $75/day and ATV at $125/day
Heavy Equipment Rental	$30,000	Trench digging at $140/hour
Assays	$45,500	Assaying at $35/sample
Room and board	$17,500	$125/day per geo & tech
10% contingency for miscellaneous items	$20,600	Field supplies etc.
Subtotal (Phase 1):	$226,600

Exploration (Phase 2) 1500 metres of diamond drilling
Consulting geologist	$52,000	Consulting geologist at $650/day
Geotechnicians	$16,250	Geotechnician at $325/day
Room and board	$12,500	$125/day per geo & tech
Truck and Fuel	$6,250	Truck at $75/day +fuel
Logging Shack w/saw	$2,500	$1500/month
Heavy equipment rental	$10,000	Building drill pads and access roads
Assays	$18,375	Assaying at $35/sample
Diamond Drilling	$165,000	Diamond drilling at $110/metre
10% contingency for miscellaneous items	$28,288	Field supplies etc.
Subtotal (Phase 2):	$311,163
Total CAD$ (Both Phases)	$537,763

Figure 2 - Dotted Lake Claims

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

We are party to an amended agreement dated August 1, 2008 with Mr. Darcy Krell, our Secretary and General Manager, who is engaged to perform certain management and administrative functions on our behalf for a fee of $7,500 per month, including $5,000 for management fees and $2,500 for office rent. Mr. Krell is the husband of our President and CEO, Ms. Linda Smith.

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

Permits and regulations will control all aspects of any production program, if the project continues to that stage, because of the potential impact on the environment. Examples of regulatory requirements include:

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

ITEM 4A.                  Unresolved Staff Comments

None.

ITEM 5.                     Operating and Financial Review and Prospects
                                             (stated in Canadian $ under IFRS)

               5.1      Operating Results

We are an exploration stage company currently owning 10 claims of 82 mining units on the Dotted Lake property located in north-central Ontario, Canada with an option to purchase an additional 2 claims of 12 mining units on the adjacent Lampson Lake property. No revenue has been realized to date.

The following table summarizes information taken from our audited financial statements and presented in accordance with IFRS as at and for the years ended January 31:

	2012	2011	2010
FINANCIAL POSITION
Total Assets	$ 243,140	$ 364,036	$ 169,424
Total Liabilities	$ 351,824	$ 193,436	$ 1,140,457
Accumulated Deficit	$ (3,272,837)	$ (2,993,553)	$ (2,737,861)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Comprehensive Loss	$ (279,284)	$ (255,692)	$ (118,922)
Comprehensive Loss per share	$ (0.01)	$ (0.01)	$ (0.01)

The following table summarizes results of operations for the years ended January 31 and should be read in conjunction with the audited financial statements contained herein:

		2012		2011		2010

Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		$1,008		$15,365		$14,561
Management fees		60,000		60,000		60,000
Listing application fees & exp.		90,507		41,003		-
Office administration and travel		64,022		69,589		44,395
Professional fees		47,387		54,506		40,339
Transfer agent and filing fees		16,360		15,229		11,308
Total expenses		(279,284)		(255,692)		(170,603)
Accounts payable write-off		-		-		51,681

Net and comprehensive loss		$(279,284)		$(255,692)		$(118,922)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Comprehensive loss

The Company reported a comprehensive loss of $279,284 for year ended January 31, 2012 compared to a net loss of $255,692 for the previous year. This $23,592 increase in net loss resulted from the following:

-	$14,357 decrease in amortization due to expiry of promissory note accretion
-	$49,504 increase in listing application fees and expenses due to intensity of documentation required by our lawyer and regulatory authorities
-	$5,567 decrease in office administration and travel expenses mainly due to overhead reductions
-	$7,119 decrease in professional fees (legal, audit and accounting) primarily due concentration of time and effort by company lawyer on the listing application charged to a separate account
-	$1,131 increase in transfer agent and filing fees

5.2      Liquidity and Capital Resources

The following table summarizes the working capital (deficiency) as at January 31:
Working Capital (Deficiency)	2012	2011	2010

Current assets	$20,774	$153,371	$55,439
Current liabilities	(312,148)	(193,436)	(1,140,457)

Working capital (deficiency)	$(291,374)	$(40,065)	$(1,085,018)

During the year ended January 31, 2012, the working capital deficiency increased to $291,374 from $40,065 primarily due to decrease in cash balance and increase in amounts due to related party both resulting from the funding requirements of on-going operating losses.

The following table summarizes cash flows for the years ended January 31:

Cash Flows	2012	2011	2010

Net cash used in operating activities	$(258,591)	$(224,963)	$(157,733)
Net cash used in investing activities	(12,709)	(97,119)	(20,446)
Net cash provided by financing activities	144,171	413,411	226,946

Increase (decrease) in cash	$(127,129)	$91,329	$48,767

Cash, beginning	144,952	53,623	4,856

Cash, end	$17,823	$144,952	$53,623

At January 31, 2012, the Company’s cash position was $17,823 compared to $144,952 at January 31, 2011. The $127,129 decrease in cash for year ended January 31, 2012 (“2012 period”) and the $91,329 increase in cash for year ended January 31, 2011 (“2011 period”) resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $258,591 in 2012 period and $224,963 in 2011 period was due in both periods to on-going operating losses adjusted for relatively minor non-cash items and changes in non-cash working capital items.

(ii)

Net cash used in investing activities of $12,709 in 2012 period was primarily due to scheduled payment of $12,000 under the exclusive option agreement to purchase the Lampson Lake Property. The $97,119 expended in 2011 period was primarily due to prospecting, trenching and preparing the consulting geologist’s report on the Dotted Lake Property along with the $7,000 initial option payment on the Lampson Lake Property.

(iii)

Net cash provided by financing activities of $144,171 in the 2012 period was provided exclusively from related party funding of operating expenses. The $413,411 of net funding received in the 2011 period was due to successful completion of a $1,500,000 private placement (excluding share subscriptions received in advance and modest share issue costs) offset by $983,914 of net repayments to related parties.

See ITEM 8.2 below for subsequent events

          5.3      Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

ITEM 6.                     Directors, Senior Officers and Employees

          6.1      Directors and Senior Officers

Background information about our directors and senior officers is shown below ss at January 31, 2012:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Linda J. Smith	President, Chief Executive Officer and Director	62	October 27, 2000
Darcy T. Krell	Secretary, General Manager and Director	63	October 10, 2008
J. Ronald McGregor	Chief Financial Officer and Director	68	December 13, 2011
Brian A. Lueck	Director	51	October 25, 2010
Mark H. Holden	Director	53	October 25, 2010
Steven J. Chan	Director	47	December 13, 2011
James O. Burns	Director	80	December 13, 2011

There are no arrangements or undertakings between any of our directors or executive officers, pursuant to being selected as a director or senior officer. However, there is a family relationship between two of our officers in that Ms. Linda Smith and Mr. Darcy Krell are husband and wife. The following describes the business experience of our directors and senior officers, including other directorships held in reporting companies:

Linda Smith
Ms. Linda Smith has acted as our president, CEO and one of our directors since October 27, 2000 to present. She spends approximately 10% of her time assisting Mr. Darcy Krell in providing management services to us for which she receives no compensation.

Ms. Smith acted as Blue Lightning Ventures Inc.’s president and director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from June 1999 to April 2003; for Candorado Operating Company Ltd. from June 2000 to November 2001; and for East-West Petroleum Corp. (formerly Algorithm Media Inc.) from December 2005 to December 2009. All of these companies are British Columbia and Alberta reporting corporations and involved in mineral property exploration.

Ms. Smith was also employed as a part-time dental assistant from May 1995 to October 2002.

Darcy Krell
Mr. Krell has served the Issuer in several capacities, including as the Issuer’s corporate secretary since March 31, 2005 and a director since October 10, 2008. He has acted as the general manager of the Issuer since November 1, 2000. Mr. Krell also served as the Issuer’s CFO from October 10, 2008 to January 9, 2012. He has been a private investor in various public and private companies since 1996. He has extensive business experience but has no professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on the business of the Issuer.

Mr. Krell also acted as a director of Big Bar Gold Corporation from March 2000 to April 2004 and Blue Lightning Ventures Inc. from March 2002 to July 2004. In addition, Mr. Krell acted as a director of Algorithm Media Inc. from December 2005 to January 2010. All of these companies are Alberta and British Columbia reporting companies and involved in mineral property exploration.

Ronald McGregor
Mr. McGregor has been contract controller for the Issuer since December 2006; President of AYL Enterprises Ltd., a private company providing contract controller services to public companies, since September 1996. He has also been a senior accounting instructor at BCIT since January 1997. Mr. McGregor devotes approximately 20% of his time to the business of the Issuer.

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

Steven Chan
Mr. Chan has been the CCO for Wasco Management Inc. since September 2010. He is a director of several companies listed on the Exchange including Abitibi Mining Corp.; Amador Gold Corp.; Expedition Mining Inc.; Kermode Resources Ltd.; Klondike Gold Corp.; Klondike Silver Corp.; La Ronge Gold Corp.; Lakewood Mining Co. Ltd., Sedex Mining Corp.; and Zinccorp Resources Inc. He was Vice-President of Cambridge House International Inc. from April 2000 to June 2010. Mr. Chan intends to devote approximately 5% of his time to the business of the Issuer.

James Burns
Mr. Burns is a retired businessman since 1998 following sale of his Northern Ontario hunting and fishing lodge which he operated for many years. Mr. Burns intends to devote approximately 5% of his time to the business of the Issuer.

None of the above individuals have entered into non-competition or non-disclosure agreements with the Company. Except as otherwise disclosed, none of the above individuals are employees or independent contractors of the Company.

          6.2      Compensation of Directors and senior officers

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and senior officers. The following fairly reflects all material information regarding compensation paid to our directors and senior officers for the fiscal years ended January 31 as follows

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR [1]	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compen- sation	Awards		LTIP payouts	All Other Compen- sation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Linda Smith as President, CEO Officer and Director	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Darcy Krell, as Secretary, General Manager, CF O and Director [4]	2012 2011 2010	$60,000[2] $60,000[2] $60,000[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$30,000[3] $30,000[3] $30,000[3]
Ronald McGregor as CFO and Director [5]	2012 2011	$23,492 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Mark Holden as Director [6]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Brian Lueck as Director [6]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Steven Chan as Director [7]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
James Burns as Director [7]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

[1]	February 1 to January 31.
[2]	Represents management fees.
[3]	Represents amounts paid to Darcy Krell for rent of office facilities provided for the Company.
[4]	Resigned as CFO on December 13, 2011.
[5]	Appointed CFO and Director on December 31, 2011 and will continue to earn fees on an hourly basis primarily for accounting and financial reporting services as has been done since December 2006.
[6]	Appointed as Director on October 25, 2010
[7]	Appointed Director on December 13, 2011.

The Issuer has not paid any compensation for director services per se in the fiscal years ended January 31, 2012, 2011 and 2010. The Issuer paid for certain management and administrative services to Mr. Darcy T. Krell, prior to him becoming a director of the Issuer in October 2008 in his capacity as the Issuer’s Secretary, General Manager and Chief Financial Officer. The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008. Under this agreement, home office rent increased from $1,500 to $2,500 per month; however, the increased rent payments did not commence until February 1, 2009.

          6.3      Board Practices

Linda Smith was appointed President, CEO and director on October 27, 2000. Darcy Krell was appointed director on October 10, 2008. Mark Holden and Brian Lueck were appointed directors on October 25, 2010. Ronald McGregor, Steven Chan and James Burns were appointed directors on December 31, 2011. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once every calendar year and not longer than thirteen months from the last annual general meeting. The last annual general meeting was held in Vancouver, BC on December 13, 2011.

We have a three member audit committee of the Board but have not appointed a compensation committee. Full text of the audit committee charter is attached as an Exhibit.

          6.4      Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants.

          6.5      Share Ownership of Directors and Senior Officers

Our directors and officers own beneficially the following securities of the Company as of the date of this annual report.

			Percentage of Issued and
	Number of Shares	Number of Warrants	Outstanding Shares
Linda Smith	500,000	500,000	1.2%
Darcy Krell	500,000	500,000	1.2%
Steven Chan	2,700,000	2,000,000	6.7%
James Burns	2,000,000	2,000,000	4.9%
	5,700,000	5,000,000	14.0%

The above percentages are based on the 40,565,171 common shares issued and outstanding in our capital stock as of the date of this annual report.

We have adopted a rolling stock option plan but to date no stock options have been granted to our directors and officers and no stock options are outstanding to the date of this annual report.

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

As of the date of this annual report, the following person known to us was the beneficial owner of more than five percent of our outstanding common shares.

	Number of Shares	Percentage of Issued and
Name of Shareholder	Owned	Outstanding Shares

Steven Chan	2,700,000	6.7%

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

          7.2      Related Party Transactions

The following related party payables to officers and directors of the Company are unsecured, non-interest bearing and have no fixed term of repayment as at January 31:

	2012	2011	2010
Payable to directors and officers of the Company	$254,118	$100,913	$1,069,901

$9,041 payable to related parties has been transferred-in from accounts payable for disclosure purposes in this table for year ended January 31, 2012.

Included in the amounts due to related parties at January 31, 2010 is a convertible promissory note from an immediate family member of an officer of the Company in the amount of $41,827. The amount was non-interest bearing and is unsecured and the maturity date was January 1, 2011. The loan was fully repaid during the year end January 31, 2011.

The Company had the following transactions with officers and directors of the Company during the years ended January 31:

	2012	2011	2010
Accounting and financial reporting services	$23,492	-	-
Management services	60,000	60,000	60,000
Office rent	30,000	30,000	30,000
	$113,492	$90,000	$90,000

These transactions arer ecorded at the exchange amount, which is the consideration agreed to between the related party.

          7.3      Interests of Experts and Counsel

Our experts and legal counsel have no direct or indirect interest in our properties nor our shareholdings and are not employed on a contingent basis.

ITEM 8.                     Financial Information

The audited financial statements for the year ended January 31, 2012 are attached hereto as an exhibit and incorporated herein by reference.

          8.1      Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

          8.2      Subsequent Events

i) On February 6, 2012, the Company entered into an agreement to defer $39,676 of debt owed to a professional advisor to a date beyond July 31, 2013. Accordingly, this amount has been reclassified from short term to a long term liability of the Company as at January 31, 2012. The amount is unsecured and non-interest bearing.

ii) On April 20, 2012, the Company made its third payment of $16,000 pursuant to the option agreement dated April 20, 2010 regarding 100% purchase of the Lampson Lake Property.

iii) On April 30, 2012, the 30,000,000 of share purchase warrants expired (see ITEM 10.1) .

iv) Subsequent to January 31, 2012, the Company applied to the TSX Venture Exchange for the listing of its common shares. Conditional approval was received on April 25, 2012. The listing is conditional on the fulfillment of certain regulatory requirements and a private placement financing of up to $1,200,000 from issuance of a maximum of 4,800,000 units at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company plans to offer and issue the units and their underlying securities only to persons outside the United States pursuant to Regulation S, promulgated under the Securities Act. The financing was not closed on the date of the financial statements.

ITEM 9.                     The Offer and Listing

We are currently a reporting issuer in both British Columbia and Alberta and file as a foreign issuer with the United States Securities and Exchange Commission. After filing and receipting a registration statement on Form 20-F with the United States Securities and Exchange Commission, our common shares were posted for trading on the Over-the-Counter Bulletin Board (OTC:BB) in the United States under the symbol GMSRF on February 14, 2007. With the name change to Rouge Resources Ltd., the trading symbol was changed to ROUGF effective March 25, 2008. The shares are now quoted on the OTCQB operated by OTC Markets Group, Inc. in the United States.

The following table sets forth the high and low prices of our common shares in US funds on a quarterly basis since trading began on the OTCBB:

3 months ended	High	Low

February 14 to April 30, 2007	No trading
July 31, 2007	No trading
October 30, 2007	$0.50	$0.20
January 31, 2008	$0.70	$0.10

April 30, 2008	$1.00	$0.12
July 31, 2008	$0.13	$0.10
October 31, 2008	$0.10	$0.05
January 31, 2009	$0.07	$0.06

April 30, 2009	$0.06	$0.01
July 31, 2009	No trading
October 31, 2009	No trading
January 31, 2010	No trading

April 30, 2010	No trading
July 31, 2010	$0.30	$0.30
Oct 31, 2010	$0.35	$0.35
January 31, 2011	$0.35	$0.35

April 30, 2011	$0.35	$0.35
July 31, 2011	No trading
October 31, 2011	$0.35	$0.35
January 31, 2012	No trading

April 30, 2012	$0.50	$0.35

Previously our common shares were traded on the Canadian Venture Exchange and its predecessor, the Vancouver Stock Exchange, under the symbol “GMS” before the name change to Rouge Resources Ltd. effective March 25, 2008. On July 12, 2001, our shares were suspended from trading on the Canadian Venture Exchange due to failure to meet the Exchange’s minimum working capital requirements. The Canadian Venture Exchange (now called the TSX Venture Exchange) required that listed companies have a minimum of $50,000 in unallocated working capital. At that time, we did not meet this requirement and trading in our shares was suspended.

The Cease Trade Orders issued against us on November 7, 2003 by the Alberta Securities Commission (the “ASC”) and on January 14, 2004 by the British Columbia Securities Commission (the “BCSC”) were lifted on August 18, 2006 by the BCSC and on August 23, 2006 by the ASC. These reactivation and revocation orders resulted from the Company bringing its disclosure records up-to-date on SEDAR (www.sedar.com); preparing a new Evaluation Report regarding the merits of the Dotted Lake property dated December 6, 2005; meeting all other regulatory requirements; and paying all required fees and penalties.

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

ITEM 10.                     Additional Information

          10.1      Share Capital

(i) Common Shares

Authorized
Unlimited common shares without par value

Issued and Outstanding	Number of
	shares	Amount

Balance, January 31, 2010	10,565,171	$1,613,471
Private placement @ $0.05 per share	30,000,000	1,500,000
Share issue costs		(2,675)

Balance, January 31, 2011 and 2012	40,565,171	$3,110,796

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

(ii) Share Purchase Warrants	Number of
warrants

Balance, January 31, 2010	10,000,000
Issued	30,000,000
Expired	(10,000,000)

Balance, January 31, 2011 and 2012	30,000,000

The weighted average life for the share purchase warrants outstanding at January 31, 2012 was 0.25 years. Subsequent to January 31, 2012, the 30,000,000 warrants expired without exercised.

(iii) Stock Option Plan

The Company’s stock option plan is in the form of a rolling stock option plan, which provides that a committee of the Board of Directors may from time to time, at its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share

The number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

No stock options have been granted in current and prior years and no stock options are currently outstanding.

(iv) Equity component of convertible note, ie. Contributed Surplus

Balance, January 31, 2012, 2011 and 2010	$53,357

Other than the above securities, no other securities are outstanding which are convertible into, or exchangeable for, the Company’s shares as currently foreseen.

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

          10.3      Material Contracts

The following material contracts are currently outstanding:

i)	the Debt Deferral Agreement dated February 6, 2012 between the Issuer and Gregory S. Yanke Law Corp. regarding the deferral of $39,676 of the Issuer debt to July 31, 2013 or later;

ii)

the amended management agreement with Mr. Darcy Krell dated August 1, 2008 . The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month due to more time and effort required to run the business pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008. Under this agreement, home office rent increased from $1,500 to $2,500 per month; however, the increased rent payments did not commence until February 1, 2009.

iii)

the option agreement dated April 20, 2010 with certain Ontario prospectors to purchase two claims of the Lampson Lake Property, adjacent to the Dotted Lake Property. We have an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012 subsequent to the current year end; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious stones recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters 3/4 of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred by the Optionors to Mr. Darcy T. Krell on July 13, 2010 in trust for the Company.

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

The QEF election also allows the Electing U.S. Shareholder to:

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

          10.7      Statements by Experts

We have placed reliance upon:

(i) our lawyer, Doug Eacrett, Barrister & Solicitor, Suite 203 - 409 Granville St, Vancouver BC, Canada V6C 1T2, as expert in Canadian commercial law.

(ii) our special Canadian securities counsel, Dale Rondeau, C/o Thomas Rondeau, LLP, Business Lawyers, Suite 300 – 576 Seymour St, Vancouver, British Columbia, Canada, V6B 3K1, as expert in Canadian securities law.

(iii) our special US securities counsel, Thomas E. Puzzo, Esq., Law Offices of Thomas E. Puzzo, PLLC, 3823 44th Ave. NE, Seattle, Washington 98105, USA, as expert in US securities law.

(iv) our consulting geologists, Ms Caitlin Jeffs, C/o Fladgate Exploration Consulting Corp., 195 Park Avenue, Thunder Bay ON, Canada, P7B 1B9, and Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9, as expert in mineral exploration geology of precious and base metals.

(v) our auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1, as expert in Canadian and US accounting, auditing and Canadian income tax.

          10.8      Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://www.sec.gov/edgar) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have made our filings with the SEC electronically as a reporting foreign issuer.

          10.9      Subsidiary Information

Not applicable

ITEM 11.                     Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial statements due to adverse changes in financial market prices and rates, including credit risk, liquidity risk, foreign exchange risk and interest rate risk..

We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations in commodity-based market prices associated with resource property interests. We are of the opinion that we address environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations. Accordingly, no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government on its expenses and purchases.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures there are sufficient funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash, primarily through private placements, or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Capital Management
The Company's policy is to maintain a capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of share capital net of accumulated deficit.

There have been no changes in the Company's approach to capital management during the current fiscal year and the Company is not subject to any externally imposed capital requirements.

ITEM 12.           Descriptions of Securities Other than Equity Securities

          12.1      Warrants

Refer to Item 10.1 (ii) above.

          12.2      Stock Options

Refer to Item 10.1 (iii) above.

PART II

ITEM 13.           Defaults, Dividend Arrearages and Delinquencies None

ITEM 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.           Controls and Procedures

          15.1      Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report. Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of January 31, 2012.

          15.2      Management’s Annual Report on Internal Control over Financial Reporting

As of January 31, 2012, management assessed the effectiveness of our internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

i) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

ii) Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control –Integrated Framework. Based on that evaluation, completed by Linda Smith, our President and Chief Executive Officer, and Ronald McGregor, our Chief Financial Officer, management concluded that, during the period covered by this report, such internal controls and procedures were operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management during the review and approval process along with the annual independent audit.

          15.3      Auditor’s Attestation Report

The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended January 31, 2012. In this annual report , the Company’s independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has not given an opinion on the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended January 31, 2012, and has not issued an attestation report on the Company’s internal control over financial reporting.

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

          15.4      Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended January 31, 2012 that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16           (Reserved)

ITEM 16A.       Audit Committee Financial Expert

Audit Committee of the Board
Our audit committee is comprised of Linda Smith, Steven Chan and James Burns. They undertake reviews of our company’s financial statements and determine the adequacy of internal controls and other financial reporting matters. Messrs. Chan and Burns are “independent” as the term is used in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Ms. Smith is the President and CEO of the Company and therefore is not an independent member of the audit committee

Audit Committee Financial Expert
Our audit committee does not have a member that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. The members of our audit committee have primarily gained their financial education and experience through their participation in the management of other private and publicly traded companies.

Linda J. Smith, Steven J. Chan and James O. Burns consider themselves “financially literate”, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Issuer’s financial statements. Ms. Smith has been a director and officer of the Issuer since October, 2000 and strengthens the continuity of the committee with her knowledge of the Issuer’s financial and business history. Mr. Chan has and continues to be extremely active in the junior exploration and mining industry and has gained a wealth of experience through his involvement as a director of a number of public companies including, in some instances, as a member of audit committees. Mr. Burns is a retired businessman and brings to the committee experience from the private sector, including through his ownership and management of a fishing and hunting lodge in Northern Ontario.

ITEM 16B.       Code of Ethics

In its annual reports on Form 20-F for the fiscal years ended January 31, 2011, 2010, 2009, 2008, 2007 and 2006 the Company erroneously disclosed that,

“Our board of directors has adopted a Code of Business Conduct and Ethics that applies to, among other persons, members of our board of directors, our company’s officers including President, Chief Financial Officer, contractors, consultants and advisors.”

The Company, in fact, has never adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because the Board had found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation, the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company and its shareholders.

ITEM 16C.       Principal Accountant Fees and Services

During the years ended January 31, 2012 and 2011, we paid fees of $17, 250 and $17,500 respectively to our principal independent accountant for professional services rendered in connection with the audits of our year-end financial statements, our annual report filed on Form 20-F, and our corporate income tax returns.

During fiscal years ended January 31, 2012 and 2011, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

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

Not Applicable

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 16F.        Change in Registrant’s Certifying Accountant

Not Applicable

ITEM 16G.        Corporate Governance

Not applicable.

ITEM 16H        Mine Safety Disclosure

Not applicable

PART III

ITEM 17.           Financial Statements

Our financial statements for the years ended January 31, 2012, 2011 and 2010 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants without reservation, as follows:

Audit report dated May 28, 2012
Balance sheets as at January 31, 2012, 2011 and February 1, 2010
Statements for the years ended January 31, 2012 and 2011
Comprehensive Loss
Changes in Shareholders’ Equity (Deficiency)
Cash Flows
Notes to the financial statements for the years ended January 31, 2012 and 2011

All our financial statements are prepared in accordance with IFRS and all figures are expressed in Canadian dollars.

ITEM 18.           Exhibits The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (with audit report dated May 28, 2012)
Exhibit 2:	Certificate of Incorporation (March 31, 2008)*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 25, 2008)**
Exhibit 4:	Consent of Geologists (May 29, 2012)
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with Form 20-F on September 16, 2003
**	Previously filed with Form 20-F on June 10, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: May 30, 2012
	By:	/s/ Linda Smith

Linda Smith,
President and Chief Executive Officer