Form 20-F
period 2013-01-31
Rouge Resources Ltd.
filed 2013-05-15
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

[   ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2013
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

44,633,171 Common Shares

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

PART I

ITEM 1.                 Identity of Directors, Senior Management and Advisors

     1.1                     Directors and Senior Management:

Linda J. Smith #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director
Darcy T. Krell #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Secretary, General Manager and Director
J. Ronald McGregor #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Chief Financial Officer, Director
Steven J. Chan #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
James O. Burns #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
Brian A. Lueck #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
Mark H. Holden #203-409 Granville Street, Vancouver British Columbia, V0R 1X0, Canada	Director

     1.2                     Advisors:

Doug Eacrett, Barrister & Solicitor, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2	Company Lawyer
Dale Rondeau C/o Thomas Rondeau, LLP, Business Lawyers Suite 300 – 576 Seymour St, Vancouver, British Columbia, V6B 3K1, Canada	Special Canadian Securities Counsel
Thomas E. Puzzo, Esq. Law Offices of Thomas E. Puzzo, PLLC 382344th Ave. NE, Seattle, Washington 98105, USA	Special US Securities Counsel
Ms. Caitlin Jeffs, H.B.Sc., P.Geo, Mr. Michael Thompson, H.B.Sc., P.Geo, C/o Fladgate Exploration Consulting Corporation 195 Park Avenue, Thunder Bay Ontario, P7B 1B9, Canada.	Consulting Geologists

     1.3                     Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	Replaced Morgan & Company during the year ended January 31, 2009

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

ITEM 2.                 Offer Statistics and Expected Timetable

Not applicable

ITEM 3.                 Key Information

     3.1                     Selected Financial Data

The following tables show selected financial data of the Company derived from the audited financial statements. The data should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2013 and 2012 included as an exhibit in this annual report. Our audited financial statements for the fiscal years ended January 31, 2011 and 2010are not included in this annual report.

Since February 1, 2010, our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Except for the reclassification between equity accounts from contributed surplus, the Canadian GAAP term used for this account, to option reserve, the IFRS term for this account, the adoption of IFRS had no impact on the Company’s financial position at February 1, 2010 and subsequent periods. All amounts continue to be expressed in Canadian dollars.

The Company has reviewed recently issued accounting standards under IFRS and is currently assessing the impact that these standards will have on its financial statements. It does not expect the adoption of these standards will have a material impact on its financial position, results of operations or cash flows.

The financial data below is presented in accordance with IFRS in Canadian dollars for the five fiscal years ended January 31.

IFRS (in Cdn $)

	2013	2012	2011	2010	2009
Comprehensive loss	($239,258)	($279,284)	($255,692)	($118,922)	($195,335)
Comprehensive loss per share	($0.01)	($0.01)	($0.01)	($0.01)	($0.05)
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Total assets	$584,877	$243,140	$364,036	$169,424	$101,485
Long term debt	Nil	$39,676	Nil	Nil	Nil
Accumulated deficit	($3,512,095)	($3,272,837)	($2,993,553)	($2,737,861)	($2,618,939)
Capital stock	$3,953,590	$3,110,796	$3,110,796	$1,613,471	$1,613,471
Shareholders’ equity (deficiency)	$494,852	($108,684)	$170,600	($971,033)	($952,111)
Weighted average number of shares outstanding	42,299,073	40,565,171	33,578,870	10,565,171	3,597,958

Since June 1, 1970, the government of Canada permitted a floating exchange rate to determine the value of the Canadian dollar compared to the United States dollar. On May 10, 2013, the exchange rate in effect was C$1.00 = US$0.9969. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years and the past six months ended January 31, 2013, the following exchange rates were in effect for United States dollars stated in Canadian dollars:

Years Ended	Actual Year End Exchange Rate
January 31, 2013 (ie. Cdn$1.00 = US$0.998)	$0.998
January 31, 2012	$0.99
January 31, 2011	$1.00
January 31, 2010	$0.93
January 31, 2009	$0.81

Months Ended	Average Month End Exchange Rate
January 31, 2013 (ie. Cdn$1.00 = US$0.9979)	$0.9979
December 31, 2012	$1.0033
November 31, 2012	$1.0070
October 31, 2012	$0.9995
September 30, 2012	$1.0167
August 31, 2012	$1.0091

     3.2                     Capitalization and Indebtedness

The following table sets forth our exploration and evaluation assets, indebtedness and shareholders’ equity (deficiency) as at January 31, 2013 in Canadian dollars under both IFRS and US GAAP:

	IFRS	US GAAP
Exploration and Evaluation Assets	$ 268,574	$ 61,640
Total Indebtedness	$ 90,025	$ 90,025
Shareholders’ Equity (Deficiency)
Share capital	$3,953,590	$3,953,590
Convertible debt reserve	$ 53,357	-
Accumulated deficit	($3,512,095)	($3,665,673)
Total	$ 494,852	($ 287,917)

The Issuer’s financial statements have been prepared in accordance with IFRS which differ in certain material respects from those principles that the Issuer would have followed had its financial statements been prepared in accordance with US GAAP. The differences above between IFRS and US GAAP affecting the Company’s financial statements are described below.

Exploration and Evaluation Assets
Under IFRS, acquisition and exploration costs are capitalized and reviewed for impairment on a reporting period basis. Under US GAAP, acquisition costs are capitalized and reviewed for impairment on a reporting period basis and exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are then capitalized.

Convertible Debt Reserve
Under IFRS, companies allocate convertible loan proceeds between the debt component and the embedded conversion feature based on their relative fair values. Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Also, under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

     3.3                     Reasons for the Offer and Use of Proceeds

Not applicable

     3.4                     Description of Business - Risk Factors

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
We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses for the foreseeable future. From March 31, 1988, the date of incorporation, to January 31, 2013, we have incurred losses totaling $3,512,095 under IFRS. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

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
As at January 31, 2013, we had cash balance of $301,845. Our ability to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, upon the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company has not to date determined whether its mineral property interests contain economically recoverable resources. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the Dotted Lake project, investor perceptions and expectations and the global financial and metals markets. The Company will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration. There can be no assurance the Company will be successful in this endeavor. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

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

We believe that we are in substantial compliance with all material laws and regulations which currently apply to our activities. There can be no assurance, however, that we will obtain on reasonable terms or at all the permits and approvals, and the renewals thereof, which we may require for the conduct of our current or future operations or that compliance with applicable laws, regulations, permits and approvals will not have an adverse effect on any mining project which the Issuer may undertake. Possible changes to mineral tax legislation and, regulations could cause additional expenses, capital expenditures, restrictions and delay on the Issuer’s planned exploration and operations, the extent of which cannot be predicted.

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
Our Memorandum (charter document) authorized the issuance of an unlimited number of common shares. As of May 14, 2013, the Company had 44,633,171 common shares outstanding. We may issue an unlimited number of additional common shares. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

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

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

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

ITEM 4                 Information on the Company

     4.1                     History and Development

Rouge Resources Ltd (the “Company” or “We” or the “Issuer”) under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company’s name was changed to “Rouge Resources Ltd”. Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted OTC:BB in the United States under the symbol ROUGF and now effective on this date our common shares are also listed for trading on the TSX Venture Exchange under the symbol ROU.

At January 31, 2013, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2012 –40,565,171) of which 5,684,400 shares were held in escrow, subject to release under regulatory approval.

Description of the Business

The Issuer is a Junior Mineral Exploration Company focused on the exploration of certain mining claims located in the Thunder Bay Mining District of North Central Ontario, Canada, called the Dotted Lake Property. The Dotted Lake Property has been the only focus of the Issuer’s exploration activities to date.

The material events in the development of the Issuer’s current business over the past five fiscal years to the date of this Annual Report are summarized as follows:

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

  On April 20, 2010, the Issuer entered into an Option Agreement with certain Ontario prospectors to acquire a 100% undivided interest in two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property, subject to certain royalty interests when and if future revenue is generated. Exercise of the Option requires the Issuer to pay a total of $60,000 to the vendors over a period of three years of which $47,500 has been paid to date, including $12,500 in April 2013.

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

  On April 25, 2012, the Issuer received conditional approval of its Listing Application by the TSX Venture Exchange subject to completion of a proposed private placement financing in accordance with the Exchange requirements.

  On August 28, 2012, the Issuer announced the closure of two private placements, one brokered and the other non-brokered. The brokered private placement raised $829,000 (3,316,000 Units) through Canaccord Genuity Corp. (the “Agent”) and the non-brokered private placement raised $188,000 (752,000 Units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was sold for $0.25 consisting of one common share and one transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

  The net proceeds of the financings were used to eliminate the working capital deficiency; to meet obligations under the Lamp-son Lake option agreement; and to meet its on-going operating requirements.

  On August 30, 2012, the shares commenced trading on the TSX Venture Exchange under the symbol ROU.

  On September 4, 2012, the Issuer paid $9,246 with respect to staking of six additional claims contiguous to the Dotted Lake claims bringing the total number of claims owned by the Issuer to eighteen, including the two Lampson Lake claims under option per above.

  On October 3, 2012, an assessment report was completed bu the Issuer’s independent consulting geologists detailing results of a soil sampling and prospecting program conducted on 5 of the 6 additional claims staked prior to September 4, 2012.

  On March 1, 2013 and further to the Lampson Lake Option Agreement identified above , the Optionors agreed with the Issuer to split the final payment of $25,000 into two equal amounts of $12,500, the first payable on April 20, 2013 which was paid and the second payable on April 20, 2014.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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

     4.2                     Mineral Property Interests

The following table summarizes the amounts expended on exploration and evaluation assets for the years ended January 31, 2013 and 2012:

	North-Central Ontario
			Total for year	Total for year
	Dotted Lake	Lampson Lake	ended	ended
	mining claims	mining claims	January 31,	January 31,
			2013	2012

Property acquisition costs
Balance, beginning	$ 15,261	$ 21,033	$ 36,294	$ 24,294
Additions	9,346	16,000	25,346	12,000
Balance, end	24,607	$ 37,033	$ 61,640	$ 36,294

Exploration and evaluation costs
Balance, beginning	$ 176,585	$ -	$ 176,585	$ 176,585
Additions
Drilling and related costs
Field and camp costs	21,477		21,478
Geological consulting/ reporting	3,488		3,488
Project administration	3,606		3,606
Soil sample analysis	1,778		1,778
Travel and accommodation
	30,349		30,349
Balance, end	$ 206,934	$ -	$ 206,934	$ 176,585
Total balance, end	$ 231,541	$ 37,033	$ 268,574	$ 212,879

The original Dotted Lake Property (“Dotted Lake Property”) consisted of one claim acquired by the Company in 2001 which was allowed to lapse in 2002 then was re-staked by the Company in March 2003 at a cost of $4,206. In October 2009, the Company expanded its 100% interest in this Property from a single claim to ten claims at a cost of $11,055. Title to the Property, originally held in trust for the Company by a director of the Company, was transferred to the Company during the year ended January 31, 2012.

During the year ended January 31, 2013, the Company paid $9,346 with respect to staking of six additional claims contiguous to the original Dotted Lake claims. The Company now has eighteen claims in the Dotted Lake area totaling 171 units covering 6,840 acres (40 acres per unit) including the two optioned Lampson Lake claims described below. Also, during the current year, the Company paid $30,349 for prospecting and sampling on five of the six additional staked claims on the Dotted Lake Property. The assessment report related thereto indicated no significant gold occurrences but recommended a follow-up trenching program to confirm.

On April 20, 2010, the Company entered into an option to purchase agreement regarding two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totalling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012; and $25,000 payable on April 20, 2013. However, due to the challenging economic conditions being experienced by Junior Mineral Exploration Companies over the past year or so, the Optionors agreed on March 1, 2013 to split the final payment of $25,000 into two equal amounts of $12,500, the first payable on April 20, 2013 (paid subsequent to year end) and the second on April 20, 2014.

The optioned Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $12,500 is made on or before April 20, 2014.

Dotted Lake Property Technical Report dated November 30, 2010

The Dotted Lake Property is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada. The Dotted Lake Property lies 45 km south of the town of Manitouwadge on NTS Sheet 42C13. The centre of the Dotted Lake Property has approximate geographic coordinates of 48°54’26”N, 85°45’50”W (UTM NAD83 Zone 16N 590,597mE, 5,416,050mN). The Dotted Lake Property of 6,840 acres oriented approximately east- west, 8.5 km long by roughly 2 km wide in an irregular shape .

The Issuer’s NI 43-101 compliant Technical Report dated September 7, 2010 (as revised on November 30, 2010) was prepared by Caitlin Jeffs H. B.Sc., P.Geo. and Michael Thompson H. B.Sc., P.Geo. of Fladgate Exploration Consulting Corporation of Thunder Bay, Ontario in connection with the original ten claims and the two adjacent Lampson Lake claims. This report was discussed in detail as part of last year’s Form 20F and the full text is available for review at the Company’s registered office at Suite 203-409 Granville Street, Vancouver, BC, V6C 1T2. It is also available online, under the Company’s profile at www.sec.gov/edgar.

In addition, an assessment report dated October 3, 2012 was prepared following completion of a soil sampling and prospecting program on 5 of the 6 claims staked prior to September 4, 2012.

The information in table 1 below provides current status of the eighteen mining claims owned by the Issuer following a mineral tenure search dated May 13, 2013, conducted through the online database of the Ministry of Northern Development and Mines website. All claims are in good standing.

Table 1 – Status of Dotted Lake Mining Claims

Mining Claim No.	Township/Area	Units	Date Recorded	Date Due for Work Credits to be applied	$ Work Required/Year
3011450 (i)	Black River	15	14-Mar-03	14-Mar-14	$6,000
4245668 (ii)	Black River	6	6-Mar-09	6-Mar-14	$2,400
4246254 (ii)	Black River	16	21-Apr-09	21-Apr-14	$6,400
4252412 (iii)	Black River	12	17-Nov-09	17-Nov-13	$4,800
4252413 (iii)	Black River	12	17-Nov-09	17-Nov-13	$4,800
4252414 (iii)	Black River	2	17-Nov-09	17-Nov-13	$800
4252415 (iii)	Black River	2	17-Nov-09	17-Nov-13	$800
4252416 (iii)	Black River	1	17-Nov-09	17-Nov-13	$400
4252417 (iii)	Black River	2	17-Nov-09	17-Nov-13	$800
4252418 (iii)	Olga Lake	12	17-Nov-09	17-Nov-13	$4,800
4252419 (iii)	Olga Lake	12	17-Nov-09	17-Nov-13	$4,800
4252420 (iii)	Olga Lake	12	17-Nov-09	17-Nov-13	$4,800
4256854 (iv)	Black River	8	23-Sep-10	23-Sep-13	$3,200
4256855 (iv)	Black River	8	23-Sep-10	23-Sep-13	$3,200
4256856 (iv)	Black River	12	23-Sep-10	23-Sep-13	$4,800
4256857 (iv)	Black River	12	23-Sep-10	23-Sep-13	$4,800
4256859 (iv)	Black River	12	23-Sep-10	23-Sep-13 *	$4,800
4269766 (v)	Olga Lake	15	20-Apr-12	20-Apr-14	$6,000
	Totals	171			$68,400

(i)	Issuer’s original claim re-staked in March 2003.
(ii)

Two claims optioned by the Issuer on April 20, 2010 called Lampson Lake Property. Title was transferred to Darcy T. Krell in trust for the Issuer on July 13, 2010 pending final option payment due on April 20, 2013 (revised to April 20, 2014). Title was subsequently transferred to the Issuer and recorded on January 27, 2012.

(iii)	Nine claims staked by Darcy T. Krell on behalf of the Issuer in October 2009. Title was transferred from Mr. Krell to the Issuer on January 27, 2012.
(iv)	Five claims staked by Darcy T. Krell on behalf of the Issuer in September 2010. Title was transferred from Mr. Krell to the Issuer on November 6, 2012.
(v)	One claim staked by Brian D. Fowler on behalf of the Issuer in April 2012. Title was transferred from Mr. Fowler to the Issuer on November 6, 2012.
*	Pending work approval for assessment filed February 21, 2013.

Map 1 - Dotted Lake Claims Located in Ontario, Canada

Hudson Bay
Fort Severn
Peawanuck
MANITOBA
Severn R
River
James Bay
Baie James
Big Trout Lake
Attawapiskat
Sandy Lake
Winisk
Lansdowne House
Moosonee
Pikangikum
Albany River
Moose R
QUEBEC / QUÉBEC
N
ONTARIO
Red Lake
MANITOBA
Sioux Lookout
Armstrong
Kapuskasing
Cochrane
L Nipigon
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Marathon
Kirkland Lake
Fort Frances
Thunder Bay
New Liskeard
Wawa
Chapleau
L Superior
Ottawa R
USA / É-U d'A
Greater/Grand Sudbury
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Pembroke
Ottawa
Cornwall
Espanola
St Lawrence R / Fl Saint-Laurent
Little Current
Huntsville
Brockville
Bancroft
Parry Sound
Kingston
LEGEND
National capital
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
L Michigan
Owen Sound
Orillia
Belleville
Peterborough
L Huron
Port Elgin
Barrie
Oshawa
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Hamilton
Welland
UNITED STATES OF AMERICA
London
USA
Sarnia
St Thomas
Chatham-Kent
Windsor
L Erie
Scale
km 100 0 100 200 300 km
CANADA
Manitouwadge
Dotted Lake Property
Marathon
Lake Superior
0 25 50
kilometres

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Map 2 – Dotted Lake Claims in Thunder Bay Mining Division of North Western Ontario

Interpretations and Conclusions
The Issuer has held the Dotted Lake Property since 2003 and has been slowly advancing the exploration work to determine the potential of the ground.

Exploration work to date has included airborne and ground geophysics in 2005, soil sampling in 2008 and 2009 and prospecting/ trenching in 2010 and more soil sampling/prospecting on five of the six new claims acquired during year ended January 31, 2013.

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

The sampling procedure used during the exploration completed in 2008, 2009, 2010 and 2012 was adequate for initial exploration work, but future programs should also include a more thorough QA/QC procedure including a variety of check samples such as duplicate samples, reruns of sample pulps, a variety of standard samples including low and high grade gold and blank samples.

The Dotted Lake Property should be considered an early stage exploration project upon which the Issuer should continue to conduct further exploration in order to gain a further understanding of the nature and extent of the gold mineralization already exposed during earlier trenching.

Recommendations
The Dotted Lake Property lies in an underexplored area of the Schrieber-Hemlo greenstone belt which is host to the Hemlo Gold deposit.

Based on the positive results from the Issuer’s initial exploration work, it is recommended to continue working on the property to fully define the gold potential. The Issuer’s next phase of exploration should continue to outline the strike extent and width of the gold mineralization uncovered in the past five years exploration programs. It is recommended to continue exploring the property by further soil sampling, prospecting and trenching.

The Company continues to monitor claims in the Dotted Lake area and plans to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Although our work on the Dotted Lake Property in the past three years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

The budget below for the two phases of future exploration, as recommended in our Technical Report .has been delayed due to the challenging economic circumstances currently existing for the Junior Mineral Exploration industry.

Budget Item	Total (CAD$)	Comments

Exploration (Phase 1) Property wide soils and further trenching
Consulting geologist	$52,000	Consulting geologist at $650/day
Geotechnicians	$39,000	Geotechnician at $325/day

Truck and ATV Rental and Fuel	$22,000	Truck at $75/day and ATV at $125/day

Exploration (Phase 1) Property wide soils and further trenching
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

We retain Mr. Krell to arrange and negotiate mineral property acquisitions and exploration contracts (subject to director approval); arrange for and secure financings for the company; arrange for the payment of company obligations and the collection of all receivables, if any; establish and maintain suitable banking relationships; ensure the maintenance of proper accounting records and compliance with all statutory reporting requirements; and administer corporate inquiries and correspondence as required.

     4.5                     Environmental Regulations

We are required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in the Province of Ontario specifically. Under these laws, prior to production, we have the right to explore the property, subject only to a notice of work which may entail posting a bond. To date, we have not been required to post a bond with respect to our exploration activities on the Dotted Lake property.

In addition, production of minerals in Ontario will require prior approval of applicable governmental regulatory agencies. We can provide no assurance to investors that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals is unknown at this time.

We have budgeted for regulatory compliance costs as part of our operations. We will have to incur the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is unknown at this time as we do not know the extent of future exploration.

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

We do not require any government authorization to proceed with Phase 1 of the exploration program recommended in our 43-101 technical evaluation report since it will cause little, if any, physical disturbance of the land. However, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the Phase 2 drilling program and any subsequent exploration work that results in a physical disturbance to the land should we decide to proceed. If more than 10,000 square meters of property surface are affected, or such areas that would total that amount when combined, a work permit is required. There is no charge to obtain a work permit under the Mining Act.

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

ITEM 4A.              Unresolved Staff Comments

None.

ITEM 5.                 Operating and Financial Review and Prospects

(stated in Canadian $ under IFRS)

     5.1                     Operating Results

The following table summarizes information taken from our audited financial statements presented in accordance with IFRS as at and for the years ended January 31:

	2013	2012	2011
FINANCIAL POSITION
Total Assets	$584,877	$243,140	$364,036
Total Liabilities	$90,025	$351,824	$193,436
Accumulated Deficit	$(3,512,095)	$(3,272,837)	$(2,993,553)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Net and Comprehensive Loss	$(239,258)	$(279,284)	$(255,692)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)

The following table summarizes the results of operations for the years ended January 31 and should be read in conjunction with the audited financial statements contained herein:

		2013		2012		2011

Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		$776		$1,008		$15,365
Consulting fees		5,670
Listing application expenses		62,601		90,507		41,003
Management services		60,000		60,000		60,000
Office administration and travel		44,506		64,022		69,589
Professional fees		47,705		47,387		54,506
Transfer agent and filing fees		18,000		16,360		15,229

Net and comprehensive loss		$(239,258)		$(279,284)		$(255,692)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Net and Comprehensive loss

The Company reported a net and comprehensive loss of $239,258 for year ended January 31, 2013 compared to last year of $279,284. This $40,026 decrease in loss resulted from the following:

-	$232 minor decrease in amortization.
-	$5,670 increase in consulting fees for business planning purposes, not applicable last year
-

$27,906 decrease in Listing Application expenses following approval on April 25, 2012 after which substantially all items were charged to share issue costs as a reduction of share capital in connection with the $1,017,000 financing from two private placements on August 28, 2012.

-	$19,516 decrease in office administration and travel expenses due to on-going effort to reduce overhead expenses.
-

$318 minor increase in professional fees (legal, audit and accounting) resulting from concentration of time and effort by company lawyer on completion of the two private placement financings which costs were charged to share issue costs instead of listing application expenses as referred to above.

-	$1,640 modest increase in transfer agent and filing fees.

     5.2                     Liquidity

The following table summarizes the working capital (deficiency) as at January 31 and should be read in conjunction with the audited financial statements contained herein:

Working Capital (Deficiency)	2013	2012	2011
Current assets	$ 307,592	$ 20,774	$ 153,371
Current liabilities	(90,025)	(312,148)	(193,436)
Working capital (deficiency)	$ 217,567	$ (291,374)	$ (40,065)

During the year ended January 31, 2013, working capital improved to $217,567 from a deficiency of $291,374 last year. This $508,941 positive change arose from the two private placement financings closed on August 28, 2012 which put $842,794 of net proceeds into the Company treasury. Since then the funds have been used to pay down related party payables and accrued liabilities; meet on-going operating requirements; and contribute to avzailable working capital.

The current assets at January 31, 2013 consist mainly of cash $301,845 (January 31, 2012 - $17,823) and value-added tax receivable $4,122 (January 31, 2012 - $2,951). The current liabilities at January 31, 2013 consist of $38,883 trade payables and accrued liabilities (January 31, 2012 - $58,030), and $39,676 loan payable (January 31, 2012 – nil) and $11,466 related party payables (January 31, 2012 - $254,118).

The following table summarizes cash flows for years ended January 31:

Cash Flows	2013	2012	2011
Net cash used in operating activities	$ (260,425)	(258,591)	(224,963)
Net cash used in investing activities	(55,695)	(12,709)	(97,119)
Net cash provided by financing activities	600,142	144,171	413,411
Increase (decrease) in cash	$ 284,022	(127,129)	91,329
Cash, beginning	17,823	144,952	53,623

Cash, end	$ 301,845	17,823	144,952

At January 31, 2013, the Company’s cash position was $301,845 compared to $17,823 at last year end. The $284,022 increase in cash during year ended January 31, 2013 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $260,425 in 2013 and $258,591 in 2012 was due in both years to on-going operating losses adjusted for decreases and increases respectively in non-cash working capital items.

(ii)

Net cash used in investing activities of $55,695 in 2013 and $12,709 in 2012 was due to expenditures on exploration and evaluation assets on the Dotted Lake Property and scheduled payments under the Lampson Lake option agreement.

(iii)

Net cash provided by financing activities of $600,142 in 2013 was due to $842,792 of net funds received from two private placements reimbursing $242,652 of related party payables created during the funding of on-going operating expenses. The $144,171 of cash provided in 2012 was due entirely to funding received from related parties.

     5.3                     Capital Resources

Share Capital

Authorized share capital

Unlimited number of common shares without par value.

Issued and outstanding share capital
At January 31, 2013, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2012 –40,565,171) of which 5,684,400 shares were held in escrow, subject to release under regulatory approval.

Private placements
On August 28, 2012, 4,068,000 units were issued in connection with the closure of two private placements, one brokered and the other non-brokered. The brokered private placement raised $829,000 (3,316,000 Units) through Canaccord Genuity Corp. (the “Agent”) and the non-brokered private placement raised $188,000 (752,000 Units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was sold for $0.25 consisting of one common share and one transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. No fair value was attributed to the warrants Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

The net proceeds received by the Company from the two financings, after deducting the share issue costs, totaled $842,794. In addition to the share issue costs identified above, $194,110 was expensed regarding the lengthy and expensive Listing Application process which started in January 2011. As planned, the Company has used some of the remaining funds to eliminate its working capital deficiency; to continue payments required under the revised Lampson Lake option agreement; and otherwise to continue meeting its on-going operating requirements including acquisition and exploration activities on the Dotted Lake Property which have been delayed due to the challenging economic circumstances of Junior Mineral Exploration companies at present.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the year ended January 31, 2013 was based on the net and comprehensive loss attributable to common shareholders of $239,258 (January 31, 2012 - $279,284) and the weighted average number of common shares outstanding of 42,299,073 (January 31, 2012 – 40,565,171). Diluted loss per share does not include the 4,068,000 warrants outstanding as the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At January 31, 2013 and 2012, the Company had no issued or outstanding stock options. .

Share purchase warrants
The changes in warrants outstanding during the years ended January 31, 2013 and 2012 are as follows:

	Year Ended January 31, 2013		Year Ended January 31, 2012
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Balance, beginning Warrants issued Warrants expired	30,000,000 4,068,000 (30,000,000)	$ 0.10 0.40	30,000,000 - -	$ 0.10
Balance, ending	4,068,000	$ 0.40	30,000,000	$ 0.10

The weighted average life for the share purchase warrants outstanding at January 31, 2013 was 0.57 years.

Convertible debt reserve
Under IFRS, the convertible debt reserve of $53,357 is the equity component of convertible debt with both liability and equity components. On conversion, the amount recorded is transferred to share capital.

Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Also, under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

Other than the above securities, no other securities are outstanding which are convertible into, or exchangeable for, the Company’s shares.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. As discussed above in this section of the annual report, two private placements were completed in late August 2012. But there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

     5.4                     Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

ITEM 6.                 Directors, Senior Officers and Employees

     6.1                     Directors and Senior Officers

Background information about our directors and senior officers is shown below as at January 31, 2013:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Linda J. Smith	President, Chief Executive Officer and Director	63	October 27, 2000
Darcy T. Krell	Secretary, General Manager and Director	64	October 10, 2008
J. Ronald McGregor	Chief Financial Officer and Director	69	December 13, 2011
Steven J. Chan	Director	48	December 13, 2011
James O. Burns	Director	81	December 13, 2011
Brian A. Lueck	Director	52	October 25, 2010
Mark H. Holden	Director	54	October 25, 2010

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

Ms. Smith acted as Blue Lightning Ventures Inc.’s president and director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from June 1999 to April 2003; for Candorado Operating Company Ltd. from June 2000 to November 2001; and for East-West Petroleum Corp. (formerly Algorithm Media Inc.) from December 2005 to December 2009. She is currently a director of Lakewood Mining Co.Ltd from December 2012. All of these companies are British Columbia and Alberta reporting corporations and involved in mineral property exploration.

Ms. Smith was also employed as a part-time dental assistant from May 1995 to October 2002.

Darcy Krell
Mr. Krell has served the Issuer in several capacities, including as the Issuer’s corporate secretary since March 31, 2005 and a director since October 10, 2008. He has served as the general manager of the Issuer since November 1, 2000. Mr. Krell also served as the Issuer’s CFO from October 10, 2008 to January 9, 2012. He has been a private investor in various public and private companies since 1996. He has extensive business experience but has no professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on the business of the Issuer.

Mr. Krell also acted as a director of Big Bar Gold Corporation from March 2000 to April 2004 and Blue Lightning Ventures Inc. from March 2002 to July 2004. In addition, Mr. Krell acted as a director of Algorithm Media Inc. from December 2005 to January 2010 and has also been serving as President, CEO and Director of Lakewood Mining Co Ltd since May 2, 2012. All of these companies are Alberta and British Columbia reporting companies and involved in mineral property exploration.

Ronald McGregor
Mr. McGregor has been contract controller for the Issuer since December 2006; President of AYL Enterprises Ltd., a private company providing contract controller services to public companies since September 1996. He has also been a senior accounting instructor at BCIT since January 1997. Mr. McGregor devotes approximately 20% of his time to the business of the Issuer and has also been serving as Director and Acting CFO of Lakewood Mining Co Ltd since May 2, 2012.

Steven Chan
Mr. Chan has been the CCO for Wasco Management Inc. since September 2010. He is a director of several companies listed on the Exchange including Abitibi Mining Corp.; Amador Gold Corp.; Expedition Mining Inc.; Kermode Resources Ltd.; Klondike Gold Corp.; Klondike Silver Corp.; La Ronge Gold Corp.; Lakewood Mining Co. Ltd., Sedex Mining Corp.; and Zinccorp Resources Inc. He was Vice-President of Cambridge House International Inc. from April 2000 to June 2010 and is currently a director of Lakewood Mining Co. Ltd. May 2, 2012. Mr. Chan intends to devote approximately 5% of his time to the business of the Issuer.

James Burns
Mr. Burns is a retired businessman since 1998 following sale of his Northern Ontario hunting and fishing lodge which he operated for many years and is currently a director of Lakewood Mining Co. Ltd. May 2, 2012. Mr. Burns intends to devote approximately 5% of his time to the business of the Issuer.

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

      6.2                     Compensation of Directors and senior officers

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and senior officers. The following fairly reflects all material information regarding compensation paid to our directors and senior officers for the fiscal years ended January 31 as follows:

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR 1	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compen- sation	Awards		LTIP payouts	All Other Compen- sation
					Restricted Stock Awards	Securities Underlying Options/ SAR’s
Linda Smith as President, CEO Officer and Director	2013 2012 2011	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Darcy Krell, as Secretary, General Manager, CF O and Director [4]	2013 2012 2011	$60,000[2] $60,000[2] $60,000[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$30,000[3] $30,000[3] $30,000[3]
Ronald McGregor as CFO and Director [5]	2013 2012 2011	$16,322 $9,034 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mark Holden as Director [6]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Brian Lueck as Director [6]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Steven Chan as Director [7]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
James Burns as Director [7]	2012 2011	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

[1]	February 1 to January 31.
[2]	Represents management fees.
[3]	Represents amounts paid to Darcy Krell for rent of office facilities provided for the Company.
[4]	Resigned as CFO on December 13, 2011.
[5]	Appointed CFO and Director on December 31, 2011 and will continue to earn fees on an hourly basis primarily for accounting and financial reporting services which has been the case since December 2006.
[6]	Appointed as Director on October 25, 2010
[7]	Appointed Director on December 13, 2011.

The Issuer has not paid any compensation for director services per se in the fiscal years ended January 31, 2013, 2012 and 2011. The Issuer paid for certain management and administrative services to Mr. Darcy T. Krell, prior to him becoming a director of the Issuer in October 2008 in his capacity as the Issuer’s Secretary, General Manager and Chief Financial Officer. The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008. Under this agreement, home office rent increased from $1,500 to $2,500 per month; however, the increased rent payments did not commence until February 1, 2009.

     6.3                     Board Practices

Linda Smith was appointed President, CEO and director of the Issuer on October 27, 2000. Darcy Krell was appointed director on October 10, 2008. Mark Holden and Brian Lueck were appointed directors on October 25, 2010. Ronald McGregor, Steven Chan and James Burns were appointed directors on December 31, 2011. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for reelection. We are required to hold an annual general meeting once every calendar year and not longer than thirteen months from the last annual general meeting. The last annual general meeting was held in Vancouver, BC on December 13, 2012.

We have a three member audit committee of the Board but have not appointed a compensation committee. Full text of the audit committee charter is attached as an Exhibit.

     6.4                     Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants.

     6.5                     Share Ownership of Directors and Senior Officers

Our directors and officers own beneficially the following securities of the Company as of the date of this annual report.

	Number of Shares	Number of Warrants	Shares as % of Issued and Outstanding Shares
Linda Smith Darcy Krell Steven Chan James Burns	1,100,000 516,000 2,700,000 2,000,000	600,000 16,000 0 0	2.5% 1.2% 6.0% 4.5%
	6,316,000	616,000	14.2%

The above percentages are based on the 44,633,171 common shares issued and outstanding in our capital stock as of the date of this annual report.

We have adopted an incentive stock option plan but to date the Company had no issued or outstanding stock options.

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

As of the date of this annual report, 44,633,171 common shares are issued and outstanding and we are authorized to issue an unlimited number of common shares without par value.

As of the date of this annual report, the following person known to us was the beneficial owner of more than five percent of our outstanding common shares.

Name of Shareholder	Number of Shares Owned	Percentage of Issued and Outstanding Shares
Steve Chan	2,700,000	6.0%

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

     7.2                     Related Party Payables and Transactions

The following amounts are due to related parties as at January 31, 2013 and 2012:

	As at January 31,
	2013	2012

Payable to Company directors and companies controlled by directors	$ 11,466	$ 254,118

These amounts are non-interest bearing, unsecured with no fixed term of repayment.

The Company had the following transactions with directors and companies controlled by directors for the years ended January 31, 2013 and 2012:

	Year ended January 31,
	2013	2012

Consulting fees	$ 4,500	$ -
Management services	60,000	60,000
Office rent	30,000	30,000
Professional fees	16,322	9,034
	$ 110,822	$ 99,034

Key management personnel compensation:

	Year ended January 31,
	2013	2012

Management services	$ 60,000	$ 60,000
Professional fees	16,322	9,034
	$ 76,322	$ 69,034

     7.3                     Interests of Experts and Counsel

Our experts and legal counsel have no direct nor indirect interest in our properties and our shareholdings are not employed on a contingent basis.

ITEM 8.                 Financial Information

The audited financial statements for the year ended January 31, 2013 are attached hereto as an exhibit and incorporated herein by reference.

     8.1                    Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

     8.2                    Subsequent Events

On March 1, 2013, the optionors of the Lampson Lake option agreement agreed with the Company to split the final payment of $25,000 into two equal amounts of $12,500 with the first payment due and paid on April 20, 2013 and the second due on April 20, 2014.

ITEM 9.                 The Offer and Listing Details

We have been a reporting issuer in both British Columbia and Alberta since April 3, 1989 and became a foreign issuer with the United States Securities and Exchange Commission on or about November 15, 2003. After filing and receipting a registration statement on Form 20-F with the United States Securities and Exchange Commission, our common shares were posted for trading on the Over-the-Counter Bulletin Board (OTC:BB) in the United States under the symbol GMSRF. With the name change to Rouge Resources Ltd., the trading symbol was changed to ROUGF effective March 25, 2008. Our shares are now quoted on the OTCQB operated by OTC Markets Group, Inc. in the United States and are also listed for trading on the TSX-Venture Exchange under the symbol ROU.

The following table sets forth the high and low prices of our common shares in US funds on a quarterly basis since trading began on the OTCBB:

Quarters ended	High	Low
February 14 to April 30, 2007	No trading
July 31, 2007	No trading
October 30, 2007	$0.50	$0.20
January 31, 2008	$0.70	$0.10

April 30, 2008	$1.00	$0.12
July 31, 2008	$0.13	$0.10
October 31, 2008	$0.10	$0.05
January 31, 2009	$0.07	$0.06

April 30, 2009	$0.06	$0.01
July 31, 2009	No trading
October 31, 2009	No trading
January 31, 2010	No trading

April 30, 2010	No trading
July 31, 2010	$0.30	$0.30
Oct 31, 2010	$0.35	$0.35
January 31, 2011	$0.35	$0.35

April 30, 2011	$0.36	$0.35
July 31, 2011	$0.35	$0.35
October 31, 2011	$0.35	$0.35
January 31, 2012	No trading

April 30, 2012	$0.50	$0.35
July 31, 2012	$0.50	$0.50
October 31, 2012	$0.50	$0.41
January 31, 2013	No trading

April 30, 2013	$0.25	$0.25

In prior years, our common shares were traded on the Canadian Venture Exchange and its predecessor, the Vancouver Stock Exchange, under the symbol “GMS” before the name change to Rouge Resources Ltd. effective March 25, 2008. On July 12, 2001, our shares were suspended from trading on the Canadian Venture Exchange due to failure to meet the Exchange’s minimum working capital requirements. The Canadian Venture Exchange (now called the TSX Venture Exchange) required that listed companies have a minimum of $50,000 in unallocated working capital. At that time, we did not meet this requirement and trading in our shares was suspended.

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

Following conditional approval of the Company’s Listing Application by the TSX Venture Exchange on April 25, 2012 and completion of a required private placement financing, the company’s shares commenced trading again on August 30, 2012 under the symbol ROU.

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded originally through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange and again following start-up of trading again on August 30, 2012:

Period	High	Low
February 1, 1999 to January 31, 2000	$1.50	$0.30
February 1, 2000 to January 31, 2001	$2.50	$0.60
February 1, 2001 to July 12, 2001	$1.00	$0.60

August 28, 2012 to January 31, 2013	$0.40	$0.30
February 1, 2013 to April 30, 2013	$0.25	$0.15

ITEM 10.               Additional Information

     10.1                  Share Capital

Refer to item 5.3 above

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

iii)

the option agreement dated April 20, 2010 with certain Ontario prospectors to purchase two claims of the Lampson Lake Property, adjacent to the Dotted Lake Property. We have an exclusive option to purchase a 100% interest in these two claims by making option payments totaling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012 ; and $25,000 payable on April 20, 2013. The optionors agreed on March 1, 2013 to split the final payment of $25,000 into two equal amounts of $12,500, the first payable on April 20, 2013 (paid subsequent to year end) and the second on April 20, 2014.

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

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

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

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Capital Management
The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

ITEM 12.               Descriptions of Securities Other than Equity Securities

     12.1                   Stock Options

Refer to Item 5.3 above.

     12.2                   Stock Purchase Warrants

Refer to Item 5.3 above.

PART II

ITEM 13.               Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

None

ITEM 15.               Controls and Procedures

     15.1                   Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report. Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of January 31, 2013.

     15.2                   Management’s Annual Report on Internal Control over Financial Reporting

As of January 31, 2013, management assessed the effectiveness of our internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

     15.3                   Auditor’s Attestation Report

The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended January 31, 2013. In this annual report , the Company’s independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has not given an opinion on the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended January 31, 2013, and has not issued an attestation report on the Company’s internal control over financial reporting.

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

     15.4                   Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended January 31, 2013 that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.               (Reserved)

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

ITEM 16B.            Code of Ethics

The Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because the Board had found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation, the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company and its shareholders.

ITEM 16C.            Principal Accountant Fees and Services

During the years ended January 31, 2013 and 2012, we accrued fees of $16,670 and paid fees of $17, 250 respectively to our independent accountant for professional services rendered in connection with the audits of our year-end financial statements, our annual report filed on Form 20-F, and our corporate income tax returns.

During fiscal years ended January 31, 2013 and 2012, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

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

Not Applicable

ITEM 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 16F.            Change in Registrant’s Certifying Accountant

Not Applicable

ITEM 16G.            Corporate Governance

Not applicable.

ITEM 16H.            Mine Safety Disclosure

Not applicable

PART III

ITEM 17.               Financial Statements

Our financial statements for the years ended January 31, 2013 and 2012 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants without reservation, as follows:

Audit report dated May 10, 2013
Balance sheets as at January 31, 2013 and 2012
Statements for the years ended January 31, 2013 and 2012
Comprehensive Loss
Changes in Shareholders’ Equity
Cash Flows
Notes to the financial statements for the years ended January 31, 2013 and 2012

Our financial statements are expressed in Canadian dollars and prepared in accordance with IFRS.

ITEM 18.               Exhibits The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (with audit report dated May10, 2013)
Exhibit 2:	Certificate of Incorporation (March 31, 2008)*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 25, 2008)**
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with Form 20-F on September 16, 2003
**	Previously filed with Form 20-F on June 10, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: May 15, 2013

By:	/s/ Linda Smith

Linda Smith,
President and Chief Executive Officer