Form 20-F/A
period 2013-01-31
Rouge Resources Ltd.
filed 2013-06-19
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 20-F /A
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
[   ] Yes     [X] No (Not Required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]           Accelerated filer [   ]           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X]      Item 18 [   ].

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes     [X] No

EXPLANATORY NOTE

Rouge Resources Ltd. (“we”, “our”, “us”, the “Company” and “Rouge”) is filing this Amendment No. 1 on Form 20-F/A (“this amendment”) to our Annual Report on Form 20F for the fiscal year ended January 31, 2013 (see “Original Filing”) filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2013. We are filing this amendment for the sole purpose of modifying the independent auditor’s report to state the financial statements for the years ended January 31, 2013 and 2012 were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and to update our certifications. Except for the matter described above, this amendment does not modify or update any of our disclosures in the Original Filing with the SEC.

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
Changes in Shareholders’ Equity
Cash Flows
Notes to the financial statements for the years ended January 31, 2013 and 2012

Our financial statements are expressed in Canadian dollars and prepared in accordance with IFRS.

ITEM 18.               Exhibits The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (with audit report dated May 10, 2013)
Exhibit 2:	Certificate of Incorporation (March 31, 2008)*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 25, 2008)**
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with Form 20-F on September 16, 2003
**	Previously filed with Form 20-F on June 10, 2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.

Dated: June 19, 2013

By:	/s/ Linda Smith

Linda Smith,
President and Chief Executive Officer

By:	/s/ Ronald McGregor

Ronald McGregor,
Chief Financial Officer