Form 20-F
period 2014-01-31
Rouge Resources Ltd.
filed 2014-05-23
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

[   ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2014
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
[X] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes [X] No (Not Required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X ]

If Other has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [   ].

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes [X] No

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and exhibits attached hereto contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements concern the Company's plans for its properties, operations and other matters. T hese statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as expects or does not expect, is expected, anticipates or does not anticipate, plans, estimates or intends, or stating that certain actions, events or results may, could, would, might or will be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to continuing as a going concern and possible failure to obtain adequate financing on a timely basis and on acceptable terms;
  political and regulatory risks associated with mining and exploration;
  risks related to the maintenance of exchange listings;
  risks related to environmental regulation and liability;
  risks related to the potential for delays in exploration or development activities;
  risks related to the uncertainty of profitability based upon the Company's history of losses;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
  risks related to gold price and other commodity price fluctuations etc.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report as Item 3.4 under the heading Description of Business Risk Factors. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

1.1 Directors and Senior Management:

Linda J. Smith #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director
Darcy T. Krell #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Secretary, General Manager and Director
J. Ronald McGregor #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Chief Financial Officer (CA) and Director
Steven J. Chan #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
James O. Burns #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
David Mark #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Geologist and Director

1.2 Advisors:

Doug Eacrett, Barrister & Solicitor, Suite 203 409 Granville St, Vancouver BC, Canada V6C 1T2	Company Lawyer
Dale Rondeau C/o Thomas Rondeau, LLP, Business Lawyers Suite 300 576 Seymour St, Vancouver, British Columbia, V6B 3K1, Canada	Special Canadian Securities Counsel
Thomas E. Puzzo, Esq. Law Offices of Thomas E. Puzzo, PLLC 382344th Ave. NE, Seattle, Washington 98105, USA	Special US Securities Counsel
Ms. Caitlin Jeffs, H.B.Sc., P.Geo, Mr. Michael Thompson, H.B.Sc., P.Geo, C/o Fladgate Exploration Consulting Corporation 195 Park Avenue, Thunder Bay Ontario, P7B 1B9, Canada.	Consulting Geologists

1.3 Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	Replaced Morgan & Company during the year ended January 31, 2009

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable

ITEM 3.	Key Information

3.1	Selected Financial Data

The following tables show selected financial data of the Company derived from the audited financial statements. The data should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2014 and 2013 included as an exhibit in this annual report. Our audited financial statements for the fiscal years ended January 31, 2012, 2011 and 2010 are not included in this annual report.

Since February 1, 2010, our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) along with interpretations of the International Financial Reporting Interpretations Committee (IFRIC). Except for the reclassification between equity accounts from contributed surplus, the Canadian GAAP term used for this account, to convertible debt reserve, the IFRS term for this account, the adoption of IFRS had no impact on the Company's financial position at February 1, 2010 and subsequent periods. All amounts continue to be expressed in Canadian dollars.

The Company has reviewed recently issued accounting standards under IFRS and is currently assessing the impact that these standards may have on its financial statements. It does not expect the adoption of these standards will have a material impact on its financial position, results of operations or cash flows.

The financial data below is presented in accordance with IFRS in Canadian dollars for the five fiscal years ended January 31.

IFRS (in Cdn $)

	2014	2013	2012	2011	2010
Net and comprehensive loss	($209,624)	($239,258)	($279,284)	($255,692)	($118,922)
Loss per share - basic and diluted	($0.00)	($0.01)	($0.01)	($0.01)	($0.01)
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Total assets	$397,066	$584,877	$243,140	$364,036	$169,424
Long term debt	Nil	Nil	$39,676	Nil	Nil
Deficit	($3,721,719)	($3,512,095)	($3,272,837)	($2,993,553)	($2,737,861)
Capital stock	$3,953,590	$3,953,590	$3,110,796	$3,110,796	$1,613,471
Total equity (deficiency)	$285,228	$494,852	($108,684)	$170,600	($971,033)
Weighted average number of shares outstanding	44,633,171	42,299,073	40,565,171	33,578,870	10,565,171

Since June 1, 1970, the government of Canada permitted a floating exchange rate to determine the value of the Canadian dollar compared to the United States dollar. On May 13, 2014, the exchange rate in effect was C$1.00 = US$0.9166. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years and the past six months ended January 31, 2014, the following exchange rates were in effect for United States dollars stated in Canadian dollars:

Years Ended	Actual Year End Exchange Rate
January 31, 2014 (ie. Cdn$1.00 = US$0. 90)	$0.90
January 31, 2013	$1.00
January 31, 2012	$0.99
January 31, 2011	$1.00
January 31, 2010	$0.93

Months Ended	Month End Exchange Rate
January 31, 2014 (ie. Cdn$1.00 = US$0.8994)	$0.8994
December 31, 2013	$0.9402
November 31, 2013	$0.9435
October 31, 2013	$0.9589
September 30, 2013	$0.9723
August 31, 2013	$0.9494

3.2	Capitalization and Indebtedness

The following table sets forth our exploration and evaluation assets, indebtedness and shareholders' equity (deficiency) as at January 31, 2014 in Canadian dollars under both IFRS and US GAAP:

	IFRS	US GAAP
Exploration and evaluation assets	$ 291,007	$ 74,140
Total indebtedness	$ 111,838	$ 111,838
Equity
Share capital	$ 3,953,590	$ 3,953,590
Convertible debt reserve	$ 53,357	-
Deficit	($ 3,721,719)	($ 3,885,230)
Total	$ 285,228	$ 68,360

The Issuer's financial statements have been prepared in accordance with IFRS which differ in certain material respects from those principles that the Issuer would have followed had its financial statements been prepared in accordance with US GAAP. The differences above between IFRS and US GAAP affecting the Company's financial statements are described below.

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

Convertible Debt Reserve
Under IFRS, companies allocate convertible loan proceeds between the debt component and the embedded conversion feature using the residual value method with debt valued first and the conversion feature is valued at what's left over. Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

3.3	Reasons for the Offer and Use of Proceeds

Not applicable

3.4	Description of Business - Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares The following is a list of all known material risks relating to our business and an investment in our common shares:

We have a history of losses. Our inability to achieve profitability will negatively impact any investment in our shares.
We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses in the foreseeable future. From March 31, 1988, the date of incorporation, to January 31, 2014, we have incurred losses totaling $3,721,719 under IFRS. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

If we are unable to generate revenue or raise financing, our business may fail.
We have limited financial resources, no source of operating cash flow and no commitments for additional financing to fund further exploration of our mineral property interests. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and ultimately the failure of our business.

If we are unable to prove that a a mineral reserve exists on our mineral property interests, our business may fail.
The business of exploring minerals and mining involves a high degree of risk. Few mineral properties that are explored ultimately develop into producing mines. At present, our mineral properties have no known commercial ore body. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at a chosen mining site.

It is unknown whether we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The probability of an individual mineral exploration prospect ever containing reserves is extremely remote. It is unlikely that our mineral properties contain reserves, so any funds expended on the property will most likely be lost.

Our auditors have expressed substantial doubt about our ability to continue as a going concern, and if we do not obtain additional financing, our business will fail.
As at January 31, 2014, we had a cash balance of $96,466. Our ability to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, upon the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of mineral property interests. The Company has to date not determined whether its mineral property interests contain economically recoverable resources. The Company's ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the Dotted Lake project, investor perceptions and expectations and the global financial and metals markets. The Company will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration. There can be no assurance the Company will be successful in this endeavor. The financial statements in this annual report do not include adjustments that would be necessary should the company be unable to continue as a going concern.

Due to the speculative nature of mineral property exploration, there is substantial risk that no commercially viable mineral deposits will be found on our Dotted Lake-Lampson Lake Property or other mineral properties that we acquire.
In order for us to even commence mining operations we face a number of challenges which include finding qualified professionals to conduct our exploration program, obtaining adequate financing to continue our exploration program, locating a viable mineral body, partnering with a senior mining company, obtaining mining permits, and ultimately selling minerals in order to generate revenue. Moreover, exploration for commercially viable mineral deposits is highly speculative in nature and involves substantial risk that no viable mineral deposits will be located on any of our present or future mineral properties. There is a substantial risk that the exploration program we plan to conduct on the Dotted Lake-Lampson Lake project may not result in the discovery of any significant mineralization, and therefore no commercially viable mineral deposit. There are numerous geological features that we may encounter that would limit our ability to locate mineralization or that could interfere with our exploration programs as planned, resulting in unsuccessful exploration efforts. In such a case, we may incur significant costs associated with an exploration program, without any benefit. This would likely result in a decrease in the value of our common stock.

General economic conditions could have a negative impact on our business.
Ongoing volatility in global financial markets has had a profound impact on the global economy. Many industries, including the precious metal and base metal mining industries, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;
•	the volatility of the gold price may impact our future revenues, profits and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
•	the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

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

We believe that we are in substantial compliance with all material laws and regulations which currently apply to our activities. There can be no assurance, however, that we will obtain on reasonable terms or at all the permits and approvals, and the renewals thereof, which we may require for the conduct of our current or future operations or that compliance with applicable laws, regulations, permits and approvals will not have an adverse effect on any mining project which the Issuer may undertake. Possible changes to mineral tax legislation and, regulations could cause additional expenses, capital expenditures, restrictions and delay on the Issuer's planned exploration and operations, the extent of which cannot be predicted.

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

Precious metal prices fluctuate widely. A decrease in these prices may prevent us from raising the capital necessary to continue our business plan in the future. As well, low prices will reduce the value of any reserve we discover on our mineral property interests.
Factors beyond our control may affect the marketability of any precious metals we discover. Metal prices have fluctuated widely, particularly in recent years. Our ability to raise capital for continuing exploration of our mineral property interests depends to a large degree on the market price for metals generally, as well as for gold in particular. In addition, the value of any reserve we discover on the Dotted Lake-Lampson Lake properties will fluctuate depending on current metal prices. Low metal prices may make it uneconomical to commence production on our mineral property interests, if a reserve is established, of which there is no guarantee.

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

Our listed securities are subject to penny stock regulation, which may impede an investor's ability to purchase our common shares.
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
Our success will be largely dependent, in part, on the services of our senior management and directors whose contributions include both technical and financial skills and assistance. We have not purchased any key man insurance, nor have we entered into any non-competition or non-disclosure agreements with any of our directors, officers or key employees and have no current plans to do so. We may hire consultants and others for geological and technical expertise but there is no guarantee that we will be able to retain personnel with sufficient technical expertise to carry out the future development of our mineral properties.

Some of our directors are or will be directors of other companies, which could result in conflicts of interest.
Certain of our directors, officers and other members of management do, and may in the future, serve as directors, officers, promoters and members of management of other companies and, therefore, it is possible that a conflict may arise between their duties as a director, officer, promoter or member of our management team and their duties as a director, officer, promoter or member of management of such other companies. Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity and the requirement of directors to disclose conflicts of interest. We will rely upon these laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.

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

We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value.
Our Memorandum (charter document) authorized the issuance of an unlimited number of common shares. As of May 16, 2014, the Company had 44,633,171 common shares outstanding. We may issue an unlimited number of additional common shares. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

If we lose our Foreign Private Issuer status in the U.S., our operating costs will increase.
The Company is required to determine its foreign private issuer status (as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law) (the Exchange Act), annually at the end of its second fiscal quarter. Although less than 50% of its voting securities were held by U.S. residents on the last business day of its most recently completed second fiscal quarter, the Company is considered a foreign private issuer as it met the following conditions: (i) a majority of its executive officers and directors, taken separately, are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. This could have a materially adverse impact on the Company's corporate overhead costs and its ability to raise future financing.

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

The financial information contained herein complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Rouge Resources Ltd (the Company or We or the Issuer) was incorporated under the name Gemstar Resources Ltd. on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company's name was changed to Rouge Resources Ltd. Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign private issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted only on the OTC:BB in the United States under the symbol ROUGF but since this date have also been listed for trading on the TSX Venture Exchange under the symbol ROU.

At January 31, 2014, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2013 44,633,171) of which 3,789,600 shares are held in escrow, subject to release following regulatory approval.

Description of Business
The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We hold a 100% interest in 16 claims in the Thunder Bay Mining District of North Central Ontario area called the Dotted Lake, which has been the primary focus of our exploration activities to date. We also hold a 100% interest in 2 additional claims following our final payment of $12,500 in April 2014 pursuant to our exclusive Lampson Lake option agreement. We continue to monitor claims in the Dotted Lake-Lampson Lake area and plan to make additional acquisitions in this and other areas when and if the property is considered to be strategic or otherwise beneficial to the Company.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The material events in development of the Issuer's current business over the past seven fiscal years to the date of this Annual Report are summarized as follows:

•	In March 2008, the Issuer consolidated its share capital on a 10 for 1 basis and changed its name from Gemstar Resources Ltd. to Rouge Resources Ltd.

•	In May 2008, the Issuer hired Caitlin Jeffs, P.Geo, of Fladgate Exploration Consulting Corporation as consulting geologist to conduct a soil sampling program on the Dotted Lake Property.

•

On August 5, 2008, Caitlin Jeffs, P.Geo completed an internal report of the results of the Issuer's soil sampling program, indicating the possibility of both anomalous gold and anomalous zinc mineralization in two of the 47 samples collected and analyzed during the program.

•

On December 24, 2008, the Issuer announced the closing of a non-brokered private placement of 10,000,000 units at $0.05 per unit for gross proceeds of $500,000 before share issue costs. Each unit was comprised of one Share of the Issuer and one additional non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional Share of the Issuer at a price of $0.10 per share for two years from the date of closing. Proceeds of the private placement were used for exploration expenditures on the Issuer's property, operating expenses and general working capital purposes.

•

In October 2009, the Issuer expanded its holdings in the Dotted Lake Property to a 100% interest in a total of ten claims of 82 units by staking. Shortly thereafter, the Issuer commenced a new soil sampling program in accordance with the report dated August 5, 2008.

•

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

•

On April 20, 2010, the Issuer entered into an exclusive Option Agreement with certain Ontario prospectors to acquire a 100% undivided interest in two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property, subject to certain royalty interests when and if future revenue is generated. Exercise of the Option required the Issuer to pay a total of $60,000 to the vendors over a period of three years.

•

On September 7, 2010, the Issuer's independent consulting geologists completed a NI 43-101 compliant Technical Report, detailing all work completed on the Dotted Lake Property to date and recommendations for further exploration work.

•

On October 25, 2010, the Issuer announced the resignations of Shannon Krell, Ryan Krell and Ivan Martinez from its board of directors and the appointment of Brian A Lueck and Mark H. Holden in their stead as independent directors.

•	On November 30, 2010, a revised version of its NI 43-101 Technical Report was completed by the authors and delivered to the Issuer.

•

At the December 13, 2011 Annual General Meeting of shareholders, three new directors were elected: J. Ronald McGregor, Steven J. Chan and James O. Burns. Subsequently, Mr. J. Ronald McGregor was appointed Chief Financial Officer of the Issuer to replace Mr. Darcy T. Krell.

•

In February 2012, the Issuer entered into an agreement to defer $39,676 in debt owed to a professional advisor which was been converted from a short term to a long term liability. This amount is unsecured and non-interest bearing due after July 31, 2013 but to date there has been no demand for repayment.

•

On April 25, 2012, the Issuer received conditional approval of its Listing Application by the TSX Venture Exchange subject to completion of a proposed private placement financing in accordance with the Exchange requirements.

•

On August 28, 2012, the Issuer announced the closure of two private placements, one brokered and the other non-brokered. The brokered private placement raised $829,000 (3,316,000 Units) through Canaccord Genuity Corp. (the Agent) and the non-brokered private placement raised $188,000 (752,000 Units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was sold for $0.25 consisting of one common share and one transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

The net proceeds of the financings were used to eliminate the working capital deficiency; to meet obligations under the Lampson Lake option agreement; and to meet its on-going operating requirements.

•	On August 30, 2012, the shares commenced trading on the TSX Venture Exchange under the symbol ROU.

•

On September 4, 2012, the Issuer paid $9,246 with respect to staking of 6 additional claims contiguous to the Dotted Lake claims bringing the total number of claims owned by the Issuer to 18, including the two Lampson Lake claims under option per above.

•

On October 3, 2012, an assessment report was completed by the Issuer's independent consulting geologists detailing results of a soil sampling and prospecting program conducted on 5 of the 6 additional claims staked prior to September 4, 2012.

•

On March 1, 2013 pursuant to the Lampson Lake Option Agreement mentioned above, the Optionors agreed with the Issuer to split the final payment of $25,000 into two equal amounts of $12,500, the first payable on April 20, 2013 which was paid and the second payable on April 20, 2014.

•	On April 20, 2014, the Company made the final payment of $12,500 pursuant to the Lampson Lake Option Agreement.

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

4.2	Mineral Property Interests

The following table summarizes the amounts expended on its mineral property interests for the years ended January 31, 2014 and 2013:

			Total for	Total for
	North-Central Ontario		year ended	year ended
	Dotted Lake	Lampson Lake	January31,	January31,
	mining claims	mining claims	2014	2013

Property acquisition costs
Balance, beginning	$24,607	$37,033	$61,640	$36,294
Additions	-	12,500	12,500	25,346
Balance, ending	24,607	49,533	74,140	61,640

Exploration and evaluation costs
Balance, beginning	206,934	-	206,934	176,585
Additions
Field and camp costs	-	-	-	21,477
Geological consulting and reporting	-	-	-	3,488
Geo-referencing	9,933	-	9,933	-
Project administration	-	-	-	3,606
Soil sample analysis	-	-	-	1,778
	9,933	-	9,933	30,349
Balance, ending	216,867	-	216,867	206,934

Total balance, ending	$241,474	$49,533	$291,007	$268,574

The original Dotted Lake Property consisted of one claim acquired by the Company in 2001 which was allowed to lapse in 2002 then was re-staked by the Company in March 2003 at a cost of $4,206. In October 2009, the Company expanded its 100% interest in this Property from a single claim to ten Dotted Lake claims at a cost of $11,055. Title to the Property, originally held in trust for the Company by a director of the Company, was transferred to the Company during the year ended January 31, 2012.

During the year ended January 31, 2013, the Company paid $9,346 with respect to staking of 6 additional claims contiguous to the original Dotted Lake claims. The Company also paid $30,349 for prospecting and sampling on 5 of these claims and the related assessment report indicated no significant gold occurrences but recommended a follow-up trenching program to confirm. The Company now has 18 claims in the Dotted Lake area totaling 171 units covering 6,840 acres (40 acres per unit), including the two Lampson Lake claims described below.

During the year ended January 31, 2014 and in response to the new GPS standards for unpatented claims issued by the Ontario Ministry of Northern Development and Mines, the Company expended $9,933 to provide upgraded geo-referenced location information on its 16 Dotted Lake claims. In addition, the Company made its second last payment of $12,500 on the 2 Lampson Lake claims on April 20, 2013. The last Lampson Lake payment of $12,500 was made on April 20, 2014 bringing the final total to $60,000 since signing the agreement on April 20, 2010.

The Lampson Lake claims are subject to a 2% net smelter royalty (NSR) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (OEC) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012.

Status of Dotted Lake-Lampson Lake Mining Claims and Technical Report

The Issuer's NI 43-101 compliant Technical Report dated September 7, 2010 (as revised on November 30, 2010) was prepared by Caitlin Jeffs H. B.Sc., P.Geo. and Michael Thompson H. B.Sc., P.Geo. of Fladgate Exploration Consulting Corporation of Thunder Bay, Ontario in connection with the original 10 Dotted Lake claims and the 2 adjacent Lampson Lake claims. This report has been discussed in detail in previous Form 20Fs and the full text is available for review at the Company's registered office at Suite 203-409 Granville Street, Vancouver, BC, V6C 1T2. It is also available online, under the Company's profile at www.sec.gov/edgar.

In addition, an assessment report dated October 3, 2012 was prepared following completion of a soil sampling and prospecting program on 5 of the 6 claims staked prior to September 4, 2012.

The Dotted Lake-Lampson Lake Property (The Property) is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada. The Property lies 45 km south of the town of Manitouwadge on NTS Sheet 42C13. The center has approximate geographic coordinates of 48°54'26N, 85°45'50W (UTM NAD83 Zone 16N 590,597mE, 5,416,050mN). The Property has 6,840 acres oriented approximately east-west, 8.5 km long by roughly 2 km wide in an irregular shape .

The information in table 1 below provides current status of the Property's 18 mining claims owned by the Issuer following a mineral tenure search dated May 14, 2014, conducted through the online database of the Ministry of Northern Development and Mines website. All claims are in good standing.

Table 1 Status of Dotted Lake-Lampson Lake Mining Claims

Mining Claim No.	Township/Area	Units	Date Recorded	Date Due for Work Credits to be applied	$ Work Required/Year
3011450 (i)	Black River	15	14-Mar-03	14-Mar-15	$6,000
4245668 (ii)	Black River	6	6-Mar-09	6-Mar-15	$2,400
4246254 (ii)	Black River	16	21-Apr-09	21-Apr-15	$6,400
4252412 (iii)	Black River	12	17-Nov-09	17-Nov-14	$4,800
4252413 (iii)	Black River	12	17-Nov-09	17-Nov-14	$4,800
4252414 (iii)	Black River	2	17-Nov-09	17-Nov-14	$800
4252415 (iii)	Black River	2	17-Nov-09	17-Nov-14	$800
4252416 (iii)	Black River	1	17-Nov-09	17-Nov-14	$400
4252417 (iii)	Black River	2	17-Nov-09	17-Nov-14	$800
4252418 (iii)	Olga Lake	12	17-Nov-09	17-Nov-14	$4,800
4252419 (iii)	Olga Lake	12	17-Nov-09	17-Nov-14	$4,800
4252420 (iii)	Olga Lake	12	17-Nov-09	17-Nov-14	$4,800
4256854 (iv)	Black River	8	23-Sep-10	23-Sep-14	$3,200
4256855 (iv)	Black River	8	23-Sep-10	23-Sep-14	$3,200
4256856 (iv)	Black River	12	23-Sep-10	23-Sep-14	$4,800
4256857 (iv)	Black River	12	23-Sep-10	23-Sep-14	$4,800
4256859 (iv)	Black River	12	23-Sep-10	23-Sep-14	$4,800
4269766 (v)	Olga Lake	15	20-Apr-12	20-Apr-15	$6,000
	Totals	171			$68,400

(i)	Issuer's original claim re-staked in March 2003.
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

Map 1 Dotted Lake-Lampson Lake Claims Located in Ontario, Canada

Hudson Bay
Fort Severn
Peawanuck
MANITOBA
Severn R
River
James Bay
Baie James
CANADA
Big Trout Lake
Attawapiskat
Sandy Lake
Winisk
Lansdowne House
Moosonee
Pikangikum
Albany
River
Moose R
N
ONTARIO
QUEBEC / QUÉBEC
Red Lake
Sioux Lookout
Armstrong
L Nipigon
Kapuskasing
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Kirkland Lake
Fort Frances
Thunder Bay
Marathon
Wawa
Chapleau
New Liskeard
Ottawa R
USA / É-U d'A
L Superior
Greater/ Grand Sudbury
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Espanola
Pembroke
Ottawa
Cornwall
Little Current
Huntsville
Bancroft
Brockville
St Lawrence R / Fl Saint-Laurent
LEGEND
National capital
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
L Michigan
Parry Sound
Owen Sound
Orillia
Kingston
Belleville
Peterborough
Port Elgin
Barrie
Oshawa
L Huron
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Welland
Hamilton
London
USA
UNITED STATES OF AMERICA
Sarnia
St Thomas
Chatham-Kent
Windsor
L Erie
Scale
km 100 0 100 200 300 km
Manitouwadge
Dotted Lake Property
Marathon
Lake Superior
0 25 50
kilometres
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Map 2 Dotted Lake - Lampson Lake Claims in Thunder Bay Mining Division of North Western Ontario

Background

Since 2003, the Issuer has been slowly advancing the exploration work on the Property to determine potential of the ground which lies in an underexplored area of the Schrieber-Hemlo greenstone belt, host to the Hemlo Gold deposit.

Exploration work to date has included airborne and ground geophysics in 2005, soil sampling in 2008 and 2009 and prospecting/ trenching in 2010 and more soil sampling/prospecting on five of the six new claims acquired during year ended January 31, 2013. The soil sampling programs completed in 2008 and 2009 were intended to evaluate the property for further mineralization and potentially to expand on the known zinc mineralization at the Fairservice zinc showing. They successfully outlined previously undetected gold mineralization, hosted in sulphide rich shear bands in granitoid rock, but were not successful in expanding on the Fairservice zinc showing.

This has been adequate for initial exploration work, but future programs should also include a more thorough QA/QC procedure including a variety of check samples such as duplicate samples, reruns of sample pulps, a variety of standard samples including low and high grade gold and blank samples.

Accordingly, we consider The Property to be an early stage exploration project upon which further exploration should be conducted in order to gain better understanding of the strike content and width of the gold mineralization uncovered in past exploration programs.

Our Technical Report from late 2010 recommended a two phase budget of future exploration (see below) to continue with more soil sampling, prospecting and trenching on the Property. However, due to the challenging economic circumstances, which persist for the Junior Mineral Exploration industry at the present time, implementation has been delayed. This delay will continue until more favorable market conditions return.

Budget Item	Total (CAD$)	Comments
Exploration (Phase 1) Property wide soils and further [X]trenching
Consulting geologist	$52,000	Consulting geologist at $650/day
Geo-technicians	$39,000	Geo-technician at $325/day
Truck and ATV Rental and Fuel	$22,000	Truck at $75/day and ATV at $125/day
Heavy Equipment Rental	$30,000	Trench digging at $140/hour
Assays	$45,500	Assaying at $35/sample
Room and board	$17,500	$125/day per geo & tech
10% contingency for miscellaneous items	$20,600	Field supplies etc.
Subtotal (Phase 1):	$226,600
Exploration (Phase 2) 1500 metres of diamond drilling
Consulting geologist	$52,000	Consulting geologist at $650/day
Geo-technicians	$16,250	Geo-technician at $325/day
Room and board	$12,500	$125/day per geo & tech
Truck and Fuel	$6,250	Truck at $75/day +fuel
Logging Shack w/saw	$2,500	$1500/month
Heavy equipment rental	$10,000	Building drill pads and access roads
Assays	$18,375	Assaying at $35/sample
Diamond Drilling	$165,000	Diamond drilling at $110/metre
10% contingency for miscellaneous items	$28,288	Field supplies etc.
Subtotal (Phase 2):	$311,163
Budget Item	Total (CAD$)	Comments
Exploration (Phase 1) Property wide soils and further trenching
Total CAD$ (Both Phases)	$537,763

Although our work on the Property over the past few years has identified some gold mineralization, there is no assurance that a commercially viable mineral deposit exists on our mineral claims. Further exploration is required before a final evaluation of the economic feasibility can be determined. This will require significant additional financing and considerable time and effort before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

The Company continues to monitor claims in the Dotted Lake-Lampson Lake area and plans to make additional acquisitions in this and other areas when and if market conditions improve and the claims are considered to be strategic or otherwise beneficial to the Company.

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

We are required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada generally, and in the Province of Ontario specifically. Under these laws, prior to production, we have the right to explore the property, subject only to a notice of work which may entail posting a bond. To date, we have not been required to post a bond with respect to our exploration activities on the Dotted Lake-Lampson Lake Property.

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

The following table summarizes information taken from our audited financial statements presented in accordance with IFRS as at and for the years ended January 31:

	2014	2013	2012
FINANCIAL POSITION
Total Assets	$ 397,066	$ 584,877	$ 243,140
Total Liabilities	$ 111,838	$ 90,025	$ 351,824
Accumulated Deficit	$ (3,721,719)	$ (3,512,095)	$ (3,272,837)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Net and Comprehensive Loss	$ (209,624)	$ (239,258)	$ (279,284)
Loss per share basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)

The following table summarizes the results of operations presented in accordance with IFRS for the years ended January 31 and should be read in conjunction with the audited financial statements contained herein:

	2014	2013	2012
Revenue	$ Nil	$ Nil	$ Nil

Expenses
Amortization and accretion	$ 543	$ 776	$ 1,008
Consulting fees	5,800	5,670
Listing application expenses	402	62,601	90,507
Management services	60,000	60,000	60,000
Office administration and travel	74,694	44,506	64,022
Professional fees	44,368	47,705	47,387
Transfer agent and filing fees	23,817	18,000	16,360

Net and comprehensive loss	$ (209,624)	$ (239,258)	$ (279,284)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Net and Comprehensive loss

The Company reported a net and comprehensive loss of $209,624 for year ended January 31, 2014 compared to last year of $239,258. This $29,634 decrease in loss resulted from the following:

-	$233 minor decrease in amortization due to use of declining balance method.
-	$130 minor increase in consulting fees for business planning purposes
-	$62,199 decrease in Listing Application expenses following approval of last year's Listing Application on TSX-V Exchange not repeated this year.
-	$30,188 increase in office administration and travel expenses primarily due to investigating new projects/new financing sources and generally higher costs of doing business.
-

$3,337 decrease in professional fees (legal, audit and accounting) due to lower expenses this year compared to last year's heavy concentration of time and effort last year by all concerned regarding completion of two private placement financings and the TSX-V Listing Application referred to above.

-	$5,817 increase in transfer agent and filing fees mainly due to annual fees relating to last year's listing on the TSX-V.

5.2	Liquidity

The following table summarizes the working capital (deficiency) as at January 31 and should be read in conjunction with the audited financial statements contained herein:

Working Capital (Deficiency)	2014	2013	2012
Current assets	$ 97,891	$ 307,592	$ 20,774
Current liabilities	(111,838)	(90,025)	(312,148)
Working capital (deficiency)	$ (13,947)	$ 217,567	$ (291,374)

During the year ended January 31, 2014, working capital decreased to a deficiency of $13,947 from a positive position of $217,567 at last year-end. This $231,514 negative change arose primarily from the $209,624 net and comprehensive loss for the current year.

The current assets at January 31, 2014 consist of cash $96,466 (January 31, 2013 - $301,845) and GST receivable $1,425 (January 31, 2013 - $4,122). The current liabilities at January 31, 2014 consist of $65,283 of trade payables/accrued liabilities/loan payable (January 31, 2013 - $78,559) and $46,555 of related party payables (January 31, 2013 - $11,466).

The following table summarizes cash flows for years ended January 31:

Cash Flows	2014	2013	2012

Net cash used in operating activities	$ (218,035)	$ (260,425)	$ (258,591)
Net cash used in investing activities	(22,433)	(55,695)	(12,709)
Net cash from financing activities	35,089	600,142	144,171
Increase (decrease) in cash	$ (205,379)	$ 284,022	(127,129)

Cash, beginning	301,845	17,823	144,952

Cash, end	$ 96,466	$ 301,845	$ 17,823

At January 31, 2014, the Company's cash position was $96,466 compared to $301,845 at last year end. The $205,379 decrease in cash during year ended January 31, 2014 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $218,035 in 2014 and $260,425 in 2013 was due in both years to on-going operating losses adjusted for relatively minor changes in non-cash working capital items.

(ii)

Net cash used in investing activities of $22,433 in 2014 and $55,695 in 2013 related to expenditures on exploration and evaluation assets to keep the Dotted Lake claims in good standing with the Ontario Ministry of Northern Development and Mines and continuation of scheduled payments under the Lampson Lake option agreement.

(iii)

Net cash from financing activities of $35,089 in 2014 and $600,142 in 2013 resulted from the following: in 2014 the change was due exclusively to partial funding of operating expenses by related parties; and in 2013 the change was due to $842,794 of net funds received from two private placements partially offset by reimbursing $242,652 of related party payables created during the funding of on-going operating expenses in the prior year.

5.3	Capital Resources

Share Capital

Authorized share capital

Unlimited number of common shares without par value.

Private placements
On August 28, 2012, 4,068,000 units were issued in connection with the closure of two private placements, one brokered and the other non-brokered. The brokered private placement raised $829,000 (3,316,000 units) through Canaccord Genuity Corp. (the Agent) and the non-brokered private placement raised $188,000 (752,000 units) for combined gross proceeds of $1,017,000 (4,068,000 units). Each unit of the Company was issued for $0.25 consisting of one common share and one transferrable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. No fair value was attributed to the warrants. Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

Issued share capital
At January 31, 2014, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2013 44,633,171) of which 3,789,600 shares are held in escrow, subject to release following regulatory approval.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for year ended January 31, 2014 was based on the net and comprehensive loss attributable to common shareholders of $209,624 (January 31, 2013 - $239,258) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2013 42,299,073). The diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company's shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At January 31, 2014 and 2013, there were no stock options outstanding.

Share purchase warrants
The changes in warrants outstanding are as follows:

	Year ended January 31, 2014		Year ended January 31, 2013
	Number of warrants	Exercise price	Number of warrants	Exercise price

Balance, beginning	4,068,000	$0.40	30,000,000	$0.10
Warrants issued			4,068,000	0.40
Warrants expired	(4,068,000)	0.40	(30,000,000)	-
Balance, ending	-	$-	4,068,000	$0.40

Capital Management
The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company's ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

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

Other than the above securities, no other securities are outstanding which are convertible into, or exchangeable for, the Company's shares.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. Although there were two private placements completed during year ended January 31, 2013, there is no assurance that additional financing will be available when needed in the future nor, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company's ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

5.4	Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

ITEM 6.	Directors, Senior Officers and Employees

6.1	Directors and Senior Officers

Background information about our directors and senior officers is shown below as at January 31, 2013:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Linda J. Smith	President, Chief Executive Officer and Director	64	October 27, 2000
Darcy T. Krell	Secretary, General Manager and Director	65	October 10, 2008
J. Ronald McGregor	Chief Financial Officer and Director	70	December 13, 2011
Steven J. Chan	Director	49	December 13, 2011
James O. Burns	Director	82	December 13, 2011
David Mark	Director	67	October 24, 2013

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

Ms. Smith acted as Blue Lightning Ventures Inc.'s president and director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from June 1999 to April 2003; for Candorado Operating Company Ltd. from June 2000 to November 2001; and for East-West Petroleum Corp. (formerly Algorithm Media Inc.) from December 2005 to December 2009. She is currently a director of Golden Secret Ventures Ltd. (formerly Lakewood Mining Co. Ltd.) from December 2012. All of these companies are British Columbia and Alberta reporting corporations and involved in mineral property exploration.

Ms. Smith was also employed as a part-time dental assistant from May 1995 to October 2002.

Darcy Krell
Mr. Krell has served the Issuer in several capacities, including as the Issuer's corporate secretary since March 31, 2005 and a director since October 10, 2008. He has served as the general manager of the Issuer since November 1, 2000. Mr. Krell also served as the Issuer's CFO from October 10, 2008 to January 9, 2012. He has been a private investor in various public and private companies since 1996. He has extensive business experience but has no professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on the business of the Issuer.

Mr. Krell also acted as a director of Big Bar Gold Corporation from March 2000 to April 2004 and Blue Lightning Ventures Inc. from March 2002 to July 2004. In addition, Mr. Krell acted as a director of Algorithm Media Inc. from December 2005 to January 2010 and has also been serving as President, CEO and Director of Golden Secret Ventures Ltd. (formerly Lakewood Mining Co Ltd) since May 2, 2012. All of these companies are Alberta and British Columbia reporting companies and involved in mineral property exploration.

Ronald McGregor
Mr. McGregor has been contract controller for the Issuer since December 2006; President of AYL Enterprises Ltd., a private company providing contract controller services to public companies since September 1996. He has also been a senior accounting instructor at BCIT since January 1997. Mr. McGregor devotes approximately 20% of his time to the business of the Issuer and has also been serving as Director since December 31, 2011 and CFO of Golden Secret Ventures Ltd (formerly Lakewood Mining Co Ltd) since May 2, 2012.

Steven Chan
Mr. Chan has been the CCO for Wasco Management Inc. since September 2010. He is a director of several companies listed on the Exchange including Abitibi Mining Corp.; Amador Gold Corp.; Expedition Mining Inc.; Kermode Resources Ltd.; Klondike Gold Corp.; Klondike Silver Corp.; La Ronge Gold Corp.; Golden Secret Mining Ltd. (formerly Lakewood Mining Co. Ltd.), Sedex Mining Corp.; and Zinccorp Resources Inc. He was Vice-President of Cambridge House International Inc. from April 2000 to June 2010 and is currently a director of Golden Secret Ventures Ltd. since May 2, 2012. Mr. Chan devotea approximately 5% of his time to the business of the Issuer.

James Burns
Mr. Burns is a retired businessman since 1998 following sale of his Northern Ontario hunting and fishing lodge which he operated for many years and is currently a director of Golden Secret Ventures Ltd. since May 2, 2012. Mr. Burns devotes approximately 5% of his time to the business of the Issuer.

None of the above individuals have entered into non-competition or non-disclosure agreements with the Company. Except as otherwise disclosed, none of the above individuals are employees or independent contractors of the Company.

David Mark
Mr. Mark is a professional geoscientist (P.Geo.) with membership in the Association of Professional Engineers and Geoscientists of the Province of British Columbia. He mostly operates through his company, Geotronics Consulting Inc., which provides exploration services, mainly geophysics and geochemistry, to mining exploration companies as well as geotechnical geophysics to geotechnical engineering consultants, and environmental geophysics to environmental consultants. He is also currently director of three other issuers, namely Green Valley Mine Incorporated, Bullion Gold Resources Corp., and Golden Secret Ventures Ltd. He has also been a director and/or an officer of several other issuers since the early 1970's. Mr. Mark intends to devote approximately 5% of his time to the business of the Issuer.

6.2	Compensation of Directors and senior officers

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and senior officers. The following fairly reflects all material information regarding compensation paid to our directors and senior officers for the fiscal years ended January 31 as follows:

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR 1	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary	Bonus	Other Annual Compen- sation	Awards		LTIP payouts	All Other Compen- sation
					Restricted Stock Awards	Securities Underlying Options/ SAR's
Linda Smith as President, CEO Officer and Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Darcy Krell, as Secretary, General Manager, CF O and Director [4]	2014 2013 2012	$60,000[2] $60,000[2] $60,000[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$30,000[3] $30,000[3] $30,000[3]
Ronald McGregor as CFO and Director [5]	2014 2013 2012	$16,170 $16,322 $9,034	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steven Chan as Director [6]	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$2,800[8] $4,500[8] Nil
James Burns as Director [6]	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Mark[7] as Director	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil

[1]	Represents fiscal years from February 1 to January 31.
[2]	Represents management fees.
[3]	Represents amounts paid for rent of office facilities provided to the Company.
[4]	Resigned as CFO on December 13, 2011.
[5]	Appointed Director on December 13, 2011 and CFO on May 2, 2012 and will continue to earn fees on an hourly basis primarily for accounting and financial reporting services.
[6]	Appointed Director on December 13, 2011.
[7]	Appointed Director on October 24, 2013.
[8]	Represents consulting fees

The Issuer has not paid any compensation for director services per se in the fiscal years ended January 31, 2014, 2013 and 2012. However, the Issuer paid for certain management and administrative services to Mr. Darcy T. Krell, prior to him becoming a director of the Issuer in October 2008 in his capacity as the Issuer's Secretary, General Manager and Chief Financial Officer. The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month due to more time and effort required to run the business pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008. Under this agreement, home office rent increased from $1,500 to $2,500 per month; however, the increased rent payments did not commence until February 1, 2009.

6.3	Board Practices

Linda Smith was appointed President, CEO and director of the Issuer on October 27, 2000. Darcy Krell was appointed director on October 10, 2008. Ronald McGregor, Steven Chan and James Burns were appointed directors on December 13, 2011. David Mark was appointed director on October 24, 2013.

The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once every calendar year and not longer than thirteen months from the last annual general meeting. The last annual general meeting was held in Vancouver, BC on October 24, 2013.

We have a three member audit committee of the Board but have not appointed a compensation committee. Full text of the audit committee charter is attached as an Exhibit.

6.4	Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants on a contract basis in order to keep overhead expenses to a minimum.

6.5	Share Ownership of Directors and Senior Officers

Our directors and officers own beneficially the following securities of the Company as of the date of this annual report.

			Shares as % of Issued and
	Number of Shares	Number of Warrants	Outstanding Shares
Linda Smith	600,000	0	1.3%
Darcy Krell	516,000	0	1.2%
Steven Chan	2,700,000	0	6.0%
James Burns	2,000,000	0	4.5%
	5,816,000	0	13.0%

The above percentages are based on the 44,633,171 common shares issued and outstanding in our capital stock as of the date of this annual report.

We have adopted an incentive stock option plan but to date the Company had no issued or outstanding stock options.

ITEM 7.	Major Shareholders and Related Party Transactions

7.1	Beneficial Ownership

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

As of the date of this annual report, the following person known to us was the beneficial owner of more than 5% of our outstanding common shares.

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

There are no arrangements which at a subsequent date may result in a change in our control.

7.2	Related Party Payables and Transactions

Related party payables included in the Statements of Financial Position are as follows:

	As at January 31,
	2014	2013

Payable to Company directors and companies controlled by its directors	$46,555	$11,466

These amounts are non-interest bearing, unsecured with no fixed term of repayment.

The following transactions with company directors and companies controlled by its directors in the Statements of Comprehensive Loss are as follows:

	Year ended January 31,
	2014	2013

Consulting fees	$2,800	$4,500
Management services	60,000	60,000
Office rent	30,000	30,000
Professional fees	16,170	16,322
	$108,970	$110,822

Key management personnel compensation:

	Year ended January 31,
	2014	2013
Management services	$60,000	$60,000
Professional fees	16,170	16,322
	$76,170	$76,322

7.3	Interests of Experts and Counsel

Our experts and legal counsel have no direct nor indirect interest in our properties and our shareholdings are not employed on a contingent basis.

ITEM 8.	Financial Information

The audited financial statements for the year ended January 31, 2014 are attached hereto as an exhibit and incorporated herein by reference.

8.1	Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

8.2	Subsequent Events

In April 2014, the Company paid the final $12,500 pursuant to the Lampson Lake option agreement.

ITEM 9.	The Offer and Listing Details

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign private issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. After filing and receipting a registration statement on Form 20-F with the United States Securities and Exchange Commission, our common shares were posted for trading on the Over-the-Counter Bulletin Board (OTC:BB) in the United States under the symbol GMSRF. With the name change from Gemstar Resources Ltd. to Rouge Resources Ltd., the trading symbol was changed to ROUGF effective March 25, 2008. Our shares are now quoted on the OTCQB operated by OTC Markets Group, Inc. in the United States and since August 31, 2012 have also been listed for trading on the TSX-Venture Exchange under the symbol ROU.

The following table sets forth the high and low prices of our common shares in Canadian funds on a quarterly basis since trading began on the OTCBB:

Quarters ended	High	Low

February 14 to April 30, 2007	No trading
July 31, 2007	No trading
October 30, 2007	$ 0.50	$ 0.20
January 31, 2008	$ 0.70	$ 0.10

April 30, 2008	$ 1.00	$ 0.12
July 31, 2008	$ 0.13	$ 0.10
October 31, 2008	$ 0.10	$ 0.05
January 31, 2009	$ 0.07	$ 0.06

April 30, 2009	$ 0.06	$ 0.01
July 31, 2009	No trading
October 31, 2009	No trading
January 31, 2010	No trading

April 30, 2010	No trading
July 31, 2010	$ 0.30	$ 0.30
Oct 31, 2010	$ 0.35	$ 0.35
January 31, 2011	$ 0.35	$ 0.35

April 30, 2011	$ 0.36	$ 0.35
July 31, 2011	$ 0.35	$ 0.35
October 31, 2011	$ 0.35	$ 0.35
January 31, 2012	No trading

April 30, 2012	$ 0.50	$ 0.35
July 31, 2012	$ 0.50	$ 0.50
October 31, 2012	$ 0.50	$ 0.41
January 31, 2013	$ 0.50	$ 0.50

April 30, 2013	$ 0.25	$ 0.25
July 31, 2013	$ 0.15	$ 0.15
October 31, 2013	$ 0.04	$ 0.04
January 31, 2014	No trading
April 30, 2014	No trading

In prior years, our common shares were traded on the Canadian Venture Exchange and its predecessor, the Vancouver Stock Exchange, under the symbol GMS before the name change to Rouge Resources Ltd. effective March 25, 2008. On July 12, 2001, our shares were suspended from trading on the Canadian Venture Exchange due to failure to meet the Exchange's minimum working capital requirements. The Canadian Venture Exchange (now called the TSX Venture Exchange) required that listed companies have a minimum of $50,000 in unallocated working capital. At that time, we did not meet this requirement and trading in our shares was suspended.

The Cease Trade Orders issued against us on November 7, 2003 by the Alberta Securities Commission (the ASC) and on January 14, 2004 by the British Columbia Securities Commission (the BCSC) were lifted on August 18, 2006 by the BCSC and on August 23, 2006 by the ASC. These reactivation and revocation orders resulted from the Company bringing its disclosure records up-to-date on SEDAR (www.sedar.com); preparing a new Evaluation Report regarding the merits of the Dotted Lake property dated December 6, 2005; meeting all other regulatory requirements; and paying all required fees and penalties.

Following conditional approval of the Company's Listing Application by the TSX Venture Exchange on April 25, 2012 and completion of a required private placement financing, the company's shares commenced trading again on August 30, 2012 under the symbol ROU.

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded originally through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange and again following restart of trading on August 28, 2012:

Period	High	Low
February 1, 1999 to January 31, 2000	$1.50	$0.30
February 1, 2000 to January 31, 2001	$2.50	$0.60
February 1, 2001 to July 12, 2001	$1.00	$0.60

August 28, 2012 to January 31, 2013	$0.40	$0.30
February 1, 2013 to January 31, 2014	$0.35	$0.02
February 1, 2014 to April 30, 2014	$0.03	$0.03

ITEM 10.	Additional Information

10.1	Share Capital

Refer to item 5.3 above

10.2	Memorandum and Articles of Association

We were incorporated pursuant to the Company Act of British Columbia by registration of our articles of incorporation and memorandum on March 31, 1988 and were subsequently transitioned to the replacement Business Corporations Act in March 2006. Pursuant to the provisions of the Business Corporations Act, a company may conduct any business that is not restricted by the terms of its articles. Our articles contain no such restrictions.

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

The following material contracts are currently outstanding:

i)

the Debt Deferral Agreement dated February 6, 2012 between the Issuer and Gregory S. Yanke Law Corp. regarding the deferral of $39,676 of the Issuer debt to July 31, 2013 or later is unsecured, non-interest bearing and there has been no demand for repayment;

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

iii)

the exclusive option agreement dated April 20, 2010 with local prospectors (Optionors) to acquire 100% interest in two additional claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. Option payments totaling $60,000 were required as follows: $7,000 payment when the agreement was signed on April 20, 2010 (paid); $12,000 payment on April 20, 2011 (paid); $16,000 payment on April 20, 2012 (paid); and a final payment of $25,000 on April 20, 2013. However on March 1, 2013, the Company agreed with the optionors to split the final payment into two equal amounts of $12,500. The first was paid on April 20, 2013 and the second was paid subsequent to year ended January 31, 2014 on April 20, 2014.

These claims are subject to a 2% net smelter royalty (NSR) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (OEC) on any precious stones recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters 3/4 of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

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

We have placed reliance upon:

(i) our lawyer, Doug Eacrett, Barrister & Solicitor, Suite 203 - 409 Granville St, Vancouver BC, Canada V6C 1T2, as expert in Canadian commercial law.

(ii) our special Canadian securities counsel, Dale Rondeau, C/o Thomas Rondeau, LLP, Business Lawyers, Suite 300 576 Seymour St, Vancouver, British Columbia, Canada, V6B 3K1, as expert in Canadian securities law.

(iii) our special US securities counsel, Thomas E. Puzzo, Esq., Law Offices of Thomas E. Puzzo, PLLC, 3823 44th Ave. NE, Seattle, Washington 98105, USA, as expert in US securities law.

(iv) our consulting geologists, Ms Caitlin Jeffs and Mr Michael Thompson, C/o Fladgate Exploration Consulting Corp., 195 Park Avenue, Thunder Bay ON, Canada, P7B 1B9, and Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9, as expert in mineral exploration geology of precious and base metals.

(v) our auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 1140 West Pender Street, Vancouver BC, Canada V6E 4G1, as expert in Canadian and US accounting, auditing and Canadian income tax.

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

Market risk represents the risk of loss that may impact our financial statements due to adverse changes in financial market prices and rates, including credit risk, liquidity risk, foreign exchange risk, interest rate risk and commodity price risk.

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

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company's secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from directors and officers. The Company's access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company's functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company's cash account.

Commodity Price Risk
The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report. Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (SEC) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of January 31, 2014.

15.2	Management's Annual Report on Internal Control over Financial Reporting

As of January 31, 2014, management assessed the effectiveness of our internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on that evaluation, completed by Linda Smith, our President and Chief Executive Officer, and Ronald McGregor, our Chief Financial Officer, management concluded that, during the period covered by this report, such internal controls and procedures were operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management during the review and approval process along with the annual independent audit.

15.3	Auditor's Attestation Report

The Company is not required to provide an auditor's attestation report on its internal control over financial reporting for the fiscal year ended January 31, 2014. In this annual report , the Company's independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has not given an opinion on the effectiveness of the Company's internal control over financial reporting for the fiscal year ended January 31, 2014, and has not issued an attestation report on the Company's internal control over financial reporting.

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

There were no changes in the Company's internal control over financial reporting that occurred during the fiscal year ended January 31, 2014 that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16	(Reserved)

ITEM 16A.	Audit Committee Financial Expert

Audit Committee of the Board
Our audit committee is comprised of Linda Smith, Steven Chan and James Burns. They undertake reviews of our company's financial statements and determine the adequacy of internal controls and other financial reporting matters. Messrs. Chan and Burns are independent as the term is used in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Ms. Smith is the President and CEO of the Company and therefore is not an independent member of the audit committee

Audit Committee Financial Expert
Our audit committee does not have a member that qualifies as an audit committee financial expert as defined in Item 401(e) of Regulation S-B. The members of our audit committee have primarily gained their financial education and experience through their participation in the management of other private and publicly traded companies. Linda J. Smith, Steven J. Chan and James O. Burns consider themselves financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Issuer's financial statements. Ms. Smith has been a director and officer of the Issuer since October 2000 and strengthens the continuity of the committee with her knowledge of the Issuer's financial and business history. Mr. Chan has and continues to be extremely active in the junior exploration and mining industry and has gained a wealth of experience through his involvement as a director of a number of public companies including, in some instances, as a member of audit committees. Mr. Burns is a retired businessman and brings to the committee experience from the private sector, including through his ownership and management of a fishing and hunting lodge in Northern Ontario.

ITEM 16B.	Code of Ethics

The Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because the Board had found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation, the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company and its shareholders.

ITEM 16C.	Principal Accountant Fees and Services

During the years ended January 31, 2014 and 2013, we accrued fees of $13,480 and paid fees of $15,240 respectively to our independent accountant for professional services rendered in connection with the audits of our year-end financial statements, our annual report filed on Form 20-F, and our corporate income tax returns.

During fiscal years ended January 31, 2014 and 2013, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

(i)      information technology services including, but not limited to, operating or supervising or managing our information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

(ii)      other non-assurance services including, but not limited to, actuarial services or valuation services.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 16F.	Change in Registrant's Certifying Accountant

Not Applicable

ITEM 16G.	Corporate Governance

Not applicable.

ITEM 16H	Mine Safety Disclosure

Not applicable

PART III

ITEM 17.	Financial Statements

Our financial statements for the years ended January 31, 2014 and 2013 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants without reservation, as follows:

Audit report dated May 21, 2014
Balance sheets as at January 31, 2014 and 2013
Statements for the years ended January 31, 2014 and 2013
Comprehensive Loss
Changes in Shareholders' Equity
Cash Flows
Notes to the financial statements for the years ended January 31, 2014 and 2013

Our financial statements are expressed in Canadian dollars and prepared in accordance with IFRS.

ITEM 18.	Exhibits	The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements (with audit report dated May 21, 2014)
Exhibit 2:	Certificate of Incorporation (March 31, 2008)*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 25, 2008)**
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with Form 20-F on September 16, 2003
**	Previously filed with Form 20-F on June 10, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.
Dated: May 22, 2014
	By:	/s/ Linda Smith

Linda Smith,
President and Chief Executive Officer