Form 20-F/A
period 2014-01-31
Rouge Resources Ltd.
filed 2014-07-10
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A - AMENDMENT NO. 1
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
[   ] Yes [X] No

EXPLANATORY NOTE REGARDING THE AMENDED FILING

Rouge Resources Ltd. (“we”, “our”, “us”, the “Company” and “Rouge”) is filing this Amendment No. 1 on Form 20-F/A (“this amendment”) to our Annual Report on Form 20F for the fiscal year ended January 31, 2014 (see “Original Filing”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014. We are filing this amendment for the following reasons:

Item 15.2              Management’s Annual Report on Internal Control over Financial Reporting (page 45)

1. Our conclusion on effectiveness of our internal control over financial reporting has been revised to say “internal control over financial reporting” rather than “internal controls and procedures”.

2. Our internal controls “over quarterly and annual financial reporting” have been revised to exclude “the annual independent audit.”

Item 17                  Financial Statements (page 47)

3. This Item is for presentation of financial statements with fiscal years ended on or before December 15, 2011 and Item 18 is for presentation of financial statements with fiscal years ended on or after December 15, 2011. Accordingly, our financial statements are now presented in Item 18 rather than Item 17 in the Original Filing.

Item 18                  Financial Statements (page 47)

4. Our financial statements are now presented under Item 18 and have been revised to include the latest three years ending January 31, 2014, 2013 and 2012 rather than the latest two years only in the Original Filing.

Independent Auditor’s Report (Exhibit 1, page F-2)

5. The independent auditor’s report has been revised to include the latest three years ended January 31, 2014, 2013 and 2012, rather than the latest two years only in the Original Filing. In addition, the Emphasis of Matter paragraph of the independent auditor’s report has been revised to say “substantial doubt” rather than “significant doubt” regarding the company’s ability to continue as a going concern.

Item 19                  Exhibits (page 47)

6. The Exhibits have now been included as Item 19 rather than Item 18 in the Original Filing. The audited financial statements (Exhibit 1) have been revised to include the changes described in Item 18 above, including the Independent Auditor’s Report.

Except for the matters described above along with inclusion of relevant comparative figures for 2012 in certain financial tables (page 49), this amendment does not modify or update any other of our disclosures in the Original Filing with the SEC.

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

There are no arrangements which at a subsequent date may result in a change in our control.

7.2	Related Party Payables and Transactions

Related party payables included in the Statements of Financial Position are as follows:

	As at January 31,
	2014	2013	2012

Payable to Company directors and companies controlled by its directors	$46,555	$11,466	$254,118

These amounts are non-interest bearing, unsecured with no fixed term of repayment.

The following transactions with company directors and companies controlled by its directors in the Statements of Comprehensive Loss are as follows:

	Year ended January 31,
	2014	2013	2012
Consulting fees	$2,800	$4,500	$-
Management services	60,000	60,000	60,000
Office rent	30,000	30,000	30,000
Professional fees	16,170	16,322	9,034
	$108,970	$110,822	$99,034

Key management personnel compensation:

	Year ended January 31,
	2014	2013	2012
Management services	$60,000	$60,000	$60,000
Professional fees	16,170	16,322	9,034
	$76,170	$76,322	$69,034

7.3	Interests of Experts and Counsel

Our experts and legal counsel have no direct nor indirect interest in our properties and our shareholdings are not employed on a contingent basis.

ITEM 8.	Financial Information

The audited financial statements for the year ended January 31, 2014 are attached hereto as an exhibit and incorporated herein by reference.

8.1	Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

8.2	Subsequent Events

In April 2014, the Company paid the final $12,500 pursuant to the Lampson Lake option agreement.

ITEM 9.	The Offer and Listing Details

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

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on that evaluation, completed by Linda Smith, our President and Chief Executive Officer, and Ronald McGregor, our Chief Financial Officer, management concluded that, during the period covered by this report, such internal controls over financial reporting were operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management during the review and approval process of our quarterly and annual financial reporting.

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

This Item is for presentation of financial statements with fiscal years ended on or before December 15, 2011 and Item 18 is for presentation of financial statements with fiscal years ended on or after December 15, 2011. Accordingly, our financial statements are presented in Item 18.

ITEM 18.	Financial Statements

Our financial statements for the years ended January 31, 2014, 2013 and 2012 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants without reservation, as follows:

Audit report dated May 21, 2014
Statements of financial position as at January 31, 2014, 2013 and 2012
Statements for the years ended January 31, 2014, 2013 and 2012
Comprehensive Loss
Changes in Equity
Cash Flows
Notes to the financial statements for the years ended January 31, 2014, 2013 and 2012

Our financial statements are expressed in Canadian dollars and prepared in accordance with IFRS.

ITEM 19.	Exhibits	The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements for years ended January 31, 2014, 2013 and 2012 (with audit report dated May 21, 2014)
Exhibit 2:	Certificate of Incorporation (March 31, 2008)*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 25, 2008)**
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with Form 20-F on September 16, 2003
**	Previously filed with Form 20-F on June 10, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A – Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

ROUGE RESOURCES LTD.
Dated: July 9, 2014
	By:	/s/ J Ronald McGregor

J Ronald McGregor
Chief Financial Officer