Form 20-F
period 2015-01-31
Rouge Resources Ltd.
filed 2015-05-28
CIK 906361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
SEC File No. 001-31799

(Mark One)

[  ]  Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

[ X ]  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  January 31, 2015
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

#203-409 Granville Street, Vancouver
British Columbia, V6C 1T2, Canada
(Address of principal executive offices)

Darcy Krell	Copy to:
Secretary, General Manager and Director	Doug E. Eacrett,
(Tel) 604-831-2739	Barrister & Solicitor
(Fax) 604-831-2735	Suite 203 – 409 Granville St
Vancouver, BC, Canada V6C 1T2
Phone No.: (604) 689-5002 Fax No: (604) 689-5003

Securities registered or to be registered pursuant to section 12(b) of the Act:

None	None
(Title of each class)	(Name of each exchange on which registered)

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
[  ]  Yes  [ X ]  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[  ]  Yes  [ X ]  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ X ]  Yes  [  ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[  ]  Yes  [ X ]  No (Not Required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [  ]  Item 18  [  ].

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-
2 of the Exchange Act).
[  ]  Yes  [ X ]  No

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements concern the Company’s plans for its properties, operations and other matters. T hese statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks related to continuing as a going concern and possible failure to obtain adequate financing on a timely basis and on acceptable terms;
•	political and regulatory risks associated with mining and exploration;
•	risks related to the maintenance of exchange listings;
•	risks related to environmental regulation and liability;
•	risks related to the potential for delays in exploration or development activities;
•	risks related to the uncertainty of profitability based upon the Company’s history of losses;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
•	risks related to gold price and other commodity price fluctuations
•	etc.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report as Item 3.4 under the heading “Description of Business – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

1.1  Directors and Senior Management:

Linda J. Smith #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	President, Chief Executive Officer and Director
Darcy T. Krell #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Secretary, General Manager and Director
J. Ronald McGregor #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Chief Financial Officer (CPA, CA) and Director
Steven J. Chan #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
James O. Burns #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Director
David Mark #203-409 Granville Street, Vancouver, British Columbia, V0R 1X0, Canada	Geologist and Director

1.2  Advisors:

Doug E. Eacrett, Barrister & Solicitor, Suite 203 – 409 Granville St, Vancouver BC, Canada V6C 1T2	Company Lawyer
Ms. Caitlin Jeffs, H.B.Sc., P.Geo, Mr. Michael Thompson, H.B.Sc., P.Geo, C/o Fladgate Exploration Consulting Corporation 195 Park Avenue, Thunder Bay Ontario, P7B 1B9, Canada.	Consulting Geologists

1.3  Auditor:

Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1	Replaced Morgan & Company during the year ended January 31, 2009

Our auditors are members in good standing with the Institute of Chartered Accountants of British Columbia and are registered with the Canadian Public Accountability Board (CPAB) and the Public Company Accounting Oversight Board - United States (PCAOB).

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable

ITEM 3.	Key Information

3.1	Selected Financial Data

The following tables show selected financial data of the Company and should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2015, 2014 and 2013 included as an exhibit in this annual report. Our audited financial statements for the fiscal years ended January 31, 2012 and 2011 are not included in this annual report.

Since February 1, 2010, our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Except for the reclassification between equity accounts from contributed surplus (the Canadian GAAP term used for this account) to convertible debt reserve (the IFRS term for this account) the adoption of IFRS had no impact on the Company’s financial position as at February 1, 2010 and subsequent periods. All amounts continue to be expressed in Canadian dollars.

The Company has reviewed recently issued accounting standards under IFRS and is currently assessing the impact that these standards may have on its financial statements and does not expect the adoption of these standards will have a material impact on its financial position, results of operations nor cash flows.

The financial data below is presented in accordance with IFRS in Canadian dollars as at and for the five fiscal years ended January 31.

IFRS (in Cdn $)

	2015	2014	2013	2012	2011
Net loss	($186,548)	($209,624)	($239,258)	($279,284)	($255,692)
Loss per share - basic and diluted	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Total assets	$286,149	$397,066	$584,877	$243,140	$364,036
Long term debt	Nil	Nil	Nil	$39,676	Nil
Deficit	($3,908,267)	($3,721,719)	($3,512,095)	($3,272,837)	($2,993,553)
Share capital	$3,953,590	$3,953,590	$3,953,590	$3,110,796	$3,110,796
Total equity (deficiency)	$96,680	$285,228	$494,852	($108,684)	$170,600
Weighted average number of shares outstanding	44,633,171	44,633,171	42,299,073	40,565,171	33,578,870

Since June 1, 1970, the government of Canada permitted a floating exchange rate to determine the value of the Canadian dollar compared to the United States dollar. On May 26, 2015, the exchange rate in effect was C$1.00 = US$0.80. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five fiscal years and the past six months ended January 31, 2015, the following exchange rates were in effect for United States dollars stated in Canadian dollars:

Years Ended	Actual Year End Exchange Rate
January 31, 2015 (ie. Cdn$1.00 = US$0.7 9)	$ 0.79
January 31, 2014	$ 0.90
January 31, 2013	$ 1.00
January 31, 2012	$ 0.99
January 31, 2011	$ 1.00

Months Ended	Month End Exchange Rate
January 31, 2015 (ie. Cdn$1.00 = US$0.79)	$ 0.79
December 31, 2014	$ 0.86
November 31, 2014	$ 0.88
October 31, 2014	$ 0.89
September 30, 2014	$ 0.90
August 31, 2014	$ 0.92

3.2	Capitalization and Indebtedness

The following table sets forth our exploration and evaluation assets, indebtedness and shareholders’ equity (deficiency) as at January 31, 2015 in Canadian dollars under both IFRS and US GAAP:

	IFRS	US GAAP
Exploration and evaluation assets	$ 277,341	$ 63,613
Total indebtedness	$ 187,469	$ 187,489
Equity (Deficiency)
Share capital	$ 3,953,590	$ 3,953,590
Convertible debt reserve	$ 53,357	-
Deficit	($ 3,908,267)	($ 4,068,639)
Total	$ 96,680	($ 115,049)

The Issuer’s financial statements have been prepared in accordance with IFRS which differ in certain material respects from those principles that the Issuer would have followed had its financial statements been prepared in accordance with US GAAP. The differences above between IFRS and US GAAP affecting the Company’s financial statements are described below.

Exploration and Evaluation Assets
Under IFRS, property acquisition costs and exploration & evaluation costs are capitalized and reviewed for impairment on a reporting period basis. Under US GAAP, property acquisition costs are capitalized and reviewed for impairment on a reporting period basis and exploration & evaluation costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are then capitalized.

Convertible Debt Reserve
Under IFRS, companies allocate convertible debt proceeds between the debt component and the embedded conversion feature using the residual value method with debt valued first and the conversion feature valued at what’s left over. Under US GAAP, companies allocate convertible loan proceeds to the embedded conversion feature only if such feature has intrinsic value. Also, the convertible note is treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

3.3	Reasons for the Offer and Use of Proceeds

Not applicable

3.4	Description of Business - Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. The following is a list of all known material risks relating to our business and an investment in our common shares:

We have a history of losses. Our inability to achieve profitability will negatively impact any investment in our shares.
We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses in the foreseeable future. From March 31, 1988, the date of incorporation, to January 31, 2015, we have incurred losses totaling $3,908,267 under IFRS. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

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
As at January 31, 2015, we had a cash balance of $271. Our financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business. As at January 31, 2015, the Company had not advanced any of its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities; its ability to attain profitable operations and generate funds therefrom; and its ability to raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with cash on hand, loans from directors and companies controlled by directors, and/or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts presented on its Statement of Financial Position.

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
Our Memorandum (charter document) authorized the issuance of an unlimited number of common shares. As of May 26, 2015, the Company had 44,633,171 common shares outstanding. We may issue an unlimited number of additional common shares. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

If we lose our “Foreign Private Issuer” status in the U.S., our operating costs will increase.
The Company is required to determine its “foreign private issuer” status (as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law) (the “Exchange Act”), annually at the end of its second fiscal quarter. Although less than 50% of its voting securities were held by U.S. residents on the last business day of its most recently completed second fiscal quarter, the Company is considered a “foreign private issuer” as it met the following conditions: (i) a majority of its executive officers and directors, taken separately, are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its “foreign private issuer” status if it fails to meet any of the aforementioned criteria.

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

The financial information contained herein complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Rouge Resources Ltd (the “Company” or “We” or the “Issuer”) was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company’s name was changed to “Rouge Resources Ltd”. Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted only on the OTC:BB in the United States under the symbol ROUGF but since this date have also been listed for trading on the TSX Venture Exchange under the symbol ROU.

At January 31, 2015, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2014 and 2013 – 44,633,171) of which 1,894,800 shares are held in escrow, subject to release following regulatory approval.

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

We hold a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario area, called the Dotted Lake Property which includes the Lampson Lake claims acquired under the now completed option agreement dated April 10, 2010. We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if The Property is considered to be strategic or otherwise beneficial to the Company.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The material events in development of the Issuer’s current business over the past seven fiscal years to the date of this Annual Report are summarized as follows:

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

•

On October 3, 2012, an assessment report was completed by the Issuer’s independent consulting geologists detailing results of a soil sampling and prospecting program conducted on 5 of the 6 additional claims staked prior to September 4, 2012.

•

On March 1, 2013 pursuant to the Lampson Lake Option Agreement mentioned above, the Optionors agreed with the Issuer to split the final payment of $25,000 into two equal amounts of $12,500, the first payable on April 20, 2013 which was paid and the second payable on April 20, 2014.

•	On April 20, 2014, the Company made the final payment of $12,500 pursuant to the exclusive Lampson Lake Option Agreement.

•

In May 2015, the Issuer completed a claims reconfiguration plan of its Dotted Lake-Lampson Lake Property designed to focus entirely on claims of merit in the area. The total cost was $11,400, of which $7,000 was paid subsequent to the year end, reducing its position from 18 to 9 claims of merit going forward. As a result, the Company recorded a one-time non-cash $31,500 impairment of its exploration and evaluation assets as at January 31, 2015.

Since the Company is in the exploration stage, it has no current revenues nor has it earned any since inception. There is no assurance that a commercially viable mineral deposit exists on our Mineral Property Interests. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time will be required before our mineral claims can be explored and, if warranted, developed into a commercial enterprise.

4.2	Mineral Property Interests

The following table summarizes the amounts expended on exploration and evaluation assets as at and for the years ended January 31:

	North-Central Ontario		Totals for years ended January 31,
	Dotted	Lampson
	Lake	Lake	2015	2014	2013
	mining	mining
	claims	claims

Property acquisition costs
Balance, beginning	$24,607	$49,533	$74,140	$61,640	$36,294
Expenditures	4,400	12,500	16,900	12,500	25,346
Impairment	(24,607)	(2,820)	(27,427)	-	-
Balance, ending	4,400	59,213	63,613	74,140	61,640
Exploration and evaluation costs
Balance, beginning	216,867	-	216,867	206,934	176,585
Expenditures
Field and camp costs	-	-	-	-	21,477
Geological consulting and reporting	-	-	-	-	3,488
Geo-referencing	-	-	-	9,933	-
Project administration	934	-	934	-	3,606
Soil sample analysis	-	-	-	-	1,778
Impairment	(4,073)	-	(4,073)	-	-
	(3,139)	-	(3,139)	9,933	30,349
Balance, ending	213,728	-	213,728	216,867	206,934

Total balance, ending	$218,128	$59,213	$277,341	$291,007	$268,574

During the current year, the Company made its final payment of $12,500 for 2 claims pursuant to its exclusive Lampson Lake Option Agreement. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

In addition and primarily due to continuing uncertainty in the market conditions of the junior mining exploration sector, the Company started a claims reconfiguration plan on its Dotted Lake-Lampson Lake Property (“The Property”) during the year ended January 31, 2015 and completed it subsequent to the year end in May 2015. The plan was designed to focus entirely on claims of merit and resulted in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions were modified or increased as follows: The plan was designed to focus entirely on claims of merit as follows:

-

Low potential claims were allowed to lapse when due and not re-staked. This resulted in 3 claims being cancelled during the year ended January 31, 2015 and 3 more being cancelled subsequent to the year end.

-

Some claims were allowed to lapse when due and only partially re-staked in order to recapture the most promising geology at significantly lower cost compared to expensive assessment work otherwise required to keep the claims in good standing. In this connection, 6 existing claims were re-staked and combined into 3 new claims costing only $4,400 during fourth quarter of the year ended January 31, 2015;

-

Some land positions forming part of or adjacent to existing claims were modified or increased when due and re-staked in order to enhance exposure to the gold-bearing areas previously identified from earlier exploration on the original property. In this connection, $7,000 was paid subsequent to the year-end for staking 6 new claims at much lower cost than assessment work otherwise required. This action completed the reconfiguration plan in May 2015, notwithstanding that 5 additional claims will be allowed to lapse when due in August 2015 without re-staking.

The Company now has a 100% interest in 9 claims of merit going forward consisting of 101 units or 4,040 acres in The Property, located in the Thunder Bay Mining District of North Central Ontario, and will remain in good standing until renewal is required in January, March and May 2017. This compares to 18 claims consisting of 171 units or 6,840 acres as at year ended January 31, 2014. As a result of these changes, the Company recorded an impairment charge of $31,500 representing the portion of lapsed claims which reduced the carrying value of The Property to $277,341 as at year ended January 31, 2015.

Future exploration plans will be developed and implemented when the market for precious metals begins to improve in due course.

Status of Dotted Lake-Lampson Lake Mining Claims

The Dotted Lake-Lampson Lake Property (“The Property”) is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada. The Property lies 45 km south of the town of Manitouwadge and now comprises 4,040 acres oriented approximately east-west, 8.5 km long by roughly 2 km wide in an irregular shape.

The information in Table 1 below was prepared by the Company from updated on-line information provided by the Ministry of Northern Development and Mines in order to provide current status of its nine 100%-owned mining claims of merit going forward. All claims of merit in good standing as at year ended January 31, 2014 were allowed to lapse when due, then modified and re-staked or partially re-staked during the period January 15 to May 5, 2015 at much lower cost than assessment work otherwise required as explained above. All of these new claims are in good standing now until January, March or May, 2017, as indicated below.

Table 1 – Status of Dotted Lake-Lampson Lake Mining Claims

	Mining	Township/Area	Units	Date Recorded	Date Due for Work	Work
	claim No.				Credits to be Applied	Required

(iii)	4277977	BLACK RIVER AREA	12	Jan 15 15	Jan 15 17	$ 4,800

(iii)	4279197	BLACK RIVER AREA	4	Mar 24 15	Mar 24 17	$ 1,600

(i)	4279198	BLACK RIVER AREA	15	Mar 24 15	Mar 24 17	$ 6,000

(iii)	4283104	BLACK RIVER AREA	15	Jan 15 15	Jan 15 17	$ 6,000

(iii)	4283441	OLGA LAKE AREA	15	Jan 15 15	Jan 15 17	$ 6,000

(ii)	4245668	BLACK RIVER AREA	6	Mar 6 15	Mar 6 17	$ 1,493

(iii)	4279130	OLGA LAKE AREA	4	May 5 15	May 5 17	$ 1,600

(iii)	4279132	BLACK RIVER AREA	15	May 5 15	May 5 17	$ 6,000

(ii)	4279133	BLACK RIVER AREA	15	May 5 15	May 5 17	$ 6,000

		Totals	101			$ 39,493

(i)	Issuer's original claim re-staked in March 2003. Also, allowed to lapse when due in January 2015 then re-staked at much lower cost than assessment work otherwise required.

(ii)

2 claims optioned by the Issuer on April 20, 2010, known as the Lampson Lake Property with final option payment made on April 20, 2014, were allowed to lapse when due then substantially re-staked in May 2015 at much lower cost than assessment work otherwise required.

(iii)	6 claims allowed to lapse when due, then modified or increased in size for re-staking in January, March and May 2015 at much lower cost than assessment work otherwise required.

Note that 5 additional claims are not included in this listing since they will be allowed to lapse when due in August 2015 and will not be re-staked.

Map 1 – Dotted Lake-Lampson Lake Claims Located in Ontario, Canada

Hudson Bay
Fort Severn
Peawanuck
MANITOBA
James Bay
Baie James
CANADA
Big Trout Lake
Attawapiskat
Sandy Lake
Lansdowne House
Moosonee
Pikangikum
ONTARIO
N
Red Lake
QUEBEC / QUÉBEC
Armstrong
Kapuskasing
Sioux Lookout
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
L Nipigon
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
Port Elgin
Barrie
Peterborough
L Huron
Oshawa
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Hamilton
Welland
UNITED STATES OF AMERICA
London
St Thomas
USA
Sarnia
Chatham-Kent
Windsor
L Erie
Scale
100 0 100 200 300
km
Manitouwadge
Dotted Lake Property
Marathon
Lake Superior
0 25 50
kilometres
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Map 2 – Dotted Lake-Lampson Lake Property (9 Claims) in Thunder Bay Mining Division of North Western Ontario

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

A two phase budget for future exploration has been prepared (see below) to continue with more soil sampling, prospecting and trenching on The Property. However, due to the challenging economic circumstances, which persist for the Junior Mineral Exploration industry at the present time, implementation has been delayed. This delay will continue until more favorable market conditions return.

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

Although our previous work on the Property has identified some gold mineralization, there is no assurance that a commercially viable mineral deposit exists on our mineral claims. Further exploration is required before a final evaluation of the economic feasibility can be determined. This will require significant additional financing and considerable time and effort before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

The Company continues to monitor claims in the Dotted Lake-Lampson Lake area and plans to make additional acquisitions in this and other areas when and if market conditions improve and the claims are considered to be strategic or otherwise beneficial to the Company.

4.3	Competition

The mineral property exploration business, in general, is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Numerous factors beyond our control may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, etc. The exact effect of these factors cannot be accurately predicted, but in combination they may make it very difficult to realize an adequate return on investment.

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
vi)	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have be re-mediated; and
vii)	There will have to be an impact report of the work on the local fauna and flora.

We now have a permit from the Ministry of Northern Development and Mines to proceed with Phase 1 of the exploration program when we’re ready since it will cause little, if any, physical disturbance of the land. However, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the Phase 2 drilling program and any subsequent exploration work that results in a physical disturbance to the land should we decide to proceed. If more than 10,000 square meters of property surface are affected, or such areas that would total that amount when combined, a work permit is required. There is no charge to obtain a work permit under the Mining Act.

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

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review
(stated in Canadian $ in accordance with IFRS)

5.1	Operating Results

The following table summarizes information from our audited financial statements presented in accordance with IFRS as at and for the years ended January 31:

	2015	2014	2013
FINANCIAL POSITION
Total Assets	$ 286,149	$ 397,066	$ 584,877
Total Liabilities	$ 187,469	$ 111,838	$ 90,025
Deficit	($3,908,267)	($3,721,719)	($3,512,095)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Net Loss	$ 186,548	$ (209,624)	$ (239,258)
Loss per share – basic and diluted	$ 0.01	$ (0.01)	$ (0.01)

The following table summarizes the results of operations presented in accordance with IFRS for the years ended January 31 and should be read in conjunction with the audited financial statements contained herein:

	2015	2014	2013
Revenue	$ Nil	$ Nil	$ Nil
Expenses
Amortization and accretion	$ 380	$ 543	$ 776
Consulting fees	1,600	5,800	5,670
Interest expense - net	737	408	391
Listing application expenses	-	402	62,601
Management services	60,000	60,000	60,000
Office admin. and travel	52,909	74,286	44,115
Professional fees	20,731	44,368	47,705
Transfer agent and filing fees	18,691	23,817	18,000

Loss before other item	$ (155,048)	$ (209,624)	$ (239,258)
Other item
Impairment of exploration and evaluation assets	(31,500)	-	-

	2015	2014	2013
Net loss	$ (186,548)	$ (209,624)	$ (239,258)
Loss per share
– basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding
– basic and diluted	44,633,171	44,633,171	42,299,073

Revenue
The Company is in the exploration stage and has not generated any revenues since inception.

Net Loss
The Company reported a net and comprehensive loss of $186,548 for year ended January 31, 2015 compared to $209,624 for last year. This $23,076 decrease in loss resulted from the following:

-	$163 minor decrease in amortization due to use of declining balance method.
-	$4,200 decrease in consulting fees for business planning purposes
-	$329 increase in interest expense
-	$402 decrease in Listing Application expenses following approval of Listing Application on TSX-V Exchange 2 years ago.
-	$21,377 decrease in office administration and travel expenses primarily due to much lower level of business activity.
-	$23,637 decrease in professional fees (legal, audit and accounting) due to much lower level of business activity and an audit fee over accrual from year ended January 31, 2014.
-	$5,126 decrease in transfer agent and filing fees due to much lower level of business activity.
-	$31,500 one-time impairment of exploration and evaluation assets described in Item 1.2 above.

5.2	Liquidity

The following table summarizes the working capital (deficiency) as at January 31 and should be read in conjunction with the audited financial statements contained herein:

Working Capital (Deficiency)	2015	2014	2013
Current assets	$ 1,020	$ 97,891	$ 307,592
Current liabilities	(187,469)	(111,838)	(90,025)

Working capital (deficiency)	$ (186,449)	$ (13,947)	$ 217,567

During the year ended January 31, 2015, the working capital deficiency increased to $186,449 from $13,947 as at January 31, 2015. This $172,502 increase resulted primarily from the $155,048 loss for the current year before the non-cash impairment of exploration and evaluation assets.

The current assets at January 31, 2015 consisted of a nominal cash position of $271 (January 31, 2014 - $96,466) and GST receivable $749 (January 31, 2014 - $1,425). The current liabilities at January 31, 2015 consisted of $66,984 of trade payables, accrued liabilities & loan payable (January 31, 2014 - $65,283) and $120,485 of related party payables (January 31, 2014 - $46,555).

The following table summarizes comparative cash flows for the years ended January 31:

Cash Flows	2015	2014	2013
Net cash used in operating activities	($ 152,291)	($ 218,035)	($ 260,425)
Net cash used in investing activities	(17,834)	(22,433)	(55,695)
Net cash from financing activities	73,930	35,089	600,142

Increase (decrease) in cash	($ 96,195)	($ 205,379)	$ 284,022

Cash, beginning	$ 96,466	301,845	17,823
Cash, end	$ 271	$ 96,466	$ 301,845

As at January 31, 2015, the Company’s cash position was $271 compared to $96,466 as at last year end. The $96,195 decrease in cash during year ended January 31, 2015 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $152,291 in 2015 and $218,035 in 2014 was due in both years to on-going operating losses adjusted for changes in non-cash working capital items, including the $31,500 one-time impairment of exploration and evaluation assets in 2015.

(ii)

Net cash used in investing activities of $17,834 in 2015 and $22,433 in 2014 related to expenditures on exploration and evaluation assets to keep the Dotted Lake Property in good standing with the Ontario Ministry of Northern Development and Mines and continuation of scheduled payments under the Lampson Lake option agreement.

(iii)	Net cash from financing activities of $73,930 in 2015 and $35,089 in 2014 arose from an increase in related party payables used to partially fund ongoing operating expenses.

5.3	Capital Resources

Share Capital

Authorized share capital
The Company’s authorized share capital consisted of an unlimited number of common shares without par value.

Issued share capital
As at January 31, 2015, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2014 and 2013 – 44,633,171) of which 1,894,800 shares remained in escrow (January 31, 2014 and 2013 – 3,789,600), subject to release following regulatory approval.

Private placements
No shares were issued during the years ended January 31, 2015 and 2014.

During the year ended January 31, 2013, the Company completed two private placements, one brokered and the other non-brokered, of 4,068,000 units for combined gross proceeds of $1,017,000. Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for year ended January 31, 2015 was based on the net loss attributable to common shareholders of $186,548 (January 31, 2014 - $209,624; January 31, 2013 - $239,258) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2014 – 44,633,171 and January 31, 2013 – 42,299,073). The diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 10 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

As at January 31, 2015, 2014 and 2013, there were no stock options outstanding.

Share purchase warrants
Share purchase warrants outstanding are as follows:

			Years ended January 31,
	2015		2014		2013
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	warrants	Price	warrants	price	warrants	price

Balance, beginning	-	-	4,068,000	$0.40	30,000,000	$0.10
Warrants issued	-	-	-	-	4,068,000	0.40
Warrants expired	-	-	(4,068,000)	0.40	(30,000,000)	0.10

Balance, ending			-	$-	4,068,000	$0.40
	-	-

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

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as gold, silver and molybdenum fall or if results from planned exploration programs are unsuccessful.

Convertible debt reserve
Under IFRS, the convertible debt reserve of $53,357 is the equity component of convertible debt with both liability and equity components. On conversion, the amount recorded is transferred to share capital.

Under US GAAP, companies allocate convertible debt proceeds to the embedded conversion feature only if such feature has intrinsic value. Also, under US GAAP, the convertible debt should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

Other than the above, no other securities are outstanding which are convertible into, or exchangeable for, the Company’s shares.

5.4	Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

ITEM 6.	Directors, Senior Officers and Employees

6.1	Directors and Senior Officers

Background information about our directors and senior officers is shown below as at January 31, 2015:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Linda J. Smith	President, Chief Executive Officer and Director	65	October 27, 2000
Darcy T. Krell	Secretary, General Manager and Director	66	October 10, 2008
J. Ronald McGregor	Chief Financial Officer and Director	71	December 13, 2011
Steven J. Chan	Director	50	December 13, 2011
James O. Burns	Director	83	December 13, 2011
David Mark	Director	68	October 24, 2013

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

Ronald McGregor
Mr. McGregor is a professional accountant (CPA,CA) and has been contract controller for the Issuer since December 2006 and was appointed Director on December 13, 2011 and CFO on May 2, 2012; is President of AYL Enterprises Ltd., a private company providing contract controller services to public companies since September 1996. He has also been Director and CFO of Golden Secret Ventures Ltd (formerly Lakewood Mining Co Ltd) since May 2, 2012 and a senior accounting instructor at BCIT since January 1997. Mr. McGregor spends approximately 20% of his time on the business of the Issuer.

Steven Chan
Mr. Chan has been the CEO for Wasco Management Inc. since September 2010. He is a director of several companies listed on the Exchange including Abitibi Mining Corp.; Amador Gold Corp.; Expedition Mining Inc.; Kermode Resources Ltd.; Klondike Gold Corp.; Klondike Silver Corp.; La Ronge Gold Corp.; Golden Secret Mining Ltd. (formerly Lakewood Mining Co. Ltd.), Sedex Mining Corp.; and Zinccorp Resources Inc. He was Vice-President of Cambridge House International Inc. from April 2000 to June 2010 and is currently a director of Golden Secret Ventures Ltd. since May 2, 2012. Mr. Chan spends approximately 5% of his time on the business of the Issuer.

James Burns
Mr. Burns is a retired businessman since 1998 following sale of his Northern Ontario hunting and fishing lodge which he operated for many years. He is currently a director of Golden Secret Ventures Ltd. since May 2, 2012. and spends approximately 5% of his time on the business of the Issuer.

David Mark
Mr. Mark is a professional geoscientist (P.Geo.) with membership in the Association of Professional Engineers and Geoscientists of the Province of British Columbia. He mostly operates through his company, Geotronics Consulting Inc., which provides exploration services, mainly geophysics and geochemistry, to mining exploration companies as well as geotechnical geophysics to geotechnical engineering consultants, and environmental geophysics to environmental consultants. He is also currently director of three other issuers, namely Green Valley Mine Incorporated, Bullion Gold Resources Corp., and Golden Secret Ventures Ltd. He has also been a director and/or an officer of several other issuers since the early 1970’s. Mr. Mark intends to devote approximately 5% of his time to the business of the Issuer.

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

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors and senior officers. The following fairly reflects all material information regarding compensation paid to our directors and senior officers for the fiscal years ended January 31 as follows:

Summary Compensation Table

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION
NAME AND		Salary	Bonus	Other	Awards		LTIP	All Other
PRINCIPAL	YEAR			Annual			payouts	Compen-
POSITION	1			Compen-	Restricted	Securities
				sation	Stock	Underlying		sation
					Awards	Options/
						SAR’s

Linda Smith	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil
as President,
CEO and	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Darcy Krell,	2015	$60,000[2]	Nil	Nil	Nil	Nil	Nil	$30,000[3]
as Secretary,
General	2014	$60,000[2]	Nil	Nil	Nil	Nil	Nil	$30,000[3]
Manager,
and Director[4]	2013	$60,000[2]	Nil	Nil	Nil	Nil	Nil	$30,000[3]

Ronald	2015	$8,113	Nil	Nil	Nil	Nil	Nil	Nil
McGregor
as CFO and	2014	$16,170	Nil	Nil	Nil	Nil	Nil	Nil
Director [5]
	2013	$16,322	Nil	Nil	Nil	Nil	Nil	Nil

Steven Chan	2015	Nil	Nil	Nil	Nil	Nil	Nil	$1,600[8]
as
Director [6]	2014	Nil	Nil	Nil	Nil	Nil	Nil	$2,800[8]

	2013	Nil	Nil	Nil	Nil	Nil	Nil	$4,500[8]

James Burns	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil
as
Director [6]	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil

	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil

David Mark[7]	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil
as
Director	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1	Represents fiscal years from February 1 to January 31.
2	Represents management fees.
3	Represents amounts paid for rent of office facilities provided to the Company.
4	Resigned as CFO on December 13, 2011.
5	Appointed Director on December 13, 2011 and CFO on May 2, 2012 and will continue to earn fees on an hourly basis primarily for accounting and financial reporting services.
6	Appointed Director on December 13, 2011.
7	Appointed Director on October 24, 2013.
8	Represents consulting fees

The Issuer has not paid any compensation for director services per se in the fiscal years ended January 31, 2015, 2014 and 2013. However, the Issuer paid for certain management and administrative services to Mr. Darcy T. Krell, prior to him becoming a director of the Issuer in October 2008 in his capacity as the Issuer’s Secretary, General Manager and Chief Financial Officer. The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month due to more time and effort required to run the business pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008. Under this agreement, home office rent increased from $1,500 to $2,500 per month which did not commence until February 1, 2009.

6.3	Board Practices

Linda Smith was appointed President, CEO and director of the Issuer on October 27, 2000. Darcy Krell was appointed director on October 10, 2008. Ronald McGregor, Steven Chan and James Burns were appointed directors on December 13, 2011. David Mark was appointed director on October 24, 2013.

The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once every calendar year and not longer than thirteen months from the last annual general meeting. The last annual general meeting was held in Vancouver, BC on November 25, 2014.

We have a three member audit committee of the Board (see Item 16A below) but have not appointed a compensation committee. Full text of the audit committee charter is attached as an Exhibit.

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

We have adopted an incentive stock option plan but to date the Company has no issued or outstanding stock options.

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

There are no arrangements which at a subsequent date may result in a change in our control.

7.2	Related Party Payables and Transactions

Related party payables included in the Statement of Financial Position as at January 31 are as follows:

	2015	2014	2013
Payable to Company directors and companies controlled by its directors	$120,485	$46,555	$11,466

These amounts are non-interest bearing, unsecured with no fixed term of repayment.

The following transactions with company directors and companies controlled by its directors in the Statement of Comprehensive Loss for the years ended January 31 are as follows:

	2015	2014	2013
Consulting services	$1,600	$2,800	$4,500
Management services	60,000	60,000	60,000
Office rent	30,000	30,000	30,000
Professional services	8,113	16,170	16,322
	$99,713	$108,970	$110,822

Key management personnel compensation for the years ended January 31:

	2015	2014	2013
Management services	$60,000	$60,000	$60,000
Professional services	8,113	16,170	16,322
	$68,113	$76,170	$76,322

7.3	Interests of Experts and Counsel

Our experts and legal counsel have no direct nor indirect interest in our properties and no shareholders are employed on a contingent basis.

ITEM 8.	Financial Information

The audited financial statements for the year ended January 31, 2015 are attached hereto as an exhibit and incorporated herein by reference.

8.1	Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us.

8.2	Subsequent Events

As mentioned in Item 4.2 above, the Company paid $7,000 subsequent to the year end in order to complete its claims reconfiguration plan of The Property and thereby keep its new claims in good standing until January, March and May 2017.

ITEM 9.	The Offer and Listing Details

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. After filing and receipting a registration statement on Form 20-F with the United States Securities and Exchange Commission, our common shares were posted for trading on the Over-the-Counter Bulletin Board (OTC:BB) in the United States under the symbol GMSRF. With the name change from Gemstar Resources Ltd. to Rouge Resources Ltd., the trading symbol was changed to ROUGF effective March 25, 2008. Our shares are now quoted on the OTCQB operated by OTC Markets Group, Inc. in the United States and since August 31, 2012 have also been listed for trading on the TSX-Venture Exchange under the symbol ROU.

The following table sets forth the high and low prices of our common shares in Canadian funds on a quarterly basis since trading began on the OTCBB:

Quarters ended	High	Low

February 14 to April 30, 2007	No trading
July 31, 2007	No trading
October 30, 2007	$0.50	$0.20
January 31, 2008	$0.70	$0.10

April 30, 2008	$1.00	$0.12
July 31, 2008	$0.13	$0.10
October 31, 2008	$0.10	$0.05
January 31, 2009	$0.07	$0.06

April 30, 2009	$0.06	$0.01
July 31, 2009	No trading
October 31, 2009	No trading
January 31, 2010	No trading

April 30, 2010	No trading

July 31, 2010	$0.30	$0.30
Oct 31, 2010	$0.35	$0.35
January 31, 2011	$0.35	$0.35

April 30, 2011	$0.36	$0.35
July 31, 2011	$0.35	$0.35
October 31, 2011	$0.35	$0.35
January 31, 2012	No trading

April 30, 2012	$0.50	$0.35
July 31, 2012	$0.50	$0.50
October 31, 2012	$0.50	$0.41
January 31, 2013	$0.50	$0.50

April 30, 2013	$0.25	$0.25
July 31, 2013	$0.15	$0.15
October 31, 2013	$0.04	$0.04
January 31, 2014	No trading

April 30, 2014	$0.03	$0.03
July 31, 2014	$0.03	$0.03
October 31, 2014	$0.05	$0.05
January 31, 2015	$0.03	$0.03

April 30, 2015	$0.03	$0.03

In prior years, our common shares were traded on the Canadian Venture Exchange and its predecessor, the Vancouver Stock Exchange, under the symbol “GMS” before the name change to Rouge Resources Ltd. effective March 25, 2008. On July 12, 2001, our shares were suspended from trading on the Canadian Venture Exchange due to failure to meet the Exchange’s minimum working capital requirements. At that time, the Canadian Venture Exchange (now called the TSX Venture Exchange) required that listed companies have a minimum of $50,000 in unallocated working capital. Since we did not meet this requirement, trading in our shares was suspended.

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

The following table sets forth the high and low closing prices in Canadian funds of our common shares during the time they traded originally through the facilities of the Canadian Venture Exchange, and its predecessor, the Vancouver Stock Exchange, and again following restart of trading on August 28, 2012:

Period	High	Low
February 1, 1999 to January 31, 2000	$1.50	$0.30
February 1, 2000 to January 31, 2001	$2.50	$0.60
February 1, 2001 to July 12, 2001	$1.00	$0.60
August 28, 2012 to January 31, 2013	$0.40	$0.30
February 1, 2013 to January 31, 2014	$0.35	$0.02
February 1, 2014 to January 31, 2015	$0.05	$0.03

ITEM 10.	Additional Information

10.1	Share Capital

Refer to item 5.3 above

10.2	Memorandum and Articles of Association

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

The following material contracts are currently outstanding:

i)

the Debt Deferral Agreement dated February 6, 2012 between the Issuer and Gregory S. Yanke Law Corp. regarding the deferral of $39,676 of Issuer debt to July 31, 2013 or later is unsecured, non-interest bearing. To date, there has been no demand for repayment.

ii)

the amended management agreement with Mr. Darcy Krell dated August 1, 2008 . The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month due to more time and effort required to run the business pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008. Under this agreement, home office rent increased from $1,500 to $2,500 per month but this did not commence until February 1, 2009.

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

We have placed reliance upon:

(i) our lawyer, Doug Eacrett, Barrister & Solicitor, Suite 203 - 409 Granville St, Vancouver BC, Canada V6C 1T2, as expert in Canadian commercial law.

(ii) our consulting geologists, Ms Caitlin Jeffs and Mr Michael Thompson, C/o Fladgate Exploration Consulting Corp., 195 Park Avenue, Thunder Bay ON, Canada, P7B 1B9, and Mr. Andre M Pouwels, P. Geo., 4900 Mariposa Court, Richmond BC, Canada V7C 2J9, as expert in mineral exploration geology of precious and base metals.

(iii) our auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver BC, Canada V6E 4G1, as expert in Canadian and US accounting, auditing and Canadian income tax.

10.8	Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://www.sec.gov/edgar) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have made our filings with the SEC electronically as a reporting “foreign private issuer”.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report. Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of January 31, 2015.

15.2	Management’s Annual Report on Internal Control over Financial Reporting

As of January 31, 2015, management assessed the effectiveness of our internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over quarterly and annual financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

i)                  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

ii)                 Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii)                Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control –Integrated Framework. Based on that evaluation, completed by Linda Smith, our President and Chief Executive Officer, and Ronald McGregor, our Chief Financial Officer, management concluded that, during the period covered by this report, such internal controls over financial reporting were operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management and directors during the review and approval process of our quarterly and annual financial reporting.

15.3	Auditor’s Attestation Report

The Company is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended January 31, 2015. In this annual report , the Company’s independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has not given an opinion on the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended January 31, 2015, and has not issued an attestation report on the Company’s internal control over financial reporting.

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

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended January 31, 2015 that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
Our audit committee does not have a member that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B. The members of our audit committee have primarily gained their financial education and experience through their participation in the management of other private and publicly traded companies. Linda J. Smith, Steven J. Chan and James O. Burns consider themselves “financially literate”, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Issuer’s financial statements. Ms. Smith has been a director and officer of the Issuer since October 2000 and strengthens the continuity of the committee with her knowledge of the Issuer’s financial and business history. Mr. Chan has and continues to be active in the junior exploration and mining industry and has gained much experience through his involvement as a director of a number of public companies including, in some instances, as a member of audit committees. Mr. Burns is a retired businessman and brings to the committee experience from the private sector, including through his ownership and management of a fishing and hunting lodge in Northern Ontario.

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

During the years ended January 31, 2015 and 2014, we accrued fees of $10,000 and paid fees of $10,000 respectively to our independent accountant for professional services rendered in connection with the audits of our year-end financial statements and our annual report filed on Form 20-F, and preparation of our corporate income tax returns.

During fiscal years ended January 31, 2015 and 2014, we did not incur any fees for professional services rendered by our principal independent accountant for any of the following:

(i)                  information technology services including, but not limited to, operating or supervising or managing our information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

(ii)                  other non-assurance services including, but not limited to, actuarial services or valuation services.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not Applicable

ITEM 16G.	Corporate Governance

Not applicable.

ITEM 16H	Mine Safety Disclosure

Not applicable

PART III

ITEM 17	Financial Statements

This Item is for presentation of financial statements with fiscal years ended on or before December 15, 2011; whereas, Item 18 is for presentation of financial statements with fiscal years ended on or after December 15, 2011. Accordingly, our financial statements are presented under Item 18.

ITEM 18.	Financial Statements

Our financial statements for the years ended January 31, 2015, 2014 and 2013 were audited by Dale Matheson Carr-Hilton Labonte, Chartered Accountants without reservation, as follows:

Audit report dated May 28, 2015
Statements of financial position as at January 31, 2015, 2014 and 2013
Statements for the years ended January 31, 2015, 2014 and 2013
Comprehensive Loss
Changes in Equity
Cash Flows
Notes to the financial statements for the years ended January 31, 2015, 2014 and 2013

Our financial statements are expressed in Canadian dollars and prepared in accordance with IFRS.

ITEM 19.	Exhibits

The unmarked exhibits below are attached to this report.

Exhibit 1:	Audited financial Statements for years ended January 31, 2015, 2014 and 2013 (with audit report dated May 28, 2015)
Exhibit 2:	Certificate of Incorporation (March 31, 2008)*
Exhibit 3:	Memorandum and Articles of Association*
Exhibit 3A:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 3B:	Certificate of name change ( March 25, 2008)**
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 14:	Audit Committee Charter

* Previously filed with Form 20-F on September 16, 2003 ** Previously filed with Form 20-F on June 10, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROUGE RESOURCES LTD.
Dated: May 28, 2015	By: /s/ J. Ronald McGregor

J. Ronald McGregor (CPA, CA)
Chief Financial Officer