Form 20-F
period 2016-01-31
Rouge Resources Ltd.
filed 2016-06-15
CIK 906361

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2016

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

ROUGE RESOURCES LTD.

(Exact name of registrant as specified in this charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#3123-595 Burrard Street,

Vancouver, British Columbia, Canada V7X 1JI
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
☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐        Accelerated filer ☐        Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☒ No

- 2 -

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  Such forward-looking statements concern the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.  Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Report as Item 3.D under the heading “Description of Business – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Investors are cautioned against attributing undue certainty to forward-looking statements.

PART I

Item 1.

Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

3.A

Selected Financial Data

The following table shows selected financial data of the Company and should be read in conjunction with our audited financial statements for the fiscal years ended January 31, 2016, 2015 and 2014 as audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, which are included elsewhere in this Annual Report. The selected financial data for the fiscal years ended January 31, 2013 and 2012 were derived from the financial statements audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, but are not included in this Annual Report. The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	2016	2015	2014	2013	2012
Net loss	($154,778)	($186,548)	($209,624)	($239,258)	($279,284)
Loss per share - basic and diluted	($0.00)	($0.00)	($0.00)	($0.01)	($0.01)
Cash dividends per share	Nil	Nil	Nil	Nil	Nil
Total assets	$292,855	$286,149	$397,066	$584,877	$243,140
Long term debt	Nil	Nil	Nil	Nil	$39,676
Deficit	($4,063,045)	($3,908,267)	($3,721,719)	($3,512,095)	($3,272,837)
Share capital	$3,953,590	$3,953,590	$3,953,590	$3,953,590	$3,110,796
Total equity (deficiency)	($56,098)	$98,680	$285,228	$494,852	($108,684)
Weighted average number of shares outstanding	44,633,171	44,633,171	44,633,171	42,299,073	40,565,171

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 2 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended January 31, 2016	$ 1.30	$ 1.41	$ 1.21	$ 1.41
Year Ended January 31, 2015	1.12	1.27	1.07	1.27
Year Ended January 31, 2014	1.04	1.06	1.01	1.11
Year Ended January 31, 2013	1.00	1.03	0.98	1.00
Year Ended January 31, 2012	0.99	1.04	0.95	1.01

May 2016		$ 1.32	$ 1.25	$ 1.31
April 2016		1.32	1.25	1.25
March 2016		1.35	1.30	1.30
February 2016		1.40	1.35	1.35
January 2016		1.46	1.40	1.41
December 2015		1.40	1.34	1.38
November 2015		1.34	1.31	1.33

3.B

Capitalization and Indebtedness

Not applicable

3.C

Reasons for the Offer and Use of Proceeds

Not applicable

3.D

Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occur, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. The following is a list of material risks relating to our business and an investment in our common shares:

Risks Associated with Mineral Exploration

Mineral exploration is highly speculative and has certain inherent risks which could have a negative effect on the Company

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Unusual or unexpected rock formations, formation pressures, fires, power outages, labor disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the operation of mines and the conduct of exploration programs.

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

Our current or future operations, including exploration and development activities and the commencement and continuation of commercial production, require licenses, permits or other approvals from various federal, provincial and/or local governmental authorities and such operations are or will be governed by laws and regulations relating to prospecting, development, mining, production, exports, taxes, labor standards, occupational health and safety, waste disposal, toxic substances, land use, water use, environmental protection, aboriginal land claims and other matters.

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

Risks Relating to the Financing of the Company

We have a history of losses. Our inability to achieve profitability will negatively impact any investment in our shares.

We have incurred losses in our business operations since inception, and we expect that we will continue to incur losses in the foreseeable future. From March 31, 1988, the date of incorporation, to January 31, 2016, we have incurred losses totaling $4,063,045 under IFRS. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

Our auditors have expressed substantial doubt about our ability to continue as a going concern, and if we do not obtain additional financing, our business will fail.

As at January 31, 2016, we had a cash balance of $553. Our financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business.  As at January 31, 2016, the Company had not advanced any of its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities; its ability to attain profitable operations and generate funds therefrom; and its ability to raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with cash on hand, loans from directors and companies controlled by directors, and/or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts presented on its Statement of Financial Position.

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

Ongoing volatility in global financial markets has had a profound impact on the global economy.  Many industries, including the precious metal and base metal mining industries, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

•

a global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

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

Our Memorandum (charter document) authorized the issuance of an unlimited number of common shares.  As of May 27, 2016, the Company had 44,633,171 common shares outstanding.  We may issue an unlimited number of additional common shares.  The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders.  We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

Currency fluctuations may increase our costs of doing business.

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

Risks Relating to an Investment in the Securities of the Company

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

Our securities are subject to penny stock regulation, which may impede an investor’s ability to purchase our common shares.

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

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4          Information on the Company

4.A          History and Development

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

Our head office is located at 3123 – 595 Burrard Street, Vancouver, B.C. V7X 1J1. Our registered and records office is located at 2500 – 700 W. Georgia Street, Vancouver, B.C. V7Y 1B3. Our contact person is Melinda Coghill, Chief Financial Officer and Corporate Secretary, and our telephone number is (604) 609-6110.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted only on the OTCBB in the United States under the symbol ROUGF but since this date have also been listed for trading on the TSX Venture Exchange under the symbol ROU.

At January 31, 2016, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2015 and 2014 – 44,633,171) of which Nil shares are held in escrow (January 31, 2015 – 1,894,800; January 31, 2014 – 3,789,600).

Description of Business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of mineral exploration of properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We currently hold a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario, known as the Dotted Lake-Lampson Lake Property (the “Property”). During the first quarter of fiscal 2016 ended January 31, 2016, we completed a reconfiguration plan for the property which included a claims reduction.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets.

The material events in development of the Company’s current business over the past seven fiscal years to the date of this Annual Report are summarized as follows:

•

In October 2009, the Company expanded its holdings in the Dotted Lake Property to a 100% interest in a total of ten claims of 82 units by staking.  Shortly thereafter, a new soil sampling program commenced in accordance with the report dated August 5, 2008.

•

On May 13, 2010, the Company announced the closing of a non-brokered private placement of 30,000,000 units at a price of $0.05 per unit for gross proceeds of $1,500,000 before share issue costs.  Each unit was comprised of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional common share at a price of $0.10 per share for two years from the date of closing.  Proceeds of the private placement were used for repayment of related party loans, exploration expenditures on the Original Dotted Lake Property, on-going operating expenses and general working capital purposes.

•

On April 20, 2010, the Company entered into an exclusive Option Agreement with certain Ontario prospectors to acquire a 100% undivided interest in two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property, subject to certain royalty interests when and if future revenue is generated.  Exercise of the Option required the Company to pay a total of $60,000 to the vendors over a period of three years.

- 14 -

•

On November 30, 2010, the Company’s independent consulting geologists completed a revised NI 43-101 compliant Technical Report, detailing all work completed on the Dotted Lake Property to date and recommendations for further exploration work.

•

In February 2012, the Company entered into an agreement to defer $39,676 in debt owed to a professional advisor which was been converted from a short term to a long term liability.  This amount is unsecured and non-interest bearing due after July 31, 2013 but to date there has been no demand for repayment.

•

On August 28, 2012, the Company announced the closure of two private placements, one brokered and the other non-brokered. The brokered private placement raised $829,000 (3,316,000 Units) through Canaccord Genuity Corp. (the “Agent”) and the non-brokered private placement raised $188,000 (752,000 Units) for combined gross proceeds of $1,017,000 (4,068,000 units).  Each unit of the Company was sold for $0.25 consisting of one common share and one transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. Share issuance costs of $174,206 were incurred in relation to the brokered private placement.

The net proceeds of the financings were used to eliminate the working capital deficiency; to meet obligations under the Lampson Lake option agreement; and to meet its on-going operating requirements.

•

On August 30, 2012, the Company’s common shares commenced trading on the TSX Venture Exchange under the symbol ROU.

•

On September 4, 2012, the Company paid $9,246 with respect to staking of 6 additional claims contiguous to the Dotted Lake claims bringing the total number of claims owned by the Issuer to 18, including the two Lampson Lake claims under option.

•

On October 3, 2012, an assessment report was completed by the independent consulting geologists detailing results of a soil sampling and prospecting program conducted on 5 of the 6 additional claims staked prior to September 4, 2012.

•

On March 1, 2013 pursuant to the Lampson Lake Option Agreement, the Optionors agreed to split the final payment of $25,000 into two equal amounts of $12,500, the first payable on April 20, 2013 and the second payable on April 20, 2014. The final payment was made per the revised schedule on April 20, 2014.

•

In May 2015, the Company completed a claims reconfiguration plan of its Dotted Lake-Lampson Lake Property designed to focus entirely on claims of merit in the area. As a result, the number of claims were reduced from 18 to 9. The total cost was $11,400, of which $7,000 was paid during the current year ended January 31, 2016. The Company also recorded a one-time non-cash $31,500 impairment of its exploration and evaluation assets for the fiscal year ended January 31, 2015.

- 15 -

•

On May 10, 2016, the Company announced that Peter Leitch, David Whelan and Larry Copeland had been appointed to the Company's board of directors and the Company had appointed Peter Leitch as Chief Executive Officer and Melinda Coghill as Chief Financial Officer and Corporate Secretary.  Jim Burns, Steven Chan, Darcy Krell, David Mark, Ronald McGregor and Linda Smith have resigned from the board.

The Company also entered into a Corporate Administrative Services Agreement with Fiore Administration Services Corp. to provide the Company with corporate administrative services, and a Financial Advisory and Consulting Services Agreement with Fiore Management & Advisory Corp. to provide financial advice and consulting services.

In addition, 2,500,000 incentive stock options were granted to directors, officers, consultants and charitable organizations at a price of $0.05 per share, exercisable until May 10, 2026, subject to TSX-V approval.

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

4.B

Mineral Property Interests

The Company currently has an interest in one mineral exploration property. The Dotted Lake-Lampson Lake Property (the “Property”) consists of 9 claims located in the Thunder Bay Mining District in North-Central Ontario, Canada. The Company has a 100% interest in the property, subject to a 2% Net Smelter Royalty (“NSR”) on one claim and a total NSR of 3% on a second claim.

The Property is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada. The Property lies 45 km south of the town of Manitouwadge and now comprises 4,040 acres oriented approximately east-west, 8.5 km long by roughly 2 km wide in an irregular shape.

The project is at the exploration stage and currently does not contain proven mineral reserves.

Map 1

Dotted Lake-Lampson Lake Property Location

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
CANADA

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Map 2

Dotted Lake-Lampson Lake Property Claim Map

Rouge Resources (Dotted Lake Property)
N
BLACK RIVER AREA
OLGA LAKE AREA
4279132
4279133
4279197
4245668
4279198
4283441
4279155
4279130
4279156
4277977
4283104
Ravine Lake
Dead Otter Lake
Dead Otter Lake
1km
WABIKOBA LAKE AREA
Little Dead Otter Lake
WHITE LAKE AREA

The original Dotted Lake Property claim was staked in 2001 and then re-staked in March 2003. In 2009, the Company expanded the property by staking 9 additional claims. In 2010, the Company entered an option agreement with local prospectors to acquire 100% of the Lampson Lake claims consisting of 2 claims adjacent to the Dotted Lake Property by making option payments totaling $60,000 over four years. The final payment was made on April 20, 2014 and the Company has a 100% interest in the Lampson Lake claims subject to a 2% NSR payable to the original optionors on both claims and an additional 1% NSR payable to Ontario Exploration Company (“OEC”) on the second claim for any precious metals recovered from the claims. The Company can buy 1% of the NSR from the optionors for $1,000,000, and can buy back ¾ of the 1% NSR from OEC over 10 years on an increasing scale from $15,000 to $750,000.

During the first quarter of fiscal 2016, the Company completed a reconfiguration plan for the property. The intention was to focus on areas of the property with the greatest exploration potential. All claims of merit in good standing as at year ended January 31, 2014 were allowed to lapse when due, then modified and re-staked or partially re-staked during the period January 15 to May 5, 2015. The modification and re-staking was performed at a much lower cost than the required assessment work to maintain the original claims. All of these new claims are in good standing now until January, March and May, 2017, as indicated in Table No. 3 below

The information in Table No. 3 was prepared by the Company from updated on-line information provided by the Ministry of Northern Development and Mines.

Table 3

Status of Dotted Lake-Lampson Lake Mining Claims

	Mining	Township/Area	Units	Date Recorded	Date Due for Work	Work
	claim No.				Credits to be Applied	Required
(i)	4277977	BLACK RIVER AREA	12	Jan 15 15	Jan 15 17	$ 4,800
(i)	4279197	BLACK RIVER AREA	4	Mar 24 15	Mar 24 17	$ 1,600
(ii)	4279198	BLACK RIVER AREA	15	Mar 24 15	Mar 24 17	$ 6,000
(i)	4283104	BLACK RIVER AREA	15	Jan 15 15	Jan 15 17	$ 6,000
(i)	4283441	OLGA LAKE AREA	15	Jan 15 15	Jan 15 17	$ 6,000
(iii)	4245668	BLACK RIVER AREA	6	Mar 6 15	Mar 6 17	$ 1,493
(i)	4279130	OLGA LAKE AREA	4	May 5 15	May 5 17	$ 1,600
(i)	4279132	BLACK RIVER AREA	15	May 5 15	May 5 17	$ 6,000
(iii)	4279133	BLACK RIVER AREA	15	May 5 15	May 5 17	$ 6,000
		Totals	101			$ 39,493
(i)	6 claims allowed to lapse when due, then modified or increased in size for re-staking in January, March and May 2015 at much lower cost than assessment work otherwise required.
(ii)	Issuer's original claim re-staked in March 2003; allowed to lapse when due in January 2015 then re-staked at much lower cost than assessment work otherwise required.
(iii)

2 claims optioned by the Issuer on April 20, 2010, known as the Lampson Lake Property with final option payment made on April 20, 2014, were allowed to lapse when due then substantially re-staked in May 2015 at much lower cost than assessment work otherwise required.

Since staking the original claims in 2003, the Company has been slowly advancing the exploration work on the Property to determine potential of the ground which lies in an underexplored area of the Schrieber-Hemlo greenstone belt, host to the Hemlo Gold deposit.

Exploration work to date has included airborne and ground geophysics in 2005, soil sampling in 2008 and 2009, and prospecting/ trenching in 2010. Additional soil sampling/prospecting was conducted on five of the six new claims acquired during year ended January 31, 2013. The soil sampling programs completed in 2008 and 2009 were intended to evaluate the property for further mineralization and potentially to expand on the known zinc mineralization at the Fairservice zinc showing.  They successfully outlined previously undetected gold mineralization, hosted in sulphide rich shear bands in granitoid rock, but were not successful in expanding on the Fairservice zinc showing.

The property reconfiguration plan begun in fiscal 2015 resulted in re-staking payments of $7,000 during the year ended January 31, 2016 and $4,400 during the year ended January 31, 2015.

A two phase budget for future exploration was prepared to continue with more soil sampling, prospecting and trenching. However, due to challenging economic circumstances for the Junior Mineral Exploration business over the last few years, which persist today, implementation has been delayed. This will continue until more favorable market conditions return.

Phase 1 Exploration: Estimated Cost of Property wide soils and further trenching

Consulting geologist	$52,000	Consulting geologist at $650/day
Geo-technicians	$39,000	Geo-technician at $325/day
Truck and ATV Rental and Fuel	$22,000	Truck at $75/day and ATV at $125/day
Heavy Equipment Rental	$30,000	Trench digging at $140/hour
Assays	$45,500	Assaying at $35/sample
Room and board	$17,500	$125/day per geo & tech
10% contingency for miscellaneous items	$20,600	Field supplies etc.
Subtotal (Phase 1):	$226,600

Phase 2 Exploration: Estimated Cost of 1500 meters of Diamond Drilling

Consulting geologist	$52,000	Consulting geologist at $650/day
Geo-technicians	$16,250	Geo-technician at $325/day
Room and board	$12,500	$125/day per geo & tech
Truck and Fuel	$6,250	Truck at $75/day +fuel
Logging Shack w/saw	$2,500	$1500/month
Heavy equipment rental	$10,000	Building drill pads and access roads
Assays	$18,375	Assaying at $35/sample
Diamond Drilling	$165,000	Diamond drilling at $110/metre
10% contingency for miscellaneous items	$28,288	Field supplies etc.
Subtotal (Phase 2):	$311,163
Total CAD$ (Both Phases)	$537,763

The following table summarizes the amounts expended on exploration and evaluation assets as at and for the years ended January 31:

	North-Central Ontario		Totals for years ended January 31,
	Dotted Lake mining claims	Lampson Lake mining claims	2016	2015	2014
Property acquisition costs
Balance, beginning	4,400	59,213	63,613	74,140	61,640
Expenditures	7,000	-	7,000	16,900	12,500
Impairment	-	-	-	(27,427)	-
Balance, ending	11,400	59,213	70,613	63,613	74,140
Exploration and evaluation costs
Balance, beginning	213,728	-	213,728	216,867	206,934
Expenditures (reductions)
Field and camp costs	-	-	-	-	-
Geological consulting and reporting	-	-	-	-	-
Geo-referencing	-	-	-	-	9,933
Project administration	-	-	-	934	-
Soil sample analysis	-	-	-	-	-
Impairment	-	-	-	(4,073)	-
	-	-	-	(3,139)	9,933
Balance, ending	213,728	-	213,728	213,728	216,867
Total balance, ending	$225,128	$ 59,213	$284,341	$277,341	$291,007

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

4.C

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

4.D

Management and Employees

We do not have any employees other than our directors and officers. When required, we retain geological, financial and other consultants on a contract basis in order to keep overhead expenses to a minimum.

4.E

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

We now have a permit from the Ontario Ministry of Northern Development and Mines to proceed with Phase 1 of the exploration program when we’re ready since it will cause little, if any, physical disturbance of the land. However, we will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for the Phase 2 drilling program and any subsequent exploration work that results in a physical disturbance to the land should we decide to proceed. If more than 10,000 square meters of property surface are affected, or such areas that would total that amount when combined, a work permit is required. There is no charge to obtain a work permit under the Mining Act.

When our exploration program proceeds to the drilling stage, we may be required to post small performance bonds if the rights of a private land owner may be affected. We may also be required to file statements of work with the Ontario Ministry of Northern Development and Mines and to undertake remediation work on any exploration that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.

ITEM 4A.       Unresolved Staff Comments

None.

ITEM 5.          Operating and Financial Review

5.A

Operating Results

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The following table summarizes information from our audited financial statements presented in accordance with IFRS as at and for the fiscal years ended January 31:

	2016	2015	2014
FINANCIAL POSITION
Total Assets	$ 292,855	$ 286,149	$ 397,066
Total Liabilities	$ 348,953	$ 187,469	$ 111,838
Deficit	($4,063,045)	($3,908,267)	($3,721,719)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Net Loss	($154,778)	($186,548)	($209,624)
Loss per share – basic and diluted	($0.00)	($0.00)	($0.00)

The following table summarizes the results of operations from our audited financial statements presented in accordance with IFRS for the fiscal years ended January 31:

	2016	2015	2014
Revenue	$ Nil	$ Nil	$ Nil

Expenses
Amortization and accretion	$ 267	$ 380	$ 543
Consulting fees	250	1,600	5,800
Interest expense - net	2,235	306	408
Listing application expenses	-	-	402
Management services	60,000	60,000	60,000
Office admin. and travel	51,825	53,340	74,286
Professional fees	24,198	20,731	44,368
Transfer agent and filing fees	16,003	18,691	23,817

	($154,778)	($155,048)	($209,624)

Other item
Impairment of exploration and evaluation assets	-	(31,500)	-

Net and comprehensive loss	($154,778)	($186,548)	($209,624)
Loss per share – basic and diluted	($0.00)	($0.00)	($0.00)
Weighted average number of shares outstanding – basic and diluted	44,633,171	44,633,171	44,633,171

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Results of Operations

Fiscal 2016 ended January 31, 2016 compared to fiscal 2015 ended January 31, 2015

The Company reported a net and comprehensive loss of $154,778 for year ended January 31, 2016 compared to $186,548 for the year ended January 31, 2015. This $31,770 decrease in net loss resulted from the following:

-

$113 minor decrease in amortization due to use of declining balance method.

-

$1,350 decrease in consulting fees related to business planning purposes

-

$1,929 increase in interest expense due to the significant increase in related party payables and the related personal cost of borrowings required to fund these amounts.

-

$1,515 decrease in office administration and travel expenses due to lower level of business activity.

-

$3,467 increase in professional fees (legal, audit and accounting) primarily due to under accrual at year ended January 31, 2015.

-

$2,688 decrease in transfer agent and filing fees.

-

$31,500 decrease in impairment of exploration and evaluation assets per Item 1.2 above, not applicable in the current year.

Fiscal 2016 ended January 31, 2015 compared to fiscal 2015 ended January 31, 2014

The Company reported a net and comprehensive loss of $186,548 for year ended January 31, 2015 compared to $209,624 for the year ended January 31, 2014. This $23,076 decrease in loss resulted from the following:

-

$163 minor decrease in amortization due to use of declining balance method.

-

$4,200 decrease in consulting fees for business planning purposes

-

$329 increase in interest expense

-

$402 decrease in Listing Application expenses following approval of Listing Application on the TSX Venture Exchange 2 years ago.

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

5.B

Liquidity and Capital Resources

The Company has since inception primarily financed its activities through the issuance of equity. The Company anticipates that it will to raise additional funds by equity issuance in the next several years, as the Company is at the exploration stage. The Company had a working capital deficit as of January 31, 2016 of $347,960 and cash and cash equivalents of $553. Additional funds will be required to meet its current obligations and to finance future development of the business.

The following table summarizes the working capital from our audited financial statements presented in accordance with IFRS for the years ended January 31:

Working Capital (Deficiency)	2016	2015	2014
Current assets	$ 993	$ 1,020	$ 97,891
Current liabilities	(348,953)	(187,469)	(111,838)
Working capital (deficiency)	($347,960)	($186,449)	($13,947)

During the year ended January 31, 2016, the working capital deficiency increased to $347,960 from $186,449 at last year end. This $161,511 increase resulted primarily from the $154,778 net loss for the current year.

The current assets at January 31, 2016 consisted of a nominal cash position of $553 (January 31, 2015 - $271; January 31, 2014 - $96,466) and GST receivable of $440 (January 31, 2015 - $749; January 31, 2014 - $1,425). The current liabilities at January 31, 2016 consisted of $58,649 regarding trade payables, accrued liabilities & loan payable (January 31, 2015 - $66,984; January 31, 2014 - $65,283) and $290,304 of related party payables (January 31, 2015 - $120,485; January 31, 2014 - $46,555).

The following table summarizes cash flows from our audited financial statements presented in accordance with IFRS for the years ended January 31:

Cash Flows	2016	2015	2014
Net cash used in operating activities	($162,537)	($152,291)	($218,035)
Net cash used in investing activities	(7,000)	(17,834)	(22,433)
Net cash from financing activities	169,819	73,930	35,089
Increase (decrease) in cash	282	(96,195)	(205,379)
Cash, beginning	271	96,466	301,845
Cash, end	$ 553	$ 271	$ 96,466

Year Ended January 31, 2016

As at January 31, 2016, the Company’s cash position was $553 compared to $271 at last year end. The $282 increase in cash during year ended January 31, 2016 resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $162,537 in 2016 and $152,291 in 2015 was primarily due in both years to on-going operating losses adjusted for changes in non-cash working capital items.

(ii)

Net cash used in investing activities of $7,000 in 2016 and $17,834 in 2015 related to expenditures on exploration and evaluation assets to keep The Property in good standing with the Ontario Ministry of Northern Development and Mines.

(iii)

Net cash from financial activities of $169,819 in 2016 and $73,930 in 2015 arose exclusively from the increase in related party payable used to fund ongoing operating expenses.

Year Ended January 31, 2015

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

Capital Resources

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

As at January 31, 2016, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2015 and 2014 – 44,633,171) of which nil shares remained in escrow (January 31, 2015 – 1,894,800 and January 31, 2014 – 3,789,600), subject to release following regulatory approval.

Private placements

No shares were issued during the years ended January 31, 2016, 2015 and 2014.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for year ended January 31, 2016 was based on the net loss attributable to common shareholders of $154,778 (January 31, 2015 - $186,548 and January 31, 2014 - $209,624) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2015 and January 31, 2014 – 44,633,171). The diluted loss per share will not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares.  Such options will be exercisable for a period of up to 10 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.05 per share.

As at January 31, 2016, 2015 and 2014, there were no stock options outstanding. Subsequent to the fiscal 2016 year-end, the Company granted 2,500,000 incentive stock options exercisable at $0.05 per share until May 10, 2026 to officers, directors, consultants and charitable organizations, subject to the approval of the TSX Venture Exchange.

Share purchase warrants

Share purchase warrants outstanding are as follows:

	Years ended January 31,
	2016		2015		2014
	Number of warrants	Exercise price	Number of warrants	Exercise price	Number of warrants	Exercise price
Balance, beginning	-	-	-	-	4,068,000	$ 0.40
Warrants issued	-	-	-	-	-	-
Warrants expired	-	-	-	-	(4,068,000)	0.40
Balance, ending	-	-	-	-	-	$ -

Capital Management

The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

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

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals fall, or if results from planned exploration programs are unsuccessful.

5.C

Research and development, patents and licenses

The Company conducts no research and development activities, nor is it dependent upon any patents or licenses

5.D

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

5.E

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements

5.F

Tabular Disclosure of Contractual Obligations

Subsequent to the fiscal year ended January 31, 2016, the Company entered into a Corporate Administration Services agreement with Fiore Administration Services Corp. who will provide corporate administration services for a period of 12 months for a fee of $7,500 per month. Fiore Administration will also provide the Company with office space for an additional $1,000 per month.

Table No. 4

Contractual Obligations

As of May 1, 2016

Payments due by period

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years

Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	$102,000	$102,000	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil

In addition to the Administration Services Agreement, the Company entered into a Financial Advisory and Consulting Services Agreement with Fiore Management & Advisory Corp. (“Fiore Management”) dated May 1, 2016. Under the Consulting Agreement, Fiore Management agrees to provide the Company with general corporate financial advice with respect to its strategic direction and corporate development. Fiore Management will receive 1% of the gross proceeds of any equity or debt offering completed by the Company. If Fiore Management identifies and implements various corporate transactions, including a merger or acquisition or similar business combination, it will receive a Work Fee of $10,000 per month once work on a transaction has been initiated. Fiore Management will also receive 2% of the Transaction Value.

5.G

Safe Harbor

Not applicable

ITEM 6.          Directors, Senior Officers and Employees

6.A

Directors and Senior Officers

Table No. 5 lists as of May 27, 2016 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens of Canada.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed
Peter Leitch	62	May 10, 2016
Larry Copeland	65	May 10, 2016
David Whelan	59	May 10, 2016

Table No. 6 lists, as of May 27, 2016, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 6

Executive Officers

Name	Position	Age	Date of Appointment
Peter Leitch	Chief Executive Officer	62	May 10, 2016
Melinda Coghill	Chief Financial Officer	38	May 10, 2016

Peter Leitch is currently the President of North Shore Studios and Mammoth Studios, and is the Chair of the Motion Picture Production Industry Association of B.C.  He is also a director of BlueShore Financial, a full-service credit union with branches around Vancouver and southwest B.C.  Peter is a member of the Board of Governors of the B.C. Business Council, a Past Chair of the North Vancouver Chamber of Commerce and former director of the B.C. Chamber of Commerce.  He has also served on Canada Revenue Agency’s Small Business Advisory Committee and Film Advisory Committee. Peter holds a Bachelor of Commerce degree from U.B.C. and is a chartered accountant.  He successfully completed his ICD.D course from the Institute of Corporate Directors. Peter was honoured with a fellowship by the Institute of Chartered Accountants of B.C., a Queens Diamond Jubilee Medal and an honorary doctorate degree from Capilano University. Peter spends up to 10% of his time on Company business.

Larry Copeland holds diplomas in Environmental Health from the BC Institute of Technology and Public Sector Management from the University of Victoria. He has held senior positions in Management with the Ministry of Health and retired from the BC Center for Disease Control in 2008 as a Director in their Environmental Health Division. Since that time he has undertaken private consultancy work including several projects on behalf of the Food and Agriculture Organization, United Nations. The consultancies included projects in Italy, Cambodia, Lebanon, Thailand, Bhutan and Vietnam. His responsibilities have included senior policy and legislation development, employee recruitment, supervision and discipline, budget development and accountability, federal/provincial negotiations and contract management, and public/media relations. He up to spends 10% of his time on Company business

David Whelan has B.C.L. and L.L.B degrees from McGill University and a B.Sc. (Mechanical Engineering) from Queens University.  Mr. Whelan has many years of experience in the areas of corporate commercial law, as well as expertise in the area of derivatives and swap transactions.  He has completed the Directors Education Program of the Institute of Corporate Directors and has served on the Board and as a member of the audit committees of other junior public companies. He spends up to 10% of his time on Company business.

Melinda Coghill is responsible for the management of various corporate transactions including the coordination and completion of equity financings, mergers and acquisitions, corporate filings, as well as continuous disclosure requirements for several public companies.  While managing company administration and deal transactions, she liaises with various trust companies, transfer agents, legal representatives, auditors and accountants.  Her educational background in Business Administration was primarily focused in management and finance.  She also currently acts as Corporate Secretary of Klondike Gold Corp. and Uracan Resources Ltd., which are junior mineral exploration companies traded on the TSX Venture Exchange. She spends up to 10% of her time on Company business.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  No members of the Board of Directors are related.

6.B

Compensation of Directors and Senior Officers

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was approved by shareholders at the Annual General Meeting of shareholders held on December 1, 2015.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7

Summary Compensation Table

All Figures in Canadian Dollars

Name and Principal Position (1)	Fiscal Year	Salary	Bonus	Options Granted	Other Compensation

Linda Smith, Former CEO, President and Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Darcy Krell, Former Corporate Secretary, General Manager, and Director (2)	2016 2015 2014	$ 60,000 60,000 60,000	Nil Nil Nil	Nil Nil Nil	$ 30,000 30,000 30,000

Ronald McGregor Former CFO and Director (3)	2016 2015 2014	$ 10,109 8,113 16,170	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Steven Chan, Former Director (4)	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$ 250 1,600 2,800

James Burns, Former Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

David Mark, Former Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	All named executive officers and directors resigned subsequent to the end of the fiscal 2016 and new officers and directors were appointed.
(2)	Salary for Darcy Krell represents Management Fees, and “Other Compensation” is for rent of office facilities provided to the Company.
(3)	Salary for Ronald McGregor was amounts paid to AYL Enterprises Ltd., a private company owned by Ron McGregor, for bookkeeping, accounting, and financial reporting services.
(4)	“Other Compensation” for Steven Chan is for consulting services.

The Issuer has not paid any compensation for serving as a Director in the fiscal years ended January 31, 2016, 2015 and 2014.

6.C

Board Practices

The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once every calendar year and not longer than fifteen months from the last annual general meeting. The most recent annual general meeting was held in Vancouver, BC on December 1, 2015.

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated November 3, 2015 which has been included as an exhibit to the Company’s Form 6-K which was filed on November 27, 2015.

Audit Committee

The Company has an Audit Committee of the Board which operates under a written charter.

The primary function of the audit committee is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes

The Committee’s primary duties and responsibilities are to:

•

serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•

review and appraise the performance of the Company’s external auditors; and

•

provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions. The Committee will review and pre-approve all audit and audit-related services and the fees and other compensation related to such services provided by the external auditors.

The Committee shall review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information, including quarterly financial statements, which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors. It will review any related-party transactions.

In consultation with the external auditors, the Committee will review with management the integrity of the Company's financial reporting process, both internal and external. It will consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management. The Committee will review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments and, following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information. The Committee will review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters, and review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

The Committee will take, or recommend to the Board, appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting. It shall recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annual for shareholder approval. It shall review annually the performance of the external auditors and obtain a formal written statement setting forth all relationships between the external auditors and the Company. It will review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors, and recommend to the Board the compensation to be paid the external auditors. At each meeting, the Committee will consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls, and the completeness and accuracy of the financial statements.

The Committee may engage independent counsel and other advisors as it determines necessary to carry out its duties. It will set and pay compensation for any independent counsel and other advisors employed by the Committee. The Committee shall establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. It will also establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee will also review and update the Audit Committee Charter annually. The full text of the current audit committee charter is included as an exhibit to this Form 20-F Annual Report.

6.D

Employees

We do not have any employees other than our directors and officers. When required, the Company retain geological, financial and other consultants on a contract basis.

6.E

Share Ownership of Directors and Senior Officers

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of May 27, 2016, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Peter Leitch (1)	280,000	0.63%
Common	Melinda Coghill (2)	250,000	0.55%
Common	Larry Copeland (3)	280,000	0.63%
Common	David Whelan (4)	280,000	0.63%

	Total Directors/Officers	1,090,000	2.39%

(1)	Of these shares, 250,000 are currently exercisable share purchase options.
(2)	Of these shares, 250,000 are currently exercisable share purchase options.
(3)	Of these shares, 250,000 are currently exercisable share purchase options.
(4)	Of these shares, 250,000 are currently exercisable share purchase options.

Ownership percentages are based upon 44,633,171 common shares outstanding as of May 26, 2016, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

ITEM 7.

Major Shareholders and Related Party Transactions

7.A

Beneficial Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. Each common share entitles the holder to one vote at our shareholder meetings. There are no disproportionate or weighted voting privileges. The Registrant is not controlled by another corporation as described below.

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

On April 30, 2016 the shareholders' list for the Company's common shares showed 69 shareholders, including depositories, and 44,633,171 common shares issued and outstanding. Of the total shareholders, 59 are resident in Canada holding 42,397,401 common shares, or 95% of the total issued and outstanding common shares; 7 shareholders are resident in the United States holding 2,191,822 common shares, or 5% of the total issued and outstanding common shares; and 1 shareholder is resident in other nations holding 43,948 common shares, or less than 1% of the total issued and outstanding common shares.

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 9 lists as of May 27, 2016, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Frank Giustra (1)	8,400,000	18.78%
Common	Brian Paes-Braga	8,300,000	18.60%

(1)

Of these shares. 2,700,000 are common shares held in the name of Fiore Financial Corporation, a private Company owned by Mr. Guistra. 5,600,000 are common shares and 100,000 are currently exercisable share purchase options held by Radcliffe Foundation, a charitable foundation over which Mr. Giustra has control and direction.

(2)	Of these shares, 3,300,000 are common shares held by Quiet Cove Capital Corp., a private corporation over which Mr. Paes-Braga has voting control.

Ownership percentages are based upon 44,633,171 common shares outstanding as of May 26, 2016, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

7.2

Related Party Transactions

The Company has the following related party transactions:

In fiscal 2016 ended January 31, 2016, the Company paid Darcy Krell, Corporate Secretary, General Manager, and Director, $60,000 (fiscal 2015 - $60,000; fiscal 2014 - $60,000) in management fees and $30,000 (2015 - $30,000; 2014 - $30,000) for office rent. The Company also paid Darcy Krell $2,235 (2015 - $306; 2014 - $Nil) for interest expense for Company administrative expenses charged on a credit card.

In fiscal 2016, the Company paid AYL Enterprises Ltd., a private company owned by Chief Financial Officer and Director Ron McGregor, $10,109 (2015 - $8,113; 2014 - $16,170) for bookkeeping, accounting, and financial reporting services.

In Fiscal 2016, the Company paid Steven Chan, Director, $250 (2015 - $1,600; 2014 - $2,800) for consulting services.

The Company had the following related party payables at the end of the Company’s three most recent fiscal years.

	Amounts owed as of January 31,
	2016	2015	2014
Payable to Company directors and/or companies controlled by directors	$ 290,304	$ 120,485	$ 46,555

The amounts payable are due to the following former directors and companies controlled by its former directors: Darcy Krell, Linda Smith and AYL Enterprise Ltd. These amounts are non-interest bearing and unsecured with no fixed term of repayment.

7.C

Interests of Experts and Counsel

Our experts and legal counsel have no direct nor indirect interest in our properties and no shareholders are employed on a contingent basis.

ITEM 8.

Financial Information

8.A

Consolidated Statements and Other Financial Information

The financial statements as required under Item 18 are attached hereto and found immediately following the text of this Annual Report.  The Independent Auditors’ Report of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation. The Company knows of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B

Significant Changes

On May 10, 2016, the Company announced that Peter Leitch, David Whelan and Larry Copeland had been appointed to the Company's board of directors and the Company had appointed Peter Leitch as Chief Executive Officer and Melinda Coghill as Chief Financial Officer and Corporate Secretary.  Jim Burns, Steven Chan, Darcy Krell, David Mark, Ronald McGregor and Linda Smith have resigned from the board.

The Company entered into a Corporate Administrative Services Agreement with Fiore Administration Services Corp. to provide the Company with corporate administrative services, and a Financial Advisory and Consulting Services Agreement with Fiore Management & Advisory Corp. to provide financial advice and consulting services.

In addition, 2,500,000 incentive stock options were granted to directors, officers, consultants and charitable organizations at a price of $0.05 per share, exercisable until May 10, 2026, subject to TSX-V approval.

ITEM 9.

The Offer and Listing Details

The Company has been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a “foreign private issuer” in the United States pursuant to a registration statement filed with the US Securities and Exchange Commission on or about November 15, 2003. The common shares were originally posted for trading on the Over-the-Counter Bulletin Board (OTC:BB) in the United States under the symbol GMSRF. With the name change from Gemstar Resources Ltd. to Rouge Resources Ltd., the trading symbol was changed to ROUGF effective March 25, 2008.  Our shares are now quoted Over-the-Counter on OTC Link (formerly Pink Sheets) in the United States and since August 31, 2012 have also been listed for trading on the TSX Venture Exchange under the symbol ROU.

Table No. 10 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending April 30, 2016;

•

each of the last twelve fiscal quarters ending the three months ended April 30, 2016; and

•

each of the last four fiscal years ended January 31, 2016 since the Company’s initial listing on the TSX Venture Exchange.

Table No. 10

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

May 2016	$ 0.48	$ 0.04	$ 0.35
April 2016	No Trades
March 2016	0.05	0.03	0.045
February 2016	0.08	0.03	0.07
January 2016	0.05	0.025	0.05
December 2015	0.025	0.025	0.025

Three Months Ended April 30, 2016	$ 0.08	$ 0.025	$ 0.045
Three Months Ended January 31, 2016	0.05	0.025	0.05
Three Months Ended October 31, 2015	0.03	0.03	0.03
Three Months Ended July 31, 2015	0.06	0.025	0.035

Three Months Ended April 30, 2015	$ 0.03	$ 0.025	$ 0.025
Three Months Ended January 31, 2015	0.05	0.025	0.03
Three Months Ended October 31, 2014	0.075	0.035	0.035
Three Months Ended July 31, 2014	0.04	0.03	0.04

Three Months Ended April 30, 2014	$ 0.10	$ 0.03	$ 0.03
Three Months Ended January 31, 2014	0.02	0.02	0.02
Three Months Ended October 31, 2013	0.10	0.03	0.03
Three Months Ended July 31, 2013	0.35	0.10	0.10

Fiscal Year Ended January 31, 2016	$ 0.06	$ 0.025	$ 0.05
Fiscal Year Ended January 31, 2015	0.10	0.025	0.03
Fiscal Year Ended January 31, 2014	0.35	0.02	0.02
Fiscal Year Ended January 31, 2013	0.50	0.25	0.25

Table No. 10a lists the volume of trading and high, low and closing sale prices in the United States Over-the-Counter market for the Company's common shares for:

•

each of the last six months ending April 30, 2016;

•

each of the last twelve fiscal quarters ending the three months ended April 30, 2016; and

•

each of the last five fiscal years ended January 31, 2016.

Table No. 10a

Over-the-Counter Market

Common Shares Trading Activity

(Prices in United States Dollars)

	- Sales-
	United States Dollars
Period	High	Low	Close

May 2016	$ 0.30	$ 0.27	$ 0.27
April 2016	No Trades
March 2016	0.03	0.02	0.02
February 2016	0.04	0.04	0.04
January 2016	No Trades
December 2015	No Trades

Three Months Ended April 30, 2016	$ 0.30	$ 0.27	$ 0.27
Three Months Ended January 31, 2016	No Trades
Three Months Ended October 31, 2015	No Trades
Three Months Ended July 31, 2015	0.05	0.05	0.05

Three Months Ended April 30, 2015	No Trades
Three Months Ended January 31, 2015	0.03	0.03	0.03
Three Months Ended October 31, 2014	0.05	0.05	0.05
Three Months Ended July 31, 2014	No Trades

Three Months Ended April 30, 2014	No Trades
Three Months Ended January 31, 2014	0.03	0.03	0.03
Three Months Ended October 31, 2013	0.15	0.03	0.03
Three Months Ended July 31, 2013	0.15	0.15	0.15

Fiscal Year Ended January 31, 2016	$ 0.05	$ 0.05	$ 0.05
Fiscal Year Ended January 31, 2015	0.05	0.03	0.03
Fiscal Year Ended January 31, 2014	0.25	0.03	0.03
Fiscal Year Ended January 31, 2013	0.50	0.35	0.50
Fiscal Year Ended January 31, 2012	0.36	0.35	0.35

The TSX Venture Exchange

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”) under the symbol “ROU”.

The TSX-V is a self-regulating organization owned and operated by the TMX Group. It is governed by representatives of its member firms and the public.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

ITEM 10.

Additional Information

10.A

Share Capital

As of January 31, 2016, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value.  There were 44,633,171 common shares issued and outstanding as of January 31, 2016.

During the most recent three fiscal years, the Company has issued no common shares.

Stock Options

The Company has a “Rolling” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was approved by shareholders at the Annual General Meeting of shareholders held on December 1, 2015.

Under the Plan, stock options can be granted to Officers, Directors, Employees, Consultants, Management Company Employees, and Eligible Charitable Organizations. The number of Shares Reserved for issuance to Employees and Eligible Charitable Organizations pursuant to this Plan together with all of the Shares reserved with respect to the Company's other previously established stock option plans or grants may not exceed 10% of the issued Shares at the time of any stock option grant. Options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company. The number of options granted to any one Person, and companies wholly-owned by that Person, in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company. Options granted to any one Consultant to the Company in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company. Options granted to all Persons engaged in Investor Relations Activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company. The options granted to investor relations persons must vest in stages over a period of not less than 12 months with no more than 1/4 of the options vesting in any 3-month period.

The exercise price of options shall not be less than the Discounted Market Price of the Company's shares, but, in any event, not less than $0.05 per share. All options granted to insiders of the Company and all options granted to any person at a discount to the market price of the Company's shares on the date of grant shall be subject to a 4-month hold period commencing from the date of grant.

Options may not be assigned or transferred, and can be exercisable for a maximum of 10 years from the date of grant, subject to an extension where the expiry date falls within a "blackout period". An Option will be automatically extended past its expiry date if such expiry date falls within a blackout period during which the Company prohibits optionees from exercising their options, but the automatic extension of an optionee's Option will not be permitted where the optionee or the Company is subject to a cease trade order (or similar order under Securities Laws) in respect of the Company's securities. Any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, which is the majority vote of the shareholders other than the insiders of the Company.

The Option Period of an Option will terminate and the Option ceases to be exercisable if an employee ceases to be an officer, director, employee or consultant to the Company or, if the Option is granted to an Eligible Charitable Organization, if the organization ceases to be an Eligible Charitable Organization. In the event an Employee’s employment with or engagement by the Company or any Designated Subsidiary ceases or is terminated for any reason other than death, the Option shall terminate on a date determined by the Plan Committee or Board of Directors at the time of the Grant, or a reasonable period at the discretion of the Board of Directors following the date of termination, or thirty days, if the Employee was engaged in investor relations activities. In the event of the death of an optionee, either while an Employee of the Company or any Designated Subsidiary, the heirs, executors or other legal representatives of the Employee may exercise any Option granted to such Employee, to the extent such option was exercisable by the Employee at the date of his death, for a period of one year following the date of death of the Employee.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on December 1, 2015 has been included as an exhibit to this Form 20-F Annual Report.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of May 27, 2016 and within 60 days, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Peter Leitch	250,000	250,000	$0.05	May 10, 2026

Melinda Coghill	250,000	250,000	$0.05	May 10, 2026

Larry Copeland	250,000	250,000	$0.05	May 10, 2026

David Whelan	250,000	250,000	$0.05	May 10, 2026

Consultants	1,100,000	1,100,000	$0.05	May 10, 2016

Charitable Organizations	400,000	400,000	$0.05	May 10, 2016

Total Officers and Directors	1,000,000	1,000,000

Total Consultants	1,100,000	1,100,000

Total Charitable Organizations	400,000	400,000

Total of all holders	2,500,000	2,500,000

10.B

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

10.C

Material Contracts

The following material contracts have been in effect during the prior two fiscal years:

a)

Debt Deferral Agreement dated February 6, 2012 between the Issuer and Gregory S. Yanke Law Corp. regarding the deferral of $39,676 of Issuer debt to July 31, 2013 or later is unsecured, non-interest bearing. To date, there has been no demand for repayment.

b)

Amended management agreement with Mr. Darcy Krell dated August 1, 2008. The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month due to more time and effort required to run the business pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008.  Under this agreement, home office rent increased from $1,500 to $2,500 per month but this did not commence until February 1, 2009.

10.D

Exchange Controls and Other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See Item 10.E below.

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

10.E

Taxation

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

United States Federal Income Tax Consequences to U.S. Investors

The following is a general discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain "excess distributions" by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.F

Dividends and paying agents

Not Applicable

10.G

Statements by Experts

Not Applicable

10.H

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s head office located at #3123-595 Burrard Street, Vancouver, British Columbia, Canada V7X 1JI

10.I

Subsidiary Information

The Company has no subsidiaries.

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

Not Applicable

PART II

ITEM 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable

ITEM 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

ITEM 15.

Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2016. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2016, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2016.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16

(Reserved)

ITEM 16A.

Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors, two of which are “independent”, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to identify Board with a financial expert.

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

ITEM 16C.

Principal Accountant Fees and Services

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by the Company's auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of the auditor for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, are included in Table No. 12:

Table No. 12 Principal Accountant Fees and Services

Type of Service	Fiscal Year 2016	Fiscal Year 2015

Audit Fees	$ 10,000	$ 9,160
Audit Related Fees	Nil	Nil
Tax Fees	1,000	950
All Other Fees	Nil	Nil
Total	$ 11,000	$ 10,110

ITEM 16D.

Exemptions from the Listing Standards for Audit Committees

Not Applicable

ITEM 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

ITEM 16F.

Change in Registrant’s Certifying Accountant

Not Applicable

ITEM 16G.

Corporate Governance

Not applicable.

ITEM 16H.

Mine Safety Disclosure

Not applicable

PART III

ITEM 17

Financial Statements

Not applicable

ITEM 18.

Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards as issued by IASB.

The financial statements as required are attached hereto and found immediately following the text of this Annual Report.  The Report of Independent Registered Public Accounting Firm of Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, is also included herein immediately preceding the financial statements.

ITEM 19.

Exhibits

The unmarked exhibits below are attached to this report.

Exhibit 1.1:	Certificate of Incorporation (March 31, 2008)*
Exhibit 1.2:	Memorandum and Articles of Association*
Exhibit 1.3:	Notice of Alteration of Articles of Association (Feb 25, 2008)**
Exhibit 1.4:	Certificate of name change (March 25, 2008)**
Exhibit 12.1:	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 12.2:	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13.1:	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 13.2:	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 15.1:	Audit Committee Charter
Exhibit 15.2:	Stock Option Plan

*      Previously filed with Form 20-F on September 16, 2003

**    Previously filed with Form 20-F on June 10, 2009

ROUGE RESOURCES LTD.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

YEARS ENDED JANUARY 31, 2016, 2015 AND 2014

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Rouge Resources Ltd.:

We have audited the accompanying financial statements of Rouge Resources Ltd., which comprise the statements of financial position as at January 31, 2016, 2015 and 2014, and the statements of comprehensive loss, changes in equity (deficit) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Rouge Resources Ltd. as at January 31, 2016, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes certain conditions that indicate the existence of a material uncertainty that casts substantial doubt about Rouge Resources Ltd.’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 27, 2016

ROUGE RESOURCES LTD.

Statements of Financial Position
(Expressed in Canadian dollars)

		As at January 31
	Note	2016	2015	2014
ASSETS

Current assets
Cash and cash equivalents		$553	$271	$96,466
GST receivable		440	749	1,425
		993	1,020	97,891
Non-current assets
Credit card security deposit		6,900	6,900	6,900
Equipment	4	621	888	1,268
Exploration and evaluation assets	5	284,341	277,341	291,007
		291,862	285,129	299,175

TOTAL ASSETS		$292,855	$286,149	$397,066

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	6	$18,973	$27,308	$25,607
Loan payable	7	39,676	39,676	39,676
Related party payables	8	290,304	120,485	46,555

TOTAL LIABILITIES		348,953	187,469	111,838

EQUITY (DEFICIT)

Share capital	9	3,953,590	3,953,590	3,953,590
Reserve		53,357	53,357	53,357
Deficit		(4,063,045)	(3,908,267)	(3,721,719)

TOTAL EQUITY (DEFICIT)		(56,098)	98,680	285,228

TOTAL LIABILITIES AND EQUITY (DEFICIT)		292,855	$286,149	$397,066

Going concern (Note 1)

Subsequent event (Note 13)

Approved on behalf of the Board of Directors:

“Peter Leitch”	“David Whelan”

Director	Director

The accompanying notes are an integral part of these financial statements

ROUGE RESOURCES LTD.

Statements of Comprehensive Loss
(Expressed in Canadian dollars)

		Years ended January 31,
	Note	2016	2015	2014
Expenses
Amortization	4	$267	$380	$543
Consulting services	8	250	1,600	5,800
Interest expense	8	2,235	306	408
Listing application expenses		-	-	402
Management services	8	60,000	60,000	60,000
Office administration and travel	8	51,825	53,340	74,286
Professional fees	8	24,198	20,731	44,368
Transfer agent and filing fees		16,003	18,691	23,817

		(154,778)	(155,048)	(209,624)

Other item
Impairment of exploration and evaluation assets	5	-	(31,500)	-

Net and comprehensive loss		$(154,778)	$(186,548)	$(209,624)

Loss per share – basic and diluted	9	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding - basic and diluted		44,633,171	44,633,171	44,633,171

The accompanying notes are an integral part of these financial statements

ROUGE RESOURCES LTD.

Statement of Changes in Equity (Deficit)

(Expressed in Canadian dollars)

	Share capital
	Number	Amount	Reserve	Deficit	Total
Balance at January 31, 2013	44,633,171	$ 3,953,590	$ 53,357	$ (3,512,095)	$ 494,852
Net and comprehensive loss	-	-	-	(209,624)	(209,624)
Balance at January 31, 2014	44,633,171	3,953,590	53,357	(3,721,719)	285,228
Net and comprehensive loss	-	-	-	(186,548)	(186,548)
Balance at January 31, 2015	44,633,171	3,953,590	53,357	(3,908,267)	98,680
Net and comprehensive loss	-	-	-	(154,778)	(154,778)
Balance at January 31, 2016	44,633,171	$ 3,953,590	$ 53,357	$ (4,063,045)	$ (56,098)

The accompanying notes are an integral part of these financial statements

ROUGE RESOURCES LTD.

Statement of Cash Flows

(Expressed in Canadian dollars)

	Years ended January 31,
	2016	2015	2014
Operating activities
Net loss	$(154,778)	$(186,548)	$(209,624)
Adjustment for non-cash items:
Amortization	267	380	543
Impairment of exploration and evaluation assets	-	31,500	-
Changes in non-cash working capital items:
GST receivable	309	676	2,697
Prepaid expenses	-	-	1,625
Trade payables and accrued liabilities	(8,335)	1,701	(13,276)

Net cash flows used in operating activities	(162,537)	(152,291)	(218,035)

Investing activities
Exploration and evaluation expenditures	(7,000)	(17,834)	(22,433)

Net cash flows used in investing activities	(7,000)	(17,834)	(22,433)

Financing activities
Increase in related party payables	169,819	73,930	35,089

Net cash flows from financing activities	169,819	73,930	35,089

Increase (decrease) in cash	282	(96,195)	(205,379)
Cash, beginning	271	96,466	301,845

Cash, ending	$553	$271	$96,466

The accompanying notes are an integral part of these financial statements

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

1.

Nature and continuance of operations

Rouge Resources Ltd. (the “Company”) was incorporated on March 31, 1988 under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol ROU and quoted on the OTC:BB in the United States. The Company’s registered and records office is located at 3123 – 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of business. As at January 31, 2016, the Company had not advanced any of its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities; its ability to attain profitable operations and generate funds therefrom; and its ability to raise equity capital or borrowings sufficient to meet current and future obligations. These factors indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with cash on hand, loans from directors and companies controlled by directors, and/or private placement of common shares. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts presented on its Statements of Financial Position.

2.

Significant accounting policies and basis of preparation

These financial statements were authorized for issue on May 27, 2016 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These financial statements comply with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

These financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

-

assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and

-

classification / allocation of expenditures as exploration and evaluation assets or operating expenses.

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

Foreign currency translation, transactions and balances

The functional currency of a Company is measured using the currency of the primary economic environment in which it operates. These financial statements are presented in Canadian dollars which is the Company’s functional and presentation currency.

Foreign currency transactions, where applicable, are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the Statement of Comprehensive Loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-

the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

-

substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

-

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

-

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

Share-based payments

The Company has a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Compensation expense is recognized and the corresponding amount is recorded in reserve. The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. When the options are exercised, share capital is credited for the consideration received and the related reserve is decreased.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under this method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. Any stock options or share purchase warrants outstanding cause the calculation of diluted loss per share to be anti-dilutive and are therefore not included in the calculation.

Financial instruments

The Company classifies its financial instruments in the following categories: fair value through profit or loss , loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Fair value through profit or loss investments are either held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or held on a fair value basis in accordance with a documented risk management or investment strategy when designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel. Such assets are subsequently measured at fair value with unrealized changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments with Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Available-for-sale investments are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets which are recognized in profit or loss.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

Regular purchases and sales of financial assets are recognized on the trade-date, being the date when the Company commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Transaction costs related to financial instruments include professional, consulting, regulatory, agency commissions and other costs that are incremental to the acquisition, issuance or disposition of financial assets, liabilities or equity instruments. Transaction costs are initially charged to the related financial instrument or equity instrument, except where the financial instrument is classified as fair value through profit or loss, in which case transaction costs are expensed to the Statement of Comprehensive Loss immediately.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s non-current assets, which include equipment and exploration and evaluation assets, is reviewed at each reporting date to determine whether there is an indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized in the Statement of Comprehensive Loss whenever the carrying amount of the asset, or its cash-generating unit, exceeds its recoverable amount.

The recoverable amount is the greater of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash flows from other assets or groups of assets. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. However, any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. An impairment loss with respect to goodwill is never reversed.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

Deferred income tax

Deferred income tax is recognized using the asset and liability method on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares

On the issuance of flow-through shares, any premium received in excess of the closing market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to exploration and evaluation assets with corresponding entries to the related asset and the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the Statement of Comprehensive Loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the Statement of Comprehensive Loss in the period incurred. These changes are recorded directly to the related asset with a corresponding entry to the provision. The increase in the restoration provision due to the passage of time is recognized as interest expense.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the Statement of Comprehensive Loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At present, the Company has not identified any significant restoration and environmental obligations in its operations. Accordingly, no provision has been made.

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part, if applicable, is derecognized. All other repairs and maintenance are charged to the Statement of Comprehensive Loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the Statement of Comprehensive Loss.

Amortization is calculated on a declining balance method to write-off the cost of the equipment to its residual value over its estimated useful life at the rate of 30% per year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted and is not expected to have impact on the Company’s financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.

Equipment

	Cost	Accumulated amortization	Net book Value
Balance at January 31, 2013	$8,710	$(6,899)	$1,811
Amortization expense	-	(543)	(543)
Balance at January 31, 2014	8,710	(7,442)	1,268
Amortization expense	-	(380)	(380)
Balance at January 31, 2015	8,710	(7,822)	888
Amortization expense	-	(267)	(267)
Balance at January 31, 2016	8,710	(8,089)	621

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

5.

Exploration and evaluation assets

	North-Central Ontario		Totals for years ended January 31,
	Dotted Lake mining claims	Lampson Lake mining claims	2016	2015	2014

Property acquisition costs
Balance, beginning	$4,400	$59,213	$63,613	$74,140	$61,640
Expenditures	7,000	-	7,000	16,900	12,500
Impairment	-	-	-	(27,427)	-
Balance, ending	11,400	59,213	70,613	63,613	74,140

Exploration and evaluation costs
Balance, beginning	213,728	-	213,728	216,867	206,934
Expenditures (reductions)
Field and camp costs	-	-	-	-	-
Geological consulting and reporting	-	-	-	-	-
Geo-referencing	-	-	-	-	9,933
Project administration	-	-	-	934	-
Soil sample analysis	-	-	-	-	-
Impairment	-	-	-	(4,073)	-
	-	-	-	(3,139)	9,933
Balance, ending	213,728	-	213,728	213,728	216,867
Total balance, ending	$225,128	$59,213	$284,341	$277,341	$291,007

The Company holds a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario, known as the Dotted Lake Property (the “Property”) which includes the 2 adjacent Lampson Lake claims acquired under a 4 year option agreement fully paid on April 20, 2014.

Primarily due to continuing uncertainty in the market conditions of the junior mining exploration sector over the past few years, the Company commenced a claims reduction and reconfiguration plan on the Property during the year ended January 31, 2015 and proceeded to record an impairment charge of $31,500 at that time. This plan was designed to focus entirely on claims of merit resulting in certain claims being allowed to lapse, certain claims being partially re-staked, and certain land positions being modified or increased all of which was completed during the year ended January 31, 2016.

Plan implementation included re-staking payments of $4,400 during the year ended January 31, 2015 and $7,000 during the year ended January 31, 2016.

The 2 Lampson Lake claims are subject to a 2% net smelter royalty (“NSR”) in favour of the optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the optionors and a 1% NSR on any metals and/or a 1% NSR payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the optionors for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

6.

Trade payables and accrued liabilities

	As at January 31,
	2016	2015	2014

Trade payables	$5,373	$16,943	$10,367
Accrued liabilities	13,600	10,365	15,240
	$18,973	$27,308	$25,607

7.

Loan payable

This $39,676 debt to a former professional advisor included in the Statement of Financial Position is an unsecured non-interest bearing current liability for which no payment demand has been made to date.

8.

Related party payables and transactions

Related party payables included in the Statement of Financial Position are as follows:

	As at January 31,
	2016	2015	2014
Payable to Company directors and/or companies controlled by directors	$290,304	$120,485	$46,555

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

Related party transactions with directors and companies controlled by directors included in the Statement of Comprehensive Loss are as follows:

	Years ended January 31,
	2016	2015	2014
Consulting services	$250	$1,600	$2,800
Interest expense	2,235	306	-
Management services	60,000	60,000	60,000
Office administration	30,000	30,000	30,000
Professional fees	10,109	8,113	16,170
	$102,594	$100,019	$108,970

Key management personnel compensation:

	Years ended January 31,
	2016	2015	2014
Management services	$60,000	$60,000	$60,000
Interest expense	2,235	306	-
Professional fees	10,109	8,113	16,170
	$72,344	$68,419	$76,170

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

9.

Share capital

Authorized share capital

The Company’s authorized share capital consisted of an unlimited number of common shares without par value.

Issued share capital

As at January 31, 2016, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2015 and 2014 – 44,633,171) of which nil shares remained in escrow (January 31, 2015 – 1,894,800; January 31, 2014 – 3,789,600).

Private placements

No shares were issued during the years ended January 31, 2016, 2015 and 2014.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for year ended January 31, 2016 was based on the net loss attributable to common shareholders of $154,778 (January 31, 2015 - $186,548; January 31, 2014 - $209,624) and the weighted average number of common shares outstanding of 44,633,171 (January 31, 2015 and January 31, 2014 – 44,633,171). The diluted loss per share does not include the effect of any share purchase warrants outstanding in the future since the effect would be anti-dilutive.

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

As at January 31, 2016, 2015 and 2014, there were no stock options outstanding.

Share purchase warrants

	Years ended January 31,
	2016		2015		2014
	Number of warrants	Exercise price	Number of warrants	Exercise price	Number of warrants	Exercise price

Balance, beginning	-	-	-	-	4,068,000	$ 0.40
Warrants issued	-	-	-	-	-	-
Warrants expired	-	-	-	-	(4,068,000)	0.40
Balance, ending	-	-	-	-	-	$ -

10.

Income tax recovery and deferred tax assets

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

	Years ended January 31,
	2016	2015	2014
Loss before income taxes	$154,778	$186,548	$209,624
Statutory tax rate	26%	26%	26%
Expected income tax recovery at the statutory tax rate	(40,242)	(48,502)	(54,502)
Adjustments resulting from:
Non-deductible items and other	22,502	1,158	-
Impact of change in tax rates	-	(21,784)	2,096
Change in valuation allowance	17,740	69,128	52,406
Income tax recovery	$-	$-	$-

The Company’s deferred income tax assets are estimated as follows:

	Years ended January 31,
	2016	2015	2014
Non-capital losses carried-forward	$561,752	$535,023	$468,048
Share issuance costs	9,059	18,118	26,265
Equipment	464	395	285
Resource development and exploration costs	60,190	60,190	50,000
Net potential deferred income tax asset	631,465	613,726	544,598
Valuation allowance	(631,465)	(613,726)	(544,598)
Net deferred income tax asset	$-	$-	$-

A valuation allowance has been used to offset the net potential benefit related to the future tax assets arising from these deductible temporary differences due to the uncertainty associated with the ultimate realization of the non-capital losses and resources pools.

The tax pools relating to these deductible temporary differences available to reduce future taxable income expire as follows:

	Canadian non- capital losses	Resources Pool	Equipment	Share issuance costs
2026	$132,052	$-	$-	$-
2027	175,837	-	-	-
2028	152,040	-	-	-
2029	182,808	-	-	-
2030	105,295	-	-	-
2031	243,513	-	-	-
2032	278,811	-	-	-
2033	273,858	-	-	-
2034	240,001	-	-	-
2035	187,020
2036	189,351
No expiry	-	515,841	2,407	34,842
	$2,160,586	$515,841	$2,407	$34,842

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

11.

Financial instruments and financial risk management

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit and security deposit. The Company’s cash and credit card deposit are deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an on-going basis. The Company ensures there are sufficient funds to meet short-term business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or loans from Company directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

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

Classification of financial instruments

Financial assets included in the Statement of Financial Position are as follows:

	as at January 31,
	2016	2015	2014
Fair value through profit and loss:
Cash and cash equivalents	$553	$271	$96,466
Credit card security deposit	6,900	6,900	6,900
	$7,453	$7,171	$103,366

ROUGE RESOURCES LTD.

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the years ended January 31, 2016, 2015 and 2014

Financial liabilities included in the Statement of Financial Position are as follows:

	as at January 31,
	2016	2015	2014
Non-derivative financial liabilities:
Trade payables	$5,373	$16,943	$10,367
Loan payable	39,676	39,676	39,676
Related party payables	290,304	120,485	46,555
	$335,353	$177,104	$96,598

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts included in the Statement of Financial Position.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

-

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

-

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

-

Level 3 – Inputs that are not based on observable market data.

As at January 31, 2016, the Company’s financial instruments classified as Level 1 consisted of cash.

12.

Capital management

The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support its exploration and development expenditures and to sustain future development of its business. The capital structure of the Company consists of share and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

13.

Subsequent event

On May 10, 2016, the Company announced a change in their board of directors and management team. The Company also entered into a mandate agreement with Fiore Management & Advisory Corp. to provide financial advice and corporate administration. In addition, the Company granted an aggregate of 2,500,000 incentive stock options at a price of $0.05 per share, exercisable until May 10, 2026, subject to TSX-V approval.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rouge Resources Ltd.

Registrant

Dated: June 14, 2016	Signed: /s/ “Melinda Coghill”
Melinda Coghill, Chief Financial Officer

